UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

31 August 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:  ☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

IMPORTANT NOTICE

Certain of the announcements and documents furnished herewith relate to offers of securities that are being made outside the United States without registration under the Securities Act of 1933 in reliance on Regulation S thereunder. Neither the furnishing of such announcements and documents to the SEC in accordance with the requirements of Form 6-K nor the announcements or documents themselves constitutes an offer of any of the securities referred to in the United States or to any US person (as defined in Regulation S).

This report on Form 6-K contains the following:

1.	Media Release

2.	Summary of proposed demerger of Telecom

3.	Chorus Limited’s European medium term note prospectus

4.	Consent Solicitation Memorandum for Telecom’s GBP bondholders.

5.	Press release relating to Telecom’s GBP bondholder meeting.

6.	Press release relating to Telecom’s Swiss Franc bondholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 31 August 2011	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

STOCK EXCHANGE ANNOUNCEMENT August 31, 2011

Telecom releases further demerger information

Telecom has today released certain key pieces of information relating to its demerger proposal.

This information is included in documents that are available to certain Telecom debt holders; however it has also been released widely today to ensure all market participants have access to the same information.

The documents are being released prior to the release of the shareholder information to ensure the completion of the debt process in a manner that supports the wider demerger timeframe.

The full shareholder information pack, known as the scheme booklet, is expected to be released by mid-September.

Subject to the necessary approvals, the demerger is expected to be completed around 30 November 2011.

As the shareholder information has not yet been released, Telecom remains subject to significant communication constraints. As a result, Telecom is not yet in a position to offer any additional commentary beyond the information that has been disclosed.

The documents that have been released today and are attached to this media release include:

•	Summary of proposed demerger of Telecom

•	Chorus Limited’s European medium term note prospectus

•	Press release relating to Telecom’s GBP bondholder meeting

•	Consent Solicitation Memorandum for Telecom’s GBP bondholders

•	Press release relating to Telecom’s Swiss Franc bondholders

- ends –

For media enquiries, please contact:

Ian Bonnar

Corporate Communications Manager

+64 (0)27 215 7564

For investor enquiries, please contact:

Mark Laing

GM Capital Markets

+64 (0)27 227 5890

Stefan Knight

Head of Investor Relations

+64 (0)27 252 9438

STOCK EXCHANGE ANNOUNCEMENT 31 August 2011

TELECOM TO DEMERGE CHORUS

Demerger overview

Telecom today announced that it will proceed with the next steps towards structural separation (the Demerger) to create two independent publicly listed companies: Telecom, a focused telecommunications and IT services business (New Telecom) and Chorus, a New Zealand nationwide fixed line access network infrastructure business (New Chorus). Telecom has released this summary information to ensure all market participants have access to the same key information following the distribution of the New Chorus debt prospectus to bond holders today.

A scheme booklet containing more information in relation to the Demerger is expected to be released to Telecom shareholders in mid September 2011. Subject to the necessary approvals, the Demerger is expected to be completed around 30 November 2011.

On Demerger, New Telecom will be New Zealand’s largest provider of telecommunications and IT services, by revenue, customers and assets. New Telecom’s assets will include the PSTN network equipment for fixed line calling, the XT 3G mobile network, national backhaul networks, a 50% ownership interest in the Southern Cross international cable, and an extensive Australian fixed IP network. Under the New Zealand Government’s proposed regulatory changes, which are conditional on the Demerger, New Telecom will be subject to less of the current Telecom-specific regulation and will therefore compete on a similar regulatory footing with its market peers. On a pro forma basis1 for the year ended 30 June 2011 (FY11), New Telecom generated revenue and other gains of NZ$5,071 million, EBITDA of NZ$885 million and EBIT of NZ$178 million. After removing the gain from the sale of AAPT’s consumer division and the effect of certain one-off costs and asset impairments2, New Telecom earned adjusted pro forma EBITDA of NZ$1,125 million.

New Chorus will be New Zealand’s largest telecommunications utility business and will be a nationwide owner and operator of fixed line access network infrastructure with an approximate 93% market share of the fixed line access market. New Chorus’ main assets will comprise local telephone exchanges, roadside cabinets and approximately 1.8 million lines connecting New Zealand homes and businesses. A range of telecommunications providers will use New Chorus’ network to deliver phone and internet services to New Zealanders and rely on New Chorus’ copper and fibre network capability and expertise to build and maintain their communications services. New Chorus will play an important role in the New Zealand Government’s Ultra-Fast Broadband (UFB) Initiative, a fibre-to-the-premise network that is intended to reach 75% of New Zealanders by the end of 2019. The agreements providing for New Chorus’ participation in the UFB Initiative are effectively conditional on the Demerger. On a pro forma basis3 for FY11, New Chorus generated revenue and other gains of NZ$1,050 million, EBITDA of NZ$606 million and EBIT of NZ$286 million. After removing the effect of certain one-off costs and asset impairments4, New Chorus earned adjusted pro forma EBITDA of NZ$676 million.

[1]

The pro forma financial information in this announcement is unaudited and reflects certain transactions that are expected to take place as part of or in association with the Demerger as if they had occurred on 1 July 2010. The pro forma financial information is based on assumptions and estimates and does not represent what the results of operations or financial position of New Chorus or New Telecom, as applicable, would have been had it operated as a separate legal entity for the years presented. The scheme booklet, which is expected to be sent to shareholders in September 2011, will contain more detailed financial information, including more information regarding the basis of preparation of the separate financial information for New Telecom and New Chorus.

[2]

Telecom pro forma FY11 EBITDA of NZ$885 million has been adjusted for one off items of: a gain of NZ$18 million due to the sale of the consumer division of AAPT’s operations to iiNet, costs of NZ$23 million in relation to Telecom’s UFB proposal, one-off costs of NZ$20 million in relation to the Canterbury earthquakes; and impairment charges of NZ$215 million recognised on copper-based regulatory assets due to the combined effect of the move to a fibre-oriented world and regulatory developments.

[3]	See footnote 1 above.

1

Rationale for the Demerger

The Telecom Board believes that the Demerger will maximise long term value for Telecom shareholders as it:

•	Facilitates Chorus undertaking a leading role in the Government led fibre initiative

•	Aligns the interests of New Chorus with the Government’s UFB objectives

•	Avoids Telecom competing with Government backed fibre competition if Telecom is not a partner in the UFB Initiative

•	Leads to the introduction of a simplified regulatory regime with greater certainty, reduced regulatory burden and less associated cost

•	Allows New Telecom and New Chorus to further focus on their independent strategies and core competencies

•	Enables tailored capital structure and financial policies for New Telecom and New Chorus

•	Allows for improved alignment of management incentives at New Telecom and New Chorus with performance

•	Provides greater transparency and flexibility for investors

Following the Demerger, New Telecom is expected to remain in the NZX50, ASX200 and the MCSI World (Standard) Index. It is anticipated that New Chorus will be listed on both NZX and the ASX. It is expected that New Chorus will qualify for inclusion in the NZX50, however, New Chorus may not remain eligible for inclusion in the ASX200 index or the MCSI World (Standard) Index. New Chorus will not be listed in the US, however it will have a level 1 ADR programme, which will allow ADR holders to buy and sell ADRs on the Over The Counter (OTC) market.

Demerger process and timing

The Demerger will be implemented by way of a Court approved scheme of arrangement under Part XV of the Companies Act, under which Eligible Shareholders5 will receive one share in New Chorus for every five Telecom shares held. Telecom shareholders will also retain their shareholding in New Telecom.

The key steps to implement the Demerger include:

•	Approval of the Demerger resolution by Telecom shareholders at the shareholder meeting

•	Obtaining all required approvals, waivers or consents in respect of the Telecom EMTN Programme and Telebonds Programme

•	All material conditions precedent to New Chorus drawing on its new financing arrangements either being satisfied or waived

Subject to initial court approval, a scheme booklet is expected to be sent to shareholders in mid September 2011 which will contain further information about the Demerger. A shareholder meeting to consider and vote on the Demerger is expected to be scheduled thereafter. Final court approval will be sought following the shareholder meeting.

[4]

Chorus pro forma FY11 EBITDA of NZ$606 million has been adjusted for one off items of: NZ$6 million in relation to Telecom’s UFB proposal, one-off costs of NZ$22 million in relation to the Canterbury earthquakes; and impairment charges of NZ$42 million recognised on copper-based regulatory assets due to the combined effect of the move to a fibre-oriented world and regulatory developments.

[5]

Eligible Shareholders are expected to be Telecom shareholders whose registered address is within New Zealand, Australia, the United States, the United Kingdom, Canada, Germany, Hong Kong, Japan, Luxembourg, Norway, the Netherlands, Singapore or Switzerland; or a jurisdiction in which Telecom reasonably believes that it is not prohibited and not unduly onerous or impractical to distribute New Chorus shares to Telecom shareholders pursuant to the Demerger. New Chorus shares to which ineligible shareholders would otherwise be entitled will be automatically sold, with ineligible shareholders receiving the proceeds of the sale.

2

The scheme booklet will contain an independent expert’s report from Grant Samuel and an investigative accountants’ report from KPMG.

Subject to the necessary approvals, the Demerger is expected to be completed around 30 November 2011.

New Chorus Board and management

If the Demerger proceeds, the Board and senior management team of New Chorus will comprise:

New Chorus Non-Executive Directors	New Chorus Executives
• Sue Sheldon CNZM (Chairman) • Anne Urlwin • Clayton Wakefield • Jon Hartley • Keith Turner • Prue Flacks

•        Mark Ratcliffe – Chief Executive Officer

•        Brian Hall – Acting Chief Financial Officer[6], Financial Controller

•        Ed Beattie – General Manager, Property and Network Operations

•        Sara Broadhurst – General Manager, HR

•        Victoria Crone – General Manager, Sales and Marketing

•        Chris Dyhrberg – General Manager, Network Build

•        Irene Lovejoy – Executive Assistant to the CEO

•        Vanessa Oakley – General Counsel & Company Secretary

•        Ewen Powell – Chief Information Officer

•        Nick Woodward – General Manager, Customer Services

Brief biographies of all New Chorus Board and management team members are included in Appendix A.

Capital structure and management of debt providers

If the Demerger proceeds, Telecom will apportion its existing debt so that upon Demerger New Chorus is expected to have approximately NZ$1,700 million of net interest bearing debt (inclusive of associated derivatives) and New Telecom is expected to have approximately NZ$750 million to NZ$950 million of net interest bearing debt (inclusive of associated derivatives). The New Telecom figure will vary depending on the amount of Telecom’s operating, investing and financing cash flows in the period prior to the Demerger and market rates at that time.

[6]	Brian Hall will fill the CFO role until the selection process for a permanent CFO is concluded and the new CFO commences employment with New Chorus.

3

Telecom has the following series of notes outstanding under the Telecom EMTN Programme:

Bond	Coupon	Maturity
USD250 million	6.750%	14 December 2011
CHF200 million	4.375%	6 August 2012
CAD275 million	4.750%	11 October 2013
GBP125 million	5.625%	14 May 2018
GBP150 million	5.750%	6 April 2020

On 31 August 2011 Telecom and Chorus launched an exchange offer in relation to the two existing series of Telecom GBP EMTN notes with the objective of having a majority of holders of existing GBP notes due in 2018 and 2020 subscribe for new 2020 notes to be issued upon Demerger by New Chorus. In addition, Telecom intends to repay or repurchase, around the Demerger date, the USD, CHF and CAD series of notes. The redemption of the CHF notes will be subject to approval of noteholders according to a notice to note holders dated 31 August 2011.

Telecom also has six series of bonds outstanding under its Telebonds programme totaling NZ$541 million all of which are proposed to remain as obligations of New Telecom following the Demerger. The Demerger requires the approval of the Trustee for the Telebond programme. A meeting of Telebond holders will be held in September 2011 at which the Trustee will seek the approval of Telebond holders to approve the terms of the Demerger.

Credit ratings of New Telecom and New Chorus

Standard & Poor’s believes that if New Telecom maintains an appropriately conservative capital structure and financial policies, a rating outcome of A- is possible and Moody’s is expected to assign a preliminary credit rating of A3 / Stable.

New Telecom intends to adopt a capital structure consistent with maintaining an ‘A band’ credit rating. To that end, New Telecom intends to manage its debt levels to ensure that the ratio of net interest bearing debt (inclusive of associated derivatives) to EBITDA does not materially exceed 1.1 times on a long run basis which for credit rating agency purposes equates approximately to net debt to EBITDA of 1.5 times. The difference between these two ratios is primarily due to the capitalisation of operating leases.

It is expected that Standard & Poor’s will assign a preliminary credit rating for New Chorus of BBB / Stable and Moody’s is expected to assign a preliminary credit rating of Baa2 / Stable.

New Chorus intends to adopt a capital structure consistent with maintaining an investment grade credit rating. To that end, New Chorus intends to manage its debt levels to ensure that the ratio of net interest bearing debt (inclusive of associated derivatives) to EBITDA does not materially exceed three and a half times on a long run basis. For the purposes of this metric, net interest bearing debt includes the senior portion of CFH Debt Securities7, but excludes the subordinated portion of the CFH Debt Securities and the CFH Equity Securities.

Dividend policies

For the 2012 financial year it is anticipated that New Telecom will continue with the existing Telecom dividend policy and target a payout ratio of approximately 90% of adjusted net earnings, subject to there being no material adverse changes in circumstances or operating outlook. For the 2012 financial year, Telecom will move to paying dividends on a semi-annual basis. As a result, should the proposed Demerger occur prior to 31 December 2011, Telecom will not declare another dividend prior to Demerger and will pay an interim dividend for the 6 months ending 31 December 2011 based on a combination of Telecom’s pre-Demerger adjusted net earnings and New Telecom’s post-Demerger adjusted net earnings.

[7]	See Appendix B for a description of the CFH Securities, including the CFH Debt Securities, the CFH Equity Securities and the CFH Warrants.

4

It is anticipated that for the 2012 financial year New Chorus will adopt a dividend policy to pay out 25 cents per New Chorus Share per annum (noting that one New Chorus Share will be issued for every 5 Telecom Shares, and therefore each Telecom Shareholder will hold one-fifth of the number of New Chorus Shares as they held Telecom Shares on the Record Date (subject to rounding)). This policy is subject to there being no material adverse changes in circumstances or operating outlook. It is expected that the Demerger will occur part way through the 2012 financial year, and as a result the 2012 financial year dividend pay out will be prorated to reflect only the post-Demerger period. It is expected that New Chorus’ first dividend will be declared post 30 June 2012.

Under the terms of the agreements with Crown Fibre Holdings Limited (CFH) in relation to the UFB Initiative, if at any time New Chorus’ credit rating falls below investment grade, New Chorus will be prohibited from paying any distributions on New Chorus shares while its crediting rating remains below investment grade without CFH’s approval.

New Telecom and New Chorus intend to impute dividends to the extent practicable. The future dividend policy of New Telecom and New Chorus remains a matter for their respective Boards and may change over time.

UFB Network build costs

Telecom management estimates that that the total cost to deploy the communal elements of the fibre access network to an estimated 830,900 premises across the 24 UFB candidate areas in which New Chorus will partner with the New Zealand Government will be in the range of NZ$1,400 million – NZ$1,600 million over the period of the UFB Network rollout to 31 December 2019. However, the annual cost will materially vary from year to year. The New Zealand Government investment through the CFH Securities of approximately NZ$929 million will be awarded to New Chorus over the UFB Network deployment period (provided certain build milestones are met and at the election of New Chorus) and as such it is estimated that New Chorus would have to fund in the range of NZ$470 million – NZ$670 million for the communal fibre access network over the same period.

In addition, Telecom management estimates that the average cost to connect a premise to the communal fibre access network over the UFB Network rollout period will be in the range of NZ$900 – NZ$1,100 per premise in real terms. However, within this average, the cost to connect individual premises will vary significantly on a premise by premise basis. It is also expected that the average cost of connection per premise in the early years of deployment will be higher as some elements of the equipment used to connect a single premise can be shared across multiple premises which could connect at a later date.

Transitional and long term arrangements

On Demerger, New Telecom and New Chorus will enter into transitional and long term arrangements to share some assets and IT system, services and telecommunications equipment. These arrangements are structured into short to medium term transitional arrangements which will be entered into between New Telecom and New Chorus (with the majority being provided until 30 June 2014), and long term arrangements that could endure for the life of the assets. All of these arrangements have been negotiated on an arms length basis and will be monitored by the Commerce Commission.

Further information

A scheme booklet containing more information in relation to the Demerger is expected to be released to Telecom shareholders in mid September 2011.

Until the release of the scheme booklet Telecom remains subject to significant communication constraints. As such it is not anticipated that any further announcement regarding the Demerger will be made prior to its release.

All Demerger related dates in this announcement are indicative only and subject to change.

The securities referred to in this announcement have not been, and will not be, registered under the United States Securities Act of 1933 or under the securities laws of any state or other jurisdiction of the United States. This announcement does not constitute an offer of securities in the United States or to any person to whom it would not be lawful. Any securities described herein may not be offered or sold in the United States absent registration under the Securities Act or pursuant to an applicable exemption from registration.

5

APPENDIX A: NEW CHORUS BOARD AND SENIOR MANAGEMENT TEAMS

New Chorus Board

Sue Sheldon CNZM; BCom; FCA

Chairman, Non-Executive Director

Sue Sheldon CNZM has been a member of the Telecom Board since 21 June 2010 and Chairs the Human Resource and Compensation Committee and is a member of the Audit and Risk Management Committee. Sue is a professional company director. She is a director of Contact Energy Limited, Freightways Limited, Paymark Limited, and the Reserve Bank of New Zealand and former director of Smiths City Group Limited, and Wool Grower Holdings Limited and Wool Industry Network Limited.

Prior to moving into a professional director role, Sue practised as a Chartered Accountant. She is a former president of the New Zealand Institute of Chartered Accountants and was made a Companion of the New Zealand Order of Merit for services to business.

Sue has previously held directorships in Meridian Energy Limited, Ngai Tahu Holdings Limited, Christchurch International Airport Limited and Asure New Zealand Limited, and is the former chair of the National Provident Fund. She has extensive experience as both chair and member of audit and risk committees. For some years Sue has been involved with the governance of Girl Guiding New Zealand, the leadership organisation for girls and young women.

The following have been conditionally appointed as Non-Executive Directors of New Chorus and will be formally appointed upon Demerger:

Anne Urlwin, BCom; CA; F InstD; FNZIM; ACIS

Non-Executive Director

Anne Urlwin has 20 years’ directorship experience in sectors ranging from energy, health, construction, regulatory services, internet infrastructure, research, banking, forestry and the primary sector as well as education, sports administration and the arts. She is Chairman of Lakes Environmental and Naylor Love Enterprises, and a director of New Zealand electricity generator and retailer Meridian Energy and New Zealand Cricket. She is the former chair of the New Zealand Blood Service and of New Zealand Domain Name Registry Limited. She is a member of the College of Chartered Accountants, New Zealand Institute of Chartered Accountants and is also a Fellow of the Institute of Directors in New Zealand and of the New Zealand Institute of Management.

Clayton Wakefield, BSci (Computer Science); GradDip Mgmt

Non-Executive Director

Clayton Wakefield is an executive director and owner of Techspace Consulting Limited, a leading New Zealand independent IT advisory company working with New Zealand’s major corporates. . Clayton is also an independent non-executive director of Endace Limited. From 2001 to 2007 he was Head of Technology and Operations at ASB Bank Limited, one of the largest providers of financial and insurance services in New Zealand. Clayton has over 30 years’ experience in the banking, financial services, telecommunications and technology industries. Clayton was previously a director and chairman of Electronic Transactions Services Limited, New Zealand’s leading electronic payments provider and also previously a director and chairman of Visa New Zealand Limited. Clayton holds a Bachelor of Science in Computer Science and Mathematics from Waikato University and a Post Graduate Diploma in Management from the University of Auckland.

6

Jon Hartley, BA Econ Accounting (Hons); Fellow ICA (England & Wales); Associate ICA (Australia); Fellow AICD

Non-Executive Director

Jon Hartley is an English and Australian Chartered Accountant and Fellow of the Australian Institute of Company Directors. He has lived and worked in several countries and held senior executive and non-executive roles across a diverse range of commercial and not for profit organisations including chairing SkyCity Limited, CEO of Brierley NZ and Solid Energy and CFO of Lend Lease in Australia. His current roles include Deputy Chair of ASB Bank, ASB Life and VisionFund International, director of Mighty River Power and VisionFund Cambodia, and trustee of World Vision NZ and the Wellington City Mission.

Keith Turner, BE (Hons); ME; PhD

Non-Executive Director

Dr Keith Turner was Chief Executive of New Zealand electricity generator and retailer Meridian Energy for 9 years from its establishment in 1999. He is now the Chairman of Fisher and Paykel Appliances, Deputy Chairman of Auckland International Airport and a director of Spark Infrastructure, an Australian listed company. He is also a director of several small start-up enterprises. Keith has had an extensive career in electricity, taking part in much of its reform including separation of Transpower from Electricity Corporation of New Zealand Limited (ECNZ) in 1992, the separation of Contact Energy from ECNZ in 1996 and the eventual break up of ECNZ into three companies in 1999.

Prue Flacks, LLB; LLM.

Non-Executive Director

Prue Flacks has been an independent, non-executive director of Bank of New Zealand since 19 October 2009. Prue is also a director of Mighty River Power Limited, a trustee of the Victoria University Foundation and a barrister and solicitor with extensive specialist experience in commercial law and, in particular, banking and finance and securities law. Her areas of expertise include corporate and regulatory matters, corporate finance, capital markets, securitisation and business restructuring. She is a consultant to Russell McVeagh and was previously a partner at Russell McVeagh for 20 years. She is also a member of the Institute of Directors, Global Women, Shareholder Association, INFINZ and the Banking & Financial Services Law Association.

7

New Chorus management team

Mark Ratcliffe, Chief Executive Officer

Mark Ratcliffe has worked for Telecom for the past 20 years, commencing originally in the finance department before moving into various marketing, product development, product management and IT roles. Mark was promoted to the Telecom Executive team in 1999. In March 2008, Mark became CEO of Chorus, Telecom’s operationally separate business unit that manages the telecommunications infrastructure and gives service providers equal access to the local network. In May 2010, Mark was seconded to lead a team focused on Telecom’s participation in the Government’s UFB initiative. Mark will be appointed to the role of CEO of New Chorus, in the event that the Demerger proceeds.

Brian Hall, Acting Chief Financial Officer, Financial Controller

Brian Hall has been appointed as New Chorus Financial Controller and will act as Chief Financial Officer until the permanent CFO position is filled. Brian has more than 20 years experience in a variety of finance roles across Telecom and was involved in the Telecom IPO, the acquisition of Gen-i and most recently, the financial and asset split associated with the Demerger. Before joining Telecom, Brian was a senior audit manager with PriceWaterhouseCoopers. As Acting Chief Financial Officer for New Chorus Brian will be responsible for overseeing all finance, commercial, supply chain & demand functions as well as managing New Chorus’ treasury and investor relations activities. Brian joined Chorus in September 2008 from his role of Finance and Operations Manager of the T&SS business team at Telecom.

Ed Beattie, General Manager, Property and Network Operations

Ed Beattie has more than 30 years experience in building and maintaining fixed line and mobile telecommunications networks in New Zealand. He has delivered large-scale network programmes and managing a national field operations team to deliver world-class customer service. Within New Chorus Ed will focus on improving the performance and operations of New Chorus’ fibre and copper network, maintaining its portfolio of local exchanges, cabinets and telecommunications infrastructure and delivering outstanding customer service in the field. Ed has been part of most major network programmes in Telecom since he joined in 1979 as a telephone lineman, including significant deployment and network upgrade projects over the years. Most recently he managed the delivery of the successful fibre-to-the-node programme and continues to play a lead role in Telecom’s Christchurch crisis response and restoration activities.

Sara Broadhurst, General Manager, HR

Sara Broadhurst has more than 10 years experience in human resources in New Zealand and the UK in a wide range of industries. She has a strong track record of managing organisational change, organisational design, employee relations, recruitment and remuneration. Within New Chorus Sara will be responsible for developing and sustaining New Chorus’ organisational management, ensuring that the company has the capabilities, skills and resources to deliver on its business strategy and the expectations of stakeholders. She is dedicated to ensuring that New Chorus builds the culture and people engagement necessary to create a high performing organisation. Sara joined Chorus in 2008 and she previously held HR roles in New Zealand for ANZ National Bank, EFTPOS and Barnardos, HR roles in the UK and prior to that worked in operational and account management, communications and marketing for housing organisations.

8

Victoria Crone, General Manager, Sales & Marketing

Victoria Crone joins New Chorus after more than 15 years experience in bringing telecommunications products and services to market, and positively influencing the way the New Zealanders experience communications and the internet. Victoria’s knowledge of the retail market will offer a fresh perspective to New Chorus as the company develops products and services that will encourage the transition to a fibre world. She will be responsible for working with New Chorus customers to ensure that the company develops the products that will meet the demands of end-customers, and continue to build positive perceptions of New Chorus with stakeholders and the general public. Based in Auckland, Victoria has held several senior business, sales and marketing roles throughout her career. This includes responsibility for the sales strategy and operations for Telecom’s retail business, managing offerings for the business market and developing Telecom’s proposition for next generation products and services.

Chris Dyhrberg, General Manager, Network Build

Chris Dyhrberg has played a key role in developing and implementing major changes in New Zealand’s telecommunications industry for the most of his career, pioneering open access to the Telecom network including; the unbundling of the local copper network, the operational separation of Telecom, and most recently, has been involved in negotiations with respect to the Government UFB Initiative and the Rural Broadband Initiative. Within New Chorus Chris will be responsible for the network build operations including the architecture, investment, planning and deployment of the rural broadband network and the UFB Network. Chris began as a trainee telephone technician for the Post Office and he has held a variety of marketing, industry and commercial management roles within Telecom. Chris has also worked at Transpower, the Central Regional Health Authority and Capital Coast Health Ltd.

Irene Lovejoy, Executive Assistant to the CEO

Irene Lovejoy will be responsible for liaising with the office of the New Chorus Board, managing the New Chorus CEO office, overseeing all administration functions and managing the team of coordinators and assistants throughout the business. Irene has been at Telecom for 22 years and held roles in the marketing, technology and corporate teams. She has been working with Mark Ratcliffe, the New Chorus CEO, for more than 13 years and brings a unique insight that will be valuable in the development of the New Chorus executive team.

Vanessa Oakley, General Counsel & Company Secretary

Vanessa brings significant knowledge to Chorus with 17 years experience in law and policy. The majority of this time has been in relation to regulated infrastructure businesses and in the development of policies that result in legislative change and drive commercial operations. Most recently, she has been involved in the negotiations with respect to the Government UFB Initiative and the Demerger of New Chorus. Within New Chorus Vanessa will manage interactions with the Chorus Board and oversee the team responsible for legal and regulatory affairs including government relations, compliance, risk and audit. Her focus will be providing legal advice and guidance that will ensure the company is best placed to deliver its business goals, regulatory commitments and meet customer and stakeholder expectations. Vanessa has held roles in New Zealand and the UK. Her previous legal experience includes roles in criminal prosecution, civil litigation, acting as a key adviser to Oftel in the UK on a new EU telecommunications framework and the New Zealand Commerce Commission and providing legal and regulatory advice across the Telecom Group.

9

Ewen Powell, Chief Information Officer

Ewen Powell has more than 18 years experience in managing the technology, services and partnerships that combined operate a national communications network and support a high performing organisation. Within New Chorus Ewen will be responsible for delivering the technology and systems New Chorus needs to achieve its business objectives and operate as a standalone entity. He will provide stewardship for New Chorus’ network assets and the systems to manage and support these. Since re-joining Telecom in 1999, Ewen has been at the forefront of the technology changes, from initial consultations with mobile network suppliers, building the CDMA network, and most recently, driving the technology changes to deliver efficiencies within customer transactions and enabling Chorus to achieve its operational separation requirements.

Nick Woodward, General Manager, Customer Services

Nick Woodward brings to New Chorus his knowledge of gaining customer confidence through outstanding service, which stems from his IT, sales and customer management experience in the financial and telecommunications industries throughout Europe and in the United States. Within New Chorus Nick will be responsible for driving operational excellence in the way the company interacts with customers, suppliers and partners. This will include helping customers transition their business systems to New Chorus and managing the team and processes that will ensure operational transactions deliver business efficiencies and a great customer experience. Prior to joining Telecom Nick worked in the UK for companies including Hutchison 3G UK and Household Bank. He joined Chorus in 2008 as Head of Customer Services where he has successfully introduced operational improvements to deliver better services to customers, prior to this role he managed Telecom’s Channel Planning and Operations group.

10

APPENDIX B: CFH SECURITIES

CFH Securities

New Chorus and CFH will, on Demerger, enter into the Subscription Agreement which will entitle New Chorus to call for CFH to subscribe for securities issued by New Chorus (CFH Securities) at any time during the period from Demerger to 31 December 2019 (unless terminated earlier). The maximum value of CFH Securities that New Chorus can require CFH to subscribe for at any time will be determined according to the number of premises passed by New Chorus’ fibre network under the UFB Initiative up to that time. The maximum aggregate value of CFH Securities to be subscribed for by CFH is approximately NZ$929 million.

Half of each tranche of investment by CFH must be used to subscribe for CFH Equity Securities and the other half for CFH Debt Securities. With each issue of CFH Securities, New Chorus will also issue to CFH a tranche of CFH Warrants for nil consideration. The key terms of the CFH Equity Securities, CFH Debt Securities and CFH Warrants are described below.

CFH Debt Securities

The CFH Debt Securities will be unsecured, non interest bearing and will carry no voting rights at meetings of holders of New Chorus ordinary shares. New Chorus will be required to redeem the CFH Debt Securities in tranches from 2025 to (at the latest) 2036 by repaying the issue price to the holder. An accelerated repayment schedule applies if end-user fibre uptake does not exceed a threshold level of 20% by 30 June 2020.

The principal amount of each CFH Debt Security will consist of a senior portion and a subordinated portion8. The senior portion will rank equally with all other unsecured, unsubordinated creditors of New Chorus. The subordinated portion will rank below all other indebtedness of New Chorus.

CFH Equity Securities

The CFH Equity Securities are a unique class of security that carry no right to vote at meetings of holders of New Chorus Shares, but entitle the holder to a right to a repayment preference on liquidation and additional rights that relate to New Chorus’ performance under the agreements with CFH. New Chorus has the right to redeem the CFH Equity Securities at any time for cash or, provided certain conditions are met, by the issue of new Chorus ordinary shares.

Dividends will become payable on a portion of the CFH Equity Securities from 2025 onwards, with the portion of CFH Equity Securities that attract dividends increasing over time9. By 2035 or 2036 (depending on whether the end-user fibre uptake threshold is met) all outstanding CFH Equity Securities will attract dividends. The portion of CFH Equity Securities that attract dividends will increase at a faster rate if the 20% end-user fibre uptake threshold is not met.

New Chorus is not obliged to declare any dividend on CFH Equity Securities in respect of any period, but if it does not pay (or declare) a scheduled dividend on the CFH Equity Securities it may not make any distribution on New Chorus ordinary shares until a subsequent dividend on the CFH Equity Securities is paid in full. The dividends payable on the CFH Equity Securities are non-cumulative, which means that if New Chorus does not declare or make a scheduled dividend payment, the unpaid dividend falls away and does not become a debt due to the holder of the CFH Equity Securities.

[8]

The value of the senior portion of a CFH Debt Security at any time will be the present value of the sum repayable on the CFH Debt Security (i.e. the issue price) at that time, calculated using a discount rate of 8.5%. Prior to 30 June 2020, calculation of the senior portion will assume that the end-user fibre uptake threshold will not be met at 30 June 2020, and will therefore be based on the repayments applicable under that scenario. The subordinated portion of a CFH Debt Security at any time will be the difference between the issue price and the senior portion at that time (i.e. the remainder of the issue price after subtracting the senior portion)

[9]	The dividend rate on the CFH Equity Securities (when payable) will be equal to a reference rate (based on the 180 day bank bill rate in New Zealand) plus a margin of 6% per annum.

11

CFH Warrants

New Chorus will issue CFH Warrants to CFH for nil consideration along with each tranche of CFH Equity Securities. The CFH Warrants are intended to allow CFH (or the holder if they are transferred) to participate in the upside if New Chorus Shares perform in excess of a total shareholder return of 16% per annum over the relevant period. Each CFH Warrant gives the holder the right, on a specified exercise date, to purchase at a set strike price a New Chorus ordinary share to be issued by New Chorus. A CFH Warrant will therefore be “in the money” to the extent that the price that the holder can realise for the New Chorus ordinary share issued on exercise of a CFH Warrant exceeds the price paid to exercise the CFH Warrant. The strike price for a CFH Warrant is based on a total shareholder return of 16% per annum on New Chorus ordinary shares over the relevant period. Therefore, a holder of a CFH Warrant is only likely to exercise the CFH Warrant if total shareholder return on New Chorus Shares has exceeded 16% per annum over that period.

12

BASE PROSPECTUS

CHORUS LIMITED

(incorporated with limited liability in New Zealand)

Guaranteed by

Chorus New Zealand Limited

(incorporated with limited liability in New Zealand)

U.S. $2,000,000,000

Euro Medium Term Note Programme

This Base Prospectus has been approved by the Luxembourg Commission de Surveillance du Secteur Financier (the “CSSF”), which is the Luxembourg competent authority for the purpose of the Prospectus Directive (as defined herein) and relevant implementing measures in Luxembourg, as a base prospectus issued in compliance with the Prospectus Directive and relevant implementing measures in Luxembourg for the purpose of giving information with regard to the issue of notes (“Notes”) issued under the Euro Medium Term Note Programme (the “Programme”) described in this Base Prospectus during the period of twelve months after the date hereof. This Base Prospectus comprises a base prospectus for the purposes of Article 5.4 of the Prospectus Directive. The CSSF assumes no responsibility as to the economic and financial soundness of the Programme or the Notes and the quality or solvency of the Issuer pursuant to the provisions of article (7)(7) of the Luxembourg Law on Prospectuses for Securities. Applications have been made for such Notes to be admitted during the period of twelve months after the date hereof to listing on the official list and to trading on the regulated market of the Luxembourg Stock Exchange. The regulated market of the Luxembourg Stock Exchange is a regulated market for the purposes of the Markets in Financial Instruments Directive 2004/39/EC. The CSSF may be requested, from time to time, to provide certificates of approval attesting that the Base Prospectus has been drawn up in accordance with the Prospectus Directive to the competent authorities (for the purposes of the Prospectus Directive) of other European Economic Area Member States. A list of Member States to which such a certificate has been provided may be obtained from Chorus Limited (the “Issuer” or “Chorus”), Chorus New Zealand Limited (the “Original Guarantor”) or the Luxembourg Listing Agent. The Programme also permits Notes to be issued on the basis that they will not be admitted to listing, trading and/or quotation by any competent authority, stock exchange and/or quotation system or to be admitted to listing, trading and/or quotation by such other or further competent authorities, stock exchanges and/or quotation systems as may be agreed with the Issuer.

Tranches of Notes may be rated or unrated. Where a Tranche of Notes is rated, the applicable rating(s) will be specified in the relevant Final Terms. Whether or not each credit rating applied for in relation to a relevant Tranche of Notes will be issued by a credit rating agency established in the European Union and registered under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies (the “CRA Regulation”) will be disclosed in the relevant Final Terms. In general, European regulated investors are restricted from using a rating for regulatory purposes if such rating is not issued by a credit rating agency established in the European Union and registered under the CRA Regulation unless the rating is provided by a credit rating agency operating in the European Union before 7 June 2010 which has submitted an application for registration in accordance with the CRA Regulation and such registration has not been refused. A rating is not a recommendation to buy, sell or hold Notes and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

Investing in Notes issued under the Programme involves certain risks. The principal risk factors that may affect the abilities of the Issuer and the Original Guarantor to fulfil their respective obligations under the Notes are discussed under “Risk Factors” below.

i

Arranger

Citigroup Global Markets Limited

Dealer

Citigroup Global Markets Limited

30 August 2011

ii

iii

IMPORTANT NOTICES

Each of the Issuer and the Original Guarantor (together with the Issuer the “Responsible Persons”) accepts responsibility for the information contained in this Base Prospectus and declares that, having taken all reasonable care to ensure that such is the case, the information contained in this Base Prospectus is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import.

Each of the Issuer and the Original Guarantor is not in operation as at the date of this Base Prospectus. As a result, the Issuer and the Original Guarantor do not have historical financial information for any period of operation.

Each Tranche (as defined herein) of Notes will be issued on the terms set out herein under “Terms and Conditions of the Notes” (the “Conditions”) and any other terms and conditions not contained herein will be set out in a document specific to such Tranche called final terms (the “Final Terms”). This Base Prospectus must be read and construed together with any supplements hereto and, in relation to any Tranche of Notes which is the subject of Final Terms, must be read and construed together with the relevant Final Terms.

The Issuer and the Original Guarantor have confirmed to the Dealers named under “Subscription and Sale” below that this Base Prospectus contains all information which is (in the context of the Programme, the issue, offering and sale of the Notes and the guarantee of the Notes) material; that such information is true and accurate in all material respects and is not misleading in any material respect; that any opinions, predictions or intentions expressed herein are honestly held or made and are not misleading in any material respect; that this Base Prospectus does not omit to state any material fact necessary to make such information, opinions, predictions or intentions (in the context of the Programme, the issue, offering and sale of the Notes and the guarantee of the Notes) not misleading in any material respect; and that all proper enquiries have been made to verify the foregoing.

No person has been authorised to give any information or to make any representation not contained in or not consistent with this Base Prospectus or any other document entered into in relation to the Programme or any information supplied by the Issuer or the Original Guarantor or such other information as is in the public domain and, if given or made, such information or representation should not be relied upon as having been authorised by the Issuer, the Original Guarantor or any Dealer.

None of the Dealers, the Trustee nor any of their respective affiliates have authorised the whole or any part of this Base Prospectus and none of them makes any representation or warranty or accepts any responsibility as to the accuracy or completeness of the information contained in this Base Prospectus. Neither the delivery of this Base Prospectus or any Final Terms nor the offering, sale or delivery of any Note shall, in any circumstances, create any implication that the information contained in this Base Prospectus is true subsequent to the date hereof or the date upon which this Base Prospectus has been most recently amended or supplemented or that there has been no adverse change, or any event reasonably likely to involve any adverse change, in the prospects or financial or trading position of the Issuer or the Original Guarantor since the date thereof or, if later, the date upon which this Base Prospectus has been most recently amended or supplemented or that any other information supplied in connection with the Programme is correct at any time subsequent to the date on which it is supplied or, if different, the date indicated in the document containing the same.

Neither Crown Fibre Holdings Limited nor the New Zealand Government nor any of their respective affiliates take any responsibility whatsoever for any of the information contained in this Base Prospectus.

The distribution of this Base Prospectus and any Final Terms and the offering, sale and delivery of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Base Prospectus or any Final Terms comes are required by the Issuer, the Original Guarantor and the Dealers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers, sales and deliveries of Notes and on the distribution of this Base Prospectus or any Final Terms and other offering material relating to the Notes, see “Subscription and Sale”. In particular, Notes have not been and will not be registered under the United States Securities Act of 1933 (as amended) (the “Securities Act”) and are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to U.S. persons.

Neither this Base Prospectus nor any Final Terms constitutes an offer or an invitation to subscribe for or purchase any Notes and should not be considered as a recommendation by the Issuer, the Original Guarantor, the Dealers, the Trustee or any of them that any recipient of this Base Prospectus or any Final Terms should subscribe for or purchase any Notes. Each recipient of this Base Prospectus or any Final Terms shall be taken to have made its own investigation and appraisal of the condition (financial or otherwise) of the Issuer and the Original Guarantor.

The maximum aggregate principal amount of Notes outstanding and guaranteed at any one time under the Programme will not exceed U.S. $2,000,000,000 (and for this purpose, any Notes denominated in another currency shall be translated into U.S. dollars at the date of the agreement to issue such Notes (calculated in accordance with the provisions of the programme agreement dated 30 August 2011 (“Programme Agreement”))). The maximum aggregate principal amount of Notes which may be outstanding and guaranteed at any one time under the Programme may be increased from time to time, subject to compliance with the relevant provisions of the Programme Agreement.

In this Base Prospectus, unless otherwise specified, references to a “Member State” are references to a Member State of the European Economic Area, references to “U.S.$”, “U.S. dollars” or “dollars” are to United States dollars, references to “EUR” or “euro” are to the currency introduced at the start of the third stage of European economic and monetary union, and as defined in Article 2 of Council Regulation (EC) No 974/98 of 3 May 1998 on the introduction of the euro, as amended, references to “NZD”, “NZ$” and “New Zealand dollars” are to New Zealand dollars. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Certain figures included in this Base Prospectus have been subject to rounding adjustments; accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

This Base Prospectus has been prepared on the basis that, except to the extent sub-paragraph (ii) below may apply, any offer of Notes in any Member State of the European Economic Area which has implemented the Prospectus Directive (2003/71/EC) (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of Notes. Accordingly any person making or intending to make an offer in that Relevant Member State of Notes which are the subject of an offering contemplated in this Base Prospectus as completed by Final Terms in relation to the offer of those Notes may only do so (i) in circumstances in which no obligation arises for the Issuer, the Original Guarantor or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer, or (ii) if a prospectus for such offer has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State and (in either case) published, all in accordance with the Prospectus Directive, provided that any such prospectus has subsequently been completed by Final Terms which specifies that offers may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State and such offer is made in the period beginning and ending on the dates specified for such purpose in such prospectus or final terms, as applicable. Except to the extent sub-paragraph (ii) above may apply, neither the Issuer, the Original Guarantor nor any Dealer have authorised, nor do they authorise, the making of any offer of Notes in circumstances in which an obligation arises for the Issuer, the Original Guarantor or any Dealer to publish or supplement a prospectus for such offer.

In connection with the issue of any Tranche of Notes, the Dealer or Dealers (if any) named as the Stabilising Manager(s) (or persons acting on behalf of any Stabilising Manager(s)) in the applicable Final Terms may over allot Notes or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of a Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche of Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes. Any stabilisation action or over-allotment must be conducted by the relevant Stabilising Manager(s) (or person(s) acting on behalf of any Stabilising Manager(s)) in accordance with all applicable laws and rules.

GENERAL DESCRIPTION OF THE PROGRAMME

Under the Programme, the Issuer may from time to time issue Notes denominated in any currency, subject as set out herein. A summary of the terms and conditions of the Programme and the Notes appears below. The applicable terms of any Notes will be agreed between the Issuer and the relevant Dealer prior to the issue of the Notes and will be set out in the Conditions of the Notes endorsed on, attached to, or incorporated by reference into, the Notes, as modified and supplemented by the applicable Final Terms attached to, or endorsed on, such Notes, as more fully described under “Form of the Notes” below.

This Base Prospectus and any supplement will only be valid for listing Notes on the Luxembourg Stock Exchange during the period of 12 months from the date of this Base Prospectus in an aggregate nominal amount which, when added to the aggregate nominal amount then outstanding of all Notes previously or simultaneously issued under the Programme, does not exceed U.S.$2,000,000,000 or its equivalent in other currencies. For the purpose of calculating the U.S. dollar equivalent of the aggregate nominal amount of Notes issued under the Programme from time to time, the maximum aggregate principal amount of Notes outstanding and guaranteed at any one time under the Programme will not exceed U.S. $2,000,000,000 (and for this purpose, any Notes denominated in another currency shall be translated into U.S. dollars at the date of the agreement to issue such Notes (calculated in accordance with the provisions of the Programme Agreement). The maximum aggregate principal amount of Notes which may be outstanding and guaranteed at any one time under the Programme may be increased from time to time, subject to compliance with the relevant provisions of the Programme Agreement.

OVERVIEW

The following is an overview of the principal features of the Notes and is qualified in its entirety by the detailed information appearing elsewhere in this Base Prospectus and, in particular, under “Terms and Conditions of the Notes”. Potential purchasers of Notes are urged to read this Base Prospectus in its entirety. Terms used in this overview and not otherwise defined shall have the meaning given to them in the “Terms and Conditions of the Notes”.

Issuer:	Chorus Limited: incorporated as a company under the Companies Act 1993 of New Zealand with company number 3454251 and having its registered office at Level 2, Telecom Place, 167 Victoria Street West, Auckland 1142, New Zealand. Chorus Limited will be the listed holding company of Chorus New Zealand Limited post-Demerger.

Original Guarantor:	Chorus New Zealand Limited: incorporated as a company under the Companies Act 1993 of New Zealand with company number 3454256 and having its registered office at Level 2, Telecom Place, 167 Victoria Street West, Auckland 1142, New Zealand. Chorus New Zealand Limited will be the operating company in the Chorus Group (which shall consist of the Issuer and all of its wholly owned subsidiaries) post-Demerger.

Guarantors:	The Original Guarantor and such additional or alternative subsidiaries of the Issuer as may be appointed from time to time. Under the terms of the trust deed dated 30 August 2011 (the “Trust Deed”) which provides for the mandatory accession as Guarantors of each Material Subsidiary (as defined in the Trust Deed) of the Issuer as a Guarantor of Notes under the Programme and the release of a Guarantor at the option of the Issuer upon certification to the Trustee. As at the date of this Base Prospectus, the Original Guarantor is the sole Guarantor of Notes issued under the Programme.

Risk Factors:	Investing in Notes issued under the Programme involves certain risks. The principal risk factors that may affect the abilities of the Issuer and the Guarantors to fulfil their respective obligations under the Notes are discussed under “Risk Factors” below.

Arranger:	Citigroup Global Markets Limited.

Dealers:	Citigroup Global Markets Limited and any other Dealer appointed from time to time by the Issuer and the Guarantors either generally in respect of the Programme or in relation to a particular Tranche of Notes.

Trustee:	The Law Debenture Trust Corporation p.l.c..

Principal Paying Agent:	Citibank N.A., London Branch.

Luxembourg Paying Agent:	BNP Paribas Securities Services, Luxembourg Branch.

Registrar:	Citibank N.A., London Branch.

Luxembourg Listing Agent:	BNP Paribas Securities Services, Luxembourg branch.

Listing and Trading:	Applications will be made for Notes to be admitted during the period of twelve months after the date hereof to listing on the official list and to trading on the regulated market of the Luxembourg Stock Exchange. The Programme also permits Notes to be issued on the basis that they will not be admitted to listing, trading and/or quotation by any competent authority, stock exchange and/or quotation system or to be admitted to listing, trading and/or quotation by such other or further competent authorities, stock exchanges and/or quotation systems as may be agreed with the Issuer.

Clearing Systems:	Euroclear and/or Clearstream, Luxembourg and/or, in relation to any Tranche of Notes, any other clearing system as may be specified in the relevant Final Terms.

Initial Programme Amount:	Up to U.S. $2,000,000,000 (or its equivalent in other currencies) aggregate principal amount of Notes outstanding and guaranteed at any one time.

Issuance in Series:	Notes will be issued in Series. Each Series may comprise one or more Tranches issued on different issue dates. The Notes of each Series will all be subject to identical terms, except that the issue date and the amount of the first payment of interest may be different in respect of different Tranches. The Notes of each Tranche will all be subject to identical terms in all respects save that a Tranche may comprise Notes of different denominations.

Forms of Notes:	The Notes will be issued in bearer, exchangeable bearer or registered form as specified in the applicable Final Terms. Notes may be issued in bearer form only (“Bearer Notes”), in bearer form exchangeable for notes in registered form (“Exchangeable Bearer Notes”) or in registered form only (“Registered Notes”), as described in the “Form of the Notes”. Each Tranche of Notes will initially be in the form of either a Temporary Global Note, a Permanent Global Note or a Registered Global Note in each case as specified in the relevant Final Terms. Each Global Note which is not intended to be issued in new global note form (a “Classic Global Note” or “CGN”), as specified in the relevant Final Terms, will be deposited on or around the relevant issue date with a depositary or a common depositary for Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system and each Global Note which is intended to be issued in new global note form (a “New Global Note” or “NGN”), as specified in the relevant Final Terms, will be deposited on or around the relevant issue date with a common safekeeper for Euroclear and/or Clearstream, Luxembourg. Each Temporary Global Note will be exchangeable for a Permanent Global Note or, if so specified in the relevant Final Terms, for Definitive Notes. If the TEFRA D Rules are specified in the relevant Final Terms as applicable, certification as to non-U.S. beneficial ownership will be a condition precedent to any exchange of an interest in a Temporary Global Note or receipt of any payment of interest in respect of a Temporary Global Note. Each Permanent Global Note will be exchangeable for Definitive Notes in accordance with its terms. Definitive Notes will, if interest-bearing, have Coupons attached and, if appropriate, a Talon for further Coupons.

Currencies:	Notes may be denominated in any currency or currencies as may be agreed between the Issuer and the relevant Dealer(s), subject to compliance with all applicable legal and/or regulatory and/or central bank requirements. Payments in respect of Notes may, subject to such compliance, be made in and/or linked to, any currency or currencies other than the currency in which such Notes are denominated.

Status of the Notes:	Notes will be issued on an unsubordinated basis and will constitute direct, general and unconditional obligations of the Issuer.

Status of the Guarantee:	Notes will be unconditionally and irrevocably guaranteed by the Guarantors, on an unsubordinated basis.

Issue Price:	Notes may be issued at any price and either on a fully or partly paid basis, as specified in the relevant Final Terms. The price and amount of Notes to be issued under the Programme will be determined by the Issuer, the Guarantors and the relevant Dealer(s) at the time of issue in accordance with prevailing market conditions.

Maturities:	Any maturity as may be agreed between the Issuer and the relevant Dealer(s), subject, in relation to specific currencies, to compliance with all applicable legal and/or regulatory and/or central bank requirements.

Where Notes have a maturity of less than one year and either (a) the issue proceeds are received by the Issuer in the United Kingdom or (b) the activity of issuing the Notes is carried on from an establishment maintained by the Issuer in the United Kingdom, such Notes must: (i) have a minimum redemption value of £100,000 (or its equivalent in other currencies) and be issued only to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses; or (ii) be issued in other circumstances which do not constitute a contravention of section 19 of the Financial Services and Markets Act 2000 (“FSMA”) by the Issuer.

Redemption:	Notes may be redeemable at par or at such other Redemption Amount (detailed in a formula, index or otherwise) as may be specified in the relevant Final Terms. Notes may also be redeemable in two or more instalments on such dates and in such manner as may be specified in the relevant Final Terms.

Optional Redemption:	Notes may be redeemed before their stated maturity at the option of the Issuer (either in whole or in part) and/or the Noteholders to the extent (if at all) specified in the relevant Final Terms.

Tax Redemption:	Except as described in “Optional Redemption” above, early redemption will only be permitted for tax reasons as described in Condition 11(b) (Redemption and Purchase - Redemption for tax reasons).

Interest:	Notes may be interest-bearing or non-interest bearing. Interest (if any) may accrue at a fixed rate or a floating rate or other variable rate or be index-linked and the method of calculating interest may vary between the issue date and the maturity date of the relevant Series.

Denominations:	Notes will be issued in denominations of €100,000 or such other denominations as may be agreed between the Issuer and the relevant Dealer(s) and as indicated in the applicable Final Terms provided that the minimum denomination of each Note will be €100,000 (or, if the Notes are denominated in a currency other than euro, at least the equivalent amount in such currency) or such other higher amount as may be required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency.

Negative Pledge:	The Notes will have the benefit of a negative pledge as described in Condition 6 (Negative Pledge).

Cross Default:	The Notes will have the benefit of a cross default as described in Condition 14 (Events of Default).

Taxation:	All payments in respect of Notes will be made free and clear of withholding taxes of New Zealand, unless the withholding is required by law. In that event, the Issuer will (subject as provided in Condition 13 (Taxation)) pay such additional amounts as will result in the Noteholders receiving such amounts as they would have received in respect of such Notes had no such withholding been required.

Governing Law:	English law.

Ratings:

Standard & Poor’s and Moody’s are established in the European Union and have applied to be registered under Regulation (EU) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies (the “CRA Regulation”).

Credit ratings are not a recommendation or suggestion, directly or indirectly, to any investor or any other person, to buy, sell, make or hold any investment, loan or security or to undertake any investment strategy with respect to any investment, loan or security for a particular investor (including without limitation, any accounting and/or regulatory treatment), or the tax-exempt nature or taxability of payments made in respect of any investment, loan or security. Standard & Poor’s and Moody’s are not advisers, and nor do Standard & Poor’s or Moody’s provide investors or any other party any financial advice, or any legal, auditing, accounting, appraisal, valuation or actuarial services. A credit rating should not be viewed as a replacement for such advice or services.

Selling Restrictions:	For a description of certain restrictions on offers, sales and deliveries of Notes and on the distribution of offering material in the United States of America, the European Economic Area, the United Kingdom, and New Zealand, see “Subscription and Sale” below.

RISK FACTORS

Prospective investors should read the entire Base Prospectus. Words and expressions defined in the “Terms and Conditions of the Notes” below or elsewhere in this Base Prospectus have the same meanings in this section.

Investing in Notes issued under the Programme involves certain risks. Prospective investors should consider, among other things, the following:

Background Information

In March 2008, in accordance with undertakings finalised following the 2006 amendments to the Telecommunications Act 2001, Telecom Corporation of New Zealand Limited (“Telecom”) implemented the operational separation of its business into three separate business units, comprising of a fixed network unit renamed “Chorus” (“Chorus”), a wholesale unit and retail business.

In March 2009, the New Zealand Government released its Ultra Fast Broadband (“UFB”) Initiative. The essence of the UFB Initiative is to create partnerships between the New Zealand Government and private investors to deploy fibre network infrastructure. On 24 May 2011, the New Zealand Government announced that it had reached agreement with Telecom for the Issuer to take a cornerstone role in the UFB Initiative. Under the terms of the agreement, the Issuer is required to become a new listed company completely independent of Telecom (the “Demerger”).

The Demerger will be implemented by way of a scheme of arrangement approved by the High Court of New Zealand. The implementation of the Demerger requires, among other things, that Telecom obtain approval of 75% or more of Telecom shareholders entitled to vote and voting on the arrangement. Assuming the Demerger proceeds, it will be implemented through the transfer of all of the shares in the Issuer held by Telecom to eligible Telecom shareholders which is currently expected to occur around 30 November 2011.

Effecting the Demerger will require the transfer of certain assets and liabilities from Telecom to the Chorus Group. In the case of assets and any liabilities (excluding EMTN liabilities and related derivatives) transferred to the Chorus Group, provisions set out in the Telecommunications Act will apply where necessary to ensure a tax neutral outcome (that is, that the transfer to the Chorus Group should not result in any New Zealand tax cost or New Zealand tax advantage to the parties that would not have arisen if Telecom and the Chorus Group were the same person). A binding ruling has been sought from the New Zealand Inland Revenue confirming this interpretation. The most significant tax issue to Telecom from the transfer of the relevant assets to the Chorus Group would be that to the extent the value of fixed (ie, depreciable) assets transferred to the Chorus Group exceeds their tax book value, depreciation expense previously claimed by Telecom would be recaptured, resulting in potentially significant levels of assessable income to Telecom. The Telecommunications Act tax provisions referred to above address this issue by providing roll-over relief in respect of those depreciable assets - ie, no depreciation recapture is recognised by Telecom, and the Chorus Group inherits the tax book value of the assets and can continue to depreciate them as if it were Telecom.

Separately, certain restructuring of borrowings under the Telecom EMTN programme (and related derivatives) will be undertaken as a consequence of the Demerger. The usual New Zealand tax consequences of those restructuring steps (rather than the tax consequences prescribed by the Telecommunications Act tax provisions) will apply, and a binding ruling has been sought from the New Zealand Inland Revenue confirming those tax consequences.

Business risks in relation to the Issuer

The Issuer is a holding company, and accordingly substantially all of its assets consist of its shareholding in subsidiary companies within the Chorus Group. As such, a further activity of the Issuer is to provide financing to subsidiary companies within the Chorus Group and to refinance these obligations. The ability of the Issuer to satisfy its obligations under the Notes will depend upon dividend payments and/or other payments to the Issuer by the subsidiary companies within the Chorus Group and/or financial support it may obtain from the Original Guarantor. The assets of the Issuer should not therefore be primarily relied upon by prospective investors in making an investment decision to purchase the Notes. Rather, any investment decision to purchase the Notes should be based primarily on the strength of the Original Guarantor.

Business risks in relation to the Original Guarantor and the Chorus Group

Introduction

This section presents a summary of the business risks that may affect the Chorus Group following the Demerger. The risks set out in this section may adversely affect the future operating or financial performance or prospects of the Chorus Group. This section also presents a summary of the risks specifically associated with the Demerger.

Risks Associated with the Chorus Group’s Business

Risks associated with the Chorus Group’s business are relevant to investors because they may adversely affect the value of the Notes and the Issuer’s and the Original Guarantor’s ability to fulfil their respective obligations under the Notes and the guarantee and indemnity contained in the Trust Deed (“Guarantee”).

Fixed-to-mobile substitution

There are two types of fixed-to-mobile substitution that impact telecommunications businesses, the first being where fixed line calling is substituted for mobile or calling via another technology such as Skype but the fixed line is retained by the end-user. The second is where the end-user no longer buys fixed line access at all for their telecommunications needs and instead uses mobile network access for voice and data. The Chorus Group will be directly exposed to this second type of fixed-to-mobile substitution. To date the impact of fixed-to-mobile substitution in general in New Zealand has been relatively low due to a number of structural factors associated with the local market such as free fixed local calling and relatively high mobile calling and data pricing. In the event that, after Demerger, fixed-to-mobile substitution increases within the New Zealand market, the Chorus Group could experience a decline in the total number of fixed access lines across both the copper and fibre access network. This in turn would have an adverse impact on the Chorus Group’s’ revenue and profitability.

Fixed line access competition

Within the UFB Initiative, the Chorus Group has been awarded 24 of the 33 UFB candidate areas with other local fibre companies (LFCs) being responsible for designing, building and operating the UFB Network in the remaining nine of the total 33 UFB candidate areas, covering approximately 30% of the total UFB coverage area. Within these nine UFB candidate areas, the Chorus Group faces the risk of increased competition as the LFCs look to take market share within the fixed line access market by entering into contracts with retail service providers to migrate end-users over time from the Chorus Group’s copper based products and services to the LFC fibre based products and services. As the LFCs complete their networks and attract customers, the Chorus Group is likely to lose market share and revenue in those areas as end-users disconnect from the copper network. This is likely to have an adverse impact on the Chorus Group’s earnings and profitability.

Regulatory and Government risks

Future regulated copper and fibre prices

The prices the Chorus Group can charge for most of its copper-based network products and services will be regulated for the foreseeable future, and the prices for most of its fibre-based products and services are subject to a contractual agreement with CFH until 31 December 2019, and are likely to be regulated thereafter.

The framework for setting the prices of the Chorus Group’s regulated copper-based products and services is described on page 113. There is a risk that the regulator will set prices that do not provide the Chorus Group with an adequate return on its assets. In addition, if the prices that the regulator sets for copper-based products and services are significantly below the prices for comparable fibre-based services, fibre uptake may be negatively affected. In the event of disagreements with the regulator over pricing, considerable resources and management attention may be diverted to dealing with disputes with the regulator.

While the Chorus Group has contractually agreed prices for fibre based products and services with CFH, it is possible that either the New Zealand Commerce Commission or the New Zealand Government may nevertheless elect to impose additional regulation, including requiring lower pricing. The UFB Agreements include a mechanism for the Chorus Group to seek compensation from CFH in this event. However, the compensation mechanism is limited to adjusting arrangements under the existing contracts and will not involve CFH paying the Chorus Group any amounts above the agreed approximately NZ$929 million investment. As a result, the compensation mechanism may not result in the Chorus Group being adequately compensated.

There is no certainty regarding the pricing framework that will apply to fibre based products and services after 31 December 2019, when the contractual pricing expires. Prices may be regulated, and the regulated prices may be lower than the contractually agreed prices that previously applied, and there is a risk that the prices will be set at levels that do not provide the Chorus Group with an adequate return on its investment.

The Telecommunications Amendment Act provides for a review of the telecommunications regulatory framework commencing before 30 September 2016 and, with best endeavours, to complete the review by no later than 31 March 2019. The review must take into account the market structure and technology developments and competitive conditions in the industry at the time of the review, including the impact of fibre, copper, wireless and other telecommunications network investment. The review must consider whether the existing regulatory framework is most effective to promote competition, the legitimate commercial interests of access providers and seekers, to support innovation, and to encourage efficient investment. There can be no assurance that this review will not result in regulation that reduces the prices that the Chorus Group can charge or impose other requirements that reduce the Chorus Group’s profitability.

Government risk

Following the Demerger, the Chorus Group will operate in a highly regulated environment. The Chorus Group will need to ensure compliance with a variety of legislation and could be subject to future regulatory changes and/or other New Zealand Government intervention. If the Chorus Group breaches any of its undertakings it could face significant financial penalties. Furthermore, certain regulatory and legislative rules limit the Chorus Group’s ability to pursue certain business opportunities and activities and consequently, may affect the returns it can generate on its assets. There can be no assurances gained by the Chorus Group as to future policies, ministerial decisions or regulatory outcomes it may face which could adversely impact the Chorus Group’s operations, market share, competitiveness and financial performance.

In addition to changes in laws and regulations, policies and practices of the New Zealand Government and regulators may change and new political and policy developments may have an unexpected or adverse impact on market conditions which could affect the Chorus Group’s activities, business or practices. The above risks may increase in the event that a new New Zealand Government, with policies that have adverse implications for the Chorus Group or the UFB Initiative, is elected.

Financing availability and costs

Following the Demerger, it is intended that the Chorus Group will commence operations with an investment grade credit rating and a certain amount of debt on its balance sheet, sized such that it can meet its UFB Network rollout and other capital commitments and be supported by the cash flows of the Chorus Group’s fixed line network infrastructure assets. The Chorus Group’s ability to maintain an appropriate capital structure for its financial profile going forward, either by refinancing debt on favourable terms or by raising new debt, may be adversely affected if financial market conditions are volatile, if the Chorus Group experiences a decline in its operating performance or if it is unable to operate within the credit metric thresholds applicable to its rating.

The Chorus Group’s key sources of liquidity in the foreseeable future are likely to be cash generated from operations and borrowings through long term and short term issuances in the capital markets as well as committed bank facilities and the entitlement of the Issuer to call for the New Zealand Government’s approximately NZ$929 million investment through CFH in respect of the UFB Initiative. Future issues of debt securities may not experience strong demand. Adverse changes in credit markets or the Chorus Group’s credit ratings could increase the cost of borrowing and banks may be unwilling to renew credit facilities on existing terms. Any of these factors could have a negative impact on the Chorus Group’s access to and cost of finance.

In addition, the Chorus Group will no longer have the financial support or credit profile associated with being part of the single A credit rated Telecom and may have a higher cost of borrowing than Telecom does today. External financiers may also impose more stringent borrowing covenants on the Chorus Group than those imposed on Telecom.

The Issuer’s ability to access capital markets as a separately listed company is untested, and there can be no assurance that it will be able to access debt or equity capital on the terms assumed in its plans or on commercially acceptable terms.

Delivery against UFB Agreements

In order to facilitate the Demerger and the Chorus Group’s participation in the UFB Initiative, several key documents have been agreed with CFH. As part of these agreed documents, and particularly within the NIPA, there are contractual arrangements between the Chorus Group and CFH relating, in general, to the design, build, delivery and operation of the UFB Network. Within the agreements there are remedies available to CFH for breach of the obligations by the Chorus Group and other potentially adverse consequences that create risks for the Chorus Group.

UFB – deployment plan delivery

The NIPA outlines the number of target Premises that the Chorus Group is required to pass with fibre within specified timeframes through to 31 December 2019. The Chorus Group faces the risk that it may not meet the required Premises passed targets due to various factors including civil construction risk, fibre installation risk or lower than expected new housing growth rates. If the Chorus Group does not achieve the Premises passed milestones required to meet UFB deployment targets, the Issuer may incur financial penalties depending on the level of breach. In the first instance, failure would result in liquidated damages, which are structured as daily penalties for each day in breach of the deployment target. Increased liquidated damages are payable if aggregate breaches exceed a certain level. More substantial underperformance would constitute a Material Breach, in the event of which CFH has various rights ranging from financial penalties to management step in and termination rights. See pages 134 to 136 for more information regarding liquidated damages and Material Breaches of the NIPA and the related remedies available to CFH.

Uncertain end-user demand for fibre

There is limited experience either in New Zealand or internationally regarding customer appetite for fibre-based high speed broadband connectivity. Assumptions regarding the future uptake of fibre depend in part on the development of applications and services by retail service providers, internet companies and other companies and organisations that are delivered via high speed broadband and are sufficiently compelling to drive end-user uptake, as well as the quality of services provided by the Chorus Group. As a result, the level of future demand for services delivered via the UFB Network is highly uncertain. In addition, the effect on the Chorus Group’s revenue, profitability and cash flow of various fibre uptake scenarios is complex and unpredictable.

If fibre uptake in the Chorus Group’s UFB candidate areas does not exceed 20% of total Premises with a fixed line by 30 June 2020, the rate at which dividends become payable on an increasing proportion of CFH Equity Securities will be accelerated, as will the rate at which CFH Debt Securities become repayable. This would reduce the funds available to the Chorus Group for other purposes, including investing in its business or paying dividends to shareholders, and may require the Chorus Group to increase its borrowings.

The Chorus Group’s future revenues and profitability will be affected by both the level of fibre uptake and the mix of fibre services sold between basic plans and higher-priced premium services. Because an end-user’s uptake of fibre will often be accompanied by an offsetting loss of revenue as the end-user disconnects from the copper network, the Chorus Group bears the cost of initially connecting Premises to the fibre network and the profitability of fibre services depends on the mix between lower priced basic plans and higher priced premium services, the Chorus Group’s profitability may be adversely affected by uptake that is either too low, too high or that is overly weighted to basic services.

UFB – system and product plan delivery

Also under the NIPA, the Issuer will be responsible for preparing annual system and product plans which set performance milestones in relation to specified fibre service launch dates, retail service providers ready-to-connect dates, key operating support systems and business support systems (OSS/BSS) implementation dates, and other non-core system and product milestones.

Failure by the Chorus Group to meet these performance milestones would result in liability to pay liquidated damages in the first instance. Failure to achieve these milestones in respect of certain core requirements for more than six months would constitute a Material Breach. See pages 134 to 136 for more information regarding liquidated damages, Material Breaches of the NIPA and the related remedies available to CFH.

UFB network and services operation and availability

The NIPA includes service levels relating to the Chorus Group operation and availability of the UFB network and specified services. These services levels relate to provisions (ie connection of customers within agreed time periods), availability (i.e restoration of service) and connection of retail service providers to the UFB Network.

Failure by the Chorus Group to meet these services levels would result in liability to pay service default payments in the first instance. Ongoing or more serious failure to achieve these service levels (the thresholds vary between different service levels) would constitute a Material Breach. See pages 130 and 134 to 136 for more information regarding service default payments, Material Breaches of the NIPA and the related remedies available to CFH.

UFB fibre network deployment costs and construction risk

Rolling out the UFB Network to the Chorus Group’s 24 UFB candidate areas will be a substantial infrastructure project. Although the Chorus Group’s employees and contractors have significant experience deploying communications infrastructure, including deploying over 27,600 kilometres of fibre cables over the past several decades, the UFB rollout will represent a more significant challenge in terms of scale, complexity, duration and cost. The UFB rollout will be subject to the risks that typically apply to large scale, long duration infrastructure and construction projects, including:

•	underestimating costs or required timeframes;

•	unanticipated delays in obtaining materials and equipment;

•	shortages of labour or materials and equipment;

•	increases in the cost of materials or labour that exceed inflation assumptions;

•	increases in the cost of materials or equipment resulting from foreign exchange movements;

•	engineering problems;

•	work stoppages, particularly labour disputes at third party contractors;

•	difficulties or delays in obtaining permits and approvals; and

•	interruptions from adverse weather conditions.

Any of these factors could result in the Chorus Group failing to meet its timetable and budget estimates. Timetable delays may give rise to remedies under the UFB Agreements and delay the revenues that the Chorus Group would otherwise earn from delivering UFB Network services. Substantial increases in the cost of the project could adversely affect the Chorus Group’s return on investment, future profitability and its ability to raise capital on acceptable terms.

Concentration of the customer base

Following the Demerger, the Chorus Group will have a concentrated customer base consisting predominantly of a small number of retail service providers. The concentration of the Chorus Group’s customer base heightens the risk that a dispute with a customer, or a customer’s failure to pay for services (whether as a result of a dispute or a customer experiencing financial difficulty), will have a material adverse effect on the Chorus Group’s cash flow and financial position.

The Chorus Group’s most significant customer will be New Telecom, which accounted for approximately 84% of pro forma revenues for Legacy Chorus in FY11. Because of this dependence, any disruption to the relationship between the Chorus Group as a supplier and New Telecom as a customer could have a material adverse effect on the Chorus Group. Disputes may arise between the Chorus Group and New Telecom for a number of reasons, including disputes over the adequacy of products and services the Chorus Group provides, the level of the Chorus Group’s investment in its network and the level of customer service. In the event of a dispute, actions the Chorus Group takes to resolve the dispute may result in additional costs or lower revenues. If New Telecom were to withhold payments for products and services provided, the Chorus Group’s cash flow and financial position may be materially adversely affected. If New Telecom were to become insolvent or become subject to external administration, the Chorus Group could experience a material disruption to its cash flows, and its ability to pay its own suppliers and creditors.

Long term sharing arrangements with New Telecom

Through the transitional and long term sharing arrangements with New Telecom, the Chorus Group will be reliant on New Telecom for the provision of certain IT systems, services and telecommunications equipment to enable the efficient and effective delivery of its products and services to its customers.

These arrangements carry a number of risks for the Chorus Group, including the following:

•	Unanticipated operational challenges may arise that impair the operational effectiveness of shared systems, services or equipment or require additional expenditure;

•	New Telecom may not maintain assets on which the Chorus Group depends to a standard acceptable to the Chorus Group;

•	The parties may disagree on future upgrades and other capital expenditures; and

•	The governance and dispute resolution mechanisms in the agreements may not effectively resolve disputes between the parties, or may result in resolutions that are not satisfactory to the Chorus Group.

If any of these occur, the Chorus Group may incur additional expenditure, experience service interruptions that may result in lost revenue and management time and attention may be diverted from other priorities.

The New Zealand Commerce Commission will be responsible for monitoring the sharing arrangements that will be put in place between New Telecom and the Chorus Group. If the New Zealand Commerce Commission considers that a sharing arrangement contravenes the requirements set out in the Telecommunications Amendment Act (including that sharing arrangements must be unlikely to harm competition in any telecommunications market) the New Zealand Commerce Commission may give a notice of non-compliance to each party. If the non-compliance persists, the New Zealand Commerce Commission may decide on appropriate enforcement action, including requiring the parties to amend the sharing arrangement or seeking an injunction or a pecuniary penalty from the High Court.

There is an ability to apply to the Minister for Communications and Information Technology for exemptions from the oversight mechanisms in the Act. With respect to sharing arrangements, or classes of sharing arrangements, there are currently no exemptions in place and it is uncertain in what circumstances the Minister for Communications and Information Technology would grant such an exemption.

The Chorus Group is required to commit to a reasonable plan containing timeframes for a transition away from the sharing arrangements. This obligation is contained in the draft Copper Undertakings and the Chorus Group proposes to produce it approximately 12 months after separation day and then update it annually. The plan does not require fixed deadlines or milestones to be met.

Retaining employees

Following the Demerger, the Chorus Group may be unable to retain experienced and skilled employees. Employee exposure to significant work related pressures over recent years from the implementation of regulatory and transformational initiatives (including from the UFB process), the extended uncertainty about the Chorus Group’s future structure in a UFB environment and increasing employment opportunities likely to arise from the Australian NBN delivery pose a risk to the Chorus Group’s ability to retain experienced and skilled people and institutional knowledge. Loss of employees with key technical, service or institutional knowledge may impact the Chorus Group’s ability to deliver its future plans and materially affect its financial performance.

IT or network system failure

The Chorus Group’s’ network infrastructure is vulnerable to damage or interruption from a range of risks, including equipment failure, cable cuts, power failures, weather, earthquake, fire and intentional damage. A number of the Chorus Group’s facilities, information systems and network systems are crucial to supporting its ability to provide reliable, uninterrupted customer service, and a failure of any of these could have widespread effects across the Chorus Group’s networks. Some of the Chorus Group’s systems are approaching the end of their useful lives and may not be replaced or upgraded before problems of capacity, spare parts, supplier support and increased fault levels occur.

The risk of operational failure may be higher during the early phases of operating the UFB Network, due to errors in design or deployment, equipment not performing as expected or other unforeseen operational problems.

Any interruption to the operations of the Chorus Group’s network could result in lost revenue, additional capital expenditure requirements, higher operating costs, damage to the Chorus Group’s reputation and liability to customers. If failures occur in the new UFB Network, it may significantly affect end-user perceptions of the reliability of the network and result in lower fibre uptake.

Future carrying value of assets

As the UFB Network is deployed, end-users may progressively substitute traditional copper-based services in favour of ‘FTTNs’ type services to take advantage of improved broadband access speeds and bandwidth. Should this occur, a reduction in demand for copper based services could result in impairments or write downs of the carrying value for existing the Chorus Group network and supporting technologies or the shortening of the lives of these assets. In addition, if there is a significant increase in fixed-to-mobile substitution, this may impact the value of the Chorus Group’s fixed networks, which could also result in impairments, write downs or the shortening of asset lives of the Chorus Group’s network.

If realised, these outcomes may reduce the Chorus Group’s earnings performance over time and weaken its balance sheet.

Insurance

In September 2010 and February 2011, the Canterbury region of New Zealand suffered two large earthquakes. The widespread damage caused by these events is likely to adversely impact the insurance market, resulting in uncertainty with respect to obtaining the appropriate breadth of cover for the Chorus Group’s business and assets in the Canterbury region, and the increased cost of such cover.

Dependence on third party contractors and suppliers

The Chorus Group depends on a number of outsourcing and supply relationships with external suppliers to build, operate and maintain its copper and fibre infrastructure and access networks. See page 144 under the heading “Co-location Agreements, Master Lease and Lease” for an overview of the most important of these arrangements. Following the Demerger, the Chorus Group will have approximately 2,000 outsourced field service technicians, and approximately 500 internal employees. These outsourced contractors will include the field service workers that will be responsible for provisioning, maintenance and build activities associated with the Chorus Group’s existing copper and fibre access networks and the deployment of the UFB fibre network.

As a result, the Chorus Group will not directly control the performance of certain of its core functions, and will not directly employ many of the technicians and other personnel on which it relies. The work forces of a number of the Chorus Group’s contractors are unionised and have in the past taken industrial action.

Failure by contractors to perform at acceptable levels could result in additional costs and delays in performing vital functions such as service provision, maintenance and construction and could adversely affect the Chorus Group’s reputation and potentially subject it to penalties under the UFB Agreements. While the agreements with the third party contractors generally contain or incorporate binding service levels and provide for remedies in the case of a failure to meet them, there can be no assurance that any remedies would be adequate to compensate the Chorus Group in the event of a serious failure.

In addition, the Chorus Group depends on third party suppliers for key materials and equipment. Failure by the Chorus Group’s outsourced partners to supply equipment, services or deliverables within acceptable cost, time and quality requirements could affect the Chorus Group’s financial position and performance. Furthermore, as a result of the Demerger, these contracts may be reviewed and the Chorus Group may receive less favourable terms, given its reduced size and bargaining power as compared to Telecom.

Investment grade credit rating

As a condition precedent to the Issuer’s ability to draw on CFH’s investment of up to approximately NZ$929 million under the UFB Agreements, the Issuer must obtain an investment grade credit rating. If the Issuer does not obtain an investment grade credit rating within two months after the date on which the CFH Subscription Agreement is entered into, which is expected to be the Demerger Date, the CFH Subscription Agreement will terminate and the Issuer will be required to pay CFH NZ$11 million as costs reimbursement.

In such circumstances, the NIPA would also terminate and the Chorus Group’s and CFH’s contractual commitments in respect of the UFB Initiative would end (other than any rights that survive termination). In addition, the Issuer would not be able to call for any of the UFB investment which it would otherwise be entitled to call for in respect of Premises passed by the UFB Network up to that date.

Further, if at any time while CFH Debt Securities remain outstanding the Issuer’s credit rating falls below investment grade, the Issuer will be prohibited from paying distributions on its shares without CFH’s approval.

Further details on the Issuer’s expected credit rating are set out under the heading “Expected Credit Rating” on page 125.

Potential delays or unexpected costs in establishing the Issuer as a standalone entity

Telecom’s businesses are currently supported by Telecom’s corporate and shared services infrastructure, including group accounting, treasury, taxation, legal, insurance administration, information management, purchasing services and general human resources.

Although the Chorus Group will be able to continue to access some of the services from New Telecom through the Transitional Service Agreement, over time the Chorus Group will have to replace these support services with internal capability or with third party contracts and arrangements appropriate for it as a standalone entity. There is a risk that the performance of these functions will be negatively affected during the Chorus Group’s period of transition to operating as a standalone entity.

The Chorus Group may incur one-off costs to implement these processes and it may take some time to ensure that all processes are operating fully and efficiently. There is a risk that the establishment of these capabilities may take longer than expected or may involve greater costs than anticipated. In addition, Telecom employees who currently work in Legacy Chorus’ businesses will need to accept employment with the Chorus Group. There is a risk that some employees do not accept their offer of employment and, accordingly, that the Chorus Group is required to re-allocate those roles or seek new employees.

Uncertainty regarding final governmental agreements and approvals

While the UFB Agreements and the Telecommunications Amendment Act set out many of the principal terms and requirements regarding the Demerger and the CFH investment in the Issuer in respect of the UFB Initiative, each provides for certain matters to be agreed between the parties or to be subject to Ministerial approval at a later date. Until such matters are agreed and approvals granted, there can be no assurance that the final terms will not affect the commercial implications of the Demerger and the transaction with CFH in ways that are unfavourable to the Chorus Group, New Telecom or both, and penalties may apply for failing to meet certain requirements.

Broadly, the Asset Allocation Plan must specify how the assets and liabilities of Telecom are intended to be allocated between New Telecom and the Chorus Group, how each asset or category of assets will be used to provide telecommunications services to the market, and the key terms of all the intended material sharing agreements between New Telecom and the Chorus Group. The Asset Allocation Plan was approved by Order in Council on 29 August 2011 made on the recommendation of the Minister for Communications and Information Technology.

Telecom must ensure that the Demerger is carried out in accordance with, and gives full effect to, the approved Asset Allocation Plan. If, without reasonable excuse, it does not do so, Telecom may face a pecuniary penalty up to NZ$10 million. On the day before the Demerger Date, changes must be made to the plan to take account of assets acquired or liabilities incurred since the date on which the plan was submitted and any trivial differences between the plan and the Demerger arrangement, and these must be documented in writing to the Minister for Communications and Information Technology and the public overview updated accordingly.

The three open access deeds of undertakings are currently subject to consultation and are not in final form. Accordingly there is a risk that the final forms may differ from the draft forms which could have materially adverse impacts for the Chorus Group. For example, the draft copper deed implements the requirement for the Chorus Group to commit to a reasonable plan containing timeframes for a transition to end sharing arrangements and confirms that there are no fixed deadlines or milestones required. If this were altered, or in the future there is pressure to end sharing arrangements before it makes commercial sense, there could be material implications for the Chorus Group.

The New Zealand Commerce Commission’s approach to information disclosure by the Chorus Group and other local fibre companies (LFCs) is not yet clear. While the Act is explicit that information disclosure requirements will not require the preparation and disclosure of information as if network and wholesale activities were operated as independent or unrelated companies, there is a risk of increased or unanticipated compliance costs for the Chorus Group.

Similarly, the New Zealand Commerce Commission’s approach to its oversight role in relation to sharing arrangements between New Telecom and the Chorus Group may generate significant compliance costs for both entities. In addition, ultimately, if the New Zealand Commerce Commission holds different views about compliance with the Telecommunications Amendment Act, potential variations to the arrangements or enforcement action by the New Zealand Commerce Commission could have significant negative consequences for one or both entities.

The split of the obligations under the Telecommunication Service Obligation (TSO) between New Telecom and the Chorus Group by virtue of the creation of new deeds is not currently completed, and until it is approved, the effect on both entities remains uncertain.

Telecom may not be able to assign, novate, transfer or vary certain contracts or licences

Many of the contracts that the Chorus Group requires to conduct its business (including customer contracts, supplier contracts, and leases) were entered into and/or guaranteed by a Telecom entity that will be part of New Telecom after the Demerger. As part of the separation of the Chorus Group, such contracts must (to the extent possible and subject to any third party rights) be assigned, novated or varied (and, if required, in each case, by agreement with the affected customer, third party supplier or landlord), so as to enable necessary benefits to be conferred on the Chorus Group. As at the date of this Base Prospectus, Telecom is in the process of arranging for such contracts to be assigned, novated or varied for this purpose. In most cases, the consent of third parties will be required. Where this is the case, the third parties to such contracts may not be willing to assign or novate or agree variations to the contracts, or to release the relevant Telecom entity from its obligations under those contracts or guarantees following the Demerger. In this event, New Telecom will continue to have obligations under these contracts, even though it will no longer have an ownership interest in the Chorus Group. Under the Separation Deed, the Chorus Group indemnifies New Telecom for any claims made or payments to be made under such contracts or guarantees.

Further, in relation to contracts that will be assigned or novated to the Chorus Group or varied so as to enable the Chorus Group to enjoy the benefits, there are risks arising out of the fact that under the terms of the UFB Agreements, the Chorus Group is required to include certain provisions for supply contracts that relate to the NIPA regarding privity (allowing CFH to enforce directly against the supplier), audit and confidentiality. As a result of this, or more generally because of the assignment or novation, the third parties to such contracts may seek to alter the terms of such contracts at the time of assignment, novation or variation and/or may require additional payments as a condition of providing this consent. In addition, the Chorus Group will need certain licences and other intellectual property rights to conduct its operations. Some of these licences and intellectual property rights may need to be transferred from or sub-licensed by New Telecom to the Chorus Group or, in some cases, the relevant Chorus Group entities may need to apply for new licences. There may be delays in the transfer of such licences to the Chorus Group or additional conditions or licence fees associated with the transfer or new licence (which may result in additional expense).

Court approval and delay

There is a risk that the Court refuses to grant the Final Court Orders or that the granting of the Final Court Orders is delayed, in spite of Telecom Shareholder approval. The Demerger cannot be implemented without the grant of Final Court Orders.

Demerger taxation risks

The tax consequences for Telecom in respect of the transfer of certain assets and liabilities from Telecom to the Chorus Group for the purposes of the Demerger are described on page 8. As described on that page, it is intended that tax provisions in the Telecommunications Act 2001 will apply to the Demerger, with the intention that the Demerger (including the transfer of assets and liabilities (excluding EMTN liabilities and related derivatives) from Telecom to the Chorus Group to effect the Demerger) should be tax neutral from a New Zealand tax perspective for Telecom and Telecom Shareholders.

Those Telecommunications Act 2001 tax provisions will generally apply to the transfer of only those assets and liabilities that are described in a proposal approved by Order in Council made under the Telecommunications Amendment Act. If the Order in Council is not made (or if the proposal approved does not extend to all relevant assets and liabilities) then the tax provisions in the Telecommunications Act 2001 may not apply as intended, or at all. This may give rise to tax costs for the Chorus Group that would not have arisen had the Telecommunications Act 2001 tax provisions applied, or may result in the implementation of the Demerger being delayed.

Risks related to the market generally

Set out below is a brief description of the principal market risks, including liquidity risk, exchange rate risk, interest rate risk and credit risk:

The secondary market generally

Notes may have no established trading market when issued, and one may never develop. If a market does develop, it may not be very liquid. Therefore, investors may not be able to sell their Notes easily or at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. This is particularly the case for Notes that are especially sensitive to interest rate, currency or market risks, are designed for specific investment objectives or strategies or have been structured to meet the investment requirements of limited categories of investors. These types of Notes generally would have a more limited secondary market and more price volatility than conventional debt securities. Illiquidity may have a severely adverse effect on the market value of Notes.

Exchange rate risks and exchange controls

The Issuer will pay principal and interest on the Notes and the Original Guarantor will make any payments under the Guarantee in the Specified Currency. This presents certain risks relating to currency conversions if an investor’s financial activities are denominated principally in a currency or currency unit (the “Investor’s Currency”) other than the Specified Currency. These include the risk that exchange rates may significantly change (including changes due to devaluation of the Specified Currency or revaluation of the Investor’s Currency) and the risk that authorities with jurisdiction over the Investor’s Currency may impose or modify exchange controls. An appreciation in the value of the Investor’s Currency relative to the Specified Currency would decrease:

(i)	the Investor’s Currency-equivalent yield on the Notes;

(ii)	the Investor’s Currency-equivalent value of the principal payable on the Notes; and

(iii)	the Investor’s Currency-equivalent market value of the Notes.

Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

Interest rate risks

Investment in Fixed Rate Notes involves the risk that subsequent changes in market interest rates may adversely affect the value of the Fixed Rate Notes.

Inflation risk

Noteholders may suffer erosion on the return of their investments due to inflation. Noteholders would have an anticipated rate of return based on expected inflation rates on the purchase of the Notes. An unexpected increase in inflation could reduce the actual returns.

Global financial turmoil has led to volatility in international capital markets which may adversely affect the market price of the Notes

Global financial turmoil has resulted in substantial and continuing volatility in international capital markets. Any further deterioration in global financial conditions could have a material adverse effect on worldwide financial markets, which may adversely affect the market price of the Notes.

Credit ratings may not reflect all risks

One or more independent credit rating agencies may assign credit ratings to the Notes. The rating(s) (if any) of the Notes will be specified in the applicable Final Terms. The ratings may not reflect the potential impact of all risks related to structure, market, additional factors discussed above, and other factors that may affect the value of the Notes.

A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time.

An issue may not proceed

The Issuer may decide not to proceed with an issue of Notes under the Programme. Where this is the case, the investor will have no rights against the Issuer or the Guarantors in relation to any expense incurred or loss suffered.

Risks related to Notes generally

Notes may not be a suitable investment for all investors

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. In particular, each investor should have (either alone or with the help of a financial adviser):

(i)	sufficient knowledge and experience in financial and business matters to make a meaningful evaluation of the Notes, the merits and risks of investing in the Notes, and the information contained in this Base Prospectus and any applicable supplement or Final Terms;

(ii)	access to, and knowledge of, appropriate analytical tools to evaluate the merits and risks an investment in the Notes and the impact the Notes will have on its overall investment portfolio in the context of its particular circumstances;

(iii)	sufficient financial resources and liquidity to bear all of the risks of an investment in the Notes, including Notes with principal or interest payable in one or more currencies, or where the currency for principal or interest payments is different from the potential investor’s currency;

(iv)	a thorough understanding of the terms and conditions of the Notes and be familiar with the behaviour of any relevant indices and financial markets;

(v)	the ability to evaluate possible scenarios for economic, interest rate and other factors that may affect an investment in the relevant Notes and its ability to bear the applicable risks; and

(vi)	the expertise to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact on the investor’s overall investment portfolio.

Some Notes are complex financial instruments. Sophisticated institutional investors generally do not purchase complex financial instruments as stand-alone investments. They purchase complex financial instruments as a way to reduce risk or enhance yield with an understood, measured, appropriate addition of risk to their overall portfolios.

Particular issues of Notes may not be an appropriate investment for investors who are inexperienced with respect to:

(i)	the applicable interest rate indices, currencies, other indices or formulas, or redemption or other rights or options; and

(ii)	investments where the amount of principal and/or interest payable (if any) is based on the price, value, performance or some other factor and/or the creditworthiness of one or more entities; or investments where a currency of payment and the investor’s currency are different.

Modification, waivers and substitution and changes in law

The Conditions contain provisions for calling meetings of Noteholders to consider matters affecting their interests generally. These provisions permit defined majorities to bind all Noteholders, including Noteholders who did not attend and vote at the relevant meeting and investors who voted in a manner contrary to the majority.

The conditions of the Notes also provide that the Trustee may, without the consent of Noteholders, Receiptholders or Couponholders, agree to:

(i)	any modification of, or to the waiver or authorisation of any breach or proposed breach of, any of the provisions of Notes, the Conditions, the Paying Agency Agreement or the Trust Deed, or determine that any Event of Default or Potential Event of Default shall not be treated as such; or

(ii)	any modification which is of a formal or minor or technical nature or is made to correct a manifest error; or

(iii)	the substitution of the Original Guarantor or any other Subsidiary as principal debtor under the Trust Deed and in relation to the Notes, Receipts and Coupons of any Series in place of the Issuer, in the circumstances described in Condition 18(c).

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income (the Directive), Member States are required to provide to the tax authorities of another Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to or for an individual resident in that other Member State or certain limited types of entities established in that other Member State.

However, for a transitional period Luxembourg and Austria are instead required (unless during that period they elect otherwise) to impose a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). In addition, a number of non-EU countries including Switzerland and certain British and Dutch dependent or associated territories have adopted similar measures (a withholding system in the case of Switzerland) with effect from the same date.

The European Commission has proposed certain amendments to the Directive which may, if implemented, amend or broaden the scope of the requirements described above.

If a payment were to be made or collected through a Member State or a non-EU country or territory which has imposed a withholding system and an amount of, or in respect of, tax were to be withheld from that payment, neither the Issuer, the Guarantors nor any Paying Agent or any other person would be obliged to pay additional amounts with respect to any Note as a result of the imposition of such withholding tax (see Condition 13(a) (Taxation) of the Conditions). However, the Issuer is required to maintain a Paying Agent in a Member State that is not obliged to withhold or deduct tax pursuant to the Directive (see Condition 17(b) (Trustee and Agents) of the Conditions).

Change of law

The conditions of the Notes are based on English law in effect as at the date of issue of the relevant Notes. No assurance can be given as to the impact of any possible judicial decision or change to English law or administrative practice after the Issue Date of the relevant Notes.

Changes in law, including a change to the Issuer’s legal status, control or tax residence and changes to the law governing the Notes, may alter the rights of investors from those at the time of the issue and may impact on the ability of an investor to enforce its rights as they existed at the Issue Date.

Further, changes in governmental policy and regulation may also have an impact on the Issuer and/or the Guarantors. In addition to changes in laws and regulations, the policies and practices of government regulators may change and political and diplomatic developments may have an unexpected or adverse impact on the terms and conditions of the Notes.

Notes where denominations involve integral multiples: Definitive Notes

In relation to Notes which have denominations consisting of a minimum Specified Denomination plus one or more higher integral multiples of another smaller amount, it is possible that such Notes may be traded in amounts that are not integral multiples of such minimum Specified Denomination. In such case an investor who, as a result of trading such amounts, holds an amount which is less than the minimum Specified Denomination in his account with the relevant clearing system at the relevant time may not receive a Definitive Note in respect of such holding (should Definitive Notes be printed) and would need to purchase a principal amount of Notes such that its holding amounts to a Specified Denomination.

If Definitive Notes are issued, holders should be aware that Definitive Notes which have a denomination that is not an integral multiple of the minimum Specified Denomination may be illiquid and difficult to trade.

The Guarantees provided by the Guarantors may be limited by applicable laws or subject to certain defences that may limit their validity and enforceability

The Guarantees given by the Guarantors provide holders of Notes with a direct claim against the relevant Guarantor in respect of the Issuer’s payment obligations under the Notes. Enforcement of each Guarantee would be subject to certain generally available defences. Local laws and defences may vary, and may include those that relate to corporate benefit (ultra vires), fraudulent conveyance or transfer, voidable preference, financial assistance, corporate purpose, liability in tort, subordination and capital maintenance or similar laws and concepts. They may also include regulations or defences which affect the rights of creditors generally.

If a court were to find a Guarantee given by a Guarantor, or a portion thereof, void or unenforceable as a result of such local laws or defences, holders would cease to have any claim in respect of that Guarantor and would be creditors solely of the Issuer and any remaining Guarantors and, if payment had already been made under the relevant Guarantee, the court could require that the recipient return the payment to the relevant Guarantor.

Risks related to a particular issue of Notes

The risks of a particular Note will depend on the terms of the relevant Note, but may include, without limitation, the possibility of significant changes in:

(i)	the values of the applicable currencies, commodities, interest rates or other indices or formulae; or

(ii)	the price, value, performance or any other applicable factor relating to one or more securities, assets or other property; or

(iii)	the creditworthiness of entities other than the Issuer or the Guarantors.

Such risks generally depend on factors over which the Issuer and the Guarantors have no control and which cannot readily be foreseen, such as economic and political events and the supply of and demand for the relevant currencies, commodities, securities, assets or other property. Neither the current nor the historical price, value or performance of:

(i)	the relevant currencies, commodities, interest rates or other indices or formulae; or

(ii)	the relevant classes of securities, assets or other property; or

(iii)	the relevant entities,

should be taken as an indication of future price, value or performance during the term of any Note.

A wide range of Notes may be issued under the Programme. A number of these Notes may have features which contain particular risks for potential investors. Set out below is a description of the most common such features:

Notes subject to optional redemption by the Issuer

An optional redemption feature of Notes is likely to limit their market value. During any period when the Issuer may elect to redeem Notes, the market value of those Notes generally will not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period.

The Issuer may be expected to redeem Notes when its cost of borrowing is lower than the interest rate on the Notes. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the Notes being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

Index Linked Notes and Dual Currency Notes

The Issuer may issue Notes with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each, a “Relevant Factor”). In addition, the Issuer may issue Notes with principal or interest payable in one or more currencies which may be different from the currency in which the Notes are denominated.

Potential investors should be aware that:

(i)	the market price of such Notes may be volatile;

(ii)	they may receive no interest;

(iii)	payment of principal or interest may occur at a different time or in a different currency than expected;

(iv)	the amount of principal payable at redemption may be less than the nominal amount of such Notes or even zero, so they may lose all or a substantial portion of their principal;

(v)	a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;

(vi)	if a Relevant Factor is applied to Notes in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable likely will be magnified; and

(vii)	the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

The historical experience of an index should not be viewed as an indication of the future performance of such index during the term of any Index Linked Notes. Accordingly, each potential investor should consult its own financial and legal advisers about the risk entailed by an investment in any Index Linked Notes and the suitability of such Notes in light of its particular circumstances.

Alternatively, if the Issuer pays principal and interest on the Notes in the currency in which the Notes are dominated, this may present risks if an investor’s financial activities are denominated principally in another currency, as exchange rates may change significantly over the tenor of the notes. In addition, government and monetary authorities may impose exchange controls or devalue or change currencies (as some have done in the past) in a manner that could adversely affect the market value of the Notes).

Partly Paid Notes

The Issuer may issue Notes where the issue price is payable in more than one instalment. Failure to pay any subsequent instalment could result in an investor losing all of its investment.

Variable rate Notes with a multiplier or other leverage factor

Notes with variable interest rates can be volatile investments. If they are structured to include multipliers or other leverage factors, or caps or floors, or any combination of those features or other similar related features, their market values may be even more volatile than those for securities that do not include those features.

Inverse Floating Rate Notes

Inverse Floating Rate Notes have an interest rate equal to a fixed rate minus a rate based upon a reference rate such as LIBOR. The market values of those Notes typically are more volatile than market values of other conventional floating rate debt securities based on the same reference rate (and with otherwise comparable terms). Inverse Floating Rate Notes are more volatile because an increase in the reference rate not only decreases the interest rate of the Notes, but may also reflect an increase in prevailing interest rates, which further adversely affects the market value of these Notes.

Fixed/Floating Rate Notes

Fixed/Floating Rate Notes may bear interest at a rate that converts from a fixed rate to a floating rate, or from a floating rate to a fixed rate. Where the Issuer has the right to effect such a conversion, this will affect the secondary market and the market value of the Notes since the Issuer may be expected to convert the rate when it is likely to produce a lower overall cost of borrowing. If the Issuer converts from a fixed rate to a floating rate in such circumstances, the spread on the Fixed/Floating Rate Notes may be less favourable than then prevailing spreads on comparable Floating Rate Notes tied to the same reference rate. In addition, the new floating rate at any time may be lower than the rates on other Notes. If the Issuer converts from a floating rate to a fixed rate in such circumstances, the fixed rate may be lower than then prevailing rates on its Notes.

An investment in fixed rate Notes involves the risk that subsequent changes in market interest rates may adversely affect the value of such fixed rate notes. Increases in relevant interest rates may adversely affect the market value of the Notes.

Notes issued at a substantial discount or premium

The market values of Notes issued at a substantial discount or premium to their nominal amount tend to fluctuate more in relation to general changes in interest rates than do prices for conventional interest-bearing securities. Generally, the longer the remaining term of the securities, the greater the price volatility as compared to conventional interest-bearing securities with comparable maturities.

Legal considerations relating to an investment in Notes

The investment activities of certain investors are or may be subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult their legal advisers to determine whether and to what extent:

(i)	Notes are legal investments for it;

(ii)	Notes can be used as collateral for various types of borrowing; and

(iii)	other restrictions apply to its purchase or pledge of any Notes.

Financial institutions should consult their legal advisers or the appropriate regulators to determine the appropriate treatment of the Notes under any applicable risk-based capital or similar rules.

FORMS OF THE NOTES

Bearer Notes

Each Tranche of Bearer Notes will initially be in the form of either a temporary bearer global note (the “Temporary Global Note”), without interest coupons, or a permanent bearer global note (the “Permanent Global Note”), without interest coupons, in each case as specified in the relevant Final Terms. Each Temporary Global Note or, as the case may be, Permanent Global Note (each a “Global Bearer Note”) which is not intended to be issued in new global note (“NGN”) form, as specified in the relevant Final Terms, will be deposited on or around the issue date of the relevant Tranche of the Notes with a depositary or a common depositary for Euroclear Bank S.A./N.V. as operator of the Euroclear System (“Euroclear”) and/or Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) and/or any other relevant clearing system and each Global Bearer Note which is intended to be issued in NGN form, as specified in the relevant Final Terms, will be deposited on or around the issue date of the relevant Tranche of the Notes with a common safekeeper for Euroclear and/or Clearstream, Luxembourg.

On 13 June 2006 the European Central Bank (the “ECB”) announced that Notes in NGN form are in compliance with the “Standards for the use of EU securities settlement systems in ESCB credit operations” of the central banking system for the euro (the “Eurosystem”), provided that certain other criteria are fulfilled. At the same time the ECB also announced that arrangements for Notes in NGN form will be offered by Euroclear and Clearstream, Luxembourg as of 30 June 2006 and that debt securities in global bearer form issued through Euroclear and Clearstream, Luxembourg after 31 December 2006 will only be eligible as collateral for Eurosystem operations if the NGN form is used.

The relevant Final Terms will also specify whether United States Treasury Regulation §1.163-5(c)(2)(i)(C) (the “TEFRA C Rules”) or United States Treasury Regulation §1.163-5(c)(2)(i)(D) (the “TEFRA D Rules”) are applicable in relation to the Notes or, if the Notes do not have a maturity of more than 365 days, that neither the TEFRA C Rules nor the TEFRA D Rules are applicable.

Exchangeable Bearer Notes

If the relevant Final terms specifies the form of Notes as being “Exchangeable Bearer Notes”, then the Notes will initially be in the form of Global Bearer Notes which will be exchangeable, in whole or in part, for interests in Registered Notes (described below). Upon exchange of the Exchangeable Bearer Notes, the Registered Notes shall be in the same denomination as the lowest denomination of Exchangeable Bearer Notes of that Tranche.

Exchangeable Bearer Notes may not be exchanged in the period commencing on the fifth Business Day in London prior to the Record Date in respect of any Interest Payment Date and ending on such Interest Payment Date (both inclusive). Interest on the Registered Notes issued on exchange will accrue, and interest on the corresponding Exchangeable Bearer Notes presented for exchange will cease to accrue, as from the Interest Payment Date immediately preceding the date of presentation or, if none, as from the Interest Commencement Date. Registration Requests may only be presented, and Exchangeable Bearer Notes may only be presented for exchange for Registered Notes, at the specified office of the Principal Paying Agent. The Registrar will, within seven Business Days in London of the date of presentation to the Principal Paying Agent of any Registration Request together with the relevant Exchangeable Bearer Note(s) and unmatured Coupons and any requisite payment as aforesaid, deliver at its specified office to the Noteholder or (at the risk and, if mailed at the request of the Noteholder otherwise than by ordinary uninsured mail, at the expense of the Noteholder) send by mail to such address, other than an address in the United States, as may be specified by the Noteholder in the Registration Request a Registered Note with the same aggregate principal amount as that of the Exchangeable Bearer Note(s) exchanged. Bearer Notes which are not Exchangeable Bearer Notes may not be exchanged for Registered Notes.

Temporary Global Note exchangeable for Permanent Global Notes

If the relevant Final Terms specifies the form of Notes as being “Temporary Global Note exchangeable for a Permanent Global Note”, then the Notes will initially be in the form of a Temporary Global Note which will be exchangeable, in whole or in part, for interests in a Permanent Global Note, without interest coupons, not earlier than 40 days after the issue date of the relevant Tranche of the Notes upon certification as to non-U.S. beneficial ownership. No payments will be made under the Temporary Global Note unless exchange for interests in the Permanent Global Note is improperly withheld or refused. In addition, interest payments in respect of the Notes cannot be collected without such certification of non-U.S. beneficial ownership.

Whenever any interest in the Temporary Global Note is to be exchanged for an interest in a Permanent Global Note, the Issuer shall procure (in the case of first exchange) the delivery of a Permanent Global Note to the bearer of the Temporary Global Note or (in the case of any subsequent exchange) an increase in the principal amount of the Permanent Global Note in accordance with its terms against:

(i)	presentation and (in the case of final exchange) presentation and surrender of the Temporary Global Note to or to the order of the Principal Paying Agent; and

(ii)	receipt by the Principal Paying Agent of a certificate or certificates of non-U.S. beneficial ownership.

The principal amount of Notes represented by the Permanent Global Note shall be equal to the aggregate of the principal amounts specified in the certificates of non-U.S. beneficial ownership provided, however, that in no circumstances shall the principal amount of Notes represented by the Permanent Global Note exceed the initial principal amount of Notes represented by the Temporary Global Note.

If:

(a)	the Permanent Global Note has not been delivered or the principal amount thereof increased by 5.00 p.m. (London time) on the seventh day after the bearer of the Temporary Global Note has requested exchange of an interest in the Temporary Global Note for an interest in a Permanent Global Note; or

(b)	the Temporary Global Note (or any part thereof) has become due and payable in accordance with the Terms and Conditions of the Notes or the date for final redemption of the Temporary Global Note has occurred and, in either case, payment in full of the amount of principal falling due with all accrued interest thereon has not been made to the bearer of the Temporary Global Note in accordance with the terms of the Temporary Global Note on the due date for payment, then the Temporary Global Note (including the obligation to deliver a Permanent Global Note) will become void at 5.00 p.m. (London time) on such seventh day (in the case of (a) above) or at 5.00 p.m. (London time) on such due date (in the case of (b) above) and the bearer of the Temporary Global Note will have no further rights thereunder (but without prejudice to the rights which the bearer of the Temporary Global Note or others may have under the Trust Deed).

The Permanent Global Note will become exchangeable, in whole but not in part only and at the request of the bearer of the Permanent Global Note, for Bearer Notes in definitive form (“Definitive Notes”):

(a)	on the expiry of such period of notice as may be specified in the Final Terms; or

(b)	at any time, if so specified in the Final Terms; or

(c)	if the Final Terms specify “in the limited circumstances described in the Permanent Global Note”, then if either of the following events occurs:

(i)	Euroclear or Clearstream, Luxembourg or any other relevant clearing system is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business; or

(ii)	any of the circumstances described in Condition 14 (Events of Default) occurs.

Whenever the Permanent Global Note is to be exchanged for Definitive Bearer Notes, the Issuer shall procure the prompt delivery (free of charge to the bearer) of such Definitive Bearer Notes, duly authenticated and with Coupons and Talons attached (if so specified in the Final Terms), in an aggregate principal amount equal to the principal amount of Notes represented by the Permanent Global Note to the bearer of the Permanent Global Note against the surrender of the Permanent Global Note to or to the order of the Principal Paying Agent within 30 days of the bearer requesting such exchange.

If:

(a)	Definitive Bearer Notes have not been duly delivered by 5.00 p.m. (London time) on the thirtieth day after the bearer has requested exchange of the Permanent Global Note for Definitive Bearer Notes; or

(b)	the Permanent Global Note was originally issued in exchange for part only of a Temporary Global Note representing the Notes and such Temporary Global Note becomes void in accordance with its terms; or

(c)	the Permanent Global Note (or any part thereof) has become due and payable in accordance with the Terms and Conditions of the Notes or the date for final redemption of the Permanent Global Note has occurred and, in either case, payment in full of the amount of principal falling due with all accrued interest thereon has not been made to the bearer in accordance with the terms of the Permanent Global Note on the due date for payment, then the Permanent Global Note (including the obligation to deliver Definitive Bearer Notes) will become void at 5.00 p.m. (London time) on such thirtieth day (in the case of (a) above) or at 5.00 p.m. (London time) on the date on which such Temporary Global Note becomes void (in the case of (b) above) or at 5.00 p.m. (London time) on such due date ((c) above) and the bearer of the Permanent Global Note will have no further rights thereunder (but without prejudice to the rights which the bearer of the Permanent Global Note or others may have under the Trust Deed).

Temporary Global Note exchangeable for Definitive Bearer Notes

If the relevant Final Terms specify the form of Notes as being “Temporary Global Note exchangeable for Definitive Bearer Notes” and also specify that the TEFRA C Rules are applicable or that neither the TEFRA C Rules or the TEFRA D Rules are applicable, then the Notes will initially be in the form of a Temporary Global Note which will be exchangeable, in whole but not in part, for Definitive Bearer Notes not earlier than 40 days after the issue date of the relevant Tranche of the Notes.

If the relevant Final Terms specify the form of Notes as being “Temporary Global Note exchangeable for Definitive Bearer Notes” and also specifies that the TEFRA D Rules are applicable, then the Notes will initially be in the form of a Temporary Global Note which will be exchangeable, in whole or in part, for Definitive Bearer Notes not earlier than 40 days after the issue date of the relevant Tranche of the Notes upon certification as to non-U.S. beneficial ownership. Interest payments in respect of the Notes cannot be collected without such certification of non-U.S. beneficial ownership.

Whenever the Temporary Global Note is to be exchanged for Definitive Bearer Notes, the Issuer shall procure the prompt delivery (free of charge to the bearer) of such Definitive Bearer Notes, duly authenticated and with Coupons and Talons attached (if so specified in the relevant Final Terms), in an aggregate principal amount equal to the principal amount of the Temporary Global Note to the bearer of the Temporary Global Note against the surrender of the Temporary Global Note to or to the order of the Principal Paying Agent within 30 days of the bearer requesting such exchange.

If:

(a)	Definitive Bearer Notes have not been duly delivered by 5.00 p.m. (London time) on the thirtieth day after the bearer has requested exchange of the Temporary Global Note for Definitive Bearer Notes; or

(b)	the Temporary Global Note (or any part thereof) has become due and payable in accordance with the Terms and Conditions of the Notes or the date for final redemption of the Temporary Global Note has occurred and, in either case, payment in full of the amount of principal falling due with all accrued interest thereon has not been made to the bearer in accordance with the terms of the Temporary Global Note on the due date for payment, then the Temporary Global Note (including the obligation to deliver Definitive Bearer Notes) will become void at 5.00 p.m. (London time) on such thirtieth day (in the case of (a) above) or at 5.00 p.m. (London time) on such due date (in the case of (b) above) and the bearer of the Temporary Global Note will have no further rights thereunder (but without prejudice to the rights which the bearer of the Temporary Global Note or others may have under the Trust Deed).

Permanent Global Note exchangeable for Definitive Bearer Notes

If the relevant Final Terms specify the form of Notes as being “Permanent Global Note exchangeable for Definitive Bearer Notes”, then the Notes will initially be in the form of a Permanent Global Note which will be exchangeable in whole, but not in part, for Definitive Bearer Notes:

(a)	on the expiry of such period of notice as may be specified in the relevant Final Terms; or

(b)	at any time, if so specified in the relevant Final Terms; or

(c)	if the relevant Final Terms specify “in the limited circumstances described in the Permanent Global Note”, then if either of the following events occurs:

(i)	Euroclear or Clearstream, Luxembourg or any other relevant clearing system is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business; or

(ii)	any of the circumstances described in Condition 14 (Events of Default) occurs.

Whenever the Permanent Global Note is to be exchanged for Definitive Bearer Notes, the Issuer shall procure the prompt delivery (free of charge to the bearer) of such Definitive Bearer Notes, duly authenticated and with Coupons and Talons attached (if so specified in the Final Terms), in an aggregate principal amount equal to the principal amount of Notes represented by the Permanent Global Note to the bearer of the Permanent Global Note against the surrender of the Permanent Global Note to or to the order of the Principal Paying Agent within 30 days of the bearer requesting such exchange.

If:

(a)	Definitive Bearer Notes have not been duly delivered by 5.00 p.m. (London time) on the thirtieth day after the bearer has requested exchange of the Permanent Global Note for Definitive Bearer Notes; or

(b)	the Permanent Global Note (or any part thereof) has become due and payable in accordance with the Terms and Conditions of the Notes or the date for final redemption of the Permanent Global Note has occurred and, in either case, payment in full of the amount of principal falling due with all accrued interest thereon has not been made to the bearer in accordance with the terms of the Permanent Global Note on the due date for payment, then the Permanent Global Note (including the obligation to deliver Definitive Bearer Notes) will become void at 5.00 p.m. (London time) on such thirtieth day (in the case of (a) above) or at 5.00 p.m. (London time) on such due date ((b) above) and the bearer of the Permanent Global Note will have no further rights thereunder (but without prejudice to the rights which the bearer of the Permanent Global Note or others may have under the Trust Deed).

Registered Notes

The Registered Notes of each Tranche will initially be represented by a global note in registered form, without Receipts or Coupons, (a “Registered Global Note”) which will be deposited with a common depositary for, and registered in the name of a common nominee of, Euroclear and Clearstream, Luxembourg.

Payments of principal, interest and any other amount in respect of a Registered Global Note will, in the absence of provision to the contrary, be made to the person shown on the Register (as defined in Condition 12(C)) as the registered holder of the Registered Global Note. None of the Issuer, the Trustee, the Guarantors, any Paying Agent or the Registrar will have any responsibility or liability for any aspect of the records relating to or payments or deliveries made on account of beneficial ownership interests in any Registered Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Payments of principal, interest or any other amount in respect of the Registered Notes in definitive form will, in the absence of provision to the contrary, be made to the persons shown on the Register on the relevant Record Date immediately preceding the due date for payment in the manner provided in that Condition.

Interests in a Registered Global Note will be exchangeable (free of charge), in whole but not in part, for definitive Registered Notes without receipts, interest coupons or talons attached only upon the occurrence of an Exchange Event. For these purposes, “Exchange Event” means that (i) an Event of Default has occurred, (ii) the Issuer has been notified that Euroclear or Clearstream, Luxembourg is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and, in any such case, no successor clearing system acceptable to the Trustee is available or (iii) the Issuer has or will become subject to adverse tax consequences which would not be suffered or required were the Notes represented by the Registered Global Note in definitive form. The Issuer will promptly give notice to Noteholders in accordance with Condition 16 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Registered Global Note) or the Trustee may give notice to the Registrar requesting exchange and, in the event of the occurrence of an Exchange Event as described in (iii) above, the Issuer may also give notice to the Registrar and the Trustee requesting exchange. Any such exchange shall occur not later than 10 days after the date of receipt of the first relevant notice by the Registrar.

Terms and Conditions applicable to the Notes

The terms and conditions applicable to any Definitive Bearer Note will be endorsed on that Note and will consist of the terms and conditions set out under “Terms and Conditions of the Notes” below and the provisions of the relevant Final Terms which supplement, amend and/or replace those terms and conditions.

The terms and conditions applicable to any Note in global form will differ from those terms and conditions which would apply to the Note were it in definitive form to the extent described under “Summary of Provisions Relating to the Notes while in Global Form” below.

Legend concerning United States persons

In the case of any Tranche of Bearer Notes having a maturity of more than 365 days, the Notes in global form, the Notes in definitive form and any Coupons and Talons appertaining thereto will bear a legend to the following effect:

“Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code.”

TERMS AND CONDITIONS OF THE NOTES

The following is the text of the terms and conditions which, as supplemented, amended and/or replaced by the relevant Final Terms, will be endorsed on each Note in definitive form issued under the Programme. The terms and conditions applicable to any Note in global form will differ from those terms and conditions which would apply to the Note were it in definitive form to the extent described under “Summary of Provisions Relating to the Notes while in Global Form” below.

1.	Introduction

(a)	Programme: Chorus Limited (the “Issuer”) has established a Euro Medium Term Note Programme (the “Programme”) for the issuance of up to U.S.$2,000,000,000 in aggregate principal amount of notes (the “Notes“) guaranteed by Chorus New Zealand Limited (the “Original Guarantor”) and certain other subsidiaries of the Issuer from time to time (together with the Original Guarantor, the “Guarantors”).

(b)	Final Terms: Notes issued under the Programme are issued in series (each a “Series”) and each Series may comprise one or more tranches (each a “Tranche”) of Notes. Each Tranche is the subject of a final terms (the “Final Terms”) which supplements these terms and conditions (the “Conditions”). The terms and conditions applicable to any particular Tranche of Notes are these Conditions as supplemented, amended and/or replaced by the relevant Final Terms. In the event of any inconsistency between these Conditions and the relevant Final Terms, the relevant Final Terms shall prevail.

(c)	Trust Deed: The Notes are constituted by, are subject to, and have the benefit of, a trust deed dated 30 August 2011 (as amended or supplemented from time to time, the “Trust Deed”) between the Issuer, the Original Guarantor and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”, which expression includes all persons for the time being trustee or trustees appointed under the Trust Deed).

(d)	Paying Agency Agreement: The Notes are the subject of an issue and paying agency agreement dated 30 August 2011 (the “Paying Agency Agreement”) between, amongst others, the Issuer, the Original Guarantor, Citibank N.A., London Branch as principal paying agent (the “Principal Paying Agent”, which expression includes any successor principal paying agent appointed from time to time in connection with the Notes), the paying agents named therein (together with the Principal Paying Agent, the “Paying Agents”, which expression includes any successor or additional paying agents appointed from time to time in connection with the Notes), BNP Paribas Securities Services. as transfer agent (together with the Paying Agents, the “Agents”) and the Trustee.

(e)	The Notes: All subsequent references in these Conditions to “Notes” are to the Notes which are the subject of the relevant Final Terms and may be issued in bearer, exchangeable bearer or registered form. Copies of the relevant Final Terms are available for viewing at Citibank N.A, London Branch, Citigroup Centre, Canada Square, Canary Wharf London E14 5LB, United Kingdom and copies may be obtained from Citibank N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf London E14 5LB, United Kingdom.

(f)	Summaries: Certain provisions of these Conditions are summaries of the Trust Deed and the Paying Agency Agreement and are subject to their detailed provisions. The holders of the Notes (the “Noteholders”) and the holders of the related interest coupons, if any, (the “Couponholders” and the “Coupons”, respectively) are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and the Paying Agency Agreement applicable to them. Copies of the Trust Deed and the Paying Agency Agreement are available for inspection by Noteholders during normal business hours at the Specified Offices of each of the Paying Agents, the initial Specified Offices of which are set out below.

2.	Interpretation

(a)	Definitions: In these Conditions the following expressions have the following meanings:

“Accrual Yield” has the meaning given in the relevant Final Terms;

“Additional Business Centre(s)” means the city or cities specified as such in the relevant Final Terms;

“Additional Financial Centre(s)” means the city or cities specified as such in the relevant Final Terms;

“Asset” shall include an interest in, or in the assets of, any joint venture, partnership or similar venture (whether or not incorporated) in which any one or more of the Issuer and the Guarantors are participant(s);

“Borrowed Moneys Indebtedness” means:

(a)	indebtedness for moneys borrowed;

(b)	indebtedness in respect of guarantees or similar indemnities;

(c)	acceptance credits;

(d)	indebtedness in respect of negotiable instruments;

(e)	money owing in respect of interest rate and cross-currency swaps; and

(f)	payments under rental or lease arrangements entered into primarily for the purpose of raising or obtaining finance;

“Business Day” means:

(a)	in relation to any sum payable in euro, a TARGET Settlement Day and a day on which commercial banks and foreign exchange markets settle payments generally in each (if any) Additional Business Centre; and

(b)	in relation to any sum payable in a currency other than euro, a day on which commercial banks and foreign exchange markets settle payments generally in the Principal Financial Centre of the relevant currency and in each (if any) Additional Business Centre;

“Business Day Convention”, in relation to any particular date, has the meaning given in the relevant Final Terms and, if so specified in the relevant Final Terms, may have different meanings in relation to different dates and, in this context, the following expressions shall have the following meanings:

(a)	“Following Business Day Convention” means that the relevant date shall be postponed to the first following day that is a Business Day;

(b)	“Modified Following Business Day Convention” or “Modified Business Day Convention” means that the relevant date shall be postponed to the first following day that is a Business Day unless that day falls in the next calendar month in which case that date will be the first preceding day that is a Business Day;

(c)	“Preceding Business Day Convention” means that the relevant date shall be brought forward to the first preceding day that is a Business Day;

(d)	“FRN Convention”, “Floating Rate Convention” or “Eurodollar Convention” means that each relevant date shall be the date which numerically corresponds to the preceding such date in the calendar month which is the number of months specified in the relevant Final Terms as the Specified Period after the calendar month in which the preceding such date occurred provided, however, that:

(i)	if there is no such numerically corresponding day in the calendar month in which any such date should occur, then such date will be the last day which is a Business Day in that calendar month;

(ii)	if any such date would otherwise fall on a day which is not a Business Day, then such date will be the first following day which is a Business Day unless that day falls in the next calendar month, in which case it will be the first preceding day which is a Business Day; and

(iii)	if the preceding such date occurred on the last day in a calendar month which was a Business Day, then all subsequent such dates will be the last day which is a Business Day in the calendar month which is the specified number of months after the calendar month in which the preceding such date occurred; and

(e)	“No Adjustment” means that the relevant date shall not be adjusted in accordance with any Business Day Convention;

“Calculation Agent” means, in relation to the Notes of any Series, the Principal Paying Agent or such other Person specified in the relevant Final Terms as the party responsible for calculating the Rate(s) of Interest and Interest Amount(s) and/or such other amount(s) as may be specified in the relevant Final Terms;

“Calculation Amount” has the meaning given in the relevant Final Terms;

“Coupon Sheet“ means, in respect of a Bearer Note, a coupon sheet relating to the Note;

“Day Count Fraction” means, in respect of the calculation of an amount for any period of time (the “Calculation Period”), such day count fraction as may be specified in these Conditions or the relevant Final Terms and:

(a)	if “Actual/Actual (ICMA)” is so specified, means:

(i)	where the Calculation Period is equal to or shorter than the Regular Period during which it falls, the actual number of days in the Calculation Period divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year; and

(ii)	where the Calculation Period is longer than one Regular Period, the sum of:

(A)	the actual number of days in such Calculation Period falling in the Regular Period in which it begins divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year; and

(B)	the actual number of days in such Calculation Period falling in the next Regular Period divided by the product of (a) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year;

(iii)	if “Actual/Actual (ISDA)” is so specified, means the actual number of days in the Calculation Period divided by 365 (or, if any portion of the Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(iv)	if “Actual/365 (Fixed)” is so specified, means the actual number of days in the Calculation Period divided by 365;

(v)	if “Actual/360” is so specified, means the actual number of days in the Calculation Period divided by 360;

if “30/360” is so specified, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows

Day Count Fraction =

where:

“Y1” is the year, expressed as a number, in which the first day of the Calculation Period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

“M2” is the calendar month, expressed as number, in which the day immediately following the last day included in the Calculation Period falls;

“D1” is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30”;

if “30E/360” or “Eurobond Basis” is so specified, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

Day Count Fraction =

where:

“Y1” is the year, expressed as a number, in which the first day of the Calculation Period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

“D1” is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31, in which case D2 will be 30; and

if “30E/360 (ISDA)” is so specified, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

Day Count Fraction =

where:

“Y1” is the year, expressed as a number, in which the first day of the Calculation Period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

“D1” is the first calendar day, expressed as a number, of the Calculation Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless (i) that day is the last day of February but not the Maturity Date or (ii) such number would be 31, in which case D2 will be 30, provided, however, that in each such case the number of days in the Calculation Period is calculated from and including the first day of the Calculation Period to but excluding the last day of the Calculation Period;

“Early Redemption Amount (Tax)” means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Final Terms;

“Early Termination Amount” means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, these Conditions or the relevant Final Terms;

“Exchangeable Bearer Notes” means Notes issued in bearer form that are exchangeable for Notes in registered form;

“Extraordinary Resolution” has the meaning given to it in the Trust Deed;

“Final Redemption Amount” means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Final Terms;

“First Interest Payment Date” means the date specified in the relevant Final Terms;

“Fixed Coupon Amount” has the meaning given in the relevant Final Terms;

“Group” has the meaning given to it in the Trust Deed.

“Guarantee of the Notes” means the guarantee of the Notes given by the Guarantors in the Trust Deed;

“Initial Rate of Interest” means the Rate of Interest applicable with respect to the first Interest Period;

“Interest Amount” means, in relation to a Note and an Interest Period, the amount of interest payable in respect of that Note for that Interest Period;

“Interest Commencement Date” means in relation to any interest-bearing Note, the date specified in the relevant Final Terms from which the Note bears interest or, if no date is specified therein, the Issue Date;

“Interest Determination Date” has the meaning given in the relevant Final Terms;

“Interest Payment Date” means the First Interest Payment Date and any other date or dates specified as such in, or determined in accordance with the provisions of, the relevant Final Terms and, if a Business Day Convention is specified in the relevant Final Terms:

(a)	as the same may be adjusted in accordance with the relevant Business Day Convention; or

(b)	if the Business Day Convention is the FRN Convention, Floating Rate Convention or Eurodollar Convention and an interval of a number of calendar months is specified in the relevant Final Terms as being the Specified Period, each of such dates as may occur in accordance with the FRN Convention, Floating Rate Convention or Eurodollar Convention at such Specified Period of calendar months following the Interest Commencement Date (in the case of the first Interest Payment Date) or the previous Interest Payment Date (in any other case);

“Interest Period” means each period beginning on (and including) the Interest Commencement Date or any Interest Payment Date and ending on (but excluding) the next Interest Payment Date;

“ISDA Definitions” means the 2006 ISDA Definitions (as amended and updated as at the date of issue of the first Tranche of the Notes of the relevant Series (as specified in the relevant Final Terms) as published by the International Swaps and Derivatives Association, Inc.);

“Issue Date” has the meaning given in the relevant Final Terms;

“Margin” has the meaning given in the relevant Final Terms;

“Maturity Date” has the meaning given in the relevant Final Terms;

“Maximum Redemption Amount” has the meaning given in the relevant Final Terms;

“Minimum Redemption Amount” has the meaning given in the relevant Final Terms;

“Noteholder” and (in relation to a Note) “holder” means (in the case of a Bearer Note) the bearer of a Note and (in the case of a Registered Note) a person in whose name the Note is registered in the Register (or in the case of joint holders the first named thereof) save that, for so long as the Notes of any Series are represented by a Global Note each person who has for the time being a particular principal amount of such Notes credited to his securities account in the records of Clearstream, Luxembourg or Euroclear shall be deemed to be the Noteholder in respect of the principal amount of such Notes for all purposes hereof other than for the purpose of payments in respect thereof, the right to which shall be vested, as against the Issuer, solely in the bearer, in the case of a Bearer Note in Global Note form, or registered holder in the case of a Registered Global Note in accordance with and subject to the terms of the Trust Deed and such Global Note;

“Optional Redemption Amount (Call)” means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Final Terms;

“Optional Redemption Amount (Put)” means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Final Terms;

“Optional Redemption Date (Call)” has the meaning given in the relevant Final Terms;

“Optional Redemption Date (Put)” has the meaning given in the relevant Final Terms;

“Participating Member State” means a Member State of the European Communities which adopts the euro as its lawful currency in accordance with the Treaty;

“Payment Business Day” means:

(a)	if the currency of payment is euro, any day which is:

(i)	a day on which commercial banks and foreign exchange markets settle payments in any Additional Financial Centre(s) specified herein; and

(ii)	a TARGET Settlement Day; or

(b)	if the currency of payment is not euro, any day on which commercial banks and foreign exchange markets settle payments in the principal financial centre for such currency;

“Person” means any individual, company, corporation, firm, partnership, joint venture, association, organisation, state or agency of a state or other entity, whether or not having separate legal personality;

“Principal Financial Centre” means, in relation to any currency, the principal financial centre for that currency provided, however, that:

(a)	in relation to euro, it means the principal financial centre of such Member State of the European Communities as is selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent; and

(b)	in relation to New Zealand dollars, it means either Wellington or Auckland as is selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent;

“Put Option Notice” means a notice which must be delivered to a Paying Agent by any Noteholder wanting to exercise a right to redeem a Note at the option of the Noteholder;

“Put Option Receipt” means a receipt issued by a Paying Agent to a depositing Noteholder upon deposit of a Note with such Paying Agent by any Noteholder wanting to exercise a right to redeem a Note at the option of the Noteholder;

“Rate of Interest” means the rate or rates (expressed as a percentage per annum) of interest payable in respect of the Notes specified in the relevant Final Terms or calculated or determined in accordance with the provisions of these Conditions and/or the relevant Final Terms;

“Redemption Amount” means, as appropriate, the Final Redemption Amount, the Early Redemption Amount (Tax), the Optional Redemption Amount (Call), the Optional Redemption Amount (Put), the Early Termination Amount or such other amount in the nature of a redemption amount as may be specified in, or determined in accordance with the provisions of, the relevant Final Terms;

“Reference Banks” has the meaning given in the relevant Final Terms or, if none, four major banks selected by the Calculation Agent in the market that is most closely connected with the Reference Rate;

“Reference Price” has the meaning given in the relevant Final Terms;

“Reference Rate” has the meaning given in the relevant Final Terms;

“Regular Period” means:

(a)	in the case of Notes where interest is scheduled to be paid only by means of regular payments, each period from and including the Interest Commencement Date to but excluding the first Interest Payment Date and each successive period from and including one Interest Payment Date to but excluding the next Interest Payment Date;

(b)	in the case of Notes where, apart from the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where “Regular Date” means the day and month (but not the year) on which any Interest Payment Date falls; and

(c)	in the case of Notes where, apart from one Interest Period other than the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where “Regular Date” means the day and month (but not the year) on which any Interest Payment Date falls other than the Interest Payment Date falling at the end of the irregular Interest Period .

“Relevant Date” means, in relation to any payment, whichever is the later of (a) the date on which the payment in question first becomes due and (b) if the full amount payable has not been received in the Principal Financial Centre of the currency of payment by the Principal Paying Agent or the Trustee on or prior to such due date, the date on which (the full amount having been so received) notice to that effect has been given to the Noteholders;

“Relevant Financial Centre” has the meaning given in the relevant Final Terms;

“Relevant Screen Page” means the page, section or other part of a particular information service (including, without limitation, Reuters) specified as the Relevant Screen Page in the relevant Final Terms, or such other page, section or other part as may replace it on that information service or such other information service, in each case, as may be nominated by the Person providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to the Reference Rate;

“Relevant Time” has the meaning given in the relevant Final Terms;

“Reserved Matter” means any proposal:

(a)	to change any date fixed for payment of principal or interest in respect of the Notes, to reduce the amount of principal or interest payable on any date in respect of the Notes, to alter the method of calculating the amount of any payment in respect of the Notes or the date for any such payment;

(b)	to effect the exchange or substitution of the Notes for, or the conversion of the Notes into, shares, bonds or other obligations or securities of the Issuer, the Guarantor or any other person or body corporate formed or to be formed (other than as permitted under Clause 8.3 of the Trust Deed);

(c)	to change the currency in which amounts due in respect of the Notes are payable;

(d)	to modify any provision of the guarantee of the Notes (other than as permitted under Clause 8.3 of the Trust Deed);

(e)	to change the quorum requirements relating to meetings or the majority required to pass an Extraordinary Resolution; or

(f)	to amend this definition;

“Security Interest” means any mortgage, charge, pledge, lien or other security interest including, without limitation, anything analogous to any of the foregoing under the laws of any jurisdiction, but not including a security interest in relation to personal property that is created or provided for by:

(i)	a transfer of an account receivable or chattel paper;

(ii)	a lease for a term of more than one year; or

(iii)	a commercial consignment,

that does not secure payment or performance of an obligation;

“Specified Currency” has the meaning given in the relevant Final Terms;

“Specified Denomination(s)” has the meaning given in the relevant Final Terms;

“Specified Office” has the meaning given in the Paying Agency Agreement;

“Specified Period” has the meaning given in the relevant Final Terms;

“Subsidiary” means, in relation to any Person (the “first Person”) at any particular time, any other Person (the “second Person”):

(a)	whose affairs and policies the first Person controls or has the power to control, whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of the second Person or otherwise; or

(b)	whose financial statements are, in accordance with applicable law and generally accepted accounting principles, consolidated with those of the first Person;

“Talon” means a talon for further Coupons;

“TARGET2” means the Trans-European Automated Real-Time Gross Settlement Express Transfer payment system which utilises a single shared platform and which was launched on 19 November 2007;

“TARGET Settlement Day” means any day on which TARGET2 is open for the settlement of payments in euro;

“Total Tangible Assets” has the meaning given to it in the Trust Deed;

“Treaty” means the Treaty establishing the European Communities, as amended;

“Zero Coupon Note” means a Note specified as such in the relevant Final Terms.

(b)	Interpretation: In these Conditions:

(i)	if the Notes are Zero Coupon Notes, references to Coupons and Couponholders are not applicable;

(ii)	if Talons are specified in the relevant Final Terms as being attached to the Notes at the time of issue, references to Coupons shall be deemed to include references to Talons;

(iii)	if Talons are not specified in the relevant Final Terms as being attached to the Notes at the time of issue, references to Talons are not applicable;

(iv)	any reference to principal shall be deemed to include the Redemption Amount, any additional amounts in respect of principal which may be payable under Condition 13 (Taxation), any premium payable in respect of a Note and any other amount in the nature of principal payable pursuant to these Conditions;

(v)	any reference to interest shall be deemed to include any additional amounts in respect of interest which may be payable under Condition 13 (Taxation) and any other amount in the nature of interest payable pursuant to these Conditions;

(vi)	references to Notes being “outstanding” shall be construed in accordance with the Trust Deed;

(vii)	if an expression is stated in Condition 2(a) to have the meaning given in the relevant Final Terms, but the relevant Final Terms gives no such meaning or specifies that such expression is “not applicable” then such expression is not applicable to the Notes; and

(viii)	any reference to the Trust Deed or the Paying Agency Agreement shall be construed as a reference to the Trust Deed or the Paying Agency Agreement, as the case may be, as amended and/or supplemented up to and including the Issue Date of the Notes.

3.	Form, Denomination and Title

The Notes are in bearer form, exchangeable bearer form or in registered form as specified in the applicable Final Terms and, in the case of definitive Notes, serially numbered, in the Specified Currency and the Specified Denomination(s). Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

All Registered Notes shall have the same Specified Denomination. Where Exchangeable Bearer Notes are issued, the Registered Notes for which they are exchangeable shall have the same Specified Denomination as the lowest Specified Denomination of Exchangeable Bearer Notes.

This Note may be a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Final Terms.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Note, a Partly Paid Note or a combination of any of the foregoing, depending upon the Redemption/Payment Basis shown in the applicable Final Terms.

Definitive Bearer Notes are issued with Coupons attached, unless they are Zero Coupon Notes in which case references to Coupons and Couponholders in these Terms and Conditions are not applicable.

Subject as set out below, title to the Bearer Notes, Receipts and Coupons will pass by delivery and title to the Registered Notes will pass upon registration of transfers in accordance with the provisions of the Paying Agency Agreement. The Issuer, the Guarantors, the Trustee and any Agent may deem and treat the bearer of any Bearer Note or Registered Note as the absolute owner thereof free of any equity, set-off or counterclaim on the part of the Issuer against the original or any intermediate holder of such Bearer Note or Registered Note (whether or not such Bearer Note or Registered Note shall be overdue and notwithstanding any notation of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Note, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Notes is represented by a Bearer Global Note held on behalf of Euroclear Bank S.A./N.V. as operator of the Euroclear System (“Euroclear”) and/or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”), each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Guarantors, the Trustee and the Agents as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Bearer Global Note or, as the case may be, the registered holder of the Registered Global Note shall be treated by the Issuer, the Guarantors, the Trustee and any Agent as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note and the expressions “Noteholder” and “holder of Notes” and related expressions shall be construed accordingly.

Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and Clearstream, Luxembourg, as the case may be. References to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system approved by the Issuer, the Guarantors, the Principal Paying Agent and the Trustee (whether specified in the applicable Pricing Supplement or otherwise).

4.	Transfers of Registered Notes and Exchanges of Exchangeable Bearer Notes

(a)	Transfers of interests in Registered Global Notes: Transfers of beneficial interests in Registered Global Notes will be effected by Euroclear or Clearstream, Luxembourg, as the case may be, and, in turn, by other participants and, if appropriate, indirect participants in such clearing systems acting on behalf of beneficial transferors and transferees of such interests. A beneficial interest in a Registered Global Note will, subject to compliance with all applicable legal and regulatory restrictions, be transferable for Notes in definitive form or for a beneficial interest in another Registered Global Note only in the authorised denominations set out in the applicable Pricing Supplement and only in accordance with the rules and operating procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be and in accordance with the terms and conditions specified in the Paying Agency Agreement.

(b)	Transfers of Registered Notes in definitive form: A Registered Note in definitive form may, upon the terms and subject to the conditions set forth in the Trust Deed, be transferred in whole or in part (in the authorised denominations set out in the applicable Final Terms). In order to effect any such transfer (i) the holder or holders must (a) surrender the Registered Note for registration of the transfer of the Registered Note (or the relevant part of the Registered Note) at the specified office of the Registrar or any Transfer Agent, with the form of transfer thereon duly executed by the holder or holders thereof or his or their attorney or attorneys duly authorised in writing and (b) complete and deposit such other certifications as may be required by the Registrar or, as the case may be, the relevant Transfer Agent and (ii) the Registrar or, as the case may be, the relevant Transfer Agent must, after due and careful enquiry, be satisfied with the documents of title and the identity of the person making the request. Any such transfer will be subject to such reasonable regulations as the Issuer and the Registrar may from time to time prescribe. Subject as provided above, the Registrar or, as the case may be, the relevant Transfer Agent will, within three business days (being for this purpose a day on which banks are open for business in the city where the specified office of the Registrar or, as the case may be, the relevant Transfer Agent is located) of the request (or such longer period as may be required to comply with any applicable fiscal or other laws or regulations) authenticate and deliver, or procure the authentication and delivery of, at its specified office to the transferee or (at the risk of the transferee) send by uninsured mail to such address as the transferee may request, a new Registered Note in definitive form of a like aggregate nominal amount to the Registered Note (or the relevant part of the Registered Note) transferred. In the case of the transfer of part only of a Registered Note in definitive form, a new Registered Note in definitive form in respect of the balance of the Registered Note not transferred will be so authenticated and delivered or (at the risk of the transferor) sent to the transferor.

(c)	Exchange of Exchangeable Bearer Notes for Registered Notes: Subject to the provisions of this Condition 4(c), at the option of the holder thereof, upon presentation to the Transfer Agent of a duly completed and signed request for exchange (in the form for the time being obtainable from the specified office of the Transfer Agent (an “Exchange Notice”)) together with the relevant Exchangeable Bearer Note(s) and payment of any sum in respect of any such stamp duty, tax or other governmental charge as is referred to, and subject as otherwise provided, in Condition 4(c), and subject to the terms of the Paying Agency Agreement, Exchangeable Bearer Notes are exchangeable in whole but not in part for the same aggregate principal amount of Registered Notes, provided that all unmatured Coupons (which expression, for the avoidance of doubt, shall include Coupons falling to be issued on exchange of matured Talons) relating thereto are attached thereto or are surrendered therewith. Exchange Notices may not be presented during the period commencing on the fifth Business Day (as defined in Condition 2) in London prior to the Record Date (as defined in Condition 2) in respect of any Interest Payment Date (as defined in Condition 2) and ending on such Interest Payment Date (both inclusive). Interest on the Registered Notes issued on exchange will accrue, and interest on the corresponding Exchangeable Bearer Notes presented for exchange will cease to accrue, as from the Interest Payment Date immediately preceding the date of presentation or, if none, as from the Interest Commencement Date. Exchange Notices may only be presented, and Exchangeable Bearer Notes may only be presented for exchange for Registered Notes, at the specified office of the Transfer Agent. The Registrar will, within seven Business Days in London of the date of presentation to the Transfer Agent of any Exchange Notice together with the relevant Exchangeable Bearer Note(s) and unmatured Coupons and any requisite payment as aforesaid, deliver at its specified office to the Noteholder or (at the risk and, if mailed at the request of the Noteholder otherwise than by ordinary uninsured mail, at the expense of the Noteholder) send by mail to such address, other than an address in the United States, as may be specified by the Noteholder in the Exchange Notice a Registered Note with the same aggregate principal amount as that of the Exchangeable Bearer Note(s) exchanged. Bearer Notes which are not Exchangeable Bearer Notes may not be exchanged for Registered Notes.

(d)	Costs of registration: Noteholders will not be required to bear the costs and expenses of effecting any registration of transfer as provided above, except for any costs or expenses of delivery other than by regular uninsured mail and except that the Issuer may require the payment of a sum sufficient to cover any stamp duty, tax or other governmental charge that may be imposed in relation to the registration.

(e)	Closed Periods: The Issuer shall not be required:

(i)	in the event of a partial redemption of Notes under Condition 11(d):

(A)	to register the transfer of Registered Notes (or parts of Registered Notes) or to exchange Exchangeable Bearer Notes for Registered Notes during the period beginning on the 65th day before the date of the partial redemption and ending on the day on which notice is given specifying the serial numbers of Notes called (in whole or in part) for redemption (both inclusive); or

(B)	to register the transfer of any Registered Note, or part of a Registered Note, called for redemption; or

(C)	to exchange any Exchangeable Bearer Note called for redemption; except that an Exchangeable Bearer Note called for redemption may be exchanged for a Registered Note which is simultaneously surrendered not later than the relevant Record Date; or

(ii)	to register the transfer of Registered Notes (or parts of Registered Notes) or to exchange Exchangeable Bearer Notes for Registered Notes (A) during the period of 10 Business Days in London immediately prior to any Record Date in respect of that Note or (B) during the period commencing on the Record Date in respect of the final Interest Payment Date in respect of that Note and ending on such Interest Payment Date.

5.	Status and Guarantee

(a)	Status of the Notes: The Notes constitute direct and unconditional obligations of the Issuer which will at all times rank pari passu among themselves and at least pari passu with all other present and future unsecured obligations of the Issuer, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application.

(b)	Guarantee of the Notes: The Guarantors have in the Trust Deed unconditionally and irrevocably guaranteed the due and punctual payment of all sums expressed to be payable by the Issuer under the Trust Deed in respect of the Notes, Receipts or Coupons. This Guarantee of the Notes constitutes direct and unconditional obligations of each Guarantor which will at all times rank at least pari passu with all other present and future unsecured obligations of the Guarantor, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application.

6.	Negative Pledge

(a)	Save as provided herein and in paragraph (b) below, so long as any of the Notes remain outstanding (as defined in the Trust Deed) the Issuer and the Guarantors will not create or permit to exist any Security Interest over any of their respective Assets to secure any indebtedness or liabilities (direct or contingent) for Borrowed Moneys Indebtedness unless the Issuer or the relevant Guarantor, as the case may be, shall simultaneously with or prior to the creation of such Security Interest, take or procure to be taken any and all action necessary to procure that the benefit of the Security Interest is extended equally and rateably to the Notes, provided that this covenant shall not apply to, and accordingly the Issuer and any of the Guarantors shall be at liberty to create or permit to exist without breach hereof, any Security Interest:

(i)	arising by operation of law or statute in the ordinary course of business, or securing taxes or other governmental or regulatory levies, duties or imposts, or any Security Interest in the nature of a contractor’s, supplier’s or vendor’s lien, so long as (in each of the foregoing cases) the payment of the money secured thereby is not in default or the liability therefor of the Issuer or the relevant Guarantor is being contested by appropriate proceedings; or

(ii)	created over any Asset acquired, constructed, repaired, maintained or improved, for the sole purpose of financing or refinancing the cost of such acquisition, construction, repair, maintenance or improvement, or over the land upon which such Asset is situated, provided that any Security Interest created pursuant to this paragraph:

(A)	secures no more than the fair value of the Asset (as acquired, constructed, maintained or improved) as at the time such Security Interest is created; and

(B)	does not secure Borrowed Money Indebtedness owed to Crown Fibre Holdings Limited; or

(iii)	over any Assets of the Subsidiary which becomes a Guaranteeing Subsidiary after the date of the Trust Deed, which existed, or which such Subsidiary was contractually bound to enter into, at the date it became a Guaranteeing Subsidiary and which was not created in anticipation of such Subsidiary becoming a Guaranteeing Subsidiary; or

(iv)	over any Assets acquired by the Issuer or the relevant Guarantor after the date of the Trust Deed, which existed at the date of, and was not created in anticipation of, the acquisition thereof by the Issuer or the relevant Guarantor concerned; or

(v)	created or permitted to exist over the whole or any part of its right, title or interest (whether by way of shareholding, partnership share or otherwise) in, or in the Assets of, any joint venture, partnership or similar venture (whether or not incorporated) the sole purpose of which is the development or exploitation of a project (a “Project Venture”), to secure Borrowed Moneys Indebtedness incurred by the Issuer or the relevant Guarantor in connection with its interest in such Project Venture and created or permitted to exist only in favour of a participant or participants therein, provided no such participant is Crown Fibre Holdings Limited; or

(vi)	over Assets of the Issuer or the relevant Guarantor comprising cash, deposits, financial instruments or other monetary Assets, where such Security Interest does not extend to other Assets of the Issuer or the relevant Guarantor and is created to secure new borrowings or indebtedness undertaken or incurred to raise or acquire such cash, deposits, instruments or other monetary Assets and the giving of such Security Interest is consistent with ordinary banking or business principles or practices then current and applicable in the relevant market and/or jurisdiction in relation to indebtedness of that nature; or

(vii)	created in substitution for any Security Interest otherwise permitted hereunder; or

(viii)	in favour of the Issuer or the relevant Guarantor provided that the Issuer or the relevant Guarantor, as the case may be, in whose favour it is created retains at all times the sole beneficial ownership of and all rights, powers and benefits in relation to such Security Interest; or

(ix)	created with the prior written consent of the Trustee after, if the Trustee so requires, approval by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders.

(b)	Notwithstanding the provisions of paragraph (a) above, the Issuer/Guarantor(s) may, in addition to and separately from the Security Interests permitted under paragraph (a) above, create or permit to exist any Security Interest of any nature over any of its or their Assets to secure any Borrowed Moneys Indebtedness if and to the extent that the aggregate principal amount of the Borrowed Moneys Indebtedness so secured by all such Security Interests created or permitted to subsist by this paragraph (b) (but other than any Security Interests attaching only to Assets which are not included in the Total Tangible Assets of the Group) does not exceed five per cent of the Total Tangible Assets of the Group.

7.	Fixed Rate Note Provisions

(a)	Application: This Condition 7 (Fixed Rate Note Provisions) is applicable to the Notes only if the Fixed Rate Note Provisions are specified in the relevant Final Terms as being applicable.

(b)	Accrual of interest: The Notes bear interest from the Interest Commencement Date at the Initial Rate of Interest payable in arrear on each Interest Payment Date, subject as provided in Condition 12 (Payments). Each Note will cease to bear interest from the due date for final redemption unless, payment of the Redemption Amount is improperly withheld or refused, in which case it will continue to bear interest in accordance with this Condition 7 (as well after as before judgment) until whichever is the earlier of (i) the day on which all sums due in respect of such Note up to that day are received by or on behalf of the relevant Noteholder and (ii) the day which is seven days after the Principal Paying Agent or the Trustee has notified the Noteholders that it has received all sums due in respect of the Notes up to such seventh day (except to the extent that there is any subsequent default in payment).

(c)	Fixed Coupon Amount: The amount of interest payable in respect of each Note for any Interest Period shall be the relevant Fixed Coupon Amount and, if the Notes are in more than one Specified Denomination, shall be the relevant Fixed Coupon Amount in respect of the relevant Specified Denomination.

(d)	Calculation of interest amount: The amount of interest payable in respect of each Note for any period for which a Fixed Coupon Amount is not specified shall be calculated by applying the Rate of Interest to the Calculation Amount, multiplying the product by the relevant Day Count Fraction, rounding the resulting figure to the nearest sub-unit of the Specified Currency (half a sub-unit being rounded upwards) and multiplying such rounded figure by a fraction equal to the Specified Denomination of such Note divided by the Calculation Amount. For this purpose a “sub-unit” means, in the case of any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, in the case of euro, means one cent.

(e)	Step-up rate of interest: If this Condition 7(e) is specified as applicable in the applicable Final Terms, the Rate of Interest will be the Initial Rate of Interest specified in the applicable Final Terms. The Initial Rate of Interest shall be subject to adjustment (each such adjustment, a “Rate Adjustment”) in the event of a Step-up Rating Change (if any) or a subsequent Step-down Rating Change (if any), as the case may be, in accordance with the following provisions. Any Rate Adjustment shall apply in respect of the Interest Period commencing on the Interest Payment Date falling on or immediately following the date of the relevant Step-up Rating Change or Step-down Rating Change, as the case may be, until either a further Rate Adjustment becomes effective or the date of redemption, as the case may be.

For any Interest Period commencing on or after the first Interest Payment Date immediately following the date of a Step-up Rating Change, if any, the Rate of Interest shall be increased by the Ratings Downgrade Step-up Margin specified in the applicable Final Terms.

In the event that a Step-down Rating Change occurs after the date of a Step-up Rating Change (or on the same date but subsequent thereto), then for any Interest Period commencing on the first Interest Payment Date following the date of such Step-down Rating Change, the Rate of Interest shall be the Initial Rate of Interest.

The Issuer shall use all reasonable efforts to maintain credit ratings for Notes issued, or to be issued, by it from both Rating Agencies (as defined below). In the event that either Rating Agency fails to or ceases to assign a rating to Notes issued, or to be issued, by the Issuer, the Issuer shall use all reasonable efforts to obtain a rating of Notes issued, or to be issued, by it from a Substitute Rating Agency (as defined below), and references in this Condition 7(e) to Moody’s or Standard & Poor’s (each as defined below), as the case may be, or the ratings thereof, shall be to such Substitute Rating Agency or, as the case may be, the equivalent ratings thereof. In the event that such a rating is not obtained from a Substitute Rating Agency, then, for the purposes of the foregoing adjustments to the Rate of Interest, the ratings assigned by the remaining Rating Agency shall be deemed also to be the ratings assigned by the other Rating Agency.

In the event that both Rating Agencies fail to or cease to assign a rating to Notes issued, or to be issued, by the Issuer and the Issuer fails to obtain a rating of Notes issued, or to be issued, by it from a Substitute Rating Agency, a Step-up Rating Change will be deemed to have occurred on the date of such failure but not otherwise. If a rating of Notes issued, or to be issued, by the Issuer is subsequently assigned by one or more Rating Agencies or a Substitute Rating Agency, then if such rating (or ratings if more than one) is at least Baa3, in the case of Moody’s, or at least BBB-, in the case of Standard & Poor’s, or the equivalent ratings in the case of a Substitute Rating Agency, a Step-down Rating Change will be deemed to have occurred on the date of such assignment.

The Rate of Interest will only be subject to adjustment due to a Step-up Rating Change or a deemed Step-up Rating Change as provided above upon the first occurrence on or after the Interest Commencement Date of a Step-up Rating Change and may occur only once. An adjustment to the Rate of Interest following the occurrence of a Step-down Rating Change or a deemed Step-down Rating Change as provided above may only occur once and, in any event, only after the occurrence of the Step-up Rating Change.

The Issuer shall cause each Rating Change (if any) and the applicable Rate of Interest to be notified to the Principal Paying Agent, the Trustee, any stock exchange on which the relevant Notes are for the time being listed and the Noteholders (in accordance with Condition 20) as soon as practicable after such Rating Change.

In this Condition:

“Rating Agencies” means Moody’s Investor Service Limited (“Moody’s”) and Standard & Poor’s Rating Services, a division of the McGraw-Hill Companies, Inc. (“Standard & Poor’s”), any of their successors and any Substitute Rating Agency;

“Rating Change” means a Step-up Rating Change and/or a Step-down Rating Change;

“Step-down Rating Change” means, subject as provided above in relation to a deemed Step-down Rating Change, the first public announcement after a Step-up Rating Change by both Rating Agencies of an increase in, or confirmation of, the rating of Notes issued, or to be issued, by the Issuer to at least Baa3, in the case of Moody’s, and to at least BBB-, in the case of Standard & Poor’s. For the avoidance of doubt, any further increases in the credit rating of Notes issued, or to be issued, by the Issuer above Baa3, in the case of Moody’s, or above BBB-, in the case of Standard & Poor’s, shall not constitute a Step-down Rating Change;

“Step-up Rating Change” means, subject as provided above in relation to a deemed Step-up Rating Change, the first public announcement by either or both Rating Agencies of a decrease in the rating of Notes issued, or to be issued, by the Issuer to below Baa3, in the case of Moody’s, or below BBB-, in the case of Standard & Poor’s. For the avoidance of doubt, any further decrease in the credit rating of Notes issued, or to be issued, by the Issuer below Baa3, in the case of Moody’s, or below BBB-, in the case of Standard & Poor’s, shall not constitute a Step-up Rating Change;

“Substitute Rating Agency” means a rating agency of equivalent international standing by the Issuer;

(f)	Minimum Volume/Coupon Step-up: If this Condition 7(f) is specified as applicable in the applicable Final Terms the Rate of Interest applicable to the Notes shall be subject to adjustment in accordance with the applicable Final Terms.

8.	Floating Rate Note and Index-Linked Interest Note Provisions

(a)	Application: This Condition 8 (Floating Rate Note and Index-Linked Interest Note Provisions) is applicable to the Notes only if the Floating Rate Note Provisions or the Index-Linked Interest Note Provisions are specified in the relevant Final Terms as being applicable.

(b)	Accrual of interest: The Notes bear interest from the Interest Commencement Date at the Initial Rate of Interest payable in arrear on each Interest Payment Date, subject as provided in Condition 12 (Payments). Each Note will cease to bear interest from the due date for final redemption unless payment of the Redemption Amount is improperly withheld or refused, in which case it will continue to bear interest in accordance with this Condition 8 (as well after as before judgment) until whichever is the earlier of (i) the day on which all sums due in respect of such Note up to that day are received by or on behalf of the relevant Noteholder and (ii) the day which is seven days after the Principal Paying Agent has notified the Noteholders that it has received all sums due in respect of the Notes up to such seventh day (except to the extent that there is any subsequent default in payment).

(c)	Screen Rate Determination: If Screen Rate Determination is specified in the relevant Final Terms as the manner in which the Rate(s) of Interest is/are to be determined, the Rate of Interest applicable to the Notes for each Interest Period will be determined by the Calculation Agent on the following basis:

(i)	if the Reference Rate is a composite quotation or customarily supplied by one entity, the Calculation Agent will determine the Reference Rate which appears on the Relevant Screen Page as of the Relevant Time on the relevant Interest Determination Date;

(ii)	in any other case, the Calculation Agent will determine the arithmetic mean of the Reference Rates which appear on the Relevant Screen Page as of the Relevant Time on the relevant Interest Determination Date;

(iii)	if, in the case of (i) above, such rate does not appear on that page or, in the case of (ii) above, fewer than two such rates appear on that page or if, in either case, the Relevant Screen Page is unavailable, the Calculation Agent will:

(A)	request the principal Relevant Financial Centre office of each of the Reference Banks to provide a quotation of the Reference Rate at approximately the Relevant Time on the Interest Determination Date to prime banks in the Relevant Financial Centre interbank market in an amount that is representative for a single transaction in that market at that time; and

(B)	determine the arithmetic mean of such quotations; and

(iv)	if fewer than two such quotations are provided as requested, the Calculation Agent will determine the arithmetic mean of the rates (being the nearest to the Reference Rate, as determined by the Calculation Agent) quoted by major banks in the Principal Financial Centre of the Specified Currency, selected by the Calculation Agent, at approximately 11.00 a.m. (local time in the Principal Financial Centre of the Specified Currency) on the first day of the relevant Interest Period for loans in the Specified Currency to leading European banks for a period equal to the relevant Interest Period and in an amount that is representative for a single transaction in that market at that time, and the Rate of Interest for such Interest Period shall be the sum of the Margin and the rate or (as the case may be) the arithmetic mean so determined; provided, however, that if the Calculation Agent is unable to determine a rate or (as the case may be) an arithmetic mean in accordance with the above provisions in relation to any Interest Period, the Rate of Interest applicable to the Notes during such Interest Period will be the sum of the Margin and the rate or (as the case may be) the arithmetic mean last determined in relation to the Notes in respect of a preceding Interest Period.

(d)	ISDA Determination: If ISDA Determination is specified in the relevant Final Terms as the manner in which the Rate(s) of Interest is/are to be determined, the Rate of Interest applicable to the Notes for each Interest Period will be the sum of the Margin and the relevant ISDA Rate where “ISDA Rate” in relation to any Interest Period means a rate equal to the Floating Rate (as defined in the ISDA Definitions) that would be determined by the Calculation Agent under an interest rate swap transaction if the Calculation Agent were acting as Calculation Agent for that interest rate swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(i)	the Floating Rate Option (as defined in the ISDA Definitions) is as specified in the relevant Final Terms;

(ii)	the Designated Maturity (as defined in the ISDA Definitions) is a period specified in the relevant Final Terms; and

(iii)	the relevant Reset Date (as defined in the ISDA Definitions) is either (A) if the relevant Floating Rate Option is based on the London inter-bank offered rate (LIBOR) for a currency, the first day of that Interest Period or (B) in any other case, as specified in the relevant Final Terms.

(e)	Index-Linked Interest: If the Index-Linked Interest Note Provisions are specified in the relevant Final Terms as being applicable, the Rate(s) of Interest applicable to the Notes for each Interest Period will be determined in the manner specified in the relevant Final Terms.

(f)	Maximum or Minimum Rate of Interest: If any Maximum Rate of Interest or Minimum Rate of Interest is specified in the relevant Final Terms, then the Rate of Interest shall in no event be greater than the maximum or be less than the minimum so specified.

(g)	Calculation of Interest Amount: The Calculation Agent will, as soon as practicable after the time at which the Rate of Interest is to be determined in relation to each Interest Period, calculate the Interest Amount payable in respect of each Note for such Interest Period. The Interest Amount will be calculated by applying the Rate of Interest for such Interest Period to the Calculation Amount, multiplying the product by the relevant Day Count Fraction, rounding the resulting figure to the nearest sub-unit of the Specified Currency (half a sub-unit being rounded upwards) and multiplying such rounded figure by a fraction equal to the Specified Denomination of the relevant Note divided by the Calculation Amount. For this purpose a “sub-unit” means, in the case of any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, in the case of euro, means one cent.

(h)	Calculation of other amounts: If the relevant Final Terms specifies that any other amount is to be calculated by the Calculation Agent, the Calculation Agent will, as soon as practicable after the time or times at which any such amount is to be determined, calculate the relevant amount. The relevant amount will be calculated by the Calculation Agent in the manner specified in the relevant Final Terms.

(i)	Publication: The Calculation Agent will cause each Rate of Interest and Interest Amount determined by it, together with the relevant Interest Payment Date, and any other amount(s) required to be determined by it together with any relevant payment date(s) to be notified to the Paying Agents and each competent authority, stock exchange and/or quotation system (if any) by which the Notes have then been admitted to listing, trading and/or quotation as soon as practicable after such determination but (in the case of each Rate of Interest, Interest Amount and Interest Payment Date) in any event not later than the first day of the relevant Interest Period. Notice thereof shall also promptly be given to the Noteholders. The Calculation Agent will be entitled to recalculate any Interest Amount (on the basis of the foregoing provisions) without notice in the event of an extension or shortening of the relevant Interest Period. If the Calculation Amount is less than the minimum Specified Denomination the Calculation Agent shall not be obliged to publish each Interest Amount but instead may publish only the Calculation Amount and the Interest Amount in respect of a Note having the minimum Specified Denomination.

(j)	Notifications etc: All notifications, opinions, determinations, certificates, calculations, quotations and decisions given, expressed, made or obtained for the purposes of this Condition by the Calculation Agent will (in the absence of manifest error) be binding on the Issuer, the Guarantors, the Paying Agents, the Noteholders and the Couponholders and (subject as aforesaid) no liability to any such Person will attach to the Calculation Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions for such purposes.

9.	Zero Coupon Note Provisions

(a)	Application: This Condition 9 (Zero Coupon Note Provisions) is applicable to the Notes only if the Zero Coupon Note Provisions are specified in the relevant Final Terms as being applicable.

(b)	Late payment on Zero Coupon Notes: If the Redemption Amount payable in respect of any Zero Coupon Note is improperly withheld or refused, the Redemption Amount shall thereafter be an amount equal to the sum of:

(i)	the Reference Price; and

(ii)	the product of the Accrual Yield (compounded annually) being applied to the Reference Price on the basis of the relevant Day Count Fraction from (and including) the Issue Date to (but excluding) whichever is the earlier of (i) the day on which all sums due in respect of such Note up to that day are received by or on behalf of the relevant Noteholder and (ii) the day which is seven days after the Principal Paying Agent has notified the Noteholders that it has received all sums due in respect of the Notes up to such seventh day (except to the extent that there is any subsequent default in payment).

10.	Dual Currency Note Provisions

(a)	Application: This Condition 10 (Dual Currency Note Provisions) is applicable to the Notes only if the Dual Currency Note Provisions are specified in the relevant Final Terms as being applicable.

(b)	Rate of Interest: If the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest payable shall be determined in the manner specified in the relevant Final Terms.

11.	Redemption and Purchase

(a)	Scheduled redemption: Unless previously redeemed, or purchased and cancelled, the Notes will be redeemed at their Final Redemption Amount on the Maturity Date, subject as provided in Condition 12 (Payments).

(b)	Redemption for tax reasons: The Notes may be redeemed at the option of the Issuer in whole, but not in part:

(i)	at any time (if neither the Floating Rate Note Provisions or the Index-Linked Interest Note Provisions are specified in the relevant Final Terms as being applicable); or

(i)	on any Interest Payment Date (if the Floating Rate Note Provisions or the Index-Linked Interest Note Provisions are specified in the relevant Final Terms as being applicable),

on giving not less than 30 nor more than 60 days’ notice to the Noteholders (which notice shall be irrevocable), at their Early Redemption Amount (Tax), together with interest accrued (if any) to the date fixed for redemption, if, immediately before giving such notice, the Issuer satisfies the Trustee that:

(A)	(1) the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 13 (Taxation) as a result of any change in, or amendment to, the laws or regulations of New Zealand or any political subdivision or any authority thereof or therein having power to tax (including, without limitation, any increase in the rate of Approved Issuer Levy payable pursuant to the Stamp and Cheque Duties Act 1971 (NZ)), or any change in the application or official interpretation of such laws or regulations (including a holding by a court of competent jurisdiction), which change or amendment becomes effective on or after the date of issue of the first Tranche of the Notes; and (2) such obligation cannot be avoided by the Issuer taking reasonable measures available to it (but not including paying the increased amount of Approved Issuer Levy); or

(B)	(1) a Guarantor has or (if a demand was made under the Guarantee of the Notes) would become obliged to pay additional amounts as provided or referred to in Condition 13 (Taxation) as a result of any change in, or amendment to, the laws or regulations of New Zealand or any political subdivision or any authority thereof or therein having power to tax (including, without limitation, any increase in the rate of Approved Issuer Levy payable pursuant to the Stamp and Cheque Duties Act 1971 (NZ)), or any change in the application or official interpretation of such laws or regulations (including a holding by a court of competent jurisdiction), which change or amendment becomes effective on or after the date of issue of the first Tranche of the Notes and (2) such obligation cannot be avoided by the Guarantor taking reasonable measures available to it (but not including paying the increased amount of Approved Issuer Levy), provided, however, that no such notice of redemption shall be given earlier than:

(1)	where the Notes may be redeemed at any time, 90 days prior to the earliest date on which the Issuer or the relevant Guarantor would be obliged to pay such additional amounts if a payment in respect of the Notes were then due or (as the case may be) a demand under the Guarantee of the Notes were then made; or

(2)	where the Notes may be redeemed only on an Interest Payment Date, 60 days prior to the Interest Payment Date occurring immediately before the earliest date on which the Issuer or the relevant Guarantor would be obliged to pay such additional amounts if a payment in respect of the Notes were then due or (as the case may be) a demand under the Guarantee of the Notes were then made.

Prior to the publication of any notice of redemption pursuant to this paragraph, the Issuer shall deliver or procure that there is delivered to the Trustee a certificate signed by two directors of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred. The Trustee shall be entitled to accept such certificate as sufficient evidence of the satisfaction of the circumstances set out above, in which event it shall be conclusive and binding on the Noteholders. Upon the expiry of any such notice as is referred to in this Condition 11(b), the Issuer shall be bound to redeem the Notes in accordance with this Condition 11.

(c)	Redemption at the option of the Issuer: If the Call Option is specified in the relevant Final Terms as being applicable, the Notes may be redeemed at the option of the Issuer in whole or, if so specified in the relevant Final Terms, in part on any Optional Redemption Date (Call) at the relevant Optional Redemption Amount (Call) on the Issuer’s giving not less than 30 nor more than 60 days’ notice to the Noteholders (which notice shall be irrevocable and shall oblige the Issuer to redeem the Notes or, as the case may be, the Notes specified in such notice on the relevant Optional Redemption Date (Call) at the Optional Redemption Amount (Call) plus accrued interest (if any) to such date).

(d)	Partial redemption: If the Notes are to be redeemed in part only on any date in accordance with Condition 11(c) (Redemption at the option of the Issuer), in the case of Bearer Notes the Notes to be redeemed shall be selected by the drawing of lots in such place as the Principal Paying Agent approves and in such manner as the Principal Paying Agent considers appropriate, subject to compliance with applicable law, the rules of each competent authority, stock exchange and/or quotation system (if any) by which the Notes have then been admitted to listing, trading and/or quotation and the notice to Noteholders referred to in Condition 11(c) (Redemption at the option of the Issuer) shall specify the serial numbers of the Notes so to be redeemed, and, in the case of Registered Notes, each shall be redeemed in part in the proportion which the aggregate principal amount of the outstanding Notes to be redeemed on the relevant Optional Redemption Date (Call) bears to the aggregate principal amount of outstanding Notes on such date. If any Maximum Redemption Amount or Minimum Redemption Amount is specified in the relevant Final Terms, then the Optional Redemption Amount (Call) shall in no event be greater than the maximum or be less than the minimum so specified.

(e)	Redemption at the option of Noteholders: If the Put Option is specified in the relevant Final Terms as being applicable, the Issuer shall, at the option of the holder of any Note redeem such Note on the Optional Redemption Date (Put) specified in the relevant Put Option Notice at the relevant Optional Redemption Amount (Put) together with interest (if any) accrued to such date. In order to exercise the option contained in this Condition 11(e), the holder of a Note must, not less than 30 nor more than 60 days before the relevant Optional Redemption Date (Put), deposit a duly completed Put Option Notice in the form obtainable from the Paying Agent and, in the case of a Put Option Notice relating to Definitive Notes, such Definitive Notes with any Paying Agent. The Paying Agent with which a Note is so deposited shall deliver a duly completed Put Option Receipt to the depositing Noteholder. No Note, once deposited with a duly completed Put Option Notice in accordance with this Condition 11(e), may be withdrawn; provided, however, that if, prior to the relevant Optional Redemption Date (Put), any such Note becomes immediately due and payable or, upon due presentation of such Definitive Note, the payment of such redemption moneys is improperly withheld or refused, the relevant Paying Agent shall mail notification thereof to the depositing Noteholder at such address as may have been given by such Noteholder in the relevant Put Option Notice and shall hold such Note at its Specified Office for collection by the depositing Noteholder against surrender of the relevant Put Option Receipt. For so long as any outstanding Note is held by a Paying Agent in accordance with this Condition 11(e), the depositor of such Note and not such Paying Agent shall be deemed to be the holder of such Note for all purposes.

(f)	No other redemption: The Issuer shall not be entitled to redeem the Notes otherwise than as provided in paragraphs (a) to (e) above.

(g)	Early redemption of Zero Coupon Notes: Unless otherwise specified in the relevant Final Terms, the Redemption Amount payable on redemption of a Zero Coupon Note at any time before the Maturity Date shall be an amount equal to the sum of:

(i)	the Reference Price; and

(ii)	the product of the Accrual Yield (compounded annually) being applied to the Reference Price from (and including) the Issue Date to (but excluding) the date fixed for redemption or (as the case may be) the date upon which the Note becomes due and payable.

Where such calculation is to be made for a period which is not a whole number of years, the calculation in respect of the period of less than a full year shall be made on the basis of such Day Count Fraction as may be specified in the Final Terms for the purposes of this Condition 11(g) or, if none is so specified, a Day Count Fraction of 30E/360.

(h)	Purchase: The Issuer, a Guarantor or any of their respective Subsidiaries may at any time purchase Notes in the open market or otherwise and at any price, provided that (in the case of Bearer Notes) all unmatured Coupons are purchased therewith.

(i)	Cancellation: All Notes so redeemed or purchased by the Issuer, a Guarantor or any of their respective Subsidiaries and any unmatured Coupons attached to or surrendered with them shall be cancelled and may not be reissued or resold.

12.	Payments

(A)	Payments Generally

(a)	Payments in New York City: Payments of principal or interest may be made at the Specified Office of a Paying Agent in New York City if (i) the Issuer has appointed Paying Agents outside the United States with the reasonable expectation that such Paying Agents will be able to make payment of the full amount of the interest on the Notes in the currency in which the payment is due when due, (ii) payment of the full amount of such interest at the offices of all such Paying Agents is illegal or effectively precluded by exchange controls or other similar restrictions and (iii) payment is permitted by applicable United States law.

(b)	Payments subject to fiscal laws: All payments in respect of the Notes are subject in all cases to any applicable fiscal or other laws and regulations in the place of payment, but without prejudice to the provisions of Condition 13 (Taxation). No commissions or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(c)	Payments on business days: If the due date for payment of any amount in respect of any Note or Coupon is not a Payment Business Day in the place of presentation, the holder shall not be entitled to payment in such place of the amount due until the next succeeding Payment Business Day in such place and shall not be entitled to any further interest or other payment in respect of any such delay.

(d)	Partial payments: If a Paying Agent makes a partial payment in respect of any Note or Coupon presented to it for payment, such Paying Agent will endorse thereon or, in the case of Registered Notes, record upon the Register a statement indicating the amount and date of such payment.

(B)	Payments in respect of Bearer Notes

(a)	Principal: Payments of principal shall be made only against presentation and (provided that payment is made in full) surrender of Bearer Notes at the Specified Office of any Paying Agent outside the United States by cheque drawn in the currency in which the payment is due on, or by transfer to an account denominated in that currency (or, if that currency is euro, any other account to which euro may be credited or transferred) and maintained by the payee with, a bank in the Principal Financial Centre of that currency.

(b)	Interest: Payments of interest shall, subject to paragraph (f) below, be made only against presentation and (provided that payment is made in full) surrender of the appropriate Coupons at the Specified Office of any Paying Agent outside the United States in the manner described in paragraph (a) above.

(c)	Deductions for unmatured Coupons: If the relevant Final Terms specifies that the Fixed Rate Note Provisions are applicable and a Bearer Note is presented without all unmatured Coupons relating thereto:

(i)	if the aggregate amount of the missing Coupons is less than or equal to the amount of principal due for payment, a sum equal to the aggregate amount of the missing Coupons will be deducted from the amount of principal due for payment; provided, however, that if the gross amount available for payment is less than the amount of principal due for payment, the sum deducted will be that proportion of the aggregate amount of such missing Coupons which the gross amount actually available for payment bears to the amount of principal due for payment; and

(ii)	if the aggregate amount of the missing Coupons is greater than the amount of principal due for payment:

(A)	so many of such missing Coupons shall become void (in inverse order of maturity) as will result in the aggregate amount of the remainder of such missing Coupons (the “Relevant Coupons”) being equal to the amount of principal due for payment; provided, however, that where this sub-paragraph would otherwise require a fraction of a missing Coupon to become void, such missing Coupon shall become void in its entirety; and

(B)	a sum equal to the aggregate amount of the Relevant Coupons (or, if less, the amount of principal due for payment) will be deducted from the amount of principal due for payment; provided, however, that, if the gross amount available for payment is less than the amount of principal due for payment, the sum deducted will be that proportion of the aggregate amount of the Relevant Coupons (or, as the case may be, the amount of principal due for payment) which the gross amount actually available for payment bears to the amount of principal due for payment.

Each sum of principal so deducted shall be paid in the manner provided in paragraph (a) above against presentation and (provided that payment is made in full) surrender of the relevant missing Coupons.

(d)	Unmatured Coupons void: If the relevant Final Terms specifies that this Condition 12(B)(d) is applicable or that the Floating Rate Note Provisions or the Index-Linked Interest Note Provisions are applicable, on the due date for final redemption of any Note or early redemption in whole of such Note pursuant to Condition 11(b) (Redemption for tax reasons), Condition 11(e) (Redemption at the option of Noteholders), Condition 11(c) (Redemption at the option of the Issuer) or Condition 14 (Events of Default), all unmatured Coupons relating thereto (whether or not still attached) shall become void and no payment will be made in respect thereof.

(e)	Payments on business days: If the due date for payment of any amount in respect of any Bearer Note or Coupon is not a Payment Business Day in the place of presentation, the holder shall not be entitled to payment in such place of the amount due until the next succeeding Payment Business Day in such place and shall not be entitled to any further interest or other payment in respect of any such delay.

(f)	Payments other than in respect of matured Coupons: Payments of interest other than in respect of matured Coupons shall be made only against presentation of the relevant Bearer Notes at the Specified Office of any Paying Agent outside the United States (or in New York City if permitted by paragraph (c) above).

(g)	Partial payments: If a Paying Agent makes a partial payment in respect of any Bearer Note or Coupon presented to it for payment, such Paying Agent will endorse thereon a statement indicating the amount and date of such payment.

(h)	Exchange of Talons: On or after the maturity date of the final Coupon which is (or was at the time of issue) part of a Coupon Sheet relating to the Bearer Notes, the Talon forming part of such Coupon Sheet may be exchanged at the Specified Office of the Principal Paying Agent for a further Coupon Sheet (including, if appropriate, a further Talon but excluding any Coupons in respect of which claims have already become void pursuant to Condition 15 (Prescription). Upon the due date for redemption of any Bearer Note, any unexchanged Talon relating to such Note shall become void and no Coupon will be delivered in respect of such Talon.

(c)	Payments in respect of Registered Notes

(a)	Principal: Payments of principal (other than instalments of principal prior to the final instalment) in respect of each Registered Note (whether or not in global form) will be made against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the Registered Note at the Specified Office of the Registrar or any of the Paying Agents. Such payments will be made by transfer to the Designated Account (as defined below) of the holder (or the first named of joint holders) of the Registered Note appearing in the register of holders of the Registered Notes maintained by the Registrar (the “Register”) at the close of business on the fifteenth day (being for the purpose of this paragraph (a) a day on which banks are open for business in the city where the specified office of the Registrar is located) before the relevant due date (the “Record Date”). Notwithstanding the previous sentence, if (i) a holder does not have a Designated Account or (ii) the nominal amount of the Notes held by a holder is less than U.S.$250,000 (or its approximate equivalent in any other Specified Currency), payment will instead be made by a cheque in the Specified Currency drawn on a Designated Bank (as defined below). For these purposes, “Designated Account” means the account (which, in the case of a payment in Japanese Yen to a non-resident of Japan, shall be a non-resident account) maintained by a holder with a Designated Bank and identified as such in the Register and “Designated Bank” means (in the case of payment in a Specified Currency other than euro) a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Wellington respectively) and (in the case of a payment in euro) any bank which processes payments in euro.

(b)	Interest: Payments of interest and payments of instalments of principal (other than the final instalment) in respect of each Registered Note (whether or not in global form) will be made by a cheque in the Specified Currency drawn on a Designated Bank and mailed by uninsured mail on the business day in the city where the specified office of the Registrar is located immediately preceding the relevant due date to the holder (or the first named of joint holders) of the Registered Note appearing in the Register at the close of business on the fifteenth day (whether or not such fifteenth day is a business day) before the Record Date at his address shown in the Register on the Record Date and at his risk. Upon application of the holder to the specified office of the Registrar not less than three business days in the city where the specified office of the Registrar is located before the due date for any payment of interest in respect of a Registered Note, the payment may be made by transfer on the due date in the manner provided in the preceding paragraph. Any such application for transfer shall be deemed to relate to all future payments of interest (other than interest due on redemption) and instalments of principal (other than the final instalment) in respect of the Registered Notes which become payable to the holder who has made the initial application until such time as the Registrar is notified in writing to the contrary by such holder. Payment of the interest due in respect of each Registered Note on redemption and the final instalment of principal will be made in the same manner as payment of the principal in respect of such Registered Note.

13.	Taxation

(a)	Gross up: All payments of principal and interest in respect of the Notes and the Coupons by or on behalf of the Issuer or a Guarantor shall be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of New Zealand or any political subdivision therein or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments, or governmental charges is required by law. In that event, the Issuer or (as the case may be) the relevant Guarantor shall pay such additional amounts as will result in receipt by the Noteholders and the Couponholders after such withholding or deduction of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts shall be payable in respect of any Note or Coupon:

(i)	held by or on behalf of a holder in respect of which the liability to such taxes, duties, assessments or governmental charges in respect of such Note or Coupon arises by reason of its having some connection with the jurisdiction by which such taxes, duties, assessments or charges have been imposed, levied, collected, withheld or assessed other than the mere holding of the Note or Coupon; or

(ii)	presented for payment in New Zealand if such withholding or deduction would not have been required if the Note or Coupon was presented for payment outside New Zealand; or

(iii)	where such withholding or deduction is for or on account of New Zealand resident withholding tax; or

(iv)	held by or on behalf of a holder which is associated with the Issuer or the relevant Guarantor for the purposes of the Approved Issuer Levy or non-resident withholding tax rules in the Income Tax Act 2007 or which holds the Note or Coupon or derives the interest jointly with a New Zealand resident; or

(v)	where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, this Directive; or

(vi)	by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note or Coupon to another Paying Agent in a Member State of the EU; or

(vii)	where the relevant Note or Coupon is presented for payment more than 30 days after the Relevant Date except to the extent that the holder of such Note or Coupon would have been entitled to such additional amounts on presenting such Note or Coupon for payment on the last day of such period of 30 days.

(b)	Resident Withholding Tax: The Issuer or the Guarantors (as applicable) are required by law to deduct New Zealand resident withholding tax from the payment of interest to the holder of any Note on any Interest Payment Date or the Maturity Date, if:

(i)	the holder is a resident of New Zealand for income tax purposes or the holder is engaged in business in New Zealand, through a fixed establishment in New Zealand (a “New Zealand Holder”); and

(ii)	at the time of such payment the New Zealand Holder does not hold a valid certificate of exemption for New Zealand resident withholding tax purposes.

Prior to any Interest Payment Date or Maturity Date any New Zealand Holder:

(i)	must notify the Issuer or the Guarantors (as applicable) or a Paying Agent that the New Zealand Holder is the holder of a Note; and

(ii)	must notify the Issuer or the Guarantors (as applicable) or a Paying Agent of any circumstances, and provide the Issuer or the Guarantors (as applicable) or the relevant Paying Agent with any information, that may enable the Issuer or the Guarantors (as applicable) to make the payment of Interest to the New Zealand Holder without deduction on account of a New Zealand resident withholding tax.

A New Zealand Holder must notify the Issuer and the Guarantors (as applicable), prior to any Interest Payment Date or the Maturity Date, of any change in the New Zealand Holder’s circumstances from those previously notified that could affect the Issuer’s or the Guarantor’s payment or withholding obligations in respect of any Note. By accepting payment of the full face amount of a Note or any interest thereon on any Interest Payment Date or Maturity Date, a New Zealand Holder will be deemed to have indemnified the Issuer or the Guarantors (as applicable) for all purposes in respect of any liability which the Issuer or the Guarantors (as applicable) may incur for not deducting any amount from such payment on account of New Zealand resident withholding tax.

(c)	Taxing jurisdiction: If the Issuer or the Guarantor becomes subject at any time to any taxing jurisdiction other than New Zealand, references in these Conditions to New Zealand shall be construed as references to New Zealand and/or such other jurisdiction.

14.	Events of Default and Enforcement

If any of the following events occurs, then the Trustee at its discretion may and, if so requested in writing by holders of at least one quarter of the aggregate principal amount of the outstanding Notes or if so directed by an Extraordinary Resolution, shall (subject to the Trustee in each case, being indemnified and/or secured and/or prefunded to its satisfaction having certified in writing that the happening of any of the events described in paragraphs (c), (d), (f) and (in the case of any event having an analogous effect to any of the foregoing) (g) below, is in its opinion materially prejudicial to the interests of the Noteholders) give written notice to the Issuer declaring the Notes to be immediately due and payable, whereupon they shall become immediately due and payable at their Early Termination Amount together with accrued interest (if any) without further action or formality:

(a)	default is made in the payment of any principal or interest due in respect of the Notes or any of them and the default continues for a period of 14 days; or

(b)	the Issuer or any Guarantor fails to perform or observe any of its other obligations under these Conditions or the Trust Deed and (except in any case where the failure is incapable of remedy when no such continuation or notice as is hereinafter mentioned will be required) the failure continues for the period of 30 days next following the service by the Trustee on the Issuer or the relevant Guarantor (as the case may be) of notice requiring the same to be remedied; or

(c)	any Borrowed Moneys Indebtedness of the Issuer or any Guarantor exceeding NZ$10,000,000 (in aggregate) or its equivalent in any other currency is not repaid on its original maturity date (or within any applicable grace periods), or becomes due and payable by reason of default before its original maturity date, other than where contested in good faith by appropriate proceedings; or

(d)	the Issuer or any Guarantor is unable to pay its debts as they fall due, commences negotiations with any one or more of its creditors with a view to the readjustment or rescheduling of its indebtedness generally, or makes a general assignment for the benefit of or an arrangement or composition with or for the benefit of its creditors; or

(e)	any order is made by any competent court or an effective resolution is passed or legislation is enacted for the liquidation, winding up or dissolution of the Issuer or any Guarantor, or a statutory manager is appointed in respect of the Issuer or any Guarantor under the Corporations (Investigations and Management) Act 1989 of New Zealand or any analogous or replacement legislation, or any analogous proceedings are taken in respect of the Issuer or any Guarantor, or the Issuer or any Guarantor ceases or threatens in writing to cease to carry on the whole or substantially the whole of its business, other than for the purposes of a reconstruction, amalgamation or reorganisation where the Issuer or the relevant Guarantor, as the case may be, is solvent and which (except in the case of an amalgamation with, or the distribution of Assets to, another Guarantor or Guarantors) has been approved by the Trustee; or

(f)	an encumbrancer takes possession or a receiver is appointed of the whole or any material part of the Assets or undertaking of the Issuer or any Guarantor, or a distress or execution in an amount exceeding NZ$10,000,000 (or its equivalent in any other currency) is levied or enforced upon or sued out against all or any material part of the Assets or undertaking of the Issuer or any Guarantor, except where the same is discharged or stayed within 30 days of commencement or is contested by the Issuer or such Guarantor in good faith by appropriate proceedings; or

(g)	any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in the foregoing paragraphs.

The Trustee may at any time, at its discretion and without further notice, institute such proceedings against the Issuer and/or a Guarantor as it may think fit to recover any amounts due in respect of the Notes which are unpaid or to enforce any of its rights under this Trust Deed or the Conditions but it shall not be bound to do so unless (i) it shall have been so directed by an Extraordinary Resolution or so requested in writing by the holders of at least one-quarter in principal amount of the outstanding Notes, and (ii) it shall have been indemnified and/or secured and/or prefunded to its satisfaction. No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer or the Guarantors unless the Trustee, having become bound so to proceed, fails to do so within a reasonable time and such failure is continuing.

15.	Prescription

Claims for principal in respect of Bearer Notes shall become void unless the relevant Bearer Notes are presented for payment within ten years of the appropriate Relevant Date. Claims for interest (whether in respect of Bearer Notes or Registered Notes) shall become void unless the relevant Notes, Receipts, or Coupons are presented for payment within, in the case of Bearer Notes, five years or, in the case of Registered Notes ten years, of the appropriate Relevant Date.

16.	Replacement of Notes and Coupons

If any Note, Receipt, Coupon or Talon is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the Specified Office of the Replacement Agent (in the case of Bearer Notes, Receipts, Talons or Coupons) or the Registrar (in the case of Registered Notes) (and, in each case, if the Notes are then admitted to listing, trading and/or quotation by any competent authority, stock exchange and/or quotation system which requires the appointment of a Paying Agent or Transfer Agent in any particular place, the Paying Agent or Transfer Agent having its Specified Office in the place required by such competent authority, stock exchange and/or quotation system), subject to all applicable laws and competent authority, stock exchange and/or quotation system requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Talons or Coupons must be surrendered before replacements will be issued.

17.	Trustee and Agents

Under the Trust Deed, the Trustee is entitled to be indemnified and relieved from responsibility in certain circumstances and to be paid its costs and expenses in priority to the claims of the Noteholders. In addition, the Trustee is entitled to enter into business transactions with the Issuer, a Guarantor and any entity relating to the Issuer or a Guarantor without accounting for any profit.

In the exercise of its powers and discretions under these Conditions and the Trust Deed, the Trustee will have regard to the interests of the Noteholders as a class and will not be responsible for any consequence for individual Holders of Notes as a result of such Holders being connected in any way with a particular territory or taxing jurisdiction.

In acting under the Paying Agency Agreement and in connection with the Notes and the Coupons, the Agents act solely as agents of the Issuer and the Guarantors and (to the extent provided therein) the Trustee and do not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders or Couponholders.

The initial Paying Agents, Transfer Agents and Registrars and their initial Specified Offices are listed below. The initial Calculation Agent (if differing from the Calculation Agent appointed pursuant to clause 13 of the Paying Agency Agreement) is specified in the relevant Final Terms. The Issuer and the Guarantors (acting together) reserve the right (with the prior approval of the Trustee) at any time to vary or terminate the appointment of any Agent and to appoint a successor principal paying agent, other paying agent, registrar or calculation agent and additional or successor paying agents or registrars; provided, however, that:

(a)	the Issuer and the Guarantors shall at all times maintain a principal paying agent and a registrar;

(b)	the Issuer and the Guarantors shall at all times maintain a paying agent and a registrar in an EU member state that will not be obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC;

(c)	if a Calculation Agent is specified in the relevant Final Terms, the Issuer and the Guarantors shall at all times maintain a Calculation Agent; and

(d)	if and for so long as the Notes are admitted to listing, trading and/or quotation by any competent authority, stock exchange and/or quotation system which requires the appointment of a Paying Agent (in the case of Bearer Notes) and a Transfer Agent (in the case of Registered Notes) in any particular place, the Issuer and the Guarantors shall maintain a Paying Agent and/or Transfer Agent having its Specified Office in the place required by such competent authority, stock exchange and/or quotation system.

Notice of any change in any of the Agents or in their Specified Offices shall promptly be given to the Noteholders.

18.	Meetings of Noteholders; Modification and Waiver

(a)	Meetings of Noteholders: The Trust Deed contains provisions for convening meetings of Noteholders to consider matters relating to the Notes, including the modification of any provision of these Conditions. Any such modification may be made if sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the Issuer and the Guarantors (acting together) or by the Trustee, and shall be convened by the Trustee subject to its being indemnified and/or secured and/or pre-funded to its satisfaction upon the request in writing of Noteholders holding not less than one-twentieth of the aggregate principal amount of the outstanding Notes. The quorum at any Meeting convened to vote on an Extraordinary Resolution will be two or more Voters holding or representing one more than half of the aggregate principal amount of the outstanding Notes or, at any adjourned meeting, two or more Voters being or representing Noteholders whatever the principal amount of the Notes held or represented; provided, however, that Reserved Matters may only be sanctioned by an Extraordinary Resolution passed at a meeting of Noteholders at which two or more Persons holding or representing not less than two-thirds or, at any adjourned meeting, one-third of the aggregate principal amount of the outstanding Notes form a quorum. Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the Noteholders and Couponholders, whether present or not.

In addition, a resolution in writing signed by or on behalf of all Noteholders who for the time being are entitled to receive notice of a Meeting of Noteholders under the Trust Deed will take effect as if it were an Extraordinary Resolution. Such a resolution in writing may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Noteholders.

(b)	Modification and waiver: The Trustee may, without the consent of the Noteholders, Receiptholders or Couponholders, concur with the Issuer and the Guarantors in making any modification of these Conditions, the Paying Agency Agreement, the Notes or the Trust Deed (other than in respect of Reserved Matters or any provision of the Trust Deed referred to in such specification) which is, in the opinion of the Trustee, proper to make if, in the opinion of the Trustee, such modification will not be materially prejudicial to the interests of Noteholders and to any modification of these Conditions, the Paying Agency Agreement, the Notes or the Trust Deed which is of a formal, minor or technical nature or is to correct a manifest error.

In addition, the Trustee may, without the consent of the Noteholders, Receiptholders or Couponholders on such terms and conditions (if any) as shall seem expedient to it, authorise or waive any proposed breach or breach of any of the covenants or provisions contained in the Receipts, Coupons or Notes or the Trust Deed (other than a proposed breach or breach relating to the subject of a Reserved Matter) or determine that any Event of Default or Potential Event of Default shall not be treated as such for the purposes of the Trust Deed if, in the opinion of the Trustee, the interests of the Noteholders will not be materially prejudiced thereby.

If the Trustee so requires, the Issuer shall cause such authorisation, waiver or determination to be notified to the Noteholders as soon as practicable thereafter.

(c)	Substitution: The Trust Deed contains provisions under which the Trustee may, without the consent of the Noteholders, the Receiptholders or the Couponholders, agree to the substitution in place of the Issuer of a Guarantor or any other Subsidiary as principal debtor under the Trust Deed and in relation to the Notes, Receipts or Coupons of any Series provided that certain conditions specified in the Trust Deed are fulfilled.

No Noteholder or Couponholder shall, in connection with any substitution, be entitled to claim any indemnification or payment in respect of any tax consequence thereof for such Noteholder or Couponholder, except to the extent provided for in Condition 13 (Taxation) (or any undertaking given in addition to or substitution for it pursuant to the provisions of the Trust Deed).

19.	Further Issues

The Issuer may from time to time, without the consent of the Noteholders and in accordance with the Trust Deed, create and issue further notes having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest) so as to form a single series with the Notes. The Issuer may from time to time, with the consent of the Trustee, create and issue other series of notes having the benefit of the Trust Deed.

20.	Notices

All notices regarding the Bearer Notes will be valid if published (a) in a leading English language daily newspaper of general circulation in London, and (b) if and for so long as the Bearer Notes are admitted to trading on, and listed on the Regulated Market of the Luxembourg Stock Exchange, a daily newspaper of general circulation in Luxembourg and/or the Luxembourg Stock Exchange’s website, www.bourse.lu. It is expected that any such newspaper publication will be made in the Financial Times in London and the Luxembourger Wort or the Tageblatt in Luxembourg. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules of any Stock Exchange or other relevant authority on which the Bearer Notes are for the time being listed or by which they have been admitted to trading. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of the first publication in all required newspapers or where published in such newspapers. If publication as provided above is not practicable, a notice will be given in such other manner, and will be deemed to have been given on such date, as the Trustee shall approve.

All notices regarding Registered Notes will be deemed to be validly given if sent by first class mail (or its equivalent) or (if posted to an address overseas) by airmail to the holders (or the first named of joint holders) at their respective addresses recorded in the Register and will be deemed to have been given on the fourth day after mailing and, in addition, for so long as any Registered Notes are admitted to trading on a Stock Exchange and the rules of that Stock Exchange (or any other relevant authority) so require, such notice will be published in a daily newspaper of general circulation in the place or places required by those rules.

Until such time as any Definitive Notes are issued, there may, so long as the notes are represented in their entirety by any Global Note held on behalf of Euroclear or Clearstream, Luxembourg, be substituted for such publication in such newspaper(s) or such mailing the delivery of the relevant notice to Euroclear or Clearstream, Luxembourg for communication by them to the Noteholders and, in addition, for so long as any Notes are listed on a Stock Exchange or admitted to trading by any other relevant authority and the rules of that Stock Exchange, or as the case may be, other relevant authority so require, such notice or notices will be published in a daily newspaper of general circulation in the place or places required by those rules. Any such notice shall be deemed to have been given to the Noteholders on the day on which the said notice was given to Euroclear or Clearstream, Luxembourg.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together (in the case of any Note in definitive form) with the relative Note or Notes, with the Agent (in the case of the Bearer Notes) or the Registrar (in the case of Registered Notes). Whilst any of the Notes are represented by a Global Note, such notice may be given by any holder of a Note to the relevant Principal Paying Agent or the Registrar through Euroclear or Clearstream, Luxembourg as the case may be, in such manner as the relevant Principal Paying Agent, the Registrar and Euroclear or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

21.	Currency Indemnity

If any sum due from the Issuer in respect of the Notes or the Coupons or any order or judgment given or made in relation thereto has to be converted from the currency (the “first currency”) in which the same is payable under these Conditions or such order or judgment into another currency (the “second currency”) for the purpose of (a) making or filing a claim or proof against the Issuer, (b) obtaining an order or judgment in any court or other tribunal or (c) enforcing any order or judgment given or made in relation to the Notes, the Issuer shall indemnify each Noteholder, on the written demand of such Noteholder addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Principal Paying Agent or Registrar (as applicable), against any loss suffered as a result of any discrepancy between (i) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (ii) the rate or rates of exchange at which such Noteholder may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof.

This indemnity constitutes a separate and independent obligation of the Issuer and shall give rise to a separate and independent cause of action.

22.	Rounding

For the purposes of any calculations referred to in these Conditions (unless otherwise specified in these Conditions or the relevant Final Terms), (a) all percentages resulting from such calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with 0.000005 per cent. being rounded up to 0.00001 per cent.), (b) all United States dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one half cent being rounded up), (c) all Japanese Yen amounts used in or resulting from such calculations will be rounded downwards to the next lower whole Japanese Yen amount, and (d) all amounts denominated in any other currency used in or resulting from such calculations will be rounded to the nearest two decimal places in such currency, with 0.005 being rounded upwards.

23.	Governing Law and Jurisdiction

(a)	Governing law: The Notes and the Trust Deed and all non-contractual obligations arising out of or in connection with the Notes and the Trust Deed are governed by English law.

(b)	English courts: Each of the Issuer and the Guarantors has in the Trust Deed agreed for the benefit of the Trustee and the Noteholders that the courts of England shall have exclusive jurisdiction to settle any dispute (a “Dispute”) arising out of or in connection with the Notes (including any non-contractual obligation arising out of or in connection with the Notes).

(c)	Appropriate forum: Each of the Issuer and the Guarantors agrees that the courts referred to in Condition 23(b) (English courts) are the most appropriate and convenient courts to settle any Dispute and, accordingly, that it will not argue that any other courts are more appropriate or convenient.

(d)	Rights of Noteholders to take proceedings outside England: Nothing in this Condition 23 (Governing Law and jurisdiction) or the Trust Deed prevents the Trustee or any Noteholder from taking proceedings relating to a Dispute (“Proceedings”) in any other courts with jurisdiction. To the extent allowed by law, the Trustee or any Noteholders may take concurrent Proceedings in any number of jurisdictions.

24.	Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of this Note under the Contracts (Rights of Third Parties) Act 1999.

FORM OF FINAL TERMS

The Final Terms in respect of each Tranche of Notes will be substantially in the following form, duly supplemented (if necessary), amended (if necessary) and completed to reflect the particular terms of the relevant Notes and their issue. Text in this section appearing in italics does not form part of the form of the Final Terms but denotes directions for completing the Final Terms.

Final Terms dated [—]

Chorus Limited

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]

Guaranteed by Chorus New Zealand Limited

under the U.S.$2,000,000,000

Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the “Conditions”) set forth in the Base Prospectus dated [•] 2011 which [, as modified by a supplement to the Base Prospectus dated [date of supplement]]constitutes a base prospectus (the “Base Prospectus”) for the purposes of the Prospectus Directive (Directive 2003/71/EC, as amended) (the “Prospectus Directive”). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive. These Final Terms contain the final terms of the Notes and must be read in conjunction with such Base Prospectus.

Full information on the Issuer, the Original Guarantor and the offer of the Notes described herein is only available on the basis of the combination of these Final Terms [and/,] the Base Prospectus [and the supplement to the Base Prospectus dated [date of supplement]]. The Base Prospectus [and such supplement are] [is] available for viewing at Citibank N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom and copies may be obtained from the registered office of the Issuer being Level 2, Telecom Place, 167 Victoria Street West, Auckland 1142, New Zealand. The Base Prospectus and, in the case of Notes admitted to trading on the regulated market of the Luxembourg Stock Exchange, the applicable Final Terms, will be published on the website of the Luxembourg Stock Exchange (www.bourse.lu).

[Include whichever of the following apply or specify as “Not Applicable” (N/A). Note that the numbering should remain as set out below, even if “Not Applicable” is indicated for individual paragraphs or sub-paragraphs. Italics denote guidance for completing the Final Terms.]

[When completing any final terms, or adding any other final terms or information, consideration should be given as to whether such terms or information constitute “significant new factors” and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive].

1.	(i) Issuer:	Chorus Limited

	(ii) Guarantor:	Chorus New Zealand Limited

2.	[(i) Series Number:]	[—]

	[(ii) Tranche Number:	[—]

(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible).]

3.	Specified Currency or Currencies:	[—]

4.	Aggregate Nominal Amount:	[—]

	[(i)] [Series]:	[—]

	[(ii) Tranche:	[—]]

5.	Issue Price:	[•] per cent. of the Aggregate Nominal Amount [plus accrued interest from [insert date] (in the case of fungible issues only, if applicable)]

6.	(i) Specified Denominations[1]:	[ ] [EUR 100,000 (or equivalent) and integral multiples of EUR 1,000 (or equivalent) in excess thereof up to and including EUR 199,000 (or equivalent). No Notes in definitive form will be issued with a denomination above EUR 199,000]*

	(ii) Calculation Amount:	[—]

7.	(i) Issue Date:	[—]

	(ii) Interest Commencement Date:	[Specify/Issue Date/Not Applicable]

8.	Maturity Date:	[Specify date or (for Floating Rate Notes) Interest Payment Date falling in or nearest to the relevant month and year]

[If the notes are Bearer Notes and the Maturity Date is less than one year from the Issue Date and either (a) the issue proceeds are received by the Issuer in the United Kingdom, or (b) the activity of issuing the Notes is carried on from an establishment maintained by the Issuer in the United Kingdom, (i) the Notes must have a minimum redemption value of £100,000 (or its equivalent in other currencies) and be sold only to “professional investors” or (ii) another applicable exemption from section 19 of the FSMA must be available.]

9.	Interest Basis:	[[—] per cent. Fixed Rate]

[1]

If the Maturity date of the Notes (including Notes denominated in sterling) is less than one year from the Issue Date and either (a) the issue proceeds are received by the relevant Issuer in the United Kingdom or (b) the activity of issuing the Notes is carried on from an establishment maintained by the relevant Issuer in the United Kingdom, (i) the Notes must have a minimum redemption value of £100,000 (or its equivalent in other currencies) or (ii) another applicable exemption from section 19 of the FSMA must be available.

[[Specify reference rate] +/– [—] per cent. Floating Rate]

[Zero Coupon]

[Index Linked Interest]

[Dual Currency]

(further particulars specified below)

10.	Redemption/Payment Basis:	[Redemption at par]

[Index Linked Redemption]

[Dual Currency]

[Partly Paid]

[Instalment]

11.	Change of Interest or Redemption/Payment Basis:	[Specify details of any provision for convertibility of Notes into another interest or redemption/ payment basis]

12.	Put/Call Options:	[Investor Put]

[Issuer Call]

[(further particulars specified below)]

13.	(i) Status of the Notes:	Senior

	(ii) Status of the Guarantee:	Senior

	[(iii)] [Date [Board] approval for issuance of Notes [and Guarantee] [respectively]] obtained:	[—] [and [—], respectively (N.B. Only relevant where Board (or similar) authorisation is required for the particular tranche of Notes or related Guarantee)]

14.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions	[Applicable/Not Applicable]

(If not applicable, delete the remaining sub-paragraphs of this paragraph)

	(i) Initial Rate[(s)] of Interest:	[—] per cent. per annum [payable [annually/ semi-annually/quarterly/monthly/other (specify)] in arrear]

	(ii) Interest Payment Date(s):	[—] in each year [adjusted in accordance with [specify Business Day Convention and any applicable Business Centre(s) for the definition of “Business Day”]/not adjusted]

	(iii) Business Day Convention:	[Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/[specify other, unless no adjustment is required in which case specify “No Adjustment”. If nothing is specified there will be no adjustment.]

	(iv) Additional Business Centre(s):	[Not Applicable/give details]

	(v) Fixed Coupon Amount[(s)]:	[—] per Calculation Amount

	(vi) Broken Amount(s):	[—] per Calculation Amount, payable on the Interest Payment Date falling [in/on] [—]

	(vii) Day Count Fraction:	[30/360 / Actual/Actual (ICMA/ISDA) / other]

	(viii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/give details]

	(ix) Ratings Downgrade Coupon Step-Up (Condition 7(e))	[Applicable/Not Applicable]

	(x) Ratings Downgrade Step-up Margin	[—]

	(xi) Minimum Volume Coupon Step-up (Condition 7(f)	[Applicable/Not Applicable] [Specify adjustment provisions if applicable]

16.	Floating Rate Note Provisions	[Applicable/Not Applicable]

(If not applicable, delete the remaining sub-paragraphs of this paragraph)

	(i) Specified Period:	(N.B. only applicable if the Specified Period does not correspond with the Interest Payment Date.)

	(ii) First Interest Payment Date:	[—]

	(iii) Interest Payments Dates:	[—] in each year up to and including the Maturity Date

	(v) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/ Modified Following Business Day Convention/ Preceding Business Day Convention/ other (give details)]

	(vi) Additional Business Centre(s):	[Not Applicable/give details]

	(iv) Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/other (give details)]

	(v) Party responsible for calculating the Rate(s) of Interest and/or Interest Amount(s) (if not the [Principal Paying Agent]):	[[Name] shall be the Calculation Agent (no need to specify if the Principal Paying Agent is to perform this function)]

(vi) Screen Rate Determination:

	• Reference Rate:	[For example, LIBOR or EURIBOR]

	• Interest Determination Date(s):	[—]

	• Relevant Screen Page:	[For example, Reuters LIBOR 01/ EURIBOR 01]

	• Relevant Time:	[For example, 11.00 a.m. London time/Brussels time]

	• Relevant Financial Centre:	[For example, London/Euro-zone (where Euro-zone means the region comprised of the countries whose lawful currency is the euro]

(vii) ISDA Determination:

	• Floating Rate Option:	[—]

	• Designated Maturity:	[—]

	• Reset Date:	[—]

	(viii) Margin(s):	[+/-][—] per cent. per annum

	(ix) Minimum Rate of Interest:	[—] per cent. per annum

	(x) Maximum Rate of Interest:	[—] per cent. per annum

	(xi) Day Count Fraction:	[—]

(xii)    Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:

[—]

17.	Zero Coupon Note Provisions	[Applicable/Not Applicable]

(If not applicable, delete the remaining sub-paragraphs of this paragraph)

	(i) Accrual Yield:	[—] per cent. per annum

	(ii) Reference Price:	[—]

	(iii) Any other formula/basis of determining amount payable:	[Consider whether it is necessary to specify a Day Count Fraction for the purposes of Condition [—]]

	(v) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/ Modified Following Business Day Convention/ Preceding Business Day Convention/ FRN Convention/ Floating Rate Convention/ Eurodollar Convention/ other (give details)]

	(vi) Additional Business Centre(s):	[Not Applicable/give details]

18.	Index-Linked Interest Note/other variable-linked interest Note Provisions	[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)

	(i) Index/Formula/other variable:	[give or annex details]

	(ii) Calculation Agent responsible for calculating the interest due:	[—]

	(iii) Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	[—]

	(iv) Interest Determination Date(s):	[—]

	(v) Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	[—]

	(vi) Interest or calculation period(s):	[—]

	(vii) Specified Period:	[—]

	(ix) Business Day Convention:	[Floating Rate Convention/ Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (give details)]

	(x) Additional Business Centre(s):	[—]

	(xi) Minimum Rate/Amount of Interest:	[—] per cent. per annum

	(xii) Maximum Rate/Amount of Interest:	[—] per cent. per annum

	(xiv) Day Count Fraction:	[—]

19.	Dual Currency Note Provisions	[Applicable/Not Applicable]

(If not applicable, delete the remaining sub-paragraphs of this paragraph)

	(i) Rate of Exchange/method of calculating Rate of Exchange:	[give details]

	(ii) Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[—]

	(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[—]

	(iv) Person at whose option Specified Currency(ies) is/are payable:	[—]

	(v) Additional Business Centre(s):	[Not Applicable/give details]

PROVISIONS RELATING TO REDEMPTION

20.	Call Option	[Applicable/Not Applicable]

(If not applicable, delete the remaining sub-paragraphs of this paragraph)

	(i) Optional Redemption Date(s):	[—]

	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[—] per Calculation Amount

(iii) If redeemable in part:

	(a) Minimum Redemption Amount:	[—] per Calculation Amount

	(b) Maximum Redemption Amount	[—] per Calculation Amount

	(iv) Notice period:	[—]

21.	Put Option	[Applicable/Not Applicable]

(If not applicable, delete the remaining sub-paragraphs of this paragraph)

	(i) Optional Redemption Date(s):	[—]

	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[—] per Calculation Amount

	(iii) Notice period:	[—]

22.	Final Redemption Amount of each Note	[—] per Calculation Amount

In cases where the Final Redemption Amount is Index-Linked or other variable-linked:

	(i) Index/ Formula/variable:	[give or annex details]

	(ii) Calculation Agent responsible for calculating the Final Redemption Amount:	[—]

	(iii) Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	[—]

	(iv) Date for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable:	[—]

	(v) Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	[—]

	(vi) [Payment Date]:	[—]

	(vii) Minimum Final Redemption Amount:	[—] per Calculation Amount

	(viii) Maximum Final Redemption Amount:	[—] per Calculation Amount

23.	Early Redemption Amount

Early Redemption Amount(s) per Calculation Amount payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

[Not Applicable

(If both the Early Redemption Amount (Tax) and the Early Termination Amount are the principal amount of the Notes/specify the Early Redemption Amount (Tax) and/or the Early Termination Amount if different from the principal amount of the Notes)]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Bearer Notes:

[Exchangeable Bearer Note exchangeable for a Registered Note]

[Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes on [—] days’ notice/at any time/in the limited circumstances specified in the Permanent Global Note]

[Temporary Global Note exchangeable for Definitive Notes on [—] days’ notice]

[Permanent Global Note exchangeable for Definitive Notes on [—] days’ notice/at any time/in the limited circumstances specified in the Permanent Global Note]

[Registered Notes]

25.	New Global Note:	[Yes] [No]

26.	Additional Financial Centre(s) or other special provisions relating to payment dates:	[Not Applicable/give details. Note that this paragraph relates to the date and place of payment, and not interest period end dates, to which sub paragraphs 15(ii), 16(vi) and 18(x) relate]

27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. If yes, give details]

28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment]:	[Not Applicable/give details]

29.	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	[Not Applicable/give details]

DISTRIBUTION

30.	(i) If syndicated, names and addresses of Dealers and underwriting commitments:

[Not Applicable/give names, addresses and underwriting commitments]

(Include names and addresses of entities agreeing to underwrite the issue on a firm commitment basis and names and addresses of the entities agreeing to place the issue without a firm commitment or on a “best efforts” basis if such entities are not the same as the Dealers.)

	(ii) Date of [Subscription] Agreement:	[—]

	(iii) Stabilising Manager(s) (if any):	[Not Applicable/give name]

31.	If non-syndicated, name and address of Dealer:	[Not Applicable/give name and address]

32.	Total commission and concession:	[—] per cent. of the Aggregate Nominal Amount

33.	U.S. Selling Restrictions:	[Reg. S Compliance Category; TEFRA C/TEFRA D/ TEFRA not applicable]

34.	Additional selling restrictions:	[Not Applicable/give details]

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required for issue and admission to trading on the Luxembourg Stock Exchange’s regulated market and listing on the Official List of the Luxembourg Stock Exchange of the Notes described herein pursuant to the U.S.$2,000,000,000 Euro Medium Term Note Programme of Chorus Limited.

RESPONSIBILITY

The Issuer and the Guarantor(s) accept responsibility for the information contained in these Final Terms. [(Relevant third party information) has been extracted from (specify source). Each of the Issuer and the Guarantor(s) confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by (specify source), no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of [name of the Issuer]:

By:
Duly authorised

[Signed on behalf of the [name of the Guarantor]:

By:
Duly authorised]

PART B – OTHER INFORMATION

35.	LISTING AND ADMISSION TO TRADING	Luxembourg/None

	(i) Listing and admission to trading	[Application [has been/is expected to be] made by the Issuer (or on its behalf) for the Notes to be admitted to listing on the official list of the Luxembourg Stock Exchange and to trading on the Luxembourg Stock Exchange’s Regulated Market] with effect from [—].]/[Not Applicable].

	(ii) Estimate of total expenses related to admission to trading	[—]

36.	RATINGS

Ratings:

[The Notes to be issued [[have been]/[are expected to be]] rated [insert details] by [insert credit rating agency name(s)].]

[[Insert credit rating agency] is established in the European Union and has applied for registration under Regulation (EC) No. 1060/2009, although notification of the corresponding registration decision has not yet been provided by the relevant competent authority.]

[[Insert credit rating agency] is established in the European Union and is registered under Regulation (EC) No. 1060/2009.]

[[Insert credit rating agency] is not established in the European Union and is not registered in accordance with Regulation (EC) No. 1060/2009.]

[[Insert credit rating agency] is not established in the European Union and has not applied for registration under Regulation (EC) No. 1060/2009. However, the application for registration under Regulation (EC) No. 1060/2009 of [insert name of the relevant EU CRA affiliate that applied for registration], which is established in the European Union, disclosed the intention to endorse credit ratings of [insert credit rating agency].]

[[Insert credit rating agency] is not established in the European Union and has not applied for registration under Regulation (EC) No. 1060/2009. The ratings [[have been]/[are expected to be]] endorsed by [insert the name of the relevant EU-registered credit rating agency] in accordance with Regulation (EC) No. 1060/2009. [Insert the name of the relevant EU-registered credit rating agency] is established in the European union an registered under Regulation (EC) No. 1060/2009.]

[[Insert credit rating agency] is not established in the European Union and has not applied for registration under Regulation (EC) No. 1060/2009, but it is certified in accordance with such Regulation.]

(The above disclosure should reflect the rating allocated to Notes of the type being issued under the Programme generally or, where the issue has been specifically rated, that rating.)

37.

[INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE/OFFER]

Need to include a description of any interest, including conflicting ones, that is material to the issue/offer, detailing the persons involved and the nature of the interest. May be satisfied by the inclusion of the following statement:

“Save as discussed in [“Subscription and Sale”], so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.”]

[(When adding any other description, consideration should be given as to whether such matters described constitute “significant new factors” and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive.)]

38.	REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

	[(i) Reasons for the offer	[—]

(See [“Use of Proceeds”] wording in Prospectus – if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here.)]

	[(ii)] Estimated net proceeds:	[—]

(If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.)

	[(iii)] Estimated total expenses:	[—]

[Include breakdown of expenses]

[Fixed Rate Notes only – YIELD

	Indication of yield:	[—]

Calculated as [include details of method of calculation in summary form] on the Issue Date.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield. ]

[Floating Rate Notes only – HISTORIC INTEREST RATES

Details of historic [LIBOR/EURIBOR/other] rates can be obtained from [Reuters].]

[PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING (Index linked Notes only)]

[If there is a derivative component in the interest or the Notes are derivative securities to which Annex XII of Commission Regulation (EC) No 809/2004 (“Prospectus Directive Regulation”) applies, need to include a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.]

(N.B. The requirements below only apply if the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies.)

[Need to include details of where past and future performance and volatility of the index/formula can be obtained.]

[Where the underlying is an index, need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained.]

[Include other information concerning the underlying required by paragraph 4.2 of Annex XII of the Prospectus Directive Regulation.]

[(When completing the above paragraphs, consideration should be given as to whether such matters described constitute “significant new factors” and consequently trigger the need for a supplement to the Base Prospectus under Article 16 of the Prospectus Directive.)]

The Issuer [intends to provide post-issuance information [specify what information will be reported and where it can be obtained]] [does not intend to provide post-issuance information, except if required by any applicable laws and regulations.]

[PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT (Dual Currency Notes only)]

[If there is a derivative component in the interest or the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies, need to include a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.]

(N.B. The requirement below only applies if the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies.)

[Need to include details of where past and future performance and volatility of the relevant rates can be obtained.]

[(When completing this paragraph, consideration should be given as to whether such matters described constitute “significant new factors” and consequently trigger the need for a supplement to the Base Prospectus under Article 16 of the Prospectus Directive.)]

OPERATIONAL INFORMATION

ISIN Code:	[—]

Common Code:	[—]

Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	[Not Applicable/give name(s) and number(s)]

Delivery:	Delivery [against/free of] payment

Names and addresses of initial Paying Agent(s):	[—]

Names and addresses of additional Paying Agent(s) (if any):	[—]

Intended to be held in a manner which would allow Eurosystem eligibility:	[Yes][No][Not Applicable]
[Note that the designation “yes” simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognized as eligible collateral for Eurosystem monetary policy and intra day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon the ECB being satisfied that Eurosystem eligibility criteria have been met.][include this text if “yes” selected in which case the Notes must be issued in NGN form]

SUMMARY OF PROVISIONS RELATING TO THE NOTES WHILE IN GLOBAL FORM

Clearing System Accountholders

Global Notes may be in bearer form. Consequently, in relation to any Tranche of Bearer Notes represented by a Bearer Global Note, references in the Terms and Conditions of the Notes to “Noteholder” are references to the bearer of the relevant Bearer Global Note which, for so long as the Global Note is held by a depositary or a common depositary, in the case of a CGN, or a common safekeeper, in the case of an NGN for Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system, will be that depositary or common depositary or, as the case may be, common safekeeper.

Each of the persons shown in the records of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system as being entitled to an interest in a Bearer Global Note (each an “Accountholder”) must look solely to Euroclear and/or Clearstream, Luxembourg and/or such other relevant clearing system (as the case may be) for such Accountholder’s share of each payment made by the Issuer or the Guarantor to the bearer of such Bearer Global Note and in relation to all other rights arising under the Bearer Global Note. The extent to which, and the manner in which, Accountholders may exercise any rights arising under the Global Note will be determined by the respective rules and procedures of Euroclear and Clearstream, Luxembourg and any other relevant clearing system from time to time. For so long as the relevant Notes are represented by the Bearer Global Note, Accountholders shall have no claim directly against the Issuer or the Guarantor in respect of payments due under the Bearer Notes and such obligations of the Issuer and the Guarantor will be discharged by payment to the bearer of the Bearer Global Note.

Conditions applicable to Global Notes

Each Global Note will contain provisions which modify the Terms and Conditions of the Notes as they apply to the Global Note. The following is a summary of certain of those provisions:

Payments in relation to the Bearer Notes: All payments in respect of the Bearer Global Note will be made against presentation and (in the case of payment of principal in full with all interest accrued thereon) surrender of the Bearer Global Note to or to the order of any Paying Agent and will be effective to satisfy and discharge the corresponding liabilities of the Issuer in respect of the Notes. On each occasion on which a payment of principal or interest is made in respect of the Bearer Global Note, the Issuer shall procure that in respect of a CGN the payment is noted in a schedule thereto and in respect of an NGN the payment is entered pro rata in the records of Euroclear and Clearstream, Luxembourg.

Payments in relation to Registered Notes: All payments in respect of a Registered Global Note will be made against presentation and endorsement or (in the case of payment of principal in full with all interest accrued thereon) presentation and surrender of the Registered Global Note to or to the order of any Paying Agent and will be effective to satisfy and discharge the corresponding liabilities of the Issuer in respect of the Notes. On each occasion on which a payment of principal or interest is made in respect of the Registered Global Note, the Issuer shall procure that in respect of a CGN the payment is noted in a schedule thereto and in respect of an NGN the payment is entered pro rata in the records of Euroclear and Clearstream, Luxembourg.

Payment Business Day: In the case of a Global Note, shall be: if the currency of payment is euro, any day which is a TARGET Settlement Day and any day on which commercial banks and foreign exchange markets settle payments in any Additional Financial Centre (if any); or, if the currency of payment is not euro, any day on which commercial banks and foreign exchange markets settle payments in the principal financial centre for such currency.

Exercise of put option: In order to exercise the option contained in Condition 11(e) (Redemption at the option of Noteholders) the holder of the Permanent Global Note must, within the period specified in the Conditions for the deposit of the relevant Note and put notice, give written notice of such exercise to the Principal Paying Agent or Transfer Agent (as applicable) specifying the principal amount of Notes in respect of which such option is being exercised. Any such notice will be irrevocable and may not be withdrawn.

Partial exercise of call option: In connection with an exercise of the option contained in Condition 11(c) (Redemption at the option of the Issuer) in relation to some only of the Notes, the Permanent Global Note may be redeemed in part in the principal amount specified by the Issuer in accordance with the Conditions and the Notes to be redeemed will not be selected as provided in the Conditions but in accordance with the rules and procedures of Euroclear and Clearstream, Luxembourg (to be reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor or a reduction in principal amount, at their discretion).

Notices: Notwithstanding Condition 20 (Notices), while all the Notes are represented by a Permanent Global Note (or by a Permanent Global Note and/or a Temporary Global Note) and the Permanent Global Note is (or the Permanent Global Note and/or the Temporary Global Note are) deposited with a depositary or a common depositary for Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system or a common safekeeper, notices to Noteholders may be given by delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system and, in any case, such notices shall be deemed to have been given to the Noteholders in accordance with Condition 20 (Notices) on the date of delivery to Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system, except that, for so long as such Notes are admitted to trading on the Luxembourg Stock Exchange and it is a requirement of applicable law or regulations, such notices shall be published in a leading newspaper having general circulation in Luxembourg (which is expected to be Luxemburger Wort) or published on the website of the Luxembourg Stock Exchange (www.bourse.lu).

DESCRIPTION OF THE ISSUER AND THE ORIGINAL GUARANTOR

Background Information

In March 2008, in accordance with undertakings finalised following the 2006 amendments to the Telecommunications Act 2001, Telecom implemented the operational separation of its business into three separate business units, comprising of a fixed network unit renamed “Chorus”, a wholesale unit and retail business.

In March 2009, the New Zealand Government released its Ultra Fast Broadband (“UFB”) Initiative. The essence of the UFB Initiative is to create partnerships between the New Zealand Government and private investors to deploy fibre network infrastructure. On 24 May 2011, the New Zealand Government announced that it had reached agreement with Telecom for the Issuer to take a cornerstone role in the UFB Initiative. Under the terms of the agreement, the Issuer is required to become a new listed company completely independent of Telecom (the “Demerger”).

The Demerger will result in the Issuer, as at the date of this Base Prospectus a 100% owned subsidiary of Telecom, becoming an entirely unrelated entity and will be implemented by way of a scheme of arrangement approved by the High Court of New Zealand (“High Court”). The key mechanics of implementation of the Demerger on the Demerger Date are as follows:

•	Telecom will capitalise the Issuer by subscribing for Issuer shares, and the Issuer will in turn capitalise the Original Guarantor by subscribing for shares in the Original Guarantor;

•

The assets and liabilities of Legacy Chorus business will be transferred to the Original Guarantor in accordance with the Separation Deed entered into between the Issuer and Telecom and the Final Court Orders; and

•	The transitional and long term arm’s length commercial arrangements between the Chorus Group and New Telecom will be entered into and/or become legally effective.

Telecom will make the Demerger Distribution, which will be applied in exchange for the transfer of shares in the Issuer by Telecom to Eligible Shareholders and to the Sale Agent in respect of Ineligible Shareholders, on the basis of one share in the Issuer for every five New Telecom Shares held at the Record Date.

The implementation of the Demerger requires, among other things, that Telecom obtain approval of 75% or more of Telecom shareholders entitled to vote and voting on the arrangement. Assuming the Demerger proceeds, it will be implemented through the transfer of 100% of the Shares in the Issuer which, at the time immediately preceding the Demerger will be a 100% owned subsidiary of Telecom, to eligible Telecom shareholders on the Demerger Date.

The initial shareholders of the Issuer will be the eligible shareholders of Telecom. As at the date of this Base Prospectus, Telecom is a widely held company and its shares are held by retail and institutional investors.

Defined terms used in this Section have the meanings given to them in the Glossary.

Telecom’s present EMTN funding - Liability Management

Bonds issued under Telecom’s EMTN Programme

It is currently intended that all of Telecom’s EMTN bonds will be redeemed around the Demerger Date, with the exception of the GBP 275 million EMTN bonds that may be exchanged for EMTN bonds issued by the Issuer around the Demerger Date.

The following EMTN have been issued under the Telecom EMTN programme:

Bond	Coupon	Maturity
USD 250 million	6.75%	14 December 2011
CHF 200 million	4.375%	6 August 2012
CAD 275 million	4.75%	11 October 2013
GBP 125 million	5.625%	14 May 2018
GBP 150 million	5.75%	6 April 2020

On 31 August 2011, it is intended that Telecom and the Issuer will launch an exchange offer to holders of GBP 275 million of EMTN bonds issued by Telecom. These holders will be offered GBP EMTN bonds issued under the Programme and maturing in 2020 in exchange for their existing Telecom 2018 and 2020 GBP EMTN bonds. The mechanism for the proposed transaction may also allow a portion of these Telecom GBP EMTN bonds to remain behind in Telecom.

To the extent Telecom GBP EMTN bonds are exchanged for EMTN bonds issued under the Programme, the cash payment from the Issuer to Telecom for the Legacy Chorus assets may be correspondingly reduced. The adjustment of the cash payment would be on the basis of the estimated market value of the Telecom EMTN bonds exchanged for EMTN bonds issued under the Programme and the associated cross currency and interest rate swaps at the time of such transfer.

On 31 August 2011, holders of the CHF 200 million EMTN bonds due for repayment in 2012 will be requested to allow an early redemption of their bonds around the Demerger Date.

With respect to the 2013 CAD 275 million EMTN bonds, it is intended that Telecom will invoke its redemption rights so as to repay these bonds before the Demerger Date.

Around the Demerger Date, Telecom intends to repay the USD 250 million EMTN bonds due in December 2011.

Telecom’s Demerger related bond liability management transactions (with the exception of the CAD and USD EMTN bonds) require the approval of the relevant series of EMTN bonds as well as the Telebond holders subject to achieving sufficient quorums and voting requirements at the relevant meetings. The timeline and cost of obtaining all bond holder consents ahead of Demerger (including waivers of any potential events of default which will be caused by the Demerger) remains subject to these processes. The cost of managing the bonds may change for a number of factors including a change in foreign exchange rates, market interest rates, and the payments to bondholders in association with these transactions. It is unlikely that the Demerger will proceed in the event that the approvals from each of the relevant series of Telecom EMTN bonds and the Telebond holders are not obtained.

Description of the Issuer

The Issuer was established and incorporated as a company under the Companies Act 1993 of New Zealand on 1 July 2011, with company number 3454251. The registered office of the Issuer is Level 2, Telecom Place, 167 Victoria Street West, Auckland 1142, New Zealand.

Business Activities of the Issuer

The Issuer is the holding company of the Chorus Group. The Chorus Group comprises the Issuer and all of its wholly-owned subsidiaries (the “Chorus Group”). As at the date of this Prospectus, the Original Guarantor is the sole subsidiary of the Issuer. The Original Guarantor does not hold ordinary shares in the Issuer.

It is intended that the Issuer will be listed with NZX after the Demerger.

Management of the Issuer

As at the date of this Base Prospectus, the Directors of the Issuer are as follows:

Director’s Name	Date of Appointment	Principal activities outside the Issuer
Wayne Robert Boyd Chairman - Independent	1 July 2011	Chairman, Freightways Limited, Meridian Energy Limited and Vulcan Steel Limited

Murray James Horn Non-Executive Director - Independent	1 July 2011	Chairman, National Health Board

Paul Joseph Reynolds Executive Director - CEO	1 July 2011	CEO Telecom

Kevin John Roberts Non-Executive Director - Not Independent	1 July 2011	CEO, Saatchi & Saatchi, member of Publicis Groupe

Susan Jane Sheldon Non-Executive Director - Independent	1 July 2011	Director, Contact Energy Limited, Freightways Limited, Paymark Limited and the Reserve Bank of New Zealand

Ronald Joseph Spithill Non-Executive Director - Independent	1 July 2011	Director, Glaucoma Council of Australia and Good Beginnings Australia

The business address for the Directors of the Issuer 167 Victoria Street West, Auckland 1142, New Zealand

Issuer Conflicts of Interest

The Directors of the Issuer have notified the Issuer’s Board of all their directorships and other interests. There are no conflicts of interest between any duties to the Issuer of the Directors and their private interests and/or other duties to third parties.

Major Shareholders

As at the date of this Base Prospectus, the sole shareholder of the Issuer is Telecom. With effect from the Demerger Date, Telecom will distribute all of the shares it holds in the Issuer to eligible shareholders in Telecom.

Description of the Original Guarantor

Chorus New Zealand Limited is the Original Guarantor and was established and incorporated as a company under the Companies Act 1993 of New Zealand on 1 July 2011, with company number 3454256. The registered office of the Original Guarantor is Level 2, Telecom Place, 167 Victoria Street West, Auckland 1142, New Zealand.

Business Activities of the Original Guarantor

The Original Guarantor is the operating company of the Chorus Group and as a result, the business activities of the Original Guarantor are the business activities of the Chorus Group. Please see page 82 of this Base Prospectus for a further description of the business activities of the Chorus Group.

The Original Guarantor will be New Zealand’s largest telecommunications utility business and the nationwide owner and operator of fixed line access network infrastructure, comprising local telephone exchanges and copper and fibre cables that connect approximately 1.8 million New Zealand homes and businesses.

Organisational Structure

The Original Guarantor is a wholly-owned subsidiary of the Issuer.

Management of the Original Guarantor

The Directors of the Original Guarantor are as follows:

Director’s Name	Date of Appointment	Principal activities outside the Issuer
Wayne Robert Boyd Chairman - Independent	1 July 2011	Chairman, Freightways Limited, Meridian Energy Limited and Vulcan Steel Limited

Murray James Horn Non-Executive Director - Independent	1 July 2011	Chairman, National Health Board

Paul Joseph Reynolds Executive Director - CEO	1 July 2011	CEO Telecom

Kevin John Roberts Non-Executive Director - Not Independent	1 July 2011	CEO, Saatchi & Saatchi, member of Publicis Groupe

Susan Jane Sheldon Non-Executive Director - Independent	1 July 2011	Director, Contact Energy Limited, Freightways Limited, Paymark Limited and the Reserve Bank of New Zealand

Ronald Joseph Spithill Non-Executive Director - Independent	1 July 2011	Director, Glaucoma Council of Australia and Good Beginnings Australia

The business address for the Directors of the Original Guarantor is 167 Victoria Street West, Auckland 1142, New Zealand

Original Guarantor Conflicts of Interest

The Directors of the Original Guarantor have notified the Original Guarantor’s Board of all their directorships and other interests. There are no conflicts of interest between any duties to the Original Guarantor of the Directors and their private interests and/or other duties to third parties.

Business Overview of the Chorus Group

The Chorus Group will be New Zealand’s largest telecommunications utility business and the nationwide owner and operator of fixed line access network infrastructure, comprising local telephone exchanges and approximately 1.8 million lines connecting New Zealand homes and businesses as at 30 June 2011. Legacy Chorus currently has a market share of approximately 93% of the New Zealand fixed line access market. A range of telecommunications providers will use the Chorus Group’s network to deliver phone and internet services to New Zealanders and rely on the Chorus Group’s copper and fibre network capability and expertise to build and maintain their communications services.

The deployment of fibre is central to the New Zealand Government’s UFB Initiative in respect of which the Chorus Group has a leading role. In May 2011, following the conclusion of a competitive process Legacy Chorus was selected as a cornerstone participant in the UFB Initiative to develop, in partnership with the New Zealand Government, the fibre network in 24 of the 33 UFB candidate areas, covering approximately 70% of the UFB coverage area. The Chorus Group will also be responsible for the deployment of the Rural Broadband Initiative, alongside Vodafone, to deliver world-class broadband to rural New Zealanders.

Upon Demerger, the Chorus Group will:

•	Be a national provider of Layer 1 and Layer 2 wholesale local access network copper and fibre services to retail service providers;

•	Provide a comprehensive range of backhaul and co-location services to retail service providers;

•	Sell open access, non-discriminatory and equivalence of inputs services (ie with exactly the same price and technical specification) to its customers;

•	Manage its copper and fibre network through provision of build, installation and maintenance services;

•	Be the New Zealand Government’s partner in the rollout of fibre infrastructure in 24 of the 33 UFB candidate areas, covering approximately 70% of the UFB coverage area; and

•	Connect end-users (consumers, SMEs and corporates) and install certain equipment in their Premises.

On a pro forma basis for FY11, the Chorus Group generated revenue and other gains of NZ$1,050 million, EBITDA of NZ$606 million and EBIT of NZ$286 million. After removing the effect of certain one-off costs and asset impairments, the Chorus Group earned adjusted EBITDA of NZ$676 million for FY11.

Business History

Business Strategy

The Chorus Group’s’ strategy is to drive sustainable growth by building on its position as New Zealand’s leading nationwide provider of telecommunications infrastructure, serving all customers on an open access basis through a copper and fibre network and delivering innovative services to New Zealand customers.

In the near term, the strategic priority for the Chorus Group will be to transition to a new business model which will both maintain focus on the efficient operation of the existing network infrastructure and enable the business to achieve the UFB Network deployment plan targets, creating momentum as the business shifts to a fibre-centric platform.

The short term strategic objectives of the Chorus Group are summarised below:

Manage separation from Telecom

•    Deliver an efficient standalone operating structure

•    Establish corporate facilities and governance structures suitable to a listed entity

•    Maintain operational efficiency in copper network business

Build the UFB Network and promote fibre uptake and comply with the UFB Agreements and Rural Broadband Initiative

•    Deliver FTTP to priority customers (Premises relating to businesses (excluding home offices), schools, hospitals and health service providers) between 2012 and 2015, to meet the UFB short term fibre rollout objectives and comply with Rural Broadband Initiative objectives

•    Raise awareness amongst end-users (ie consumers, SMEs and corporate) about the benefits of migrating to fibre

•    Engage with retail service providers to develop new fibre-centric products and services for end-users

Develop partnerships	• Engage in partnership discussions with LFCs to increase efficiencies across the UFB Initiative

The longer term strategic objectives for the business are summarised below:

Drive operating efficiencies	• Implement cost minimisation practices to drive efficiencies in existing copper and new fibre networks • Deliver further capex optimisation across the networks

Guide transition to a fibre centric world	• Enhance service to improve customer loyalty and satisfaction • Develop new fibre based products and services that will allow retail service providers to take advantage of higher bandwidth technology

Comply with the UFB Agreements and Rural Broadband Initiative

•    Deliver all aspects of the UFB Agreements and Rural Broadband Initiative contracts and meet key performance thresholds

•    Deliver FTTP within each UFB candidate area to ensure coverage reaches 75% of the New Zealand population by 2019

Chorus Group’s Customer Base

The Chorus Group customer base will mainly comprise retail service providers who will buy both Layer 1 and Layer 2 services on an equivalence of inputs basis as well as other telecommunications services such as PSTN resale services. Other customers of the Chorus Group will include other access network providers including local fibre companies (LFCs). It is estimated that at Demerger the Chorus Group will have approximately 70 customers and New Telecom will be the Chorus Group’s largest customer. On a pro forma FY11 basis New Telecom business accounted for approximately 84% of the Legacy Chorus’ revenues of NZ$882 million, with other retail service providers accounting for the remaining 16% of revenues of NZ$168 million. At 30 June 2011, 123 Legacy Chorus exchanges and more than 93,000 lines will have been unbundled by eight different retail service providers, who are expected to be the Chorus Group’s UCLL customers.

The Chorus Group will act as New Telecom’s agent in providing certain legacy services, such as PSTN resale, which are a range of New Telecom services also available on a wholesale basis. This agency arrangement provides a one stop shop for the industry, with retail service providers and other access seekers and network operators able to purchase the majority of their wholesale telecommunications services from the Chorus Group.

Under the new regulation in the Telecommunications Amendment Act, the Chorus Group will be prohibited from providing services to retail end-users such as consumers, SMEs and corporates. The New Zealand Commerce Commission will maintain a register of non end-users to whom the Chorus Group can supply services. The New Zealand Commerce Commission will assess the eligibility of new non end-users and only once a company is on the register will the Chorus Group be able to supply products and services to that company.

The Chorus Group’s network assets

The existing access network

At 30 June 2011, the Chorus Group’s local access network consisted of 602 telephone exchanges, 11,430 roadside cabinets and approximately 130,000 kilometres of copper cables. The existing copper network consists of approximately 1.8 million lines connecting the vast majority of New Zealand businesses and residential customers to telephone exchanges and roadside cabinets that provide telephony, broadband and data services. In addition, there is over 27,600 kilometres of fibre in the Chorus Group’s nationwide access network. Fibre is typically used to connect telephone exchanges together and increasingly to connect roadside cabinets to exchanges to improve broadband performance. During 2011, the Chorus Group’s intra year deployment of fibre surpassed copper cable deployment for the first time.

The existing network and the customers that use it are supported by Legacy Chorus’ field force of over 2,000 outsourced field service technicians who are responsible for the deployment of the current network and who perform close to one million provisioning and maintenance jobs per year.

Broadly, the Chorus Group will offer customers point to point Layer 1 (physical) copper and fibre services to the local exchange as well as copper and fibre based Layer 2 (Bitstream) services to the relevant point of interconnect. In the residential market only Layer 2 fibre services will be available prior to 2020, with the New Zealand Commerce Commission not allowed to request fibre Layer 1 unbundling before this date. In the corporate market, Layer 1 fibre services will be available from the end of 2011. For further information with respect to the regulatory framework and the Chorus Group’s regulatory product offering requirements pages 98 to 115.

At Demerger, Chorus will have substantially completed its three year FTTN programme as part of the Operational Separation Undertakings, to enable the delivery of broadband connections of at least 10Mbps to approximately 84% of New Zealand lines. This has been one of New Zealand’s largest telecommunications projects in recent times, involving the deployment of approximately 2,500 kilometres of fibre optic cable and the installation of around 3,600 fibre-fed roadside cabinets to reduce the distance between a service provider’s broadband equipment and the end-users’ Premises and means that more than 1.2 million homes and businesses are now within reach of high-speed broadband. The Rural Broadband Initiative will further extend the reach of high-speed broadband to rural areas via the deployment of additional fibre and cabinets.

A key benefit of this “cabinetised” network is that newer broadband technologies, such as VDSL, can be easily deployed into the existing cabinets further increasing the broadband speeds available to customers.

The table below shows broadband coverage and speeds expected at the completion of the rollout of the FTTN network and Rural Broadband Initiative as a percentage of New Zealand lines.

	By December 2011 (FTTN Completed)	By December 2016 (RBI Completed)
>20Mbps*	59%	62%
>10Mbps	84%	88%
>5Mbps	89%	93%
>1Mbps	93%	95%
>256Kbps	94%	96%

*Assumes	VDSL launched prior to December 2011

Fibre based services are generally available from approximately 602 fibre-fed exchanges throughout New Zealand. The Chorus Group to date has deployed FTTP to around 5,800 sections in new housing developments and new business premises around New Zealand, with another 2,400 fibre fed sections committed by developers as at 30 June 2011.

Despite the magnitude of the earthquakes that struck the Canterbury region in New Zealand in the last year, the damage to Legacy Chorus’ fixed line local network has been limited. The February 2011 earthquake damaged approximately 200 network cables, in addition to the 125 damaged by the September 2010 earthquake. Several exchange buildings suffered structural damage. The resilience of the wider network was critical to recovery efforts and Chorus staff worked to maintain and restore services as quickly as possible in both instances.

UFB Fibre Network

In May 2011, following the conclusion of a competitive process, Legacy Chorus was selected as a cornerstone participant in the UFB Initiative to develop, in partnership with the New Zealand Government, the fibre network in 24 of the 33 UFB candidate areas within the New Zealand Government’s UFB Initiative. This programme of work will see the Chorus Group deploy fibre to homes, businesses, schools, hospitals and health service providers within the allocated UFB candidate areas, which cover approximately 70% of the UFB Initiative footprint. The New Zealand Government’s investment of up to approximately NZ$929 million in the Chorus Group in connection with the FTTP UFB Network build will be made through CFH, at the election of the Issuer, on a progressive basis as the UFB rollout is completed.

It is Management’s intention to leverage and build upon the existing investment in FTTN to deliver the UFB Network by utilising, to the extent possible, the existing assets and capabilities within the business based on the deployment of over 27,600 kilometres of fibre to date.

However, the deployment of the UFB Network is a significant undertaking. Management estimates that to build the UFB Network within the 24 UFB candidate areas awarded to Legacy Chorus will require the deployment of approximately a further 17,000 kilometres of new fibre lines and it will also require additional deployment of fibre from the UFB Network to connect a Premise.

The UFB Network deployment will require additional third party support in respect of the significant civil works required to deliver against the deployment plans. Management expects that this will require approximately 600 additional technicians, employed by the Chorus Group’s third party suppliers, to achieve the deployment plans.

Legacy Chorus commenced the design and build of the new fibre network in August 2011 and will continue to self-fund the design and build during the interim period prior to Demerger. The Issuer is expected to call for investment from CFH post-Demerger to reflect the build completed during the interim period.

The fibre build is expected to continue through to 2019.

The UFB fibre build will comprise two components:

1.	communal infrastructure which will deliver fibre past Premises; and

2.	the connection of individual Premises to the communal infrastructure as dictated by demand, including installing equipment in the end-users’ Premises to enable service delivery.

Communal Infrastructure

The communal infrastructure deployed by the Chorus Group must pass all Premises in the UFB candidate area awarded to Chorus, to be built according to annual build milestones and to be complete by no later than 31 December 2019. In total it is estimated that the communal infrastructure will pass an estimated 830,900 Premises, which includes an estimated 58,377 priority Premises (Premises relating to businesses (excluding home offices), schools, hospitals and health service providers), 728,912 non-priority Premises and an estimated 43,574 growth Premises (Premises that are not yet built). Priority Premises must be passed by the end of 2015. The table below shows the latest Management deployment plan estimates, rounded to the nearest 100 Premises:

Completion date	Incremental total Premises passed	Cumulative total Premises passed (approximately)
June 2013	149,000	149,000
June 2014	106,000	255,000
June 2015	106,000	361,000
June 2016	106,000	467,000
June 2017	106,000	573,000
June 2018	106,000	679,000
June 2019	106,000	785,000
June 2020	45,900	830,900

Deployment of the communal infrastructure will be achieved utilising several deployment methods. Wherever economically viable existing trenching will be used, otherwise new trenching or aerial deployment methods will be used. Current Management estimates assume that approximately 40% of the deployment will utilise existing trenching, approximately 35% will utilise new trenching and approximately 25% of the deployment will be achieved utilising aerial deployment. However, until the deployment of the UFB Network is fully underway the exact deployment method mix will not be known and could change significantly and will vary on a year to year basis throughout the deployment.

Management estimates that the total cost to deploy the communal elements of the fibre access network to support connections to the estimated 830,900 Premises across the 24 UFB candidate areas in which the Chorus Group will partner with the New Zealand Government will be in the range of NZ$1.4 billion to NZ$1.6 billion over the period of the UFB Network rollout. However, the annual cost will materially vary from year to year due to deployment variables such as the deployment methodology (eg new trenching compared to using existing trenching or aerial deployment as outlined above) and the general topographic constraints. The New Zealand Government investment of approximately NZ$929 million in the Chorus Group will be made over the UFB Network deployment period (provided certain build milestones are met and at the election of the Issuer) and as such it is estimated that the Chorus Group would have to fund in the range of NZ$470 million to NZ$670 million for the communal fibre access network over the same period.

Connection of fibre to Premises

The Chorus Group will meet the cost of connecting standard residential customer Premises and installing equipment in customers’ homes to enable service delivery to retail service providers. Ultimately, the connection of Premises will be driven by end-user demand for fibre based products and services. The residential connection will include fibre from the communal network to the optical network terminal located inside the end-users’ Premises. The optical network terminal will provide ethernet ports and phone jacks allowing end-users to plug in most existing phones, personal computers and wireless routers to receive service. For all other connection types, including to businesses and non-standard residential installations, the Chorus Group will charge an installation fee.

Wherever economically viable the existing copper connection ‘lead in’ duct or pole infrastructure will be utilised to connect Premises and end-users to the UFB Network. Management estimates that it will be able to utilise approximately one third of the existing ducts and one third of the existing aerial pole infrastructure to Premises to connect to the UFB Network. Where existing ‘lead ins’ cannot be utilised, the most cost effective method of connection is expected to be utilised.

Management estimates that the average cost to connect a Premise to the communal fibre access network will be in the range of NZ$900 to NZ$1,100 per Premise in real terms. However, within this range, the cost to connect individual Premises will vary significantly on a Premise by Premise basis. The cost per Premise is affected by variables such as the number of Premises that are already connected within the vicinity of the Premise, deployment methodology, distance of the Premise from the fibre access network and general topographic constraints. In addition, Management expects that the average cost of connection per Premise in the early years of deployment will be higher as some elements of the equipment used to connect a single Premise can be shared across multiple Premises which could connect at a later date.

Rural Broadband Initiative

In April 2011, Telecom, alongside Vodafone, was selected by the New Zealand Government to deliver the Rural Broadband Initiative to bring broadband to rural New Zealanders. It is expected that the Rural Broadband Initiative will provide a minimum 5Mbps broadband service to over 80% of rural households over the next six years, 100Mbps fibre delivered service to 85% of rural schools and a further 5% of rural schools will get a high bandwidth service delivered over digital microwave radio. Approximately 25% of New Zealand’s population is considered rural for these purposes.

Upon Demerger, the Chorus Group will continue to fulfil Telecom’s obligations under the Rural Broadband Initiative. All Rural Broadband Initiative funded fibre and wireless components will be available on an equivalent basis to access seekers and wholesale customers, so any party can offer services over the new infrastructure.

The programme will involve deployment by the Chorus Group of 3,100 kilometres of open access fibre to extend the Chorus Group’s existing fibre infrastructure to connect approximately 700 schools (and a further 48 schools with digital microwave radio), 154 wireless broadband towers and about 1,000 roadside cabinets. Deployment is expected to extend broadband capability to approximately 40,000 new lines by its completion and enable 57% of rural users to access broadband speeds of at least 5Mbps. About one-third of rural users will be within reach of fixed line broadband access speeds of at least 20Mbps. The rural rollout programme began in July 2011, with the Chorus Group planning to connect about 500 schools and install or upgrade around 200 cabinets in the first year of deployment.

The Chorus Group’s Products and Services

The Chorus Group’s products and services broadly comprise both regulated and commercial Layer 1 (physical) products that the Chorus Group currently provides, regulated and some commercial Layer 2 (Bitstream) products that Telecom’s wholesale business unit (Wholesale) currently provides and a number of new fibre based Layer 1 and Layer 2 services that will be developed specifically for the purpose of supporting the new UFB Network. The vast majority of the Chorus Group’s products and services will be supplied to all retail service providers on an open access and non discriminatory basis.

The Chorus Group’s products and services can be grouped into 5 product portfolios:

1.	Copper Access Products - customer Premise to exchange or cabinet;

2.	Fibre Access Products - customer Premise to exchange or cabinet;

3.	Backhaul Products - exchange or cabinet to customer handover point;

4.	Co-location Products - rental of space in an exchange or cabinet; and

5.	Field Services Products - activity based services supporting the provisioning, maintenance and build of the above products.

1.	Copper Access Products

The Chorus Group will offer a range of Layer 1 and Layer 2 copper based access products. Many of the products and services in this portfolio are regulated and are governed by a standard terms determination that sets both the price and non-price terms. Some of the key services provided in this portfolio are:

UCLL and Sub Loop UCLL

This service allows retail service providers to connect the Chorus Group’s copper access lines to their own broadband and voice equipment and also enables retail service providers to deliver their own phone and broadband services.

SLES

This service allows retail service providers to connect a sub loop UCLL line from a cabinet to the telephone exchange to enable them to continue to offer phone and broadband service from the exchange in areas that have been cabinetised.

UBA and enhanced UBA

These are Layer 2 Bitstream services delivered via the Chorus Group-owned broadband equipment located in exchanges and cabinets. Unbundled bistream access (UBA) is a “best efforts” service whereas enhanced UBA provides different classes of service enabling both time delay sensitive applications such as voice and best efforts applications such as internet access to be supported concurrently.

The provision of copper access products will be subject to certain commitments in relation to proactively promoting fibre uptake, including investing in and promoting fibre products, and restrictions on investment in copper pursuant to the UFB Agreements.

In addition to the existing services described above, Telecom Wholesale, part of which will be included in the Chorus Group, is currently deploying a commercial VDSL2 service with a number of retail service providers. This service will offer significantly greater broadband speeds over short copper lengths and is expected to be widely available later in 2011.

2.	Fibre Access Products

The Chorus Group will offer a broad range of both Layer 1 and Layer 2 fibre access products that will be delivered over both the existing Legacy Chorus fibre network and the new UFB and Rural Broadband Initiative networks. For a number of years, Telecom Wholesale and Legacy Chorus have been jointly providing fibre based access services such as High Speed Network Services for business customers with large data requirements and Next Generation Access for residential customers delivering phone and broadband services.

The introduction of the UFB Network will see the development and deployment of a new generation of fibre-based access services that will support retail service providers in targeting the residential, business and corporate customer base. A number of these services, along with the pricing agreed as part of the UFB Agreements are described below:

Network access layer	Product and market	Upstream and downstream speeds	Committed Information Rate (CIR)	Wholesale monthly price at commencement (excl GST)

Layer 2	Bitstream 2 Entry level consumer	30 Megabits per second (Mbps) Downstream / 10Mbps Upstream	2.5Mbps Symmetrical	NZ$37.50

	Bitstream 3 Household 100Mbps	100Mbps Downstream / 50Mbps Upstream	7.5Mbps down stream,, 2.5Mbps upstream	NZ$55.00

	Bitstream 4 Business	100Mbps Downstream / 100Mbps Upstream	Purchase CIR/EIR[1] in increments to suit customer need	NZ$380, plus CIR and EIR

	Bitstream 4 Premium Business	1Gbps Downstream / 1Gpbs Upstream	Purchase CIR/EIR in increments to suit customer need	NZ$455, plus CIR and EIR

Layer 1	Direct Fibre Access Point to Point Dark Fibre	N/A	N/A	NZ$355

Within the UFB Agreements, pricing of the fibre products has been agreed until 30 December 2019. These price tracks have been designed to enable the convergence of product offerings over time to encourage fibre uptake.

[1]	Excess Information Rate

In addition to the core services described above a range of additional service building blocks will be provided allowing retail service providers to tailor and differentiate their offerings in the market. These building blocks are expected to be developed by the Chorus Group over time in conjunction with the retail service providers. The future products and services are expected to include higher download and upload rates and additional products, such as IPTV.

Another key fibre access product will be Baseband which will enable the delivery of a basic voice service over the fibre network. Baseband will be bundled as part of the mass market Bitstream services (Bitstream 2 and 3) but can also be provided on a standalone basis should the customer not wish to purchase a broadband solution. It is expected that this product will only be provided in the event that an end-user downgrades their access line from a broadband connection to a voice only solution.

3.	Backhaul Products

To support retail service providers with the aggregation and transportation of their customer access traffic from the exchange or cabinet back to their handover point in the network, the Chorus Group will offer a range of both Layer 1 and Layer 2 regional backhaul products across its national fibre network assets.

A number of the products in this portfolio are regulated and are therefore governed by a standard terms determination that determines both the price and non price terms. These are typically the backhaul products required to support the regulated access products described above including UCLL backhaul, sub loop backhaul and unbundled bitstream access (UBA) backhaul. The Chorus Group will continue to offer the existing Wholesale tail extension products. These services enable retail service providers to build a nationwide presence incrementally as their access tails increase, without having to invest in dedicated backhaul.

In addition to the regulated products a range of high speed backhaul offerings will be provided to support the new UFB products such as intra-candidate area backhaul that will be available in both Layer 1 (physical assets such as dark fibre) and Layer 2 (Bitstream services such as ethernet) variants.

4.	Co-location Products

Leveraging its nationwide property portfolio, the Chorus Group will provide a comprehensive range of co-location products that will support retail service providers to deliver telecommunications services to their customers.

Co-location products allow retail service providers to rent space in or on Chorus Group owned premises (mainly exchanges and cabinets) enabling retail service providers to house telecommunications and, in some cases, ICT equipment. Locating this equipment in the Chorus Group’s premises allows retail service providers to efficiently and cost effectively connect to the Chorus Group’s network, or a third party network, by providing retail service providers with not only the physical space their equipment requires but a range of power, security, backup and seismic support options. The Co-location Product portfolio also incorporates the various tie cables and handover connections required to physically connect equipment both internally and externally as the retail service providers require.

A number of the products in this portfolio are regulated and therefore governed by a standard terms determination which sets the price and non price terms. The products that fall into this category are required to support the regulated access and backhaul products described above. In addition to the regulated products, the Chorus Group will continue to provide and develop a range of commercial co-location services.

5.	Field Services Products

The range of services offered in the field services portfolio leverages the significant capability the Chorus Group has with over 2,000 outsourced field service technicians who undertake a range of network provisioning, maintenance and build activities for business and residential customers on behalf of retail service providers.

The UFB Network deployment gives the Chorus Group the opportunity to provide a range of new services designed to support end-user Premises to take full advantage of the benefits of the new fibre network. This new service offering will be known as the Next Generation Home Services (NGHS). The NGHS offering will include the installation of equipment such as residential gateways and uninterruptible power supplies as well as consulting on and installing new wiring to enable end-users’ Premises to be fully equipped for fibre based products and services.

Funding

Following the Demerger, funding for the Chorus Group is expected to be sourced through a combination of its own cash balances, operating cash flows, the New Zealand Government’s investments via CFH and external borrowings (including the Issuer’s EMTN bonds the Bridge Facility and the Syndicated Facility). It is anticipated that upon Demerger, the Chorus Group’s opening net interest bearing debt (inclusive of associated derivatives) will be approximately NZ$1,700 million. Further information on the Chorus Group’s funding can be found under the heading “Liquidity and Capital Resources” on page 116.

New Zealand Government Investment

CFH is expected to invest a total of approximately NZ$1.35 billion of New Zealand Government funding under the UFB Initiative. Approximately NZ$929 million of that investment will be available to the Issuer in connection with the rollout of the fibre network by the Chorus Group to 24 of the 33 UFB candidate areas covered by the UFB Initiative.

The New Zealand Government’s investment in the Chorus Group will take the form of the subscription by CFH (at the election of the Issuer) for the CFH Securities, which will be issued by the Issuer periodically during the period from Demerger to the completion of the UFB Network rollout by 31 December 2019. The maximum value of CFH Securities that the Issuer may call for CFH to subscribe for (and therefore the maximum amount payable by CFH to the Issuer) at any time is determined on the basis of the cumulative number of Premises that have been passed by the Chorus Group’s fibre network under the UFB Initiative up to that time. This is in line with the New Zealand Government’s intention that the CFH investment be in connection with the UFB Network rollout only. Under the Chorus Group’s UFB deployment plan, communal infrastructure will pass an estimated 830,900 Premises by 31 December 2019. For further information on the CFH Securities see pages 122 to 125.

Issuer Board pre Demerger

The board of directors of the Issuer prior to the Demerger Date is described on page 80.

Issuer Board post Demerger

The following Telecom Director will remain on the Issuer’s Board post-Demerger:

Sue Sheldon CNZM; BCom; FCA

Chairman, Non-Executive Director

Sue Sheldon CNZM has been a member of the Telecom Board since 21 June 2010 and Chairs the Human Resource and Compensation Committee and is a member of the Audit and Risk Management Committee. Sue is a professional company director. She is a director of Contact Energy Limited, Freightways Limited, Paymark Limited, and the Reserve Bank of New Zealand and former director of Smiths City Group Limited, and Wool Grower Holdings Limited and Wool Industry Network Limited.

Prior to moving into a professional director role, Sue practised as a Chartered Accountant. She is a former president of the New Zealand Institute of Chartered Accountants and was made a Companion of the New Zealand Order of Merit for services to business.

Sue has previously held directorships in Meridian Energy Limited, Ngai Tahu Holdings Limited, Christchurch International Airport Limited and Asure New Zealand Limited, and is the former chair of the National Provident Fund. She has extensive experience as both chair and member of audit and risk committees. For some years Sue has been involved with the governance of Girl Guiding New Zealand, the leadership organisation for girls and young women.

The following have been conditionally appointed as Non-Executive Directors of the Issuer and will be formally appointed upon Demerger:

Anne Urlwin, BCom; CA; F InstD; FNZIM; ACIS

Non-Executive Director

Anne Urlwin has 20 years’ directorship experience in sectors ranging from energy, health, construction, regulatory services, internet infrastructure, research, banking, forestry and the primary sector as well as education, sports administration and the arts. She is Chairman of Lakes Environmental and Naylor Love Enterprises, and a director of New Zealand electricity generator and retailer Meridian Energy and New Zealand Cricket. She is the former chair of the New Zealand Blood Service and of New Zealand Domain Name Registry Limited. She is a member of the College of Chartered Accountants, New Zealand Institute of Chartered Accountants and is also a Fellow of the Institute of Directors in New Zealand and of the New Zealand Institute of Management.

Clayton Wakefield, BSci (Computer Science); GradDip Mgmt

Non-Executive Director

Clayton Wakefield is an executive director and owner of Techspace Consulting Limited, a leading New Zealand independent IT advisory company working with New Zealand’s major corporates. As part of its portfolio, Techspace has a centre of excellence in the provision of next generation Data Centre and infrastructure capability to meet the enhanced corporate requirements of the 21st century. Clayton is also an independent non-executive director of Endace Limited. From 2001 to 2007 he was Head of Technology and Operations at ASB Bank Limited, one of the largest providers of financial and insurance services in New Zealand. Clayton has over 30 years’ experience in the banking, financial services, telecommunications and technology industries. Clayton was previously a director and chairman of Electronic Transactions Services Limited, New Zealand’s leading electronic payments provider and also previously a director and chairman of Visa New Zealand Limited. Clayton holds a Bachelor of Science in Computer Science and Mathematics from Waikato University and a Post Graduate Diploma in Management from the University of Auckland.

Jon Hartley, BA Econ Accounting (Hons); Fellow ICA (England & Wales); Associate ICA (Australia); Fellow AICD

Non-Executive Director

Jon Hartley is an English and Australian Chartered Accountant and Fellow of the Australian Institute of Company Directors. He has lived and worked in several countries and held senior executive and non-executive roles across a diverse range of commercial and not for profit organisations including chairing SkyCity Limited, CEO of Brierley NZ and Solid Energy and CFO of Lend Lease in Australia. His current roles include Deputy Chair of ASB Bank, ASB Life and VisionFund International, director of Mighty River Power and VisionFund Cambodia, and trustee of World Vision NZ and the Wellington City Mission.

Keith Turner, BE (Hons); ME; PhD

Non-Executive Director

Dr Keith Turner was Chief Executive of New Zealand electricity generator and retailer Meridian Energy for 9 years from its establishment in 1999. He is now the Chairman of Fisher and Paykel Appliances, Deputy Chairman of Auckland International Airport and a director of Spark Infrastructure, an Australian listed company. He is also a director of several small start-up enterprises. Keith has had an extensive career in electricity, taking part in much of its reform including separation of Transpower from Electricity Corporation of New Zealand Limited (ECNZ) in 1992, the separation of Contact Energy from ECNZ in 1996 and the eventual break up of ECNZ into three companies in 1999.

Prue Flacks, LLB; LLM.

Non-Executive Director

Prue Flacks has been an independent, non-executive director of Bank of New Zealand since 19 October 2009. Prue is also a director of Mighty River Power Limited, a trustee of the Victoria University Foundation and a barrister and solicitor with extensive specialist experience in commercial law and, in particular, banking and finance and securities law. Her areas of expertise include corporate and regulatory matters, corporate finance, capital markets, securitisation and business restructuring. She is a consultant to Russell McVeagh and was previously a partner at Russell McVeagh for 20 years. She is also a member of the Institute of Directors, Global Women, Shareholder Association, INFINZ and the Banking & Financial Services Law Association.

The Board members of the Issuer have been selected to ensure there is substantive collective managerial, financial, accounting and industry experience.

Waivers from certain of the NZX Listing Rules and ASX Listing Rules relating to the rotation and appointment of the Issuer’s Board have been obtained from the NZX and the ASX, subject to certain conditions.

A statement as to the independence of the directors of the Issuer will be made following the Demerger.

Issuer organisational structure

Following the Demerger, the organisational structure of the Chorus Group will be as set out below:

Other relevant information

Dividend reinvestment plan

No dividend reinvestment plan (DRP) will be available to shareholders of the Issuer at the time of Demerger. Following the Demerger, the Issuer’s Board will determine, in its absolute discretion, whether or not to activate a DRP.

If the Issuer’s Board decides to activate a DRP, it will provide further details of the DRP to shareholders of the Issuer, and the elections that may be made in relation to participation in the DRP by the Issuer’s Shareholders.

Corporate Governance

The Issuer intends to have a dual listing of its shares on NZX and on the ASX. This means the Issuer will be required to comply with the NZX Listing Rules and the ASX Listing Rules.

As a result of the Issuer’s stock exchange listings in New Zealand and Australia, it will be subject to the governance requirements of each of these jurisdictions. This includes: the NZX Listing Rules and Corporate Governance Best Practice Code; the New Zealand Securities Commission’s (now the Financial Markets Authority) report titled ‘Corporate Governance in New Zealand Principles and Guidelines’; the ASX Listing Rules and the ASX Corporate Governance Council’s Principles and Recommendations.

Where there are conflicts between the requirements or best practice recommendations of New Zealand and Australia, the Issuer’s Board will adopt practices and policies consistent with the requirements across these jurisdictions. The Issuer’s Board will monitor developments in the governance area and review and update its governance practices to ensure the most appropriate standards of governance for the Chorus Group are maintained.

The Issuer’s Board’s responsibilities following the Demerger will be detailed in a formal charter that will be published on the Chorus Group’s website, www.chorus.co.nz.

The primary role of the Issuer’s Board will be the protection and enhancement of company performance and long term shareholder value. The Issuer’s Board will be responsible for the overall corporate governance of the company and will provide oversight of the management and affairs of the Issuer on behalf of shareholders.

To assist in the execution of its responsibilities, the Issuer’s Board intends to establish the following committees following the Demerger:

Human resources and compensation committee

This committee will be responsible for advising and assisting the Issuer’s Board to ensure the company implements appropriate human resource strategies and policies consistent with business requirements and adopts remuneration policies that demonstrate a clear link between performance and remuneration.

Audit and risk management committee

This committee will be responsible for reviewing, overseeing and reporting to the Issuer’s Board on financial reporting, internal control structures, internal and external audit functions and risk management systems.

Nominations and corporate governance committee

This committee will be responsible for advising and assisting the Issuer’s Board in relation to its composition and succession and board performance.

UFB Agreements

The UFB Agreements contain provisions relevant to the Issuer’s governance as described on pages 136 and 137.

Intellectual property

Following the Demerger some key intellectual property currently owned by Telecom but associated with the Legacy Chorus business will be owned by the Chorus Group. The Chorus Group will own a portfolio of key intellectual property including the trade marks “Chorus” and its logo in New Zealand, a portfolio of domain names including chorus.co.nz, and a portfolio of patent applications in New Zealand and Australia.

Corporate compliance

All Chorus Group employees will be responsible for ensuring that the Chorus Group carries out its business activities in a way that maximises business opportunities, has due regard to all applicable legal and regulatory requirements and minimises the Chorus Group’s exposure to unacceptable legal and regulatory risk. Managers will be responsible for making sure that Chorus Group employees are given appropriate information and training to assist them in complying with legal, regulatory and policy compliance obligations.

The Chorus Group will have a number of core internal policies and procedures in place upon Demerger, such as a Code of Ethics, Insider Trading Policy and Guidelines and Delegation of Authority Framework.

Outsourcing

The Chorus Group will have various supply agreements with vendors of equipment and services. All of these will be normal arm’s length trading arrangements with third parties. The contracts below are currently with Telecom, but will be assigned to the Chorus Group on Demerger.

Field Services

Telecom entered into new outsourcing arrangements for its field services operations with Visionstream Pty Limited, Downer EDI Engineering Limited (Downer) and Transfield Services (New Zealand) Limited in 2009 (Transfield) (together, Field Service Operators). Each of the Telecom outsource partners has a 10 year agreement, commencing 2009, to be the provider of field services to Telecom within a defined geographical area.

The Chorus Group has put in place outcome-focused ‘statements of work’ with each of the Field Service Operators for approximately the first 12 months of the UFB design and deployment (including civil works but excluding the supply of key materials, such as fibre, which the Chorus Group will source separately). The ‘statements of work’ provisions include a sharing of the performance risks with the Field Service Operators to the extent that they relate to matters substantially within their control - for example, the completion of construction on time. In addition, payment terms require that the Field Service Operators meet CFH quality requirements for the aspects of the deployment for which the Field Service Operators will be responsible.

In the longer term (ie for the remainder of the UFB build timeframe), the Chorus Group intends to move to a more contestable sourcing approach. This may not utilise the current field service agreement framework. The Chorus Group intends to run a competitive tender process once the long term deployment priorities are agreed with CFH and it has gained practical experience about optimal practice for the initial deployment areas. This could involve the existing Field Service Operators having the ability to bid for work outside the geographical area for which they have primary responsibility, or bringing in new operators to ensure the most competitive outcome.

Building and Engineering Services

Telecom has outsourced its building and engineering services to Downer. Downer have a five year agreement, commencing 2010, to provide all of Telecom’s building and engineering Services throughout New Zealand.

Property Maintenance Services

Telecom has outsourced its property maintenance services to Transfield. Transfield have a five year agreement, commencing 2010, to provide all of Telecom’s property and maintenance services throughout New Zealand.

Engineering and Consulting Services

Telecom has outsourced its engineering consultancy services to a panel of three firms, Beca Carter Hollings & Ferner, Aurecon New Zealand Limited and Opus International Consultants Limited. Telecom has entered into agreements for three years which enable it to purchase engineering and consultancy services from any of the panel firms.

The Chorus Group is not aware of any material breaches with its main suppliers.

Environmental management

The Chorus Group is committed to complying with the various environmental compliance requirements relating to the installation, operation, maintenance and upgrade of its infrastructure as well as identifying the environmental risks facing the business and ensuring effective environmental performance across its operations. The main compliance legislation and regulations that the Chorus Group will be responsible for adhering to are summarised below. These will be embedded into the Chorus Group’s day to day operations and monitored on an annual basis:

•	Storage and transportation of dangerous substances;

•	Noise levels from equipment (eg, roadside cabinets);

•	Visual impact of network structures;

•	Radio frequency emissions from mobile and radio communication sites; and

•	Emissions from backup generators.

The Chorus Group’s policy is to ensure that all environmental laws and permit conditions are complied with and that these regulatory and operational programmes will be incorporated into relevant business practices and processes.

This will be achieved in the Chorus Group predominantly through the implementation of Telecom’s Environmental and Sustainability Strategy, which the Chorus Group plans to adopt, which was approved by Telecom in February 2011 and centres around five key focus areas: environmental commitment, environmental management, sustainability, climate change and advocacy.

Following the Demerger, the Chorus Group’s will continue to implement the processes established in Telecom to ensure the delivery of the Environmental and Sustainability Strategy across its businesses. The Chorus Group will implement these through ‘business as usual’ activities which include managing supplier arrangements with sustainability in mind, implementing a new waste management strategy (described in further detail below), reducing travel time by encouraging the use of video conferencing as an alternative, co-ordinating travel between offices and the airport when required and recycling old equipment.

As mentioned above, the Chorus Group will deliver a new centralised waste management policy that was first implemented through Telecom in April 2011 and aims to proactively manage and coordinate the removal and recycling of all waste to ensure it is processed in an efficient, cost effective and environmentally friendly manner. The key objectives of the Chorus Group’s Waste Management Strategy are to:

•	Maximise value on waste;

•	Standardise waste stream processes;

•	Be transparent in waste recovery activities;

•	Use best practise sourcing;

•	Comply with NZ current and future waste legislation; and

•	Encourage New Zealanders to continue to recycle their mobile phones, modems and landline phones.

The Chorus Group will also be responsible for the measurement, reporting and management of its carbon emissions footprint (electricity being the major contributor, gas, diesel air travel, vehicle fuel and waste) using policies similar to those held in place in Telecom since it began measuring its carbon footprint in 2007.

New Zealand Telecommunications Industry

Introduction

Telecom is a participant in the New Zealand and Australian telecommunications and information technology industries. Broadly, the telecommunications industry can be defined as fixed and mobile calling, messaging and managed and unmanaged data services. These products are delivered across a variety of platforms. Owing to the changing nature of the underlying technologies involved, the telecommunications industry is developing significant overlaps with other previously distinct industries, such as IT services, entertainment, and information services (for example search, classifieds, online trading and display).

The diagram below illustrates the high level structure of Telecom’s New Zealand fixed access and mobile networks infrastructure, and how telecommunications networks typically transfer information from a local premise (eg an internet browser or email in a home) via exchanges and potentially international undersea cables to its intended destination. The telecommunications network shown below is quite often referred to as the PSTN and broadly includes the network infrastructure and equipment to deliver communications services across both within New Zealand and to the outside world, allowing fixed and mobile phones and data devices such as computers to communicate with other devices. Originally the PSTN was entirely analogue but is now almost entirely digital.

Telecom’s New Zealand telecommunications network overview

The original New Zealand telecommunications network was based entirely on copper cables that carried the voice and data traffic and, whilst progressively being replaced by fibre, use of copper is still predominant as it is still heavily utilised in the local access part of the network.

In more recent times, telecommunication networks have begun to transition towards the use of fibre optic cables (fibre) throughout the core network, regional backhaul and the access network. This technology allows data and information to be sent down a very thin strand of glass via light waves rather than electrical signals. Light transmission allows for higher data rates than conventional copper wire, coaxial cable and many forms of radio transmission and as a result more information can be transferred quicker from one point in the network to another when compared to the older network technologies.

The diagram below illustrates in more detail the range of connection options from a home, business or other location to the first traffic aggregation point in the network (often an exchange or cabinet). Underlying access technologies that enable access to the network include copper, fibre and other cable networks as well as and mobile and fixed wireless services.

Telecom’s Network Architecture

Fibre
Copper
RSP's (unbundled)
New Telecom Assets
New Chorus Assets
2
Auckland Gateway
30
Major Exchange
602
Local Exchange
11430
Roadside Cabinet
< 20km
< 5km
< 1km
Copper
Existing Copper Network
1.
FTTN
Fibre to the Node
2.
FTTP
Fibre to the Premise (UFB initiative)
Southern Cross Cable
To international markets
Cell Tower
Wireless
Mobile and wireless networks
International
Core Network
Regional Backhaul
Access Network

Roadside Cabinets

1.
Fibre
Chorus
RSP's
Copper
Layer 1
Layer 2
Layer 1
2.
Fibre
Chorus
Until 2019
Fibre
Layer 1
Layer 2
Layer 1

FTTN
Fibre to the Node

FTTP
Fibre to the Premise (UFB initiative)

Within New Zealand a significant amount of fibre cable already exists. Through Telecom’s existing fibre deployment projects over 27,600 kilometres of fibre cable has already been deployed throughout New Zealand, with substantially all local exchanges connected to the regional backhaul and core network via fibre.

Across the fixed local access network there are three main methods of connection of a premise to the local exchange (1) Directly connected to the exchange through copper (2) Connecting to a cabinet by copper and then from the cabinet to the exchange on fibre or, in the future, (3) Directly connected via fibre. Within New Zealand, the objective of the New Zealand Government’s UFB Initiative is to deploy a fibre to the premise (FTTP) local access network infrastructure to 75 % of New Zealanders.

The copper access network (often referred to as the local loop) is currently the most common form of local fixed access network connection in New Zealand and utilises copper for the connection between a premise and a roadside cabinet or local exchange.

A key objective of Legacy Chorus’ FTTN programme was to boost broadband speeds by shortening the copper access or local loop distance between a customer’s premise and the point in the network where fibre was available to carry the traffic further. This resulted in a large number of customers being connected to new fibre fed cabinets rather than directly to an exchange. Legacy Chorus has substantially completed its FTTN programme which, when completed, will result in an additional 3,600 cabinets and approximately 2,500 kilometres of additional fibre optic cables between the local exchanges and these new cabinets. As a result of the FTTN programme and the shorter copper local loop lengths, end users are able to access higher speed broadband services and also can take advantage of newer DSL technologies like VDSL2.

As mentioned above, the New Zealand Government’s UFB Initiative will see the construction of a fibre to the premise (FTTP) network. This network will utilise fibre cables from the exchange to roadside cabinets as well as over the final connection between the roadside cabinets and the end user premise. Typically the FTTP local access network architecture allows for the highest data speeds and capacity which enable high bandwidth end user services such as Internet Protocol Television (IPTV) (whereby television is delivered via the internet or another access network) and high definition video conferencing, which are less effectively delivered over existing copper access networks.

Key telecommunications definitions

UCLL, co-location and backhaul

Unbundled copper local loop (UCLL) services are a group of services that enable retail service providers to directly access a copper access line to deliver phone and internet services via their own equipment.

UCLL access is a service that enables retail service providers access to, and interconnection with, the copper local loop network, including any relevant end user line in the exchange. The UCLL access service can be used by retail service providers as a building block to provide services to end users for both voice and broadband services. With the UCLL access service the retail service provider is able to use its own equipment without the need to replicate the copper local loop from the local exchange to the end users premise. The retail service provider can also combine the UCLL access service with the services described below to deliver services to end users.

UCLL co-location services allow retail service providers to rent space in or on premises owned by the local access network owner (mainly in exchanges and cabinets), enabling retail service providers to house their telecommunications and, in some cases, IT equipment. Locating this equipment in these premises allows retail service providers to efficiently and cost effectively connect to the local access network using the UCLL access service described above.

Sub-loop unbundling (sub-loop UCLL) services allow retail service providers to connect directly to the roadside cabinet (as opposed to the exchange in UCLL co-location) owned by the local access network owner to connect and utilise the final local access connection to an end-user premise.

UCLL backhaul services allow retail service providers access and interconnection with the UCLL services mentioned above across the wider local access network, between multiple exchanges and roadside cabinets. Backhaul services do this by giving retail service providers access to transmission capacity in the access network by enabling the aggregation of their traffic between the local exchange or roadside cabinet to the handover point with the retail service providers own network.

UBA

Bitstream access refers to a high speed access link between the exchange and an end user premises that has been installed by the access network owner. This high speed access link enables high speed broadband services to be delivered to the end user through the local access network. Unbundled bitstream access (UBA) services allow retail service providers direct access to the high speed access links and enable them to install their own equipment in the local access network to deliver high speed broadband services, rather than having to utilise the equipment of the access network owner. This is similar in principle to UCLL as the retail service provider does not need to replicate the local loop from the exchange to the end user premise. Enhanced UBA is a higher specification set of equipment and products allowing higher delivery speeds and data transfer rates when compared to UBA.

The Open Systems Interconnection model

The Open Systems Interconnection model (OSI model) can be used as a further way of describing a telecommunications system and is based on layers which subdivide the system from the physical assets in the ground right through to the application on a computer being used by an end user. The model is composed of seven individual layers and each layer builds on the next to enable the transfer of data and information between two or more points in a network.

Within the New Zealand telecommunications industry the concept of OSI model layers are used as a basis on which services and products are regulated by the New Zealand Commerce Commission. Under the regulatory framework the Chorus Group will provide Layer 1 and Layer 2 copper products, which include UCLL services, UBA services and the new Layer 1 and Layer 2 fibre products resulting from of the UFB Initiative.

Layer 1

Layer 1 within the OSI model is classified as the physical layer and within a telecommunications fixed access network this can be considered to comprise copper and fibre cables and co location space inside exchanges or cabinets. At the physical layer, data is transmitted using electric voltages through copper and pulses of infrared or ordinary light through optic fibre. In the situation where a retail service provider purchases access to physical assets, for example UCLL co-location or direct fibre access, this is referred to as a Layer 1 product within the OSI model.

Layer 2

Layer 2 within the OSI model is classified as the data link layer and provides the functional and procedural means to transfer data between network entities. Within the telecommunications fixed access network this can be considered to comprise of the bitstream equipment and services which transmits basic data from one point in the network to another over the Layer 1 physical assets. In the situation where a retail service provider purchases data transfer products, for example copper UBA services and fibre Bitstream products, this is referred to as a Layer 2 product.

Current New Zealand telecommunications market overview

Aside from Telecom, the principal players in the New Zealand telecommunications market are affiliates of large multinational corporations with substantial resources including TelstraClear and Vodafone and, increasingly, large IT service companies such as HP and IBM. It is expected that competition will continue to intensify, with the prospect of existing participants extending their activities. Smaller competitors in the telecommunications sector are also actively marketing alternative access technologies to consumer and business customers with discounted price based offers.

Competition in the mobile market continues to increase with a third entrant, New Zealand-based 2degrees, and additional mobile virtual network operators (MVNOs) offering services over existing mobile networks. In parallel, there continues to be aggressive retail price competition, with market participants offering bundles of fixed, mobile and data services in an effort to increase market share.

While the New Zealand Government’s policy of telecommunications regulation has enabled several retail service providers to successfully enter the market, Telecom, as the incumbent, still remains the market leader (by connections) in most market segments, with the exception of the mobile market where Telecom is number two.

Source: IDC NZ Telco Tracker, Q1 2011

The global telecommunications industry continues to evolve with the release of new technologies, convergence with other industries and government regulation, creating both risks and opportunities within the sector. While the fundamental trends affecting the telecommunications industry in New Zealand are similar to those faced by incumbent telecommunications companies globally, the simultaneous major changes in technology and the regulatory regime have heightened risks and opportunities within the sector.

New Zealand has experienced a slow decline in fixed dial-up and fixed voice services. Historically, this decline has been compounded due to the complex regulatory framework within which market participants have to operate and the level of regulatory intervention. In the fixed voice market, declining revenue has historically been driven by price pressure on calling, as the number of access lines has remained relatively stable.

End-users of broadband are demanding increasing bandwidth, driven by the growth in content and applications and the increasing ubiquity of broadband resulting from investment in high quality fixed and mobile broadband networks. As a result, fixed broadband connections have experienced sustained, steady growth as penetration rates increase within the market, with high levels of substitution from dial-up to broadband internet. Looking forward, fixed dial-up and fixed voice connections will continue to decline as end-users adopt mobile or another technology such as Skype for their telecommunications needs rather than fixed line calling. This may also result in the end-user ceasing to purchase fixed line services altogether. The rate of fixed-to-mobile substitution to date in general in New Zealand and consequently for Telecom has been relatively modest when compared to global trends which is partly due to Telecom’s Telecommunications Service Obligation (TSO) to provide free local calling, due to a number of structural factors associated with the New Zealand local market which will continue post-Demerger and relatively high mobile calling and data pricing.

NZ fixed connections

Source: IDC NZ Telco Tracker: Q1 2008 to Q1 2011

The mobile segment in New Zealand has historically experienced strong subscriber growth, with a 6% annual growth rate in total mobile connections from Q1 2008 to Q1 2011. However, while mobile subscriber growth in New Zealand has been strong in recent times, the competitive in-market dynamics and entrance of a third operator (2degrees) has resulted in slower growth in total mobile market revenues.

NZ mobile revenues / connections

Source: IDC NZ Telco Tracker: Q1 2008 to Q1 2011

The New Zealand Government UFB Initiative

In March 2009, the New Zealand Government announced its UFB Initiative. The essence of the UFB Initiative is to create partnerships between the New Zealand Government and private investors to deploy fibre network infrastructure. The aim is to enable 75% of New Zealanders to be able to access ‘ultra-fast broadband’ (UFB) by 31 December 2019. Premises relating to businesses (excluding home offices), schools, hospitals and health service providers will be prioritised.

CFH was established by the New Zealand Government as the entity to manage the New Zealand Government’s investment in the UFB Initiative and is the vehicle for investing approximately NZ$1.35 billion of New Zealand Government funds. As described in the Invitation to Participate, the New Zealand Government’s intention was for CFH to establish local fibre companies (LFCs) that consisted of partnerships between CFH and private sector companies to deliver effective rollout of UFB in each of the 33 UFB candidate areas covered by the UFB Initiative. A key requirement of the UFB Initiative is that private sector partners with retail telecommunications businesses cannot hold a majority share in an LFC.

In December 2010, the New Zealand Government announced that CFH had reached agreement with two bidders to rollout fibre under the UFB Initiative - Northpower Limited in Whangarei and Ultra Fast Fibre Limited (owned by WEL Networks Limited) in Hamilton including Cambridge, and Te Awamutu, Tauranga, New Plymouth, Wanganui, Hawera and Tokoroa. On 24 May 2011, CFH appointed Christchurch City Networks Limited (a subsidiary of Christchurch City Holdings Limited) as its partner for the UFB Network build in Christchurch, Rangiora and Rollerston.

On 24 May 2011, the New Zealand Government also announced that it had reached agreement with Telecom (the UFB Agreements) under which the Chorus Group will rollout fibre to the remaining 24 of the 33 UFB candidate areas, covering approximately 70% of the area covered by the UFB Initiative, including Auckland, the eastern and lower North Island and most of the South Island. Telecom’s UFB proposal is based on an alternative structure to the standard LFC partnership model, as CFH was permitted to consider under the Invitation to Participate. CFH has committed to invest up to approximately NZ$929 million in the Chorus Group in connection with the fibre rollout within the 24 UFB candidate areas awarded to the Chorus Group (provided that certain build milestones are met and at the election of the Issuer). The UFB Agreements are effectively conditional on the structural separation of Telecom’s retail business from the business that will own and operate the FTTP network (which, after Demerger, will be the Chorus Group). It is in this context that Telecom is proposing to undertake the Demerger.

The Chorus Group also has the opportunity to engage in partnering discussions with LFC partners in areas where Telecom was not awarded the UFB contract.

The Chorus Group (and all other LFC partners) will be required to give open access undertakings in respect of their fibre network. The open access undertakings that will apply to the Chorus Group if the Demerger proceeds are described on pages 111 and 112 under the heading “Open access deeds of undertaking”.

The RBI Initiative

In April 2011, Telecom and Vodafone each signed an agreement with the New Zealand Government to rollout the Rural Broadband Initiative, which will involve the extension of Telecom’s existing fibre infrastructure and the construction of an additional 154 cell towers by Vodafone to meet the Rural Broadband Initiative’s objectives of delivering access to faster broadband for consumers in rural New Zealand on an open access basis.

Overview of the current regulatory environment

The telecommunications sector in New Zealand is principally governed by the Telecommunications Act, which provides for certain telecommunications services to be regulated by the New Zealand Commerce Commission. Most services can be regulated under the Telecommunications Act on price and non-price terms, while other services may only have non-price terms determined. The Telecommunications Act also contains the process for the current operational separation of Telecom by way of legally binding Operational Separation Undertakings agreed between the New Zealand Government and Telecom.

Telecom believes that the New Zealand telecommunications market is currently one of the most extensively regulated telecommunications markets in the world. Telecom is currently subject to the Operational Separation Undertakings, which are designed for a copper-based world served by a vertically integrated incumbent provider of access services. The Operational Separation Undertakings have imposed on Telecom an increasing level of cost, congestion, complexity and customer risk.

Telecom is also subject to certain universal service obligations set out in the TSO Deed, known as the TSO. The obligations imposed under the TSO supersede the corresponding obligations set out in Telecom’s constitution, known as the Kiwi Share Obligations.

Set out below is a brief overview of the key features of Telecom’s Operational Separation Undertakings, Telecom’s obligations under the TSO and the current regulation of telecommunications services under the Telecommunications Act. If the Demerger proceeds, there will be significant changes to the current regulatory regime.

Operational Separation Undertakings

Telecom’s Operational Separation Undertakings provide for the operational separation of Telecom into a ‘three-box model’. The ‘three-box model’ consists of an access network unit (Legacy Chorus), a wholesale unit and a retail unit. Each unit must act at arm’s length from the other units (ie on commercial terms) and, in the case of the access network unit, on a standalone basis.

The Operational Separation Undertakings also provide for the staged implementation of equivalence of inputs requirements on key fixed network access and wholesale services. Broadly, the equivalence of inputs standard requires the same services to be provided to each customer on the same terms and conditions, on the same time scale and to the same service level, using the same systems and processes. Migration plans are in place to implement equivalence of inputs standards on UCLL and SLU services and their associated co-location and backhaul services.

In addition, the Operational Separation Undertakings provide enforceable milestones (amongst other things) for:

•	migration of all retail broadband customers to a service using UBA;

•	rollout of the FTTN network; and

•	acceleration of the migration of Telecom’s customers off the PSTN by 31 December 2020.

The New Zealand Commerce Commission may take action in the courts in relation to breaches of the Operational Separation Undertakings. Such action could result in Telecom being subject to substantial fines.

The Independent Oversight Group also monitors Telecom’s compliance with the Operational Separation Undertakings. If the Demerger proceeds, the Operational Separation Undertakings will be revoked and the Independent Oversight Group will be disestablished.

Telecom has agreed five significant and complex variations to the Operational Separation Undertakings with the New Zealand Government to date. If the Operational Separation Undertakings remain in force, Telecom expects that further variations will continue to be sought, but whether they would be granted is uncertain.

Accounting separation

Until this year, Telecom was required to prepare and disclose information about the operation and behaviour of its network, wholesale and retail activities as if they were operated as independent or unrelated companies. Accounting separation has now been repealed by the Telecommunications Amendment Act. Telecommunication Service Obligation (TSO).

Telecom is subject to certain universal service obligations, which arise pursuant to the TSO Deed and certain provisions in Telecom’s constitution describing the rights and obligations attaching to the Kiwi Share (known as the Kiwi Share Obligations). Broadly, these require Telecom to:

•	ensure that residential access continues to be made widely available;

•	provide free local and emergency calling;

•	limit local residential telephone service price increases to the rate of increase in the consumer price index; and

•	ensure that line rentals for local residential telephone services in rural areas are not higher than the standard rental.

The Telecommunications Amendment Act implements a number of TSO policy changes, including amendments to the methodology used to assess the net cost of complying with the TSO, which determines the compensation paid to Telecom for providing the services required under the TSO. The New Zealand Government has stated that, based on this new methodology, it estimates Telecom’s loss from meeting the TSO to be zero, and therefore no such compensation will be paid to Telecom. These changes will be made regardless of whether the Demerger proceeds.

Regulated services

A brief description of the current regulation under the Telecommunications Act applying to some of the key services provided by Telecom is set out below. If the Demerger proceeds, the pricing regime applying to these services will be substantially changed. If the Demerger does not proceed, these changes will not occur. A description of the post-Demerger regulatory regime is set out on pages 109 and 110.

•

Unbundled copper local loop (UCLL), co-location and backhaul services: The pricing of the UCLL group of services is regulated by the New Zealand Commerce Commission under published ‘standard terms determinations’. The current pricing for the monthly rental for the UCLL service is based on benchmarking by the New Zealand Commerce Commission against prices for similar services in comparable countries and is de-averaged (ie a lower price in urban exchanges and a higher price in non urban exchanges). The associated co-location and backhaul services are also regulated.

•

Sub-loop unbundling (SLU) services: The pricing of the SLU group of services is regulated by the New Zealand Commerce Commission under the published ‘standard terms determination’. The SLU service’s pricing has the same urban and non urban split as UCLL. There are also associated co-location and backhaul regulated services.

•

Unbundled Bitstream Access (UBA) services: The pricing of the UBA and associated UBA backhaul services is regulated by the New Zealand Commerce Commission under the published ‘standard terms determination’. The pricing methodology for the UBA service is the retail price minus a discount, benchmarked against discounts in comparable countries. For naked UBA services, there is a contribution to the costs of Telecom’s local loop network that Telecom would usually recoup from an end user of its local access and calling service, as determined by benchmarking against comparable countries.

Resale services investigation: The Minister for Communications and Information Technology has recently accepted the New Zealand Commerce Commission’s recommendations that the potential for resale regulation should be scaled back in areas where there is effective competition and that the following should occur:

•	de-regulation of resold broadband and data services;

•	removal of regulation of bundled resale offerings; but

•	continued regulation of resold local access and calling services and parts of bundles.

Mobile co-location: The New Zealand Commerce Commission has recommended that the price for mobile co-location service should not be regulated but has determined the non-price terms on which parties could co-locate on each other’s towers, including the levels of interference that co-locators are able to cause existing operators, when existing operators can be required to minimise or replace antenna and what space existing operators can forecast for future use.

Mobile termination rates: Mobile termination rates for fixed-to-mobile, and mobile-to-mobile, calls have been regulated. The initial basis for regulation, the initial pricing principle, is a product of benchmarking against the costs of providing similar services in comparable countries that use a forward looking cost based pricing methodology. Termination rates for texts (or short message service) have been reduced to a very low nominal charge.

The proposed regulatory framework

The Telecommunications Amendment Act was enacted on 30 June 2011. It establishes a substantially revised regulatory regime that will apply to New Telecom and the Chorus Group upon Demerger. It also includes certain regulatory changes which will take effect irrespective of whether the Demerger proceeds.

The Telecommunications Amendment Act supports and facilitates the Demerger with respect to a number of key matters, and is described in further detail on pages 109 and 110 under the heading “The new regulatory framework”.

If the Demerger proceeds, the Telecommunications Amendment Act will provide an opportunity for regulatory simplification and certainty, which is a key rationale for Telecom in proposing to undertake the Demerger.

Regulatory framework changes

The table below highlights the key elements of the regulatory framework that would change upon Demerger. In the event that the Demerger does not take place, the current regulatory framework will remain in place, except for the accounting separation requirements and the TSO compensation reforms, each of which is discussed further below.

	Pre-Demerger	Post-Demerger
	Telecom	New Telecom	the Chorus Group

Operational Separation Undertakings ‘three box’ model[1]	Yes	N/A	N/A

Accounting separation	Yes (but recently removed by the Telecommunications Amendment Act)	No	No

Independent Oversight Group	Yes	No	No

Ownership restrictions	Yes	No	Yes

Open access undertakings[2]	N/A	No	Yes

Obligations under the TSO[3]	Yes	Yes	Yes

Line of business restrictions[4]	No	No	Yes

Oversight of transitional and long term sharing and commercial arrangements between the Chorus Group and New Telecom	N/A	Yes	Yes

1.	The three box model is defined as the separation of the Chorus, Wholesale and Retail business units as per the Operational Separation Undertakings
2.	The new open access deeds of undertakings are primarily aimed at holding the principles of non-discrimination and equivalence. The draft open access deeds of undertakings provide that the Chorus Group is not required to have separate business units.
3.	The Telecommunications Amendment Act requires a review of the TSO in 2013.
4.	There is a transitional line of business restriction prohibiting New Telecom from purchasing UCLL for three years.

Removal of significant regulatory burden

If the Demerger proceeds, operational separation and all migration milestones under the Operational Separation Undertakings across all parts of Telecom will be revoked from the close of the day before the Demerger Date. However, the Chorus Group will be required to continue to deliver key legacy services (for example, UCLL) to an equivalence of inputs standard (ie to provide the same service to all customers on the same terms and conditions and to the same service level).

In contrast to the Operational Separation Undertakings ‘three box model’, upon Demerger the draft deeds of undertakings provide that there would be no obligation for New Telecom or the Chorus Group to have in place separate business units for operational or reporting purposes. Further, accounting separation and the requirement for Telecom to publish regulatory financial statements (for copper or fibre) have been removed under the Telecommunications Amendment Act.

The removal of this regulatory burden will significantly simplify the business operations of both New Telecom and the Chorus Group and is expected to substantially reduce the cost and complexity of compliance when compared to the current regulatory environment.

The New Zealand Commerce Commission’s normal role of monitoring, investigating and regulating telecommunications services and overseeing general competition obligations under the Commerce Act and the Telecommunications Act will continue. However, the changes made by the Telecommunications Amendment Act will prevent the New Zealand Commerce Commission from requiring unbundling of the UFB Network (Layer 1 point to multi-point) until after 31 December 2019 so long as there is a binding undertaking in force (which is anticipated to be the case). Other UFB services may be regulated in the future.

The new regulatory framework

Amongst other things, the Telecommunications Amendment Act:

•

revokes and replaces the current ‘three box’ operational separation of Telecom on Demerger with separate demerged entities and removes the Operational Separation Undertakings, which currently require the operational separation of Telecom into network (Legacy Chorus), wholesale, and retail business units and the associated migration milestones;

•	removes the Independent Oversight Group that monitors Telecom’s compliance with respect to the Operational Separation Undertakings;

•	removes the ownership restrictions on New Telecom. Equivalent ownership restrictions will be put in place for the Issuer;

•

introduces open access undertakings for the Chorus Group with respect to its copper and fibre networks and Rural Broadband Initiative products. These undertakings contain non-discrimination and equivalence of inputs requirements. Broadly, non-discrimination requires the Chorus Group not to treat access seekers or itself differently unless those differences are objectively justifiable and do not harm, or are unlikely to harm, competition. Equivalence broadly requires the Chorus Group to treat itself and all access seekers the same;

•

introduces “line of business” restrictions on the Chorus Group, prohibiting the Chorus Group from providing services to end-users (a register of non-end-users will be kept by the New Zealand Commerce Commission), from selling services linking two or more end customer sites and from participating in services above Layer 2;

•

introduces oversight of the transitional and long term commercial arrangements between New Telecom and the Chorus Group to ensure that these arrangements are on arm’s length terms, unlikely to harm competition, and ensure the protection of confidential commercial and customer information;

•	provides the framework and the legislative vehicle for implementing the Rural Broadband Initiative and the UFB Initiative;

•	triggers a number of changes to the regulated pricing of key legacy copper services that Telecom provides and which will be transferred to the Chorus Group on Demerger, including UCLL and UBA pricing;

•	implements the New Zealand Government’s TSO reforms that were proposed well in advance of the outcome of the Rural Broadband Initiative and the UFB Initiative;

•	provides for a review of the obligations under the TSO in 2013; and

•	provides for a review of the telecommunications regulatory framework to be commenced no later than September 2016, with best endeavours to complete the review no later than 31 March 2019.

If the Demerger does not proceed, the substantive provisions of the Telecommunications Amendment Act which relate to Telecom and the Demerger will not take effect (other than the provisions relating to accounting separation, the requirement for which has already been removed, and the TSO compensation reforms, each of which is discussed below).

The UFB Agreements contain contractual mechanisms that will require CFH to compensate the Chorus Group if, during the term of the NIPA, certain regulatory changes cause actual costs for the Chorus Group or a loss of value for the Chorus Group of the benefits of the NIPA. This is limited to a value of $350 million and will be provided by adjustments to the existing contractual arrangements, such as a deferral of repayments, but CFH will not be required to pay any additional amounts of cash beyond the approximately $929 million of New Zealand Government investment to which the Chorus Group will have an entitlement (at its election).

Changes relevant to both New Telecom and the Chorus Group

Telecommunication Service Obligation (“TSO”)

The TSO is the regulatory mechanism by which universal service obligations for residential, local access and calling services are imposed and administered. If the Demerger proceeds, Telecom’s obligations under the TSO will be retained, but are intended to be split between New Telecom and the Chorus Group as follows:

•	The Chorus Group will be required to maintain lines and coverage obligations;

•	New Telecom will be required to provide retail services at the capped retail prices; and

•	underlying pricing arrangements are intended to enable New Telecom to provide retail services within the relevant price caps.

The New Zealand Government is required under the Telecommunications Amendment Act to commence a comprehensive review of the TSO at the start of 2013. This review will take into account, amongst other things, changes to the telecommunications sector that have arisen from the rollout of new infrastructure and facilities and the impact of this on the TSO arrangements, the continued need and relevance of the TSO arrangement, the practicality of adopting a universal service obligation (rather than a provider-specific TSO arrangement), the impact of the TSO funding arrangements and related regulatory issues. The review is required to be completed by the end of 2013. There is no guarantee or certainty of the outcome with respect to any of the items covered within the TSO review.

The Telecommunications Amendment Act also introduces the telecommunications development levy, which is an industry levy of $50 million per year between FY10 and FY16 and NZ$10 million each year thereafter (adjusted for CPI) to be paid by certain market participants. The levy can be used to pay for any TSO charges, non-urban telecommunications infrastructure, upgrades to emergency calling and other wide purposes so long as a consultation process is followed.

Following the Demerger, both the Chorus Group and New Telecom will be liable for annual telecommunications development levy payments. The amount payable by each liable person (including the Chorus Group and New Telecom) will be determined by the New Zealand Commerce Commission based on the proportion of revenue that each liable person receives from telecommunications services offered by means of a public telephone network.

The telecommunications development levy and the TSO review detailed above will proceed whether or not the Demerger occurs. Cabinet papers state that, under structural separation, without averaging UCLL, New Telecom would be left with an obligation to sell a retail residential telephone service at an averaged price across New Zealand, but purchase its main input cost from the Chorus Group at a de-averaged price. That would risk making the TSO unsustainable.

Ownership restrictions

The Chorus Group will continue to have ownership restrictions equivalent to those currently in place in respect of Telecom under the Kiwi Share. New Telecom will have no such ownership restrictions. Further information on the ownership restrictions that will apply in respect of the Issuer can be found on page 137.

Transparency of asset split and oversight of transitional and long-term sharing arrangements

The Telecommunications Amendment Act requires Telecom to prepare an asset allocation plan, which must specify how the assets and liabilities of Telecom will be allocated between New Telecom and the Chorus Group and must also specify the key terms of all intended material sharing arrangements between New Telecom and the Chorus Group. The Telecommunications Amendment Act also provides for New Zealand Commerce Commission oversight of certain ongoing sharing arrangements between New Telecom and the Chorus Group. Further detail regarding the asset allocation plan and the New Zealand Commerce Commission oversight of certain sharing arrangements is set out on pages 138 to 140.

Specific Chorus Group regulation

Open access deeds of undertaking

The Chorus Group will be bound by new open access deeds of undertaking which represent a series of legally binding obligations focused around non-discrimination and equivalence for existing copper services, UFB Initiative services and Rural Broadband Initiative services (being, respectively, the Copper Undertakings, the Fibre Undertakings and the Rural Broadband Initiative Undertakings).

The content of the undertakings are prescribed in the Telecommunications Amendment Act. All three deeds of undertakings were submitted and published for consultation in July 2011, along with deeds of undertakings for other LFCs. As at the date of this Base Prospectus, this consultation process is continuing and final approval of the deeds of undertakings by the Minister for Communications and Information Technology is pending. Accordingly, the final content of the deeds may change.

Draft Copper Undertakings

Within the draft Copper Undertakings, the Chorus Group is obliged to supply the existing regulated Layer 1 services (ie, UCLL, UCLL Co-location and UCLL Backhaul services) using the legacy copper access network on an equivalence of inputs basis. The Chorus Group is obliged to supply UBA Layer 2 services in a bundle with local access and calling and if it supplies the following it must do so on a non-discriminatory basis (ie in the supply of the relevant service the Chorus Group must not treat access seekers, including itself, differently unless those differences are objectively justifiable and do not harm, or are unlikely to harm, competition):

•	the wholesale services that are supplied using, or provide access to, the unbundled elements of the legacy access network;

•	the UBA Backhaul services; and

•	Baseband and UCLFS (see Introduction of Chorus’ Unbundled Copper Low Frequency Service (UCLFS) and Baseband, below).

The draft Copper Undertakings also include, amongst other things, provision for reporting breaches, certification of compliance, treatment of commercial information and customer confidential information, and internal audit processes. There is also a requirement on the Chorus Group to commit to a reasonable plan containing timeframes for the transition to end sharing arrangements.

Draft Fibre Undertakings

Within the draft Fibre Undertakings, the Chorus Group must achieve non-discrimination in relation to the supply of wholesale services that are provided using, or that provide access to, unbundled elements of the fibre network. The Chorus Group is obliged to ensure that it designs and builds the UFB Network in a way that enables, and achieves, equivalence in relation to the supply of unbundled Layer 1 services from 1 January 2020.

The draft Fibre Undertakings also include, amongst other things, provision for reporting breaches, certification of compliance, treatment of commercial information and customer confidential information, and internal audit processes.

Draft Rural Broadband Initiative Undertakings

The draft Rural Broadband Initiative Undertakings require the Chorus Group to achieve non-discrimination in relation to the supply of Rural Broadband Initiative services, which use a network constructed with Crown funding under the Rural Broadband Initiative contract. If the Rural Broadband Initiative service is a service required to be provided on an equivalence of inputs basis under the draft Copper or Fibre Undertakings when it is delivered over a network regulated by either of those undertakings, then the Rural Broadband Initiative service must also be delivered on an equivalence of inputs basis. The draft Rural Broadband Initiative Undertakings also include, amongst other things, provision for reporting breaches.

Line of business restrictions

Under the regulatory package, line of business restrictions will apply to the Chorus Group. These are set out in the Telecommunications Amendment Act and in the Chorus Group draft open access undertakings.

The Chorus Group will be prohibited from providing services to end-users. The New Zealand Commerce Commission will maintain a register of non-end-users (based on set criteria contained in the Telecommunications Amendment Act).

The Telecommunications Amendment Act also prevents the Chorus Group from selling services that link two or more end customer sites, and provides for a further restriction to be included in every Chorus Group undertaking prohibiting the Chorus Group from participating in services above Layer 2.

Changes to copper regulated pricing

UCLL and SLU pricing

UCLL and SLU prices are currently geographically de-averaged. However, the Telecommunications Amendment Act requires that the prices be geographically averaged three years after the Demerger Date. The New Zealand Commerce Commission will be responsible for determining the averaged UCLL and SLU prices and is required to make reasonable efforts to determine the geographically averaged price before the Demerger Date. The New Zealand Commerce Commission has also decided to update its de-averaged UCLL prices at the same time, which it expects to finalise before the Demerger. The initial pricing principle is benchmarking against prices for similar services in comparable countries that use a forward-looking cost-based pricing method. The New Zealand Commerce Commission has commenced the process for determining the geographically averaged UCLL and SLU prices. The level of the UCLL and SLU prices is not certain. Regulation may either raise or lower copper prices. A lower price would negatively impact on the financial performance of the Chorus Group and also potentially result in lower uptake of fibre. A pricing review using a total service long run incremental cost methodology may be applied for in relation to the averaged UCLL price.

UBA pricing

If the Demerger proceeds, the Chorus Group will be responsible for providing UBA services. For three years from the Demerger Date, the price for UBA services will be ‘frozen’ for existing instances of UBA at the lower of the price set out as in the standard terms determination on the day before the Demerger Date and the price that applies under the UBA standard terms determination at 30 June 2011 (which is based on the current retail-minus methodology). For new instances of the naked UBA service the price will include the geographically averaged UCLL input (which will bring urban and rural prices closer together).

The New Zealand Commerce Commission has commenced the process for determining the averaged UBA price. From three years after the Demerger Date, the UBA price will transition to a cost-based pricing methodology. This transition may result in lower regulated UBA prices.

The initial pricing principle that the New Zealand Commerce Commission will apply three years after the Demerger Date is the price of the geographically averaged UCLL/SLU services plus benchmarking of the ‘additional costs’ to create the UBA service against prices in comparable countries that use a forward-looking cost-based pricing method. While the cost based price will not apply until three years from the Demerger Date, the New Zealand Commerce Commission must make reasonable efforts to review the UBA standard terms determination within 12 months of the Demerger Date but must review the UBA standard terms determination before the Demerger Date for the purpose of making any changes that may be necessary to implement a geographically averaged price from the close of the day before the Demerger Date. A pricing review using the price of the averaged UCLL/SLU services plus TSLRIC of the ‘additional costs’ to create UBA will also be available.

Introduction of the Chorus Group’s Unbundled Copper Frequency Service (“UCLFS”) and baseband

In order to meet the TSO requirements, the Chorus Group will make available a technology neutral voice input service on a commercial basis. This service is known as Baseband. The pricing of a subset of the Baseband service - UCLFS (a voice input service offered over the copper access network) - will be determined by the New Zealand Commerce Commission.

The initial pricing methodology for UCLFS will be the geographically averaged price for the Chorus Group’s full UCLL service if it is taken on a standalone basis or, in the case where a person is also purchasing the Chorus Group’s UBA service for that line, the cost of any additional elements of the Chorus Group’s local loop network that are not recovered in the price for the Chorus Group’s UBA service. The final pricing principle is the same except the cost of any additional elements of the Chorus Group’s local loop network that are not recovered in the price for the Chorus Group’s UBA service are calculated using a TSLRIC methodology.

The UCLL Co-location and UCLL Backhaul service descriptions under the Telecommunications Amendment Act allow those services to be used for the purposes of providing access to, and interconnection with, both the Chorus Group’s UCLL service and the Chorus Group’s UCLFS.

Resale

The Chorus Group will act as sole agent for resale of voice services to access seekers under the Copper Undertakings. However, the resale of New Telecom’s local access and calling services remain capable of being regulated in the future under the Telecommunications Act. No regulatory determination applying the regulated resale service descriptions in the Telecommunications Act have had to be made for some time (but resale services were caught within the Operational Separation Undertakings). The scope of potential resale regulation is reduced by the Telecommunications Amendment Act due to the removal of resold broadband services and bundles from the potential scope for regulation. However, scope for future regulation in relation to the resale of New Telecom’s local access and calling services remains in the Telecommunications Act. The existing regulated resale service descriptions will be retained with some adjustment to the pricing principles so that these services will not recover costs already recovered through the new UBA pricing principles that take effect three years after the Demerger Date.

Other relevant changes in regulation

Review of existing standard terms determinations

The Telecommunications Amendment Act contains provisions for the New Zealand Commerce Commission to review the existing standard terms determinations for the UCLL group of services, SLU group of services and UBA group of services to implement amendments contained within the Telecommunications Amendment Act related to pricing and other changes required as a result of Demerger.

Property

The Telecommunications Amendment Act creates a new statutory right of access to multi-dwelling units, eg buildings containing more than one Premise, for all parties deploying fibre networks.

With regard to the Demerger, various amendments have been made to the legislative framework to ensure that the Chorus Group has the same statutory powers Telecom had to access the infrastructure and undertake works. Amendments have also been made to ensure that land transferred to the Chorus Group does not trigger provisions in the Public Works Act 1981 which require land to be offered to its original owners.

Mobile and other regulation

There will be no significant changes to other existing regulated services in the Telecommunications Act and any relevant determinations as a result of the Demerger (ie, mobile co-location, mobile termination rates, mobile roaming and number portability).

There will be minor changes to the PSTN interconnection, which will be amended to cover all fixed PSTNs and not just Telecom’s.

Telecommunications regulatory framework review

The Telecommunications Amendment Act provides for a review of the telecommunications regulatory framework commencing before 30 September 2016 and, with best endeavours to complete the review by no later than 31 March 2019. The review must take into account the market structure and technology developments and competitive conditions in the industry at the time of the review, including the impact of fibre, copper, wireless and other telecommunications network investment. The review must consider whether the existing regulatory framework is most effective to promote competition and the legitimate commercial interests of access providers and seekers, to support innovation, and to encourage efficient investment.

Other regulatory and legislative requirements

Both New Telecom and the Chorus Group will also continue to be subject to other legislative requirements such as the requirements of the Commerce Act 1986, Fair Trading Act 1986, Copyright Act 1994 and Telecommunications Carrier Forum codes of conduct. Both New Telecom and the Chorus Group will also be subject to the Telecommunications (Interception Capability) Act 2004 which requires network operators to ensure that every public telecommunications network that they own, control, or operate, and every telecommunications service that they provide in New Zealand, has interception capability meeting the specifications set out in that Act. The Minister of Justice has the power to grant exemptions under the Telecommunications (Interception Capability) Act. The requirements under the Telecommunications (Interception Capability) Act have the potential to drive compliance costs into both entities.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Chorus Group will require significant amounts of capital in the future to build and operate the new fibre network in its 24 UFB candidate areas and to operate and maintain the existing national fixed line copper network. Its capital expenditure requirements are described below. It will fund its capital requirements out of a combination of its operating cash flow (see page 162 for pro forma statement of cash flows information), funding from the investments made by CFH and the new debt facilities that will be put in place in conjunction with the Demerger, which are described on pages 117 to 121 and funding from other debt facilities that may be instituted or debt capital market issuances that may take place after the Demerger.

Capital expenditure

Following the Demerger the Chorus Group will be required to maintain high levels of capital investment to operate its existing fixed access network. In addition, the Chorus Group will also be required to invest significant additional capital in the design, build, and maintenance of the new FTTP network being deployed under the UFB Initiative in 24 of the 33 candidate areas within New Zealand.

With respect to the existing network, FY11 Legacy Chorus capital investment totalled NZ$410 million and was split into NZ$51 million (13%) associated with the rehabilitation and replacement of existing assets, into NZ$ 213 million (52%) associated with investment in regulatory requirements, into NZ$5 million (1%) associated with investment in operational improvement and NZ$141 million (34%) associated with growth of which NZ$22 million was associated with copper network growth, NZ$52 million associated with fibre network growth, NZ$57 million associated with common network infrastructure and NZ$10 million associated with IT systems and power and building infrastructure.

With respect to the FTTP UFB Network, management estimates that that the total cost to deploy the communal elements of the fibre access network to an estimated 830,900 premises across the 24 UFB candidate areas in which the Chorus Group will partner with the New Zealand Government will be in the range of NZ$1.4 billion - NZ$1.6 billion over the period of the UFB Network rollout. However, the annual cost will materially vary from year to year due to deployment variables such as the deployment methodology (eg new trenching compared to using existing trenching or aerial deployment), the general topographic constraints associated with the civil works and the level of premise density within each deployment phase.

The New Zealand Government investment through the CFH Securities of approximately NZ$929 million will be awarded to the Issuer over the UFB Network deployment period (provided certain build milestones are met and at the election of the Issuer) and as such it is estimated that the Chorus Group would have to fund in the range of NZ$470 million - NZ$670 million for the communal fibre access network over the same period.

In addition, management estimates that the average cost to connect a premise to the communal fibre access network over the UFB Network rollout period will be in the range of NZ$900 - NZ$1,100 per premise in real terms. However, within this average, the cost to connect individual premises will vary significantly on a premise by premise basis. The cost per premise is affected by variables such as the number of premises that are already connected within the vicinity of the premise, deployment methodology, and distance of the premise from the fibre access network and the general topographic constraints associated with the civil works. In addition, management expects that the average cost of connection per premise in the early years of deployment will be higher as some elements of the equipment used to connect a single premise can be shared across multiple premises which could connect at a later date

Dividend policy

The dividend policy of the Issuer will be determined by the the Issuer’s Board at its discretion and may change over time. It is anticipated that for FY12 the Issuer will adopt a dividend policy to pay out 25 cents per share in the Issuer per annum (noting that one share in the Issuer will be issued for every five Telecom Shares, and therefore each Telecom Shareholder will hold one-fifth of the number of shares in the Issuer as they held New Telecom Shares on the Record Date (subject to rounding)). This policy is subject to there being no material adverse changes in circumstances or operating outlook.

The Demerger will occur part way through FY12, and as a result the FY12 Issuer dividend payout will be prorated to reflect only the post-Demerger period. It is expected that the Issuer’s first dividend will be declared post 30 June 2012.

On Demerger, the Issuer will have a nil imputation credit balance. Dividends paid will be imputed to the extent possible. The Issuer’s Board may choose to adopt a dividend reinvestment plan over time, but no dividend reinvestment plan will be available to the Issuer’s Shareholders on Demerger.

If at any time the Issuer’s credit rating falls below investment grade while CFH Debt Securities remain outstanding, the Issuer will be prohibited from paying any distributions on its shares while its credit rating remains below investment grade without CFH’s approval.

Funding

This section outlines the debt facilities and instruments that the Chorus Group will use to fund its commitments on Demerger and immediately afterwards, including the funding mechanism agreed with CFH with respect to the New Zealand Government’s investment in the Issuer via CFH as part of the UFB Initiative.

Debt facilities

The Issuer has received a signed commitment letter dated 25 August 2011 incorporating a detailed term sheet from Citibank, N.A., New Zealand Branch, ANZ National Bank Limited and Westpac Banking Corporation to provide a bank bridge facility (the “Bridge Facility”) of up to NZ$2 billion for a period of 364 days from and including the Demerger Date. The purpose of the Bridge Facility is to provide funding with respect to the Issuer’s obligations to pay the purchase price for the Legacy Chorus business arising as a result of the Demerger and to ensure the Chorus Group has sufficient funding for general corporate purposes immediately following the Demerger. A summary of the key terms of the Bridge Facility is set out below.

It is the intention of the Issuer that the Bridge Facility will be reduced or refinanced through a combination of the following:

1.	The amount received by the Issuer in consideration for agreeing to issue the new GBP EMTN bonds as part of an exchange offer to Telecom GBP EMTN bond holders of Telecom and assuming liability for the related swap transactions, and/or

2.	A proposed Syndicated Bank Facility that may be available for drawdown around the Demerger Date, and/or

3.	New bond issuances by the Issuer after the Demerger.

The Issuer will also have access to approximately NZ$929 million of the New Zealand Government’s investment in the UFB Initiative throughout the UFB build period in accordance with the Chorus Group’s progress in deploying the UFB Network.

It is anticipated that on Demerger, the Chorus Group’s opening net interest bearing debt will be approximately NZ$1700 million.

The Issuer considers that this level of funding together with the cash flow expected to be generated by the Chorus Group, will be sufficient to allow the Chorus Group to carry out its business and stated objectives following the Demerger, and is appropriate having regard to the financial and investment profile of the Chorus Group following the Demerger.

Bridge Facility

The Bridge Facility is expected to contain customary terms and conditions for a facility of this nature.

The expected key terms of the Bridge Facility include the following:

Facility type	Term Loan

Borrower	The Issuer

Currency	NZD

Amount	NZ$2 billion

Tenor	Up to 364 days from Demerger

Guarantee	Under the commitment letter for the Bridge Facility, Telecom agrees to perform the obligations of the Borrower (including the payment of any fees payable prior to the initial drawing of the Bridge Facility) until the Demerger Date. From the Demerger Date, Telecom will be unconditionally and irrevocably released from all obligations in relation to the Bridge Facility, including any obligation or liability which has arisen or crystallised prior to the Demerger Date.

Conditions precedent to initial draw down

The Bridge Facility will contain conditions precedent to initial drawdown that are considered customary for a facility of this nature as well as conditions precedent relating to the implementation of the Demerger in the manner contemplated by the Scheme Booklet.

Those Demerger related conditions precedent are:

•       receiving Final Court Orders which are not subject to any material conditions and reflect the implementation of the Demerger in the manner contemplated by the Scheme Booklet;

•       all conditions which must be satisfied to enable Telecom to apply for the Final Court Orders have been satisfied, including confirmation that the Demerger has been approved by Telecom Shareholders, all required approvals under the Telecom EMTN programme and Telebonds Programme have been obtained, and ASX and NZX approval has been obtained to permit the quotation and trading of the Issuer’s shares on the ASX and NZX on a deferred settlement basis.

In addition, the following conditions precedent to initial drawdown must be satisfied: (i) no event of default, potential event of default or event of review has occurred and is subsisting; and (ii) no event or circumstance occurs which has a material adverse effect on the financial condition or, business or assets of the the Chorus Group business, taken as a whole, since 30 June 2011. Accordingly, if one of the events of default or events of review described above occurs prior to the date on which Final Court Orders are issued, the Bridge Facility lenders will not be required to fund the Bridge Facility. Those events of review include the occurrence of a “Material Breach” (as defined in the NIPA) or a termination of the NIPA, in certain circumstances (see the events of review described below).

The Bridge Facility lenders have agreed to waive the conditions precedent referred to at i) and ii) above with effect from the date on which Final Court Orders are issued until the earlier of the business day following the Demerger or 30 days after the date Final Court Orders are issued. It is expected that this condition precedent will be satisfied when the Final Court Orders are issued, at which time the waiver period referred to above will commence.

Security	None

Events of default and events of review

The Bridge Facility will contain events of default that are considered customary for a facility of this nature including, but not limited to, payment default, breach of representation, breach of undertakings, cross default, insolvency, cessation or suspension of business, and any event or series of events which has a material adverse effect on the financial condition or business or assets of the Chorus Group as a whole or on the ability of the Chorus Group as a whole to perform and comply with its payment or other material obligations under the Bridge Facility and associated fee letter.

The Bridge Facility will also contain events of review, including an event of review that is triggered if:

•       the Issuer has not obtained a credit rating of at least BBB (stable outlook) from Standard & Poor’s and Baa2 (stable outlook) from Moody’s by the date falling 30 days after the Demerger Date;

•       the NIPA is terminated and the termination will, in the opinion of the Bridge Facility lenders, materially and adversely affect the rights of the lenders under the Bridge Facility documents or the ability of the Chorus Group as a whole to meet its obligations under the Bridge Facility documents;

•       a Material Breach (as defined in the NIPA) occurs and, assuming such Material Breach is not caused by the occurrence of an event which would itself constitute an event of default under the Bridge Facility Agreement, and CFH exercises its step-in rights under clause 19 of the NIPA;

•       a person or group of persons acting in concert acquires control of the Issuer (other than in connection with the Demerger);

•       the shares of the Issuer are de-listed from the ASX and the NZX for a period of more than 20 consecutive business days and are not reinstated without any material adverse sanction.

If an event of review is triggered, the Issuer and the Bridge Facility lenders will enter into negotiations in good faith with a view to agreeing terms on which the Bridge Facility lenders are willing to continue making the Bridge Facility available to the Issuer. If the Issuer and the Bridge Facility lenders are unable to agree such terms, the Issuer may be required to repay all amounts outstanding under the Bridge Facility. The timing for such repayment differs depending on which event of review described above has been triggered. If the Event of Review relates to the failure to obtain the relevant credit ratings referred to above, for example, the Issuer will be required to repay all outstandings under the Bridge Facility on a date no earlier than 150 days after the Demerger Date.

Undertakings	The Bridge Facility will contain undertakings that are considered customary for a facility of this nature including, but not limited to, provision of information, negative pledge, restriction on disposal of assets, restrictions on related party transactions, mandatory repayment from the proceeds of new indebtedness, and an undertaking not to alter its capital structure in any material respect from that disclosed to the Bridge Facility lenders or about 22 August 2011.

Mandatory Prepayment

The Bridge Facility includes mandatory prepayment provisions that will require the Issuer to repay a portion of the Bridge Facility equivalent to the proceeds of any novation or assumption by the Issuer of a debt capital markets issuance by Telecom (this would include the amount of the GBP EMTN bonds exchanged for Telecom GBP EMTN bonds as described above. The Issuer will not be novated to or assume any other obligations of Telecom under a debt capital markets issuance in connection with the Demerger).

To the extent those proceeds are received prior to the Demerger Date, the Issuer must prepay the Bridge Facility in an equal amount within 5 business days of the Demerger Date.

The Issuer will also be required to prepay a portion of the Bridge Facility equivalent to the proceeds of issuances by the Issuer under its EMTN program after the Demerger Date.

Syndicated Bank Facility	Citibank, N.A., New Zealand Branch, ANZ National Bank Limited and Westpac Banking Corporation have been requested to arrange a Syndicated Facility of up to NZ$1 billion for a duration of up to five years. It is intended that the Syndicated Facility will become effective on or around the Demerger Date. The terms and conditions of this facility are expected to contain customary events of default for a facility of this nature including, but not limited to, payment default, breach of representation, breach of undertakings (including financial undertakings), cross default, insolvency, cessation or suspension of business, and a material adverse change provision. The Syndicated Facility is also expected to contain conditions precedent to initial drawdown and financial covenants that are considered customary for a facility of this nature.

The Issuer’s EMTN Programme

The Issuer is establishing an EMTN programme with the bonds issued under that programme to be listed on the Luxembourg Stock Exchange. This programme will be used for the EMTN bonds issued by the Issuer pursuant to the exchange offer described above, and it may be used after Demerger by the Issuer to raise long-term funding to repay part of or all of the Bridge Facility. Any EMTN bonds issued by the Issuer will be issued pursuant to a base prospectus dated 30 August 2011 and a trust deed dated 30 August 2011 made by the Issuer, the Original Guarantor and The Law Debenture Trust Corporation p.l.c as trustee.

On 31 August 2011 Telecom and the Issuer will launch an exchange offer to holders of GBP 275 million of EMTN bonds issued by Telecom. These holders will be offered the opportunity to receive the Issuer’s GBP EMTN bonds maturing in 2020 in exchange for their holding in existing Telecom GBP EMTN bonds maturing in 2018 and 2020. The mechanism for the exchange offer allows a portion of the Telecom GBP EMTN bonds to remain with New Telecom.

International swaps and derivatives association agreements (‘ISDA’)

The Issuer intends to execute ISDAs with a range of highly-rated bank counterparties for the purpose of foreign exchange, interest rate and commodity risk management.

It is intended that some of Telecom’s cross currency interest rate swaps (related to Telecom’s EMTN program) will be novated to the Issuer at or around the Demerger as part of the Telecom Demerger related debt strategy.

UFB Investment

The Government is expected to invest a total of NZ$1.35 billion under the UFB Initiative. Approximately NZ$929 million of that investment will (subject to the conditions detailed below) be made available to the Issuer through CFH in connection with the roll out of the fibre network by the Chorus Group to 24 of the 33 regions covered by the UFB initiative.

CFH’s investment in the Issuer will take the form of the subscription by CFH for the CFH Securities, which will be issued by the Issuer periodically during the period from Demerger to the completion of the UFB roll out (scheduled to be by 31 December 2019) in the manner outlined below. The maximum value of CFH Securities that the Issuer may call for CFH to subscribe for (and therefore the maximum amount payable by CFH to the Issuer) at any time is NZ$1,118 per Premise passed by the Chorus Group fibre under the UFB Initiative to that date (less the amount already issued). This is in line with the New Zealand Government’s intention that the UFB investment be made in connection with communal fibre rollout only. Under the the Chorus Group’s UFB deployment plan, communal infrastructure will pass approximately 830,900 premises by the end of 2019.

The chart below summarises the expected investment profile based on the Chorus Group’s current communal UFB deployment plan, which is subject to change.

The CFH Subscription Agreement

The Issuer and CFH will, on Demerger, enter into the CFH Subscription Agreement which will entitle the Issuer to require CFH to subscribe for CFH Securities at any time during the period from Demerger to 31 December 2019 (unless terminated earlier). The maximum value of CFH Securities that the Issuer can require CFH to subscribe for at any time will be determined according to the number of Premises passed by the Chorus Group’s fibre network under the UFB initiative up to that time. The maximum aggregate value of CFH Securities to be subscribed for by CFH is approximately NZ$929 million.

Half of each tranche of investment by CFH must be used to subscribe for CFH Equity Securities and the other half for CFH Debt Securities. With each issue of CFH Securities, the Issuer will also issue to CFH a tranche of CFH Warrants for nil consideration. The key terms of the CFH Equity Securities, CFH Debt Securities and CFH Warrants are described below.

There are certain conditions that must be met by the Chorus Group before the Issuer is entitled to call on CFH to subscribe for a tranche of CFH Securities. Those conditions include:

•	there being no breach by the Issuer of a financial covenant under a principal banking facility that is preventing the Issuer from drawing on the relevant banking facility; and

•	there being no material breach by the Issuer under the NIPA.

In addition, a condition of the first issue of CFH Securities by the Issuer (and therefore of the overall CFH investment in the Issuer) is that the Issuer has, at the time of the first issue, an investment grade credit rating. If this condition is not fulfilled within two months of the date on which the CFH Subscription Agreement has been signed (expected to be the Demerger Date), the CFH Subscription Agreement will terminate and the Issuer will be required to pay CFH NZ$11 million as costs reimbursement.

During the term of the NIPA (from Demerger to 31 December 2019, unless terminated earlier), the CFH Securities and CFH Warrants may only be held by CFH or by another Crown entity. After that, the CFH Securities and CFH Warrants become freely transferable.

CFH Debt Securities

The CFH Debt Securities will be unsecured, non interest bearing and will carry no voting rights at meetings of holders of shares in the Issuer.

The Issuer will be required to redeem the CFH Debt Securities in tranches from 2025 to (at the latest) 2036 by repaying the issue price to the holder. An accelerated repayment schedule applies if end-user fibre uptake does not exceed a threshold level of 20% by 30 June 2020. Fibre uptake is defined as the number of premises with a fibre connection in the Chorus Group UFB regions, divided by the total number of premises with a fixed line (copper, HFC or fibre) connection in those regions, with multiple dwelling units counting as one premise. The 20% threshold is used solely to determine the timing of the New Zealand Government returns and does not represent uptake projections.

The table below shows the redemption profile of the CFH Debt Securities under both scenarios of end-user fibre uptake (i.e. less than or equal to 20% at 30 June 2020 and greater than 20% at 30 June 2020).

30 JUNE 2020 TEST	2025 NZ$M	2030 NZ$M	30 June 2033 NZ$M	2035 NZ$M	2036 NZ$M	2025%	2030%	30 June 2033%	2035%	2036%
Fibre uptake less than or equal to 20%
Debt repayment	155	155		155		33.3	33.3		33.3
Fibre uptake greater than 20%
Debt repayment	86	86	129		164	18.5	18.5	27.7		35.4

The principal amount of each CFH Debt Security will consist of a senior portion and a subordinated portion, the ratio of which will change over time as described below. The senior portion will rank equally with all other unsecured, unsubordinated creditors of the Issuer. The subordinated portion will rank below all other indebtedness of the Issuer. On winding up, dissolution or liquidation of the Issuer, no payment shall be made to holders of CFH Debt Securities in respect of the subordinated portion until all other indebtedness of the Issuer is repaid in full.

The value of the senior portion of a CFH Debt Security at any time will be the present value of the sum repayable on the CFH Debt Security (i.e. the issue price) at that time, calculated using a discount rate of 8.5%. Prior to 30 June 2020, calculation of the senior portion will assume that the end-user fibre uptake threshold will not be met at 30 June 2020, and will therefore be based on the repayments applicable under that scenario. The subordinated portion of a CFH Debt Security at any time will be the difference between the issue price and the senior portion at that time (i.e. the remainder of the issue price after subtracting the senior portion).

Repayment of the CFH Debt Securities cannot be accelerated by a holder unless the NIPA is terminated by CFH for a Material Breach by the Issuer or for a challenge by the Issuer to the enforceability of liquidated damages, service default payments or material breach liquidated damages under the NIPA. If the CFH Debt Securities are accelerated, all outstanding CFH Debt Securities will become immediately payable (although the ranking of the subordinated portion will remain as described above).

CFH Equity Securities

The CFH Equity Securities are a unique class of security that carry no right to vote at meetings of holders of shares in the Issuer, but entitle the holder to a right to a repayment preference on liquidation and additional rights that relate to the Issuer’s performance under the NIPA.

Dividends will become payable on a portion of the CFH Equity Securities from 2025 onwards, with the portion of CFH Equity Securities that attract dividends increasing over time. By 2035 or 2036 (depending on whether the end-user fibre uptake threshold is met) all outstanding CFH Equity Securities will attract dividends. The portion of CFH Equity Securities that attract dividends will increase at a faster rate if the 20% end-user fibre uptake threshold is not met.

The dividend rate on the CFH Equity Securities (when payable) will be equal to a reference rate (based on the 180 day bank bill rate in New Zealand) plus a margin of 6% per annum. Dividends will be payable six-monthly in advance, and the dividend payment dates will be aligned with the dividend payment dates for shares in the Issuer.

The number of CFH Equity Securities on which the dividend is payable at any date will be reduced by the number of CFH Equity Securities which have been redeemed by the Issuer up to that date (the redemption terms are described below).

The table below shows the number of CFH Equity Securities that will attract dividends (unless redeemed earlier) under both scenarios of end-user fibre uptake (ie less than or equal to 20% at 30 June 2020 and greater than 20% at 30 June 2020).

30 JUNE 2020 TEST	2025 NZ$M	2030 NZ$M	30 June 2033 NZ$M	2035 NZ$M	2036 NZ$M	2025%	2030%	30 June 2033%	2035%	2036%
Fibre uptake less than or equal to 20%
Equity on which dividends become payable	155	310		465		33.3	66.7		100.0
Fibre uptake greater than 20%
Equity on which dividends become payable	86	172	300		465	18.5	36.9	64.6		100.0

The Issuer is not obliged to declare any dividend on CFH Equity Securities in respect of any period, but if it does not make a scheduled dividend on the CFH Equity Securities it may not make any distribution on its shares until a subsequent dividend on the CFH Equity Securities is paid in full. The dividends payable on the CFH Equity Securities are non-cumulative, which means that if the Issuer does not declare or make a scheduled dividend payment, the unpaid dividend falls away and does not become a debt due to the holder of the CFH Equity Securities.

If at any time the Issuer’s credit rating is three notches or more below its initial rating, no dividends will be scheduled or payable on the CFH Equity Securities. In this instance, the terms of the CFH Equity Securities do not prohibit the Issuer paying dividends on its shares. However, the dividend stopper contained in the NIPA may apply.

On a liquidation or winding up of the Issuer, holders of CFH Equity Securities will have the right to repayment of the issue price ranking behind creditors of the Issuer but ahead of the Issuer’s shareholders. The CFH Equity Securities will otherwise carry no right to share in the surplus assets of the Issuer on winding up or liquidation.

The Issuer may redeem CFH Equity Securities at any time:

(i)	by cash payment of the total issue price of CFH Equity Securities to be redeemed; or

(ii)	by the issue of shares of a value equal to the total issue price of the CFH Equity Securities to be redeemed (with those shares in the Issuer valued at a 5% discount to the 20-day volume weighted average price (‘VWAP’) for shares in the Issuer traded in ordinary trading on NZX).

The Issuer may not redeem CFH Equity Securities by the issue of shares unless the Issuer’s shares are listed and actively traded on NZX at the time and such issue does not cause a holder of CFH Equity Securities to have an interest in 20% or more of the Issuer (unless the holder otherwise agrees).

In the event that the NIPA is terminated, either for a Material Breach by the Issuer or for a challenge by the Issuer to the enforceability of liquidated damages, service default payments or material breach liquidated damages under the NIPA, or in the event that the Board of the Issuer resolves to pay a dividend on the CFH Equity Securities but that dividend is not paid, a holder of CFH Equity Securities can elect to:

(i)	continue to hold the CFH Equity Securities;

(ii)	exchange the CFH Equity Securities for voting preference shares (which are described below); or

(iii)	exchange the CFH Equity Securities for shares in the Issuer of a value equal to the lesser of the “fair value” and the issue price of the CFH Equity Securities (with those shares valued at a 5% discount to the 20-day VWAP for the Issuer’s shares traded in ordinary trading on NZX).

Voting preference shares issued to a holder under (ii) above will have the same total issue price as the CFH Equity Securities exchanged by that holder and, to the extent applicable, the same terms and conditions as the CFH Equity Securities. However, each voting preference share will carry one right to vote at a meeting of holders of shares in the Issuer. A holder exchanging CFH Equity Securities for voting preference shares will receive the same number of voting rights as they would have received had they instead exchanged those CFH Equity Securities for shares in the Issuer under (iii) above.

CFH Warrants

The Issuer will issue CFH Warrants to CFH for nil consideration along with each tranche of CFH Equity Securities. The CFH Warrants are intended to allow CFH (or the holder if they are transferred) to participate in the upside if shares in the Issuer perform in excess of a total shareholder return of 16% per annum over the relevant period described below.

Each CFH Warrant gives the holder the right, on a specified exercise date, to purchase at a set strike price a share in the Issuer to be issued by the Issuer. A CFH Warrant will therefore be “in the money” to the extent that the price that the holder can realise for the shares in the Issuer issued on exercise of a CFH Warrant exceeds the price paid to exercise the CFH Warrant. As described further below, the strike price for a CFH Warrant is based on a total shareholder return of 16% per annum on shares in the Issuer over the relevant period. Therefore, a holder of a CFH Warrant is only likely to exercise the CFH Warrant if total shareholder return on shares in the Issuer has exceeded 16% per annum over that period.

The strike price for a warrant will be calculated using a total shareholder return of 16% per annum from the base share price to the exercise date of the warrant. The base share price for a tranche of warrants will be:

(i)	for warrants issued during the first 18 months of the Issuer trading, the VWAP of the Issuer’s ordinary shares over the first 20 days of the Issuer trading; and

(ii)	for warrants issued after the first 18 months of the Issuer trading, the VWAP during months 16 to 18 of the Issuer trading.

Standard adjustments will be applied to the strike prices to account for any distribution by the Issuer to shareholders or a reorganisation of the Issuer’s share capital.

The exercise dates for the CFH Warrants correspond to the repayment dates for the CFH Debt Securities and the dates on which dividends become payable on an increased proportion of CFH Equity Securities, and will therefore be between 2025 and 2036. Therefore, the exercise dates for the CFH Warrants will differ according to whether the 20% fibre up-take threshold is met at 30 June 2020.

If all CFH Warrants were exercised on each of the applicable exercise dates, the total amount payable to exercise those CFH Warrants would be approximately NZ$465 million. The value of shares in the Issuer issued on exercise of those CFH Warrants would be more or less than NZ$465 million depending on the extent to which shares in ther Issuer have outperformed or underperformed the 16% total shareholder return over the relevant period. In practice, it is unlikely that the CFH Warrants would be exercised if the market value of shares in the Issuer is less than the amount payable to exercise the CFH Warrants on a particular exercise date.

Expected credit rating

It is expected that Standard & Poor’s will assign a preliminary credit rating for the Issuer of BBB/stable and Moody’s will assign a preliminary credit rating of Baa2/Stable.

The Issuer intends to adopt a capital structure consistent with maintaining an investment grade credit rating. To that end, the Issuer intends to manage its debt levels to ensure that the ratio of net interest bearing debt (inclusive of associated derivatives) to EBITDA does not materially exceed three and a half times on a long run basis. For the purposes of this metric, net interest bearing debt includes the senior portion of CFH Debt Securities, but excludes the subordinated portion of the CFH Debt Securities and the CFH Equity Securities.

Treasury and interest rate management

The Issuer is expected to maintain treasury policies which are broadly consistent with Telecom’s existing policies with the Issuer managing its treasury activities through a board-approved treasury constitution.

The Issuer will potentially be exposed to foreign currency fluctuations through borrowing in foreign currencies and through making capital and operating expenditure purchases in foreign currencies. Any foreign currency borrowings are likely to be hedged at inception into NZ dollars using cross currency interest rate swaps. Capital and operating expenditure purchases in foreign currencies will be hedged in accordance with the treasury policy, with the objective of minimising the base currency costs of the Issuer’s capital expenditure programme in the short to medium term.

The objectives of interest rate risk management policies are to minimise the cost of net borrowings, to manage the impact of interest rate volatility on earnings and to minimise the divergence between the Issuer’s effective interest rate and prevailing market interest rates.

The Issuer’s foreign exchange risk management and interest rate risk management policies will ultimately be a matter for the Issuer’s Board and senior management to develop over time and are subject to change or alteration as circumstances require.

Further information on the UFB Initiative and UFB Agreements

The New Zealand Government’s UFB Initiative aims to rollout the UFB FTTP network to 75 per cent of New Zealanders over 10 years and to maximise connections to the UFB Network. The agreements providing for the Chorus Group’s participation in the UFB Initiative are effectively conditional on Telecom implementing the Demerger. Together, these documents are known as the UFB Agreements and include:

•	the Interim Period Agreement (IPA);

•	the Network Infrastructure Project Agreement (NIPA);

•	the Deed of Operational and Governance Undertakings;

•	the CFH Subscription Agreement; and

•	the New Products Commitment Agreement (NPCA).

The following documents are also fundamental to the arrangements between Telecom and CFH for the purposes of Telecom’s participation in the UFB Initiative:

•	the Wholesale Services Agreement (WSA); and

•	the Kiwi Share Conversion Deed.

A summary of each of these documents is provided below.

Interim Period Agreement (IPA)

The IPA governs the contractual arrangement between Telecom and CFH for the interim period, being the period beginning on 24 May 2011 and ending on the Demerger Date (which must occur by 1 July 2012). Broadly, the IPA covers the following matters:

•	consultation and disclosure obligations with CFH during the interim period;

•	obligations relating to the financial position of the Chorus Group post-Demerger;

•	timetable milestones for the Demerger;

•	processes for finalising the WSA and the Fibre Undertakings;

•	obligations relating to the conversion arrangements for the New Zealand Government’s Kiwi Share in Telecom;

•	other process matters relating to the Demerger, including the New Zealand Government’s investment through CFH; and

•	termination rights for CFH and Telecom during the interim period (and costs reimbursement obligations in certain circumstances).

Key terms of the IPA

The Chorus Group’s financial position

Telecom must ensure that the financial position of the Chorus Group, immediately after the Demerger, will not be likely to materially adversely affect CFH’s rights under the UFB Agreements (or the WSA Reference Offer) or the ability of the Chorus Group to perform any material obligations under the UFB Agreements (or the WSA Reference Offer). If this requirement is not met, CFH will be entitled to terminate the IPA. Initially, CFH will make this assessment based on the information disclosed in this Base Prospectus and the Scheme Booklet, but the termination rights can also be triggered by any differences from the financial position disclosed in this Base Prospectus and the Scheme Booklet (and Telecom has a positive obligation to notify CFH of any matter or event that could reasonably be expected to be relevant to this assessment).

Telecom must also ensure that the Chorus Group’s interest bearing debt immediately after the Demerger does not materially exceed 300% of the Chorus Group’s forecast EBITDA for FY12. Telecom is to provide CFH with a directors’ certificate that these requirements are met and, if this certificate is not provided, CFH will be entitled to terminate the IPA.

Crown funding of CFH

CFH has provided written confirmation to the Issuer that the New Zealand Government has agreed to provide equity funding to CFH for the purposes of CFH performing its investment obligations under the CFH Subscription Agreement, and this confirmation includes commitments by CFH not to vary these equity funding arrangements without Telecom’s approval.

IPA termination rights

The IPA sets out a number of grounds on which both Telecom and CFH can terminate the IPA (and, in some cases, termination of the IPA also results in termination of the NIPA).

The IPA (and the NIPA) will terminate automatically if:

•	Demerger does not occur by 1 July 2012; or

•

there is a “no” vote by Telecom Shareholders on the Demerger Resolution (in these circumstances, the IPA will terminate 20 business days after the date of the Shareholder Meeting, unless there is a reasonable prospect of a subsequent “yes” shareholder vote being obtained prior to 1 July 2012.

If the IPA is terminated automatically, Telecom will pay CFH NZ$11 million as costs reimbursement; but any network assets built by Telecom prior to termination of the IPA remain in Telecom’s ownership (but Telecom does not have the right to call for CFH to subscribe for CFH Securities in respect of any Premises passed to that date).

In addition to these automatic termination events, the IPA may also be terminated by CFH in certain other circumstances (and NZ$11 million as costs reimbursement will generally be payable by Telecom to CFH). These circumstances include:

•	if the requirements relating to the Issuer’s financial position described above are not met;

•	if Telecom does not execute or deliver documents when required under the NIPA;

•	if certain “prescribed occurrences” occur (eg an insolvency event);

•	if the WSA or the Fibre Undertakings are not finalised in accordance with the process for these; and

•	if CFH reasonably believes (after consultation with Telecom) that there is not a reasonable prospect of Demerger occurring before 1 July 2012.

Telecom has more limited rights to terminate the IPA. Telecom also does not have a general termination right if it believes that the Demerger will not occur before 1 July 2012 (including if Telecom considers during the interim period that a “Yes” vote is increasingly unlikely), but in these circumstances CFH may be required to exercise its termination right at Telecom’s request.

Network Infrastructure Project Agreement (NIPA)

The NIPA governs the contractual arrangement between the Issuer and CFH relating, in general, to the design, build, delivery and operation of the UFB Network, and applies to the 24 UFB candidate areas awarded to Telecom by CFH.

The parties to the NIPA are CFH and Telecom, although Telecom’s rights and obligations will be transferred to the Issuer as a consequence of the Demerger. The NIPA was signed on 24 May 2011 and will continue until the later of: (i) the completion by the Chorus Group of the design and build obligations imposed by the NIPA; or (ii) 31 December 2019. More specifically, the NIPA covers the following matters:

•	the design, build and operation of a fibre fixed line network in the 24 UFB candidate areas awarded to Telecom by CFH;

•	governance of the Chorus Group fibre network business (including CFH’s role in the governance of the fibre network business);

•	the delivery of specified Layer 1 and Layer 2 services and products on the UFB Network at specified prices;

•	commitments to prioritising the fibre network (including obligations to promote fibre and support fibre uptake and restrictions on copper services and products); and

•	commitments relating to partnering (or similar) arrangements with local fibre companies (LFCs) in other UFB candidate areas.

Key terms of the NIPA

UFB Network - design, build and operation

Under the NIPA, Legacy Chorus (after Demerger, the Chorus Group) will design, build, own and operate the UFB Network, which comprises both new infrastructure deployed under the NIPA and Telecom’s existing fibre infrastructure existing as at 24 May 2011.

The design and build of the UFB Network comprises two components:

•	communal infrastructure (which will deliver fibre past Premises); and

•

the connection of Premises to the communal infrastructure as dictated by demand, with the Chorus Group meeting the cost of standard residential connections (including the network equipment in the customer’s home and in the exchange to enable service delivery).

The communal infrastructure will be built according to annual build milestones and must be complete by no later than 31 December 2019. Initial deployment of the communal infrastructure (to 2015), will focus on priority users (Premises relating to businesses (excluding home offices), schools, hospitals and health service providers). In addition:

•	Telecom must deliver the UFB Network in accordance with best industry practice and so that all Premises in the area covered by the NIPA are passed (essentially, capable of connection);

•	Telecom must also deliver the UFB Network in a way that meets agreed technical requirements and performs in accordance with agreed service levels;

•

the design, build and delivery of the UFB Network must enable providers of fibre access services to purchase Layer 1 services on an “equivalence of inputs” (EOI) basis after 1 January 2020, and the Chorus Group’s operational support systems and business support systems must also be capable of supporting EOI from 1 January 2020;

•	the UFB Network must be able to interoperate successfully with interconnected networks;

•	no modifications can be made to any part of the Network that are inconsistent with the NIPA, except with CFH’s approval; and

•

The Chorus Group will continually plan for the evolution of the UFB Network and appropriate operational and maintenance services and seek to improve its performance as measured against the agreed service levels.

The deployment of the new infrastructure (and the integration of Telecom’s existing fibre infrastructure with the new infrastructure) and the development of fibre services will be implemented in accordance with deployment plans (which comprise a master network deployment plan (covering the period from 1 July 2012 to 31 December 2019), together with annual network deployment plans and system and product plans:

•	network deployment plans will address order, commencement and completion date of the network deployment for the UFB candidate areas;

•

system and product plans will address performance milestones for fibre products’ delivery and development and implementation of various systems and processes relating to the network and fibre products; and

•	generally, the deployment plans are intended to be agreed between the Chorus Group and CFH, but CFH has final approval for specified matters if any plan is not agreed within set timeframes.

Performance milestones and service levels

The deployment of the UFB Network will also be subject to geographic performance milestones (which will be set as part of the annual deployment planning process). If the Chorus Group does not meet a performance milestone, it will generally be required to pay liquidated damages to CFH. The liquidated damages are payable under a detailed regime provided for in the NIPA but, in very general terms, involve daily liquidated damages for individual breaches, a higher level of liquidated damages for ongoing or recurring breaches (generally, over a 6 month period, referred to as an “Aggregate Breach). More serious ongoing or recurring breaches (generally, over a period of 12 months) can also lead to a Material Breach of the NIPA.

The deployment of systems and products on the UFB network is also subject to performance milestones (the timeframes for which will be set in the systems and product deployment planning process. Liquidated damages will also be payable for failure to meet these performance milestones, and ongoing failure to meet specified “core” performance milestones (over a period of 6 months) can also lead to a Material Breach of the NIPA.

The Chorus Group’s operation of the network is also subject to agreed service levels for provisioning (ie connection of customers within agreed periods), service availability (ie restoration of service) and connection of retail service providers to the UFB Network. If the Chorus Group does not meet a service level, it will generally be required to pay service default payments to CFH. These payments are payable under a detailed regime provided for in the NIPA but, in very general terms, involve payments for individual failures to meet service levels and a higher level of payments for ongoing or recurring failures to meet service levels. More serious ongoing or recurring breaches can also lead to a Material Breach of the NIPA.

Liquidated damages and service default payments are not payable in specified circumstances (eg if the failure was due to a force majeure event) and in these circumstances the Chorus Group will be entitled to a reasonable extension of the relevant performance milestone (with any disputes on any such extension subject to expert determination).

UFB Network governance

The NIPA allocates various decision-making rights over the term of the NIPA between CFH and the Issuer through the creation of certain governance committees/roles. The following individuals and groups have varying roles in relation to the design and build aspects of the UFB Network, the Chorus Group’s fibre business plan and the resolution of disputes relating to the Fibre Commitments:

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‘Relationship Managers’, for each of the Issuer and CFH, to act as a first point of contact for communications relating to the provision of the design, build, and operational and maintenance services of the UFB Network;

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the ‘Project Control Group’ (four members, two representatives from each of the Chorus Group and CFH) to oversee the technical, project management and operational issues relating to the design and build of the UFB Network by the Issuer;

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the ‘Steering Committee’ (up to seven members, three representatives from each of the Chorus Group and CFH and one independent person agreed between Chorus and CFH as chairperson), to oversee all material matters in relation to the Issuer deploying and operating the UFB Network; and

•

the ‘Senior Committee’ (3 members – the chairpersons of each of the Issuer and CFH and the chairperson of the Steering Committee), responsible for overseeing the decision-making rights around the Fibre Commitments and the Chorus Group’s fibre business plan where agreement cannot be reached by the Steering Committee and the Issuer’s Board.

In addition, following Demerger:

•

CFH will be entitled to nominate one person to be an independent director of the Issuer. The Issuer will consider this nominee in good faith, but the appointment and removal of any such nominee as a director of the Issuer will be made in accordance with law and the Issuer’s ordinary process for director appointments and removals; and

•	The Issuer must consult with CFH on the appointment of the senior executive responsible for fibre business, and gain CFH’s consent for the replacement of certain key personnel.

Within agreed limits, the decision making rights around the Issuer’s Fibre Business Plan (investment in the UFB Network beyond the contracted specifications, promotion of the network and behavioural like obligations in respect of the Chorus Group’s engagement with retail service providers) are ultimately the responsibility of the Senior Committee. The agreed limits are as follows, and any amount outside these agreed limits is the responsibility of the Issuer’s Board:

•	the expenditure on these items must satisfy a “fibre only operator” business case test;

•	the expenditure on those items must, in aggregate, fall within a NZ$10 million cap (but this cap does not apply to spend on next generation PON, which is only subject to the business case test); and

•	those items cannot require the Chorus Group to do things that go beyond what it is required to do under the Fibre Commitments.

The Issuer’s Board may overrule a Senior Committee decision on items in the Fibre Business Plan on the grounds that the expenditure falls outside the limits referred to above, but if CFH disagrees with this decision, CFH can refer this to an independent expert for determination. The role of the independent expert is to determine whether the Issuer’s Board was entitled to overrule the Senior Committee on these items, and the Issuer’s Board will be bound by the expert’s decision. CFH has similar rights to dispute a Senior Committee decision (including rights for the Issuer to escalate this to an independent expert).

Dispute Resolution

In the first instance, any issues that may affect the relationship between the parties will be raised by Relationship Managers. If the Relationship Managers are unable to resolve an issue it is escalated to the Project Control Group and then, if necessary, the Steering Committee.

If an issue cannot be resolved through these informal resolution process, then the issue will be resolved either by arbitration (for legal disputes) or by an independent expert determination (for financial and technical disputes).

A separate dispute resolution process is included in the Fibre Commitments.

Dividend Stopper

The Issuer will not, without CFH’s approval, pay any distributions on its ordinary shares during any period during which the Issuer’s credit rating is below investment grade. This obligation survives the termination or expiry of the NIPA, for as long as CFH holds CFH Debt Securities.

Services and Pricing Principles

The NIPA creates a supervisory role for CFH to ensure certain requirements in relation to the provision of services and their prices are adhered to within prescribed timelines. In particular, the Chorus Group is required to:

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offer the fibre access services specified in the NIPA from the relevant dates set out in the systems and product plan at or below the agreed pricing levels and on its standard terms (which must include the standard form WSA terms, and any specific terms relating to the service), from specified dates;

•	offer Layer 1 unbundled services on its standard terms, from 1 January 2020 (or prior to this date with CFH’s approval); and

•

obtain CFH’s approval to offer any additional telecommunications service over the UFB Network (ie a service other than those specified in the NIPA, or offer a “subsequent service” prior to 1 January 2020) and to vary the standard terms of offer, a specific WSA with an individual customer or any of the services specified in the NIPA.

Senior executives from the Chorus Group and CFH will also meet every two years to review market conditions for UFB services, the Chorus Group’s services (and their price levels and structures, and influence on take up of fibre services), the Chorus Group’s investment in UFB and projects for the price of UFB services after 1 January 2020 (if the Chorus Group is to recover its investment).

Fibre Commitments

The Fibre Commitments apply within the UFB candidate areas awarded to the Chorus Group. In addition, if the Chorus Group is successful in concluding partnering arrangements with other LFCs, the Fibre Commitments will also be extended to apply to the areas covered by any such partnering arrangements. The Fibre Commitments last for the duration of the NIPA, and a broadly equivalent set of commitments will apply (on a standalone basis) following completion of the build for as long as CFH holds any CFH Securities (or the parties agree to jointly terminate them).

Under the Fibre Commitments, the Chorus Group has made a number of undertakings relating to copper investment, fibre product development and assistance of fibre uptake within those UFB Candidate Areas to positively assist the New Zealand Government’s objective to maximise connections to the UFB network. The Chorus Group has committed to seek to maximise uptake on the fibre network consistent with the level of commitment of CFH’s LFCs and, because these LFCs are unlikely to be at the forefront of product development, the Chorus Group has also agreed that its commitment to fibre products and services innovation and development will (subject to satisfying a business case test) be consistent with relevant international benchmarks.

The Fibre Commitments are subject to a business case test which is designed to provide an objective measure of when the Chorus Group should undertake certain activities as if it were a fibre only access operator and confirm that the Chorus Group is not required to undertake activities that are not financially viable on the basis of fibre related investment, costs and revenue.

Other key terms of the Fibre Commitments include:

•	subject to certain safe harbours:

•	The Chorus Group will prioritise new investment in fibre access and uptake, and minimise ongoing investment in copper access assets in all future business plans; and

•

The Chorus Group will also offer only fibre access services in greenfield developments (over 20 lots), while for small developments and infill construction, fibre only access will be offered wherever the Premises are passed, or planned to be passed, by fibre access in the near future;

•	the safe harbours provide a number of agreed exceptions to these commitments:

•	The Chorus Group can continue to sell existing copper services and products over the existing network to existing and new customers;

•	these commitments only apply if fibre access services are available or will be imminently available in the relevant areas;

•	The Chorus Group can continue to provide services or make investments where required by any specific legal requirements applying to it; and

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The Chorus Group can continue to make other investments and offer other services to prevent customer migration to competitors, resolve or mitigate customer dissatisfaction and ensure (over the long term) that technology and customer requirements are anticipated and responded to;

•	The Chorus Group’s current planned VDSL technology upgrades and product development can continue within the scope of the existing cabinet footprint;

•

The Chorus Group will also continue to be able to respond to competition from other providers (including for copper products), provided it first consults with CFH (where it proposes to respond with competitive copper products, services or prices); and

•

The Chorus Group’s commitment to prioritise investment in, and promotion of, the fibre network must be evidenced on an ongoing basis (and the Chorus Group’s fibre business plans must provide for appropriate product marketing and branding expenditure, determined using the business case test). The Chorus Group will also need to be able to justify to CFH any investment in copper (over a minimum threshold) by reference to the agreed safe harbours.

National Partnering

The Issuer has committed to negotiations with certain other LFCs that own and operate fibre networks in UFB candidate areas which were not awarded to Telecom with a view to agreeing commercial partnering arrangements in those candidate areas. CFH will initiate and participate in these negotiations.

If the Issuer enters into a partnering arrangement with any of these LFCs, their candidate areas will be included in the areas which the Fibre Commitments apply to (see page 132 above).

Compensation

The NIPA provides for the application of compensation mechanisms for the Issuer if, during the term of the NIPA, the New Zealand Government makes specified changes to the regulatory regime for fibre which causes either actual costs or a loss of value for the Chorus Group. Compensation is provided via adjustments to contractual obligations (up to a value of NZ$350 million) under the regulatory compensation mechanism. However, CFH cannot be required to pay any additional cash amounts over and above the approximately NZ$929 million investment to which the Issuer is expected to have access.

Remedies for breach

Remedies available to CFH for breach of the NIPA by the Issuer comprise:

•	payment of liquidated damages for failure to meet performance milestones or service levels;

•

damages claims, or specific performance, for other breaches of the NIPA. The Issuer’s liability is capped at NZ$350 million over the term of the NIPA (but this cap does not apply to liquidated damages); and

•	for periods of prolonged or significant performance failure and in certain other specified circumstances (defined under the NIPA as Material Breach):

•	CFH has the right to step in and assume management control for the purpose of remedying the Material Breach; or

•	CFH can require the Issuer to pay it liquidated damages of NZ$50,000 per day (for up to 6 months); and

•

if the Material Breach remains unremedied (for at least 3 months), CFH can terminate the NIPA (and CFH can opt to exchange its CFH Equity Securities for voting preference shares or ordinary shares in the Issuer and to accelerate repayment of the CFH Debt Securities).

UFB - Material Breach

The NIPA specifies the circumstances in which a Material Breach occurs which, in general terms, includes the following:

•	the Issuer misses a network deployment performance milestone by a specified proportion of the premises to be passed; or

•	the Issuer misses a “core” performance milestone for systems or products by a specified period; or

•	the Issuer fails to meet service levels by specified proportions (these vary for different service levels); or

•	the Issuer suffers specified insolvency events; or

•	the Issuer is (or will be) subject to a material adverse event (defined as something that would mean that CFH is substantially deprived of the UFB objective in the Chorus Group coverage area); or

•	the Issuer repudiates the NIPA.

If a Material Breach occurs, CFH may by notice to the Issuer elect to:

(a)	require the Issuer to pay liquidated damages; or

(b)	assume day-to-day management control of the Issuer.

Liquidated damages are set at a daily rate of NZ$50,000. The period during which liquidated damages are payable will end on the date on which the Material Breach is remedied or the date on which CFH elects to assume management control. The maximum period during which liquidated damages are payable is six months. If the Material Breach is still occurring at the end of the period during which liquidated damages are payable, CFH will assume management control by providing notice to the Issuer.

CFH and the Issuer have agreed, for the benefit of the Chorus Group’s senior financiers, the obligation to pay these liquidated damages will be subordinated to the claims of the senior financiers.

CFH’s objective, and its rights, in undertaking management control are limited to remedy of the Material Breach and matters that are necessary for that remedy. Management control will end on the earlier of the date on which no Material Breach is occurring or CFH has decided to cease management control or the date on which CFH notifies the Issuer that it wishes to terminate the NIPA (subject to the consultation process described below). The period for management control must be at least 90 days and no more than 180 days.

Management control means that CFH will assume complete day-to-day management and control of the resources (including the management of subcontractors) and business activities of the Issuer that are necessary (in the reasonable opinion of CFH) to enable the Issuer to perform its obligations under the UFB Agreements.

CFH must exercise management control:

(a)	in a manner that is consistent with operating the Issuer on a going-concern basis; and

(b)	in good faith and in accordance with reasonable standards of commercial practice.

During the period of management control, CFH is to:

(a)	keep the senior financiers informed at all times of such matters as are reasonably required by the senior financiers;

(b)	consult with the senior financiers on actions proposed to be taken by CFH under the UFB Agreements to remedy the Material Breach; and

(c)	if applicable, and at the appropriate time (to be determined by CFH, acting reasonably), consult with the senior financiers to agree on a timetable for the end of the management control.

If CFH has assumed management control and a Material Breach is no longer occurring, CFH is to step-out of management control as soon as practicable in accordance with the plan agreed between CFH and the senior financiers.

If:

(a)	a Material Breach is occurring and has not been remedied;

(b)	CFH has assumed management control; and

(c)	CFH has reasonably determined that it is unlikely that the Material Breach will be remedied and, therefore, it wishes to take steps towards terminating the NIPA,

CFH will notify the senior financiers in writing and consult with the senior financiers about the proposed termination of the NIPA and/or the CFH Subscription Agreement for a period of not less than 30 days.

If a Material Breach is still occurring at the expiry of the consultation period, CFH may elect to terminate the NIPA.

CFH may not cancel or terminate the NIPA or the CFH Subscription Agreement prior to the end of the consultation with the senior financiers, unless an “immediate termination event”, as described below, has occurred.

CFH may terminate the NIPA in the following circumstances:

(a)	if an agreed specified “immediate termination event” occurs – these are insolvency-type events, and include:

•	a moratorium in respect of the Issuer’s borrowed money indebtedness in excess of NZ$10 million;

•	an order for the winding up, liquidation, dissolution or statutory management of the Issuer;

•	the Issuer ceasing to carry on all or a substantial part of its business (except for solvent reorganisations approved by CFH);

•

an encumbrancer taking possession, or a receiver being appointed, over all or any material part of the Issuer’s assets/business or a distress or execution of over NZ$10 million is levied or enforced under the Issuer’s assets (except where discharged in 30 days);

•

the Issuer being unable to pay its debts as they fall due, entering into negotiations with creditors to readjust or reschedule its general indebtedness or makes a general assignment for the benefit of, or an arrangement or composition with or for the benefit of, its creditors;

(b)	if a Material Breach has occurred and is still continuing after the completion of management control by CFH and the consultation period with the senior financiers;

(c)	if the Issuer challenges the enforceability of liquidated damages or default payments in any way whatsoever;

(d)	if the Issuer has been unable to provide all, or a substantial part of, the design and build or the operational and maintenance services in accordance with the NIPA as a result of a force majeure event or an act or omission of a third party for a continuous period of 90 business days.

In addition, the NIPA will terminate immediately:

(a)	if the IPA terminates before its scheduled expiry in certain limited circumstances (the IPA will cease to have effect after the date of Demerger); or

(b)	on the date the CFH Subscription Agreement expires, terminates or otherwise becomes void or is avoided for whatever reason.

If CFH terminates the NIPA following a Material Breach, it may, by notice to the Issuer, declare any CFH Debt Securities that it holds to be immediately due and payable.

Wholesale Services Agreement (WSA)

Under the NIPA, the Chorus Group is required to provide retail service providers with fibre access services specified in the NIPA from agreed dates set out in the systems and product plan.

These specified services must be offered on standard terms (termed the Reference Offer in the NIPA). The WSA will form part of these standard terms of offer. The WSA comprises the Chorus Group’s general terms (which is an ‘umbrella’ set of standard legal terms and conditions that will apply to all fibre access services) together with particular terms relating to a specific fibre access service (eg, price list, service level terms, service description, and operations manual), all of which must be approved by CFH. The WSA for an initial set of services under the contract was agreed with CFH on 25 August 2011, and Legacy Chorus has agreed to continue to discuss the WSA with retail service providers after this time if retail service providers have any concerns with the terms of the WSA.

The WSA must also be used as part of the standard terms of offer for any additional fibre access services (beyond those specified in the NIPA) that the Chorus Group wishes to provide on the UFB Network (unless CFH agrees to a variation to allow different terms to be used for that service).

If any of the specified or additional fibre access services are regulated (including by the New Zealand Commerce Commission), the NIPA and the standard terms of offer (including the WSA) will cease to apply to those regulated services if regulation applies to the prices that the Chorus Group can charge for those regulated services or the technical specifications of those services. In other circumstances, the Issuer and CFH will negotiate in good faith any amendments to the NIPA and the standard terms of offer (including the WSA) to reflect the effect of the regulation (with expert determination if the Issuer and CFH cannot agree on these amendments).

Deed of Operational and Governance Undertakings

Following receipt of the Final Court Orders, the Issuer will enter into the Deed of Operational and Governance Undertakings in favour of the Crown. The Deed of Operational and Governance Undertakings will impose certain operational and governance undertakings on the Issuer.

Board Composition

No person may, as from the Demerger Date, be appointed or hold office as a director of the Issuer who is an ‘Associated Person’ of a provider of telecommunications services in New Zealand. The definition of ‘Associated Person’ is similar to the definition of ‘Associate’ in the New Zealand Takeovers Code (a person would be an ‘Associated Person’ of a telecommunications services provider if they act jointly or in concert or if one is able to exert a substantial degree of influence over the other).

Services and Pricing Schedule

During the period up to 31 December 2019, no amendments may be made to the services and pricing schedule of the NIPA unless CFH has consented to such a change (and such consent may be withheld at CFH’s sole discretion).

The Issuer’s Constitutional Ownership Restrictions

The Issuer’s constitution will include ownership restrictions similar to the existing ownership restrictions in Telecom’s constitution (which are referred to above as the Kiwi Share Obligations). The New Zealand Governments prior written approval will be required for (a) any person to have a relevant interest in 10% or more of the shares in the Issuer, or (b) any person other than a New Zealand national to have a relevant interest in more than 49.9% of shares in the Issuer. The Issuer will commit to the New Zealand Government that:

(i)	The Issuer, its directors and its employees will comply with those constitutional provisions;

(ii)	The Issuer will ensure that the New Zealand Government’s approval is obtained in accordance with the ownership restrictions; and

(iii)	The Issuer will not take any step to remove or change the effect of the constitutional provisions.

A special resolution to change any of these constitutional provisions must be approved by 100% of the votes cast on the resolution (not 75%, as is required in other cases).

CFH Subscription Agreement

The CFH Subscription Agreement will provide for the issue of CFH Securities (being the CFH Equity Securities, CFH Debt Securities) and CFH Warrants, as well as their respective terms and conditions. The CFH Subscription Agreement is expected to be signed on the Demerger Date.

Transitional and Long Term Commercial Arrangements between the Chorus Group and New Telecom

Introduction

Following the Demerger, the assets of Telecom will be divided between New Telecom and the Chorus Group. As a result of this split of assets, and in order to ensure efficient use of resources and investment, New Telecom and the Chorus Group will enter various sharing arrangements.

The Telecommunications Amendment Act requires Telecom to prepare an asset allocation plan, which must specify how the assets and liabilities of Telecom (as at five working days before the plan is submitted) are intended to be allocated between New Telecom and the Chorus Group, and must specify how each asset or category of assets will be used to provide telecommunications services to the market. The Asset Allocation Plan must also specify the key terms of all the intended material sharing agreements between New Telecom and the Chorus Group.

The Asset Allocation Plan is required to be approved by the Minister for Communications and Information Technology and Telecom must ensure that, if it proceeds, the Demerger is carried out in accordance with, and gives full effect to, the Asset Allocation Plan as approved by the Minister. Failure to do so, without reasonable excuse, could result in the High Court ordering Telecom to pay the New Zealand Government a pecuniary penalty of up to $10 million.

On 25 July 2011 Telecom submitted the Asset Allocation Plan to the Minister for Communications and Information Technology to approve. A draft overview of the Asset Allocation Plan was published by Telecom on 26 July 2011 and can be viewed at http://investor.telecom.co.nz.

Asset Split

Following the Demerger, the Chorus Group’s key assets will include:

(a)	local access, fibre, copper and physical infrastructure and buildings throughout New Zealand;

(b)	local access electronics and aggregation; and

(c)	operational support systems and business support systems for managing wholesale service provider customers.

Following the Demerger, New Telecom’s assets will include:

(a)	service platforms for voice and data applications;

(b)	mobile network;

(c)	national backhaul fibre network;

(d)	some exchange buildings related to the national fibre backhaul network;

(e)	operating support systems and business support systems for provisioning end to end services;

(f)	sales/distribution channels and brand; and

(g)	investment in overseas assets, including AAPT and the 50 per cent ownership interest in the Southern Cross international cable.

Sharing Arrangements

As a result of the allocation of assets as between New Telecom and the Chorus Group, and in order to continue to provide services and products after Demerger without inefficient duplication of investment or the risk of severe business interruption, New Telecom and the Chorus Group will obtain services from each other following Demerger.

Sharing arrangements are defined in the Telecommunications Amendment Act as arrangements, contracts or understandings between New Telecom and the Chorus Group for the purpose of providing either, or both, post-Demerger, with access to, or continued use of, a system, asset or service that is owned or controlled by Telecom at the close of the day before the Demerger Date (subject to certain specified exclusions).

Arrangements, agreements, contracts or understandings between New Telecom and the Chorus Group in relation to services that are regulated by another instrument (such as a Standard Terms Determination, the deeds of undertaking as referred to on pages 111 and 112 of this Base Prospectus, or the terms of a deemed TSO instrument) are excluded from the definition of sharing arrangements under the Telecommunications Amendment Act. Examples of the types of services that are therefore likely to be excluded from the sharing arrangements definition include fibre based services such as Bitstream products and Direct Fibre Access (as they are expected to be regulated by the draft Fibre Undertakings); UBA Backhaul (as it is expected to be regulated by the draft Copper Undertakings); and unbundled bitstream access (as it is regulated by a Standard Terms Determination).

The Minister for Communications and Information Technology is also able to exempt arrangements from the definition of sharing arrangements. There are currently no exemptions in place.

In accordance with the Telecommunications Amendment Act, all sharing arrangements will be subject to New Zealand Commerce Commission scrutiny over and above any regulatory requirements existing outside the framework of the Telecommunications Act. Specifically, the Telecommunications Amendment Act requires that all sharing arrangements:

(a)	are recorded in writing;

(b)	are on arm’s length terms;

(c)	are unlikely to harm competition in any telecommunications market; and

(d)	ensure the protection of confidential commercial and customer information.

New Telecom and the Chorus Group must, no later than 10 working days after separation day, provide the New Zealand Commerce Commission with a copy of all sharing arrangements executed prior to the Demerger Date. If New Telecom and the Chorus Group enter into any sharing arrangements after the Demerger Date, they must also provide the New Zealand Commerce Commission with a copy of the proposed arrangement prior to execution, and a copy of the executed agreement. Both New Telecom and the Chorus Group are required to collect and retain information relating to the operation and performance of the sharing arrangements to enable the New Zealand Commerce Commission to monitor compliance with their terms and the requirements of relevant legislation.

The Chorus Group is required to commit to a reasonable plan containing timeframes for a transition to end sharing arrangements. This obligation is contained in the draft Copper Undertakings and it is proposed to be produced 12 months after the Demerger Date and then updated annually. The draft Copper Undertakings do not require such plan to include fixed deadlines or milestones.

The Telecommunications Amendment Act provides the New Zealand Commerce Commission with broad investigative powers and the ability to require amendments to sharing arrangements where they do not meet the requirements of the Telecommunications Amendment Act. Failure to rectify any non-compliance or comply with an amendment direction from the New Zealand Commerce Commission can result in fines of up to $10 million (and $500,000 per day).

A waiver has been granted by NZX from the requirement in Listing Rule 9.2.1 to obtain specific shareholder approval for the entry into the sharing arrangements.

Overview of commercial agreements between the Chorus Group and New Telecom including sharing arrangements

As at the date of this Base Prospectus, the material categories of commercial agreements (including sharing arrangements) to be entered into between the Chorus Group and New Telecom are as follows:

(a)	commercial service agreements for products/services provided by the Chorus Group;

(b)	Shared Systems Agreement;

(c)	Network Electronics Sharing Arrangement;

(d)	co-location agreements (including a commercial co-location agreement and a wireless co-location agreement), a master lease, and a lease for employees;

(e)	fibre arrangements;

(f)	Transitional Services Agreement;

(g)	Agency Agreement; and

(h)	Gen-i Business Agreement.

These commercial arrangements, including sharing arrangements, will take effect from the Demerger Date.

Products/Services the Chorus Group will supply to all retail service providers

Following Demerger, the Chorus Group will supply various products and services on commercial terms to all retail service providers, including New Telecom.

These products and services will be offered under one of three umbrella services agreements:

(a)	the CFH Wholesale Services Agreement (WSA);

(b)	the Chorus Services Agreement; and

(c)	the Chorus Wholesale Services Agreement.

The terms of these umbrella services agreements vary, but are either based on templates widely used by Telecom with its existing customers or as agreed with CFH.

The Chorus Group will also supply legacy copper bitstream services to New Telecom under the Chorus Wholesale Services Agreement but, consistent with the draft Copper Undertakings, those services will not be available to other retail service providers. Services that supersede those legacy copper services are available to other retail service providers.

Many of the services provided by the Chorus Group under these service agreements will be subject to the Chorus Group’s deeds of undertaking as referred to on pages 111 and 112 of this Base Prospectus. As such the arrangements in relation to those services will not be sharing arrangements as defined in the Telecommunications Amendment Act. Accordingly, those services will not be subject to the requirements applying to sharing arrangements under the Telecommunications Amendment Act. Provision of those services will, however, be subject to the requirements of the relevant deeds.

The WSA as agreed to between CFH and Telecom will govern the supply of wholesale fibre access services to be provided by the Chorus Group to retail service providers.

The Chorus Services Agreement is based on the Chorus Services Agreement in use prior to the Demerger Date. The services that the Chorus Group will provide under the Chorus Services Agreement will be those services that were supplied by Telecom under the Chorus Services Agreement prior to the Demerger Date. The standard Chorus Services Agreement provides for the supply of services until the term specified in a Chorus Service Agreement schedule expires, the retail service provider gives the Chorus Group three months’ notice or on termination for default. In addition the standard Chorus Services Agreement provides that either party may end the agreement on at least six months’ prior notice.

The Chorus Wholesale Services Agreement is based on the existing Telecom Wholesale Services Agreement in use prior to the Demerger Date. The services that the Chorus Group will supply under the Chorus Wholesale Services Agreement will be those services that were supplied by Telecom under the Telecom Wholesale Services Agreement prior to the Demerger Date. The standard Chorus Wholesale Services Agreement provides for a term of 12 months, or until such time that the retail service provider gives the Chorus Group a minimum of three months’ notice or the agreement is terminated for default.

Where New Telecom has particular requirements in order to meet its obligations under the TSO, these will be reflected in appropriate detail in the relevant commercial agreement between the Chorus Group and New Telecom. This is most relevant to the Baseband service, but will also apply to some backhaul, co-location and field services agreements.

The Chorus Group will also supply regulated products to New Telecom under the applicable Standard Terms Determinations.

Shared Systems Agreement

Legacy Chorus and Telecom Wholesale are currently provided with a range of services by Telecom’s Technology and Shared Services (T&SS) business unit including:

(a)	shared business processes (eg Fulfil, Assure and Bill);

(b)	technology operational management of shared IT infrastructure and systems; and

(c)	consultation, design and build services related to shared IT infrastructure and systems.

After Demerger, the T&SS business unit will be part of New Telecom and will provide similar services to the Chorus Group as well as New Telecom. In order to minimise customer impact, migrations (and associated risk), industry cost and investment in legacy products, the Chorus Group will continue to use existing shared capability. Over time, the Chorus Group will develop its own independent IT systems and processes to support its structural separation and will migrate away from shared systems and processes.

The ownership of shared systems assets as reflected in the Asset Allocation Plan has been allocated between New Telecom and the Chorus Group in accordance with two core principles:

(a)	allocation to the party with the predominant use of a shared system; and/or

(b)	allocation to the party with the greatest requirement for future change related to a shared system.

The Shared Systems Agreement governs the ongoing shared systems relationship between New Telecom and the Chorus Group and covers New Telecom providing to the Chorus Group:

(a)	technology and operations management services (provided in relation to the Chorus Group owned shared systems and the Chorus Group owned non-shared systems located in a New Telecom data centre);

(b)	business operations services (eg Fulfil, Assure and Bill); and

(c)	consultation, design and build services, and

the Chorus Group providing to New Telecom:

(a)	technology and operations management services (access to and use of the Chorus Group owned shared systems); and

(b)	business operations services.

The Chorus Group will use existing systems, including systems developed to support the Operational Separation Undertakings, to begin developing its fibre product capability and to support its current customers. Some of these systems will be owned by the Chorus Group and also support New Telecom.

The overarching pricing principle for these services will be cost recovery. Costs and allocation proportions for most services will be reviewed from 30 June 2012 on six or 12 month cycles depending on service type. Ad hoc cost reviews are available for major changes that have a material effect on the costs of providing services.

The costs for changes made to shared systems will be allocated as follows:

(a)	for maintain/sustain changes, the owner of the shared system pays; and

(b)	for all other changes, the requesting party pays.

There are a number of natural incentives for the Chorus Group and New Telecom to move away from this sharing arrangement over time, including:

(a)	the cost and complexity for the Chorus Group operating separate technology arrangements/assets for managing fibre and copper services;

(b)	the reduced flexibility and autonomy for each party inherent in sharing IT infrastructure; and

(c)	the reasonable endeavours obligation for the service provider to achieve the prescribed service levels.

If either party wishes to exit use of a shared system or a related service, the parties will agree the process, timeframe and costs for exit, taking account of the necessary technical and operational requirements for exit and the remaining economic life of the affected assets (if any). The overarching principles relating to a party exiting a shared system or related service are that:

(a)	a party should not be prevented from exiting the sharing arrangement; and

(b)	the other party should not be unduly penalised as a result of that party’s exit. Accordingly, early exit will carry greater costs than later exit due to amortisation and completion of minimum external cost sharing contributions over time.

When a party that owns a shared system exits the use of that system, if the non-owning party was the predominant user of that system, the system will be transferred to the non-owning party. The price for the system will be calculated as the tax net book value of the system multiplied by the owner’s proportion of use of that system prior to exit.

This arrangement will be subject to a three tier governance framework and the oversight of an Architectural Governance Board, which will be responsible for managing the technical architecture relating to the shared systems. Each party will be equally represented at each level of the governance framework and decisions will be by consensus. Decisions which are referred and recommendations to the Architecture Governance Board will be guided by a set of agreed principles. At any point in the governance process, either party may require an independent facilitator to be engaged to assist in the resolution of an issue which has been referred to governance. Where the parties are unable to resolve an issue via the prescribed escalation processes, arbitration will be the final mechanism for determination of issues with certain defined exceptions expected to apply.

Master Network Electronics Sharing Agreement

The Chorus Group will grant to New Telecom and New Telecom will grant to the Chorus Group the right to use certain network electronics (to the extent that such equipment is used at the Demerger Date) for the life of that equipment (which is expected to vary from several months to up to ten years). The equipment covered by the Master Network Electronics Sharing Agreement includes:

(a)	DWDM transport equipment;

(b)	transport radio antennas and feeders;

(c)	network routers;

(d)	PDH equipment systems;

(e)	SDH equipment systems; and

(f)	ATM equipment.

The network electronic equipment included in this sharing arrangement excludes any equipment relating to New Telecom’s mobile network.

The non-owner agrees to use the network electronics on an “as is, where is” basis. The owner is required to maintain the network electronics being made available to the other party without reference to the other party’s interests (ie it cannot discriminate between those assets it uses itself and those assets it makes available to the other party in accordance with these arrangements).

The major costs associated with the network electronics subject to this sharing arrangement are fixed usage costs for three years, charges incurred in undertaking agreed adds, moves and changes to the assets (carried out and paid for by the Chorus Group) and costs arising out of new investment which will be calculated on a pro rata basis with reference to the usage of the relevant network electronics assets.

Either party may undertake new investment provided that investment does not have a detrimental effect on the other party. Business-as-usual investment by a party in its network electronics assets that may have a detrimental effect on the other party must be consistent with the owning party’s investment plans and forecasting, or as otherwise agreed with the other party.

If either party wishes to exit use of a network electronics asset, the parties will agree the process, timeframe and costs for exit, taking account of the necessary technical and operational requirements for exit and the remaining economic life of the affected assets (if any). The overarching principles relating to a party exiting a network electronics asset are that:

(a)	a party should not be prevented from exiting the sharing arrangement; and

(b)	the other party should not be unduly penalised as a result of that party’s exit. Accordingly, early exit will carry greater costs than later exit due to amortisation and completion of minimum external cost sharing contributions over time.

When a party that owns a shared networks electronic asset exits use of that asset, if the non-owning party was the predominant user of that asset, the asset will be transferred to the non-owning party. The price for the asset will be calculated as the tax net book value of the asset multiplied by the owner’s proportion of use of that asset prior to exit.

This arrangement will be subject to a similar governance escalation process to that in relation to shared systems.

Co-location Agreements, Master Lease and Lease for Employees

Following the Demerger, the split of assets between the Chorus Group and New Telecom will result in some exchanges being retained by New Telecom, with a majority being owned by the Chorus Group. Access to these exchanges is crucial to each party so that they can continue to access their assets and equipment to provide services to their customers and meet the appropriate service levels.

It is proposed that there will be four categories of arrangements from a property perspective:

(a)	Where Party A occupies a room or other defined and separately delineated space within Party B’s exchange, and that space is exclusively occupied by Party A, then a lease will be granted by Party B to Party A in the form of the master lease. It is anticipated this arrangement will be the predominant arrangement to be used for the Chorus Group in New Telecom exchanges.

(b)	Where Party A owns equipment within Party B’s exchange, but this equipment is intermingled with other equipment (whether owned by Party B or another third party) such that the space is not exclusively occupied by Party A, Party A will be granted a licence in the form of a co-location agreement.

(c)	The third category of arrangement is for non-exchange buildings, predominantly mobile/radio sites. Where there is a shared use, the other party will be granted occupational rights based on the Chorus Group’s wireless co-location product, which is an industry standard. Where it is appropriate to the space to be used and occupied by the grantee, a lease will be granted.

(d)	The final category relates to employees of either party who, following Demerger, will be working within a building owned by the other party. A short term lease at a commercial rent will be granted to the non-owner in respect of the space occupied by its employees.

The agreements governing occupational rights in buildings will include covenants pursuant to which the owner will agree to maintain the building and building services in accordance with its existing state.

Telecom’s exchanges are currently categorised using “tiers” which reflect the infrastructure including power and building services available in each exchange. Charges are based on the relevant tier, reflecting the costs of providing co-location services in the building. The concept of the tier standard already exists in current co-location arrangements with third parties for space in Telecom’s exchanges. The master lease and commercial co-location prices are based on the tier status of the building, both where New Telecom will be the landlord and where the Chorus Group will be the landlord. Chorus currently offers co-location services to the market using this pricing construct. Pricing for wireless co-location and office space occupied by employees will be market based.

The term of the master leases to be granted to the Chorus Group will be up to 35 years (including renewals) and those to be granted to New Telecom will be up to nine years (including renewals) or more. The terms for the commercial co-location agreement are anticipated to be nine years (including renewals) for licences granted to New Telecom (however, in relation to PSTN equipment, in the event that the Chorus Group’s fibre investment plan has the effect of requiring New Telecom to stay beyond the term, then the term will roll over accordingly). In each case, rent will be paid monthly in advance.

Fibre Arrangements

In relation to fibre, the Chorus Group and New Telecom have agreed to enter into a Master Fibre Repair Agreement which provides that the Chorus Group will repair New Telecom’s fibre to agreed minimum specifications where it is damaged or suffers degradation over its life.

In accordance with the Asset Allocation Plan, ownership of Telecom’s existing fibre (excluding fibre associated with international services) will be split on Demerger between the Chorus Group and New Telecom so that New Telecom will retain ownership of the fibre capacity on certain national transport fibre links and backhaul links that are crucial to New Telecom in order to continue to provide telecommunications services to its customers and the Chorus Group shall own the rest of Telecom’s existing fibre.

New Telecom shall have the following interests in fibre upon Demerger:

(a)	where fibre was owned by Telecom, ownership in that fibre will be split between New Telecom and the Chorus Group; and

(b)	where Telecom had an interest (by way of a licence, indefeasible right of use or other access right) in fibre owned by a third party, the Chorus Group and New Telecom shall enter into a separate contractual arrangement to permit access or use of the relevant fibre (to the maximum extent permitted by the relevant third party agreements), such that New Telecom will retain ownership (or interests to the extent permitted by (b) above) in fibre strands required to deliver a diverse national backhaul network.

The Master Fibre Repair Agreement provides that repair of the New Telecom fibre will be conducted by the Chorus Group and the costs paid by New Telecom for such repairs shall be based on a pro-rata recovery of actual costs incurred apportioned between the parties in proportion to the ownership of the fibre strands at the point where the repair is made.

After the later of 25 years from the date of installation of the relevant fibre or 90 months from the Demerger Date (a sunset period), the Chorus Group will no longer be obliged to contribute (on a proportional basis) to the cost of repairs/replacement of degraded fibre to bring such fibre up to a “minimum specification”, where the Chorus Group itself does not also require such repairs to its own fibres. There is no sunset period relating to the cost sharing of repair/replacement of fibre damaged by an event (such as a digger cutting through a cable). In these cases the costs of repair/replacement shall be shared (on a proportional basis) for as long as the fibre has a “useable life”.

All existing access rights will be transferred to the Chorus Group on an “as is” basis and New Telecom accepts that the Chorus Group’s repair obligations will be subject to those access rights.

The Master Fibre Share Repair Agreement shall continue until New Telecom ceases to hold any interests in the New Telecom fibre or it is otherwise terminated in accordance with its terms. There will be a reciprocal mechanism for each party to give written notice that it has relinquished its fibre or that its interest in specified fibre has been extinguished.

Transitional Service Agreement

In the short to medium term following Demerger (expected to be between six to 31 months), certain corporate and enterprise capabilities that were provided centrally prior to Demerger will continue to be required by both the Chorus Group and New Telecom while each party is given sufficient opportunity to independently develop its own capabilities or to engage third parties for the provision of the required services. In addition, the Chorus Group will continue to provide services, primarily in the property and records area, where these services were provided to the whole of Telecom prior to Demerger. These services are to be provided under a Transitional Services Agreement for a transitional period.

The majority of services supplied under the Transitional Service Agreement will be provided from the Demerger Date until 30 June 2014 unless the Transitional Service Agreement specifies otherwise or the customer elects early termination of the service. Early termination of a service may occur where the customer provides notice (in most cases, no less than six months prior to termination) to the supplier, subject to the following:

(a)	the services to be terminated will not affect the provision of any other transitional services; and

(b)	where the supplier incurs additional cost or liability due to the termination, the customer will bear the costs of, and liabilities associated with, such termination.

The Transitional Services Agreement requires the services to be provided to the same level as those services were provided immediately prior to the Demerger (to the extent that such services were provided prior to the Demerger). Consistent with similar transitional arrangements in other major transactions involving a separation of businesses, there will not be financial consequences to a party for failure to meet service levels, with a view to creating incentives for the parties to move away from the services onto either an internally provided service or an alternative provider within the transitional term.

The pricing principle for these services is cost recovery. Some services have a non-adjusting fixed cost-basis. Other service charges and the allocation of cost proportions between the parties will be reviewed from 30 June 2012 on six or 12 month cycles depending on the type of cost or proportion. Ad hoc cost reviews are available for major changes that have a material effect on the costs of providing services.

Agency Agreement

In order to meet industry preference and to satisfy the Chorus Group’s open access deeds of undertaking to provide UBA services bundled with a local access and calling service, the Chorus Group will provide agency services to New Telecom only, in relation to the sale and management of agreed parts of New Telecom’s wholesale services portfolio (in addition to the local access and calling service).

Other retail services providers have specifically requested that certain wholesale services be available from the Chorus Group as a “one-stop shop” avoiding the need for these retail service providers to deal with both the Chorus Group and New Telecom in relation to the relevant wholesale product set.

The services to be provided by the Chorus Group under this sharing arrangement include:

(a)	PSTN resale services (including Homeline and Business Line, smartphone Services and NCA Activation);

(b)	PSTN and IP interconnection;

(c)	international data products;

(d)	legacy data services, including grandfathered bitstream services; and

(e)	commercial wholesale services.

As New Telecom’s agent, the Chorus Group will be responsible for:

(a)	managing the day-to-day relationship with the retail service provider, specifically including account management and service delivery management;

(b)	performing business communications and marketing functions between New Telecom and the retail service provider; and

(c)	performing certain specified services, including:

(i)	order capture and entry; and

(ii)	billing, collection and managing billing enquiries and disputes.

New Telecom will be responsible for:

(a)	retaining the commercial (contractual) relationship with the service provider (ie contracts managed by the agency are between New Telecom and the other service providers);

(b)	owning the products (eg product life cycle management, development and profitability);

(c)	providing the product/service;

(d)	reporting the gross customer revenue (excluding UBA and any other Chorus Group services that are sold together with the agency related services);

(e)	paying for all costs including product inputs (eg copper input products) and the agreed agency fee; and

(f)	carrying the credit risk of a default by the other retail service provider.

New Telecom and the Chorus Group have limited rights to terminate the Agency Agreement during its first five years. The Agency Agreement is non-exclusive and New Telecom is free to develop its own separate channel for these products. Where the Chorus Group is still subject to a regulatory requirement to provide bundled UBA and local access and calling services, New Telecom must make available any necessary inputs to enable the Chorus Group to meet such regulatory requirements. The Agency Agreement cannot be terminated until the terms on which such inputs are to be provided have been agreed.

New Telecom will pay the Chorus Group a cost based agency fee plus a margin which is at risk for failure to meet certain service levels. Payments under the Agency Agreement do not relate to revenue targets for Chorus Group sales of New Telecom products and pricing for the New Telecom products is set by New Telecom. The service fee is fixed to 30 June 2012 and thereafter reviewed annually.

Gen-i Business Agreement

New Telecom will provide mobile and fixed telephony products to the Chorus Group under the Gen-i Business Agreement. The term of this agreement is up to 36 months or until such time that either party terminates the service (with three months’ written notice and payment of any early termination charges) or until Gen-i provides notice of the cessation of any service.

Litigation

Litigation and disputes to be assumed by the Chorus Group

The Chorus Group will assume the economic benefit, risk and liabilities of the following litigation and disputes. There can be no assurance that such litigation will not have a material adverse effect on the Chorus Group’s business, financial condition or results of operations.

New Zealand

TSO Determinations

On 2 August 2011 Telecom and Vodafone announced that they had entered a full and final settlement of the various proceedings that they had initiated in relation to the New Zealand Commerce Commission’s TSO determinations for FY04, FY05, FY06, FY07 and FY08. The terms of the settlement are confidential to the parties. The settlement followed the Supreme Court hearing in February 2011 of Telecom’s and Vodafone’s appeals in respect of the determinations for FY04, FY05, and FY06. Telecom and Vodafone have advised the New Zealand Commerce Commission and the Supreme Court of the settlement and now await the New Zealand Commerce Commission’s advice on whether the New Zealand Commerce Commission wishes to proceed with its appeal, and the Supreme Court’s decision on whether it will deliver a judgment in relation to the New Zealand Commerce Commission’s appeal. (The Court has already indicated that it is unlikely to issue a judgment in respect of the Telecom and Vodafone appeals.) Once the Supreme Court’s decision and New Zealand Commerce Commission position are known, Telecom (pre separation) and the Chorus Group (post separation) will determine how to deal with any residual issues arising from the High Court’s decision directing that the New Zealand Commerce Commission re-determine the FY05 and FY06 determinations and the FY09 and FY10 determinations which are pending awaiting the outcome of the Supreme Court proceedings.

Weathertight Homes claim

Telecom has been joined as one of numerous respondents in a claim lodged through the Weathertight Homes Resolution Services. The claim relates to a property development site called ‘Ellerslie Park’ where Telecom installed external telephone junction boxes. While the claim against Telecom is small, liability could be joint and several. Telecom unsuccessfully applied to strike out the claim. A hearing in April 2011 was vacated pending the Auckland City Council’s application to judicially review a determination of the adjudicator to refuse its removal application. No new hearing date has been set for the substantive proceedings. If Telecom is found to have caused or contributed to the damage suffered by the claimants then the Chorus Group will be required to pay damages in an amount that is fair and equitable. The current claim is approximately NZ$5m.

SLES dispute

In October 2010, the New Zealand Commerce Commission announced the commencement of an investigation into Telecom’s alleged breach of the Operational Separation Undertakings (the obligation not to discriminate) in respect of Legacy Chorus’ provision of SLES and Telecom Wholesale’s failure to provide UBA with SLU and SLES. On 26 May 2011, the New Zealand Commerce Commission announced that it had decided to issue enforcement proceedings alleging that Telecom is likely to have discriminated in breach of the Operational Separation Undertakings by failing to provide other telecommunications service providers with UBA in conjunction with SLES, when it provided an equivalent service to its own retail business. Any enforcement proceedings would involve the New Zealand Commerce Commission seeking a pecuniary penalty and also could include the New Zealand Commerce Commission seeking compensation on behalf of other service providers. On 19 July 2011, CallPlus Limited and Kordia Limited have notified Telecom of claims (based on contract, estoppel and the Fair Trading Act) in relation to the same matter, although have not commenced proceedings. The quantum of the claims is stated to be NZ$65 million and NZ$74 million respectively. While CallPlus’ and Kordia’s claims for compensation, as currently framed, are distinct from any claim by the New Zealand Commerce Commission for access seeker compensation and a claim for pecuniary penalties, the size of the CallPlus and Kordia claims indicates that the New Zealand Commerce Commission claims could be of a similar scale. However, there is likely to be considerable overlap between the various claims which a Court would seek to eliminate in any damages or penalty awards against Telecom, should its defence to these claims fail.

Land claims

Interests in land included in property, plant and equipment purchased from the New Zealand Government may be subject to claims to the Waitangi Tribunal or deemed to be wāhi tapu and, in either case, may be resumed by the New Zealand Government. Certain claims have been brought or are pending against the New Zealand Government under the Treaty of Waitangi Act 1975. Some of these claims may affect land transferred to Telecom by the New Zealand Government and which is expected to be transferred to the Chorus Group on Demerger. In the event that land is resumed by the New Zealand Government, there is provision for compensation to Telecom and consequently to the Chorus Group.

Other claims

Various other lawsuits, claims and investigations have been brought or are pending against Telecom and its subsidiaries, none of which is expected to have a significant effect on the financial position or profitability of the Chorus Group.

The Chorus Group cannot reasonably estimate the adverse effect (if any) on the Chorus Group if any of the foregoing outstanding claims or inquiries are ultimately resolved against the Chorus Group interests. There can be no assurance that such cases will not have a significant effect on the Chorus Group’s business, financial condition, position, results of operations or profitability.

Insurance

Up until the Demerger Date, Telecom and its subsidiaries (including Legacy Chorus) will have the benefit of Telecom’s current insurance policies, including the insurance provided by Telecom’s captive insurance company, Teleco.

From the Demerger Date, Teleco will cease to provide any insurance to the Chorus Group in respect of claims that occur on or after the Demerger Date.

The Chorus Group will put in place its own insurance arrangements for damage to assets (and resultant business interruption) and liabilities relating to claims that might arise from the Chorus Group’s activities post-Demerger. It is not the intention for the Chorus Group to have its own captive insurance company post the Demerger Date. The Chorus Group’s insurance policies will be placed with insurers of acceptable security and the levels of retained risk and coverage purchased will be appropriate to its business activities, subject to insurance being available on commercially reasonable terms.

Claims under general and product liability insurance policies arising from activities prior to the Demerger Date will continue to be insured under New Telecom’s insurance programme regardless of when any claim is reported. General and product liability claims arising from the Chorus Group’s activities post the Demerger Date will need to be insured under the Chorus Group’s insurance programme.

Claims under errors and omissions liability insurance policies that are reported prior to the Demerger Date will be insured under Telecom’s insurance programme. Claims reported post the Demerger Date will not be insured under New Telecom’s insurance programme. The Chorus Group will need to obtain its own insurance to cover such post-Demerger activities.

Directors and officers insurance is on a ‘claims made basis’. Directors and officers of Telecom (including Legacy Chorus) are covered for all liabilities arising from activities leading up to the Demerger Date. The Telecom directors and officers liability policy will continue post-Demerger covering both present and past directors and officers of Telecom including the Demerger process and Legacy Chorus activities leading up to the Demerger Date.

From the Demerger Date, the Chorus Group will have its own directors and officers liability insurance policy in place. This will provide insurance for the liabilities of the directors and officers of the Chorus Group in relation to claims arising from the date of their appointment as a director or officer of the Chorus Group.

TAXATION

The following is a general description of certain tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes, whether in the countries described below or elsewhere. Prospective purchasers of Notes should consult their own tax advisers as to which countries’ tax laws could be relevant to acquiring, holding and disposing of Notes and receiving payments of interest, principal and/or other amounts under the Notes and the consequences of such actions under the tax laws of those countries. This summary is based upon the law as in effect on the date of this Base Prospectus and is subject to any change in law that may take effect after such date.

EU Savings Tax Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income (the Directive), Member States are required to provide to the tax authorities of another Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction or for to an individual resident in that other Member State or certain limited types of entities established in that other Member State.

However, for a transitional period Luxembourg and Austria are instead required (unless during that period they elect otherwise) to impose a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). In addition, a number of non-EU countries including Switzerland and certain British and Dutch dependent or associated territories have adopted similar measures (a withholding system in the case of Switzerland) with effect from the same date.

If a payment were to be made or collected through a Member State or a non-EU country or territory which has imposed a withholding system and an amount of, or in respect of, tax were to be withheld from that payment, neither the Issuer, the Guarantors nor any Paying Agent or any other person would be obliged to pay additional amounts with respect to any Note as a result of the imposition of such withholding tax (see Condition 13(a) (Taxation) of the Conditions). However, the Issuer is required to maintain a Paying Agent in a Member State that is not obliged to withhold or deduct tax pursuant to the Directive (see Condition 17(b) (Trustee and Agents) of the Conditions).

The European Commission has proposed certain amendments to the Directive which may, if implemented, amend or broaden the scope of the requirements described above.

Luxembourg Taxation

The following is a general description of certain Luxembourg tax considerations relating to the Notes. It specifically contains information on taxes on the income from the Notes withheld at source and provides an indication as to whether the Issuer assumes responsibility for the withholding of taxes at the source. It does not purport to be a complete analysis of all tax considerations relating to the Notes, whether in Luxembourg or elsewhere. Prospective purchasers of the Notes should consult their own tax advisers as to which countries’ tax laws could be relevant to acquiring, holding and disposing of the Notes payments of interest, principal and/or other amounts under the Notes and the consequences of such actions under the tax laws of Luxembourg. This summary is based upon the law as in effect on the date of this Prospectus. The information contained within this section is limited to withholding taxation issues, and prospective investors should not apply any information set out below to other areas, including (but not limited to) the legality of transactions involving the Notes.

All payments of interest and principal by the Luxembourg Paying Agent (“BNP Paribas Securities Services, Luxembourg Branch”) under the Notes can be made free and clear of any withholding or deduction for or on account of any taxes of whatsoever nature imposed, levied, withheld, or assessed by Luxembourg or any political subdivision or taxing authority thereof or therein, in accordance with the applicable Luxembourg law, subject however to:

(i)	the application of the Luxembourg law of 21 June 2005 implementing the European Union Savings Directive (Council Directive 2003/48/EC) and providing for the possible application of a withholding tax (15% from 1 July 2005 to 30 June 2008, 20% from 1 July 2008 to 30 June 2011 and 35% from 1 July 2011) on interest paid to certain non Luxembourg resident investors (individuals and certain types of entities called “residual entities”) in the event of the Issuer appointing a paying agent in Luxembourg within the meaning of the above-mentioned directive (see, paragraph “EU Savings Tax Directive” above);

(ii)	the application as regards Luxembourg resident individuals of the Luxembourg law of 23 December 2005 which has introduced a 10% final withholding tax on savings income (i.e. with certain exemptions, savings income within the meaning of the Luxembourg law of 21 June 2005 implementing the European Union Savings Directive). This law should apply to savings income accrued as from 1 July 2005 and paid as from 1 January 2006.

Responsibility for the withholding of tax in application of the above-mentioned Luxembourg laws of 21 June 2005 and 23 December 2005 is assumed by the Luxembourg paying agent within the meaning of these laws and not by the Issuer.

New Zealand

Where used in this section, “interest” means interest as defined under New Zealand tax legislation for withholding tax purposes, which under current legislation includes the excess of the redemption amount over the issue price of any Note.

Non-Resident Withholding Tax

Although New Zealand law requires a deduction on account of non-resident withholding tax to be made from the payment of interest to any holder of a Note who is not a New Zealand Holder (as defined below), the Issuer and the Guarantors (as applicable) intend (for so long as it does not incur any increased cost or detriment from so doing) to reduce the applicable rate of non-resident withholding tax to zero per cent (in the case of holders of Notes who are not New Zealand Holders and are not associated with the Issuer or the Guarantors (as applicable)) by registering the Programme with the New Zealand Inland Revenue Department and paying, on its own account, a levy (known as Approved Issuer Levy) equal to two per cent of the relevant interest payment.

Resident Withholding Tax

The Issuer or the Guarantors (as applicable) are required by law to deduct New Zealand resident withholding tax from the payment of interest to the holder of any Note on any Interest Payment Date or the Maturity Date, if:

(a)	the holder is a resident of New Zealand for income tax purposes or the holder is engaged in business in New Zealand, through a fixed establishment in New Zealand (a “New Zealand Holder”); and

(b)	at the time of such payment the New Zealand Holder does not hold a valid certificate of exemption for New Zealand resident withholding tax purposes.

Prior to any Interest Payment Date or Maturity Date any New Zealand Holder:

(a)	must notify the Issuer or the Guarantors (as applicable) or a Paying Agent or Registrar (as applicable) that the New Zealand Holder is the holder of a Note; and

(b)	must notify the Issuer or the Guarantors (as applicable) or a Paying Agent or Registrar (as applicable) of any circumstances, and provide the Issuer or the Guarantors (as applicable) or the relevant Paying Agent or Registrar (as applicable) with any information, that may enable the Issuer or the Guarantors (as applicable) to make the payment of Interest to the New Zealand Holder without deduction on account of a New Zealand resident withholding tax.

A New Zealand Holder must notify the Issuer and the Guarantors (as applicable), prior to any Interest Payment Date or the Maturity Date, of any change in the New Zealand Holder’s circumstances from those previously notified that could affect the Issuer’s or the Guarantor’s payment or withholding obligations in respect of any Note. By accepting payment of the full face amount of a Note or any interest thereon on any Interest Payment Date or Maturity Date, a New Zealand Holder will be deemed to have indemnified the Issuer or the Guarantors (as applicable) for all purposes in respect of any liability which the Issuer or the Guarantors (as applicable) may incur for not deducting any amount from such payment on account of New Zealand resident withholding tax.

SUBSCRIPTION AND SALE

Notes may be sold from time to time by the Issuer to Citibank N.A., London Branch or any other person subsequently appointed as a dealer (the “Dealers”). The arrangements under which Notes may from time to time be agreed to be sold by the Issuer to, and purchased by, Dealers are set out in a Programme Agreement dated 30 August 2011 (the “Programme Agreement”) and made between the Issuer, the Guarantor and the Dealers. Any such agreement will, inter alia, make provision for the form and terms and conditions of the relevant Notes, the price at which such Notes will be purchased by the Dealers and the commissions or other agreed deductibles (if any) payable or allowable by the Issuer in respect of such purchase. The Programme Agreement makes provision for the resignation or termination of appointment of existing Dealers and for the appointment of additional or other Dealers either generally in respect of the Programme or in relation to a particular Tranche of Notes.

United States of America: Regulation S Category 2; TEFRA D or TEFRA C as specified in the relevant Final Terms or neither if TEFRA is specified as not applicable in the relevant Final Terms.

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the United States Internal Revenue Code and regulations thereunder.

Each Dealer has agreed that, except as permitted by the Programme Agreement, it will not offer, sell or deliver Notes, (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution of the Notes comprising the relevant Tranche, as certified to the Principal Paying Agent or the Issuer by such Dealer (or, in the case of a sale of a Tranche of Notes to or through more than one Dealer, by each of such Dealers as to the Notes of such Tranche purchased by or through it, in which case the Principal Paying Agent or the Issuer shall notify each such Dealer when all such Dealers have so certified) within the United States or to, or for the account or benefit of, U.S. persons, and such Dealer will have sent to each dealer to which it sells Notes during the distribution compliance period relating thereto a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons.

In addition, until 40 days after the commencement of the offering of Notes comprising any Tranche, any offer or sale of Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

Public Offer Selling Restriction Under the Prospectus Directive

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Notes which are the subject of the offering contemplated by the Prospectus as completed by the Final Terms in relation thereto to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Notes to the public in that Relevant Member State:

(a)	Authorised institutions: at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities; or

(b)	Significant enterprises: at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, all as shown in its last annual or consolidated accounts; or

(c)	at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive; or

(d)	at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(e)	at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes referred to in (a) to (e) above shall require the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Selling Restrictions Addressing Additional United Kingdom Securities Laws

Each Dealer has represented, warranted and agreed that:

(a)	No deposit-taking: in relation to any Notes having a maturity of less than one year:

(i)	it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business; and:

(ii)	it has not offered or sold and will not offer or sell any Notes other than to persons:

(A)	whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses; or

(B)	who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses,

where the issue of the Notes would otherwise constitute a contravention of Section 19 of the FSMA by the Issuer;

(b)	Financial promotion: it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer or the Guarantor , and

(c)	General compliance: it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

New Zealand Representations and Warranties

Each Dealer has represented, warranted and undertaken that:

(a)	it has not offered, sold or delivered and will not directly or indirectly offer, sell or deliver any Note; and

(b)	it will not distribute any offering memorandum or advertisement in relation to any offer of Notes,

in New Zealand other than:

(c)	to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money; or

(d)	to persons who are required to pay a minimum subscription price for Notes of at least NZ$500,000 (disregarding any amount lent by the offeror, the Issuer or any associated person of the offeror or the Issuer); or

(e)	to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public; or

(f)	in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand.

General

Each Dealer has represented, warranted and agreed that it has complied and will comply with all applicable laws and regulations in each country or jurisdiction in or from which it purchases, offers, sells or delivers Notes or possesses, distributes or publishes this Base Prospectus or any Final Terms or any related offering material, in all cases at its own expense. Other persons into whose hands this Base Prospectus or any Final Terms comes are required by the Issuer, the Guarantors and the Dealers to comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver Notes or possess, distribute or publish this Base Prospectus or any Final Terms or any related offering material, in all cases at their own expense.

The Programme Agreement provides that the Dealers shall not be bound by any of the restrictions relating to any specific jurisdiction (set out above) to the extent that such restrictions shall, as a result of change(s) or change(s) in official interpretation, after the date hereof, of applicable laws and regulations, no longer be applicable but without prejudice to the obligations of the Dealers described in the paragraph headed “General” above.

Selling restrictions may be supplemented or modified with the agreement of the Issuer. Any such supplement or modification may be set out in the relevant Final Terms (in the case of a supplement or modification relevant only to a particular Tranche of Notes) or in a supplement to this Base Prospectus.

GENERAL INFORMATION

Authorisation

•

The establishment of the Programme was authorised by resolution of the Issuer passed on 18 August 2011 and by resolution of the Original Guarantor passed on 18 August 2011. Each of the Issuer and the Original Guarantor has obtained or will obtain from time to time all necessary consents, approvals and authorisations in connection with the issue and performance of the Notes and the giving of the guarantee relating to them.

Legal and Arbitration Proceedings

•

Save as disclosed in pages 148 to 150 of this Base Prospectus, there are no governmental, legal or arbitration proceedings, (including any such proceedings which are pending or threatened, of which the Issuer or the Original Guarantor is aware), which may have, or have had during the 12 months prior to the date of this Base Prospectus, a significant effect on the financial position or profitability of the Issuer, the Original Guarantor or the Group (taken as a whole).

Significant/Material Change

•

There has been no material adverse change in the prospects of the Issuer, the Original Guarantor or the Group (taken as a whole) nor any significant change in the financial or trading position of the Issuer, the Original Guarantor or the Group (taken as a whole) since the date of establishment and incorporation of the Issuer and the Original Guarantor, being 1 July 2011 respectively.

Auditors

•

As the Issuer and the Original Guarantor have not been in operation as at the date of this Base Prospectus, the Issuer and the Original Guarantor do not have statutory auditors for any period of historical financial information

KPMG, a New Zealand partnership has been appointed as a statutory auditor to the Issuer and Original Guarantor.

KPMG’s address is 10 Customhouse Quay, Wellington, New Zealand

KPMG is registered with the CSSF. KPMG partners are members of the New Zealand Institute of Chartered Accountants.

Documents on Display

•

Copies of the following documents may be inspected during normal business hours at the offices of the Principal Paying Agent at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom for 12 months from the date of this Base Prospectus:

a.	the constitution of the Issuer;

b.	the constitution of the Original Guarantor;

c.	the Trust Deed;

d.	the Agency Agreement; and

e.	the Programme Agreement.

Material Contracts

•	Details of The Chorus Group’s material contracts are set out in the Description of the Issuer and the Guarantors section of this Base Prospectus.

A copy of the Trust Deed which contains details relating to the Guarantee may be obtained from the offices of the Principal Paying Agent at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom for 12 months from the date of this Base Prospectus.

Clearing of the Notes

•

The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate common code and the International Securities Identification Number in relation to the Notes of each Tranche will be specified in the relevant Final Terms. The relevant Final Terms shall specify any other clearing system as shall have accepted the relevant Notes for clearance together with any further appropriate information.

FINANCIAL INFORMATION FOR NEW CHORUS

All capitalised terms used in this part of the Base Prospectus entitled “Financial Information” have the meaning given to them in the Glossary unless otherwise defined herein.

Overview

This section contains financial information that is intended to assist readers to understand the financial position of New Chorus and the historical financial performance of the operations and assets that will comprise New Chorus following the Demerger.

The financial information about New Chorus is presented on two bases:

•

An audited historical carve-out basis, which represents the financial records for the business that will be held by New Chorus at Demerger date and is reflected in the New Chorus special purpose financial statements contained on pages 169 to 204 of this Prospectus (the ‘New Chorus special purpose financial statements’). The New Chorus special purpose financial statements have been audited by KPMG and their report is included on pages 167 and 168.

•

An unaudited condensed pro forma basis, under which certain adjustments have been applied to the New Chorus special purpose financial statements as at and for the financial year ended 30 June 2011 to reflect certain transactions that are expected to take place as part of or in association with the Demerger as if they had occurred on 1 July 2010 in the case of the unaudited condensed pro forma income statement and the unaudited condensed pro forma statement of cash flow information and 30 June 2011 in the case of the unaudited condensed pro forma statement of financial position (the ‘New Chorus pro forma financial statements’).

The pro forma financial statements are prepared for the issuer (Chorus Limited, or New Chorus) References to Telecom refer to Telecom Corporation of New Zealand Limited and references to New Telecom are the operations of Telecom that will remain as Telecom after the Demerger.

New Chorus pro forma financial information

The New Chorus pro forma financial information presented on pages 160 to 166 includes:

•	the unaudited pro forma condensed income statement (the ‘pro forma income statement’) for the year ended 30 June 2011;

•	the unaudited pro forma condensed statement of financial position (the ‘pro forma statement of financial position’) as at 30 June 2011;

•	the unaudited pro forma condensed statement of cash flows (the ‘pro forma statement of cash flows’) for the year ended 30 June 2011; and

The adjustments in the New Chorus pro forma financial statements include additional assumptions and estimates to reflect events and transactions that are expected to occur after the period presented. The purpose of the New Chorus pro forma financial statements is to illustrate the estimated effect on the New Chorus special purpose financial statements as at and for the year ended 30 June 2011 of certain aspects of the Demerger as if it had occurred on 1 July 2010 for the income statement and statement of cash flows, or on 30 June 2011 for the statement of financial position.

The New Chorus pro forma financial statements do not represent what the results of operations, cash flows, or financial position of New Chorus may have been had it operated as a separate legal entity for the periods indicated, and does not project New Chorus’ results of operations, cash flows, or financial position in the future. Page 163 contains the basis of preparation of the pro forma financial statements.

The New Chorus pro forma financial statements are not intended to and do not comply with Article 11 of Regulation S-X of the Rules and Regulations of the United States Securities and Exchange Commission in respect of pro forma financial information.

New Chorus pro forma financial statements and commentary

Pro forma financial statements

New Chorus unaudited condensed pro forma income statement

For the year ended 30 June 2011

ASSUMES DEMERGER OCCURRED ON 1 JULY 2010		Pro forma adjustments (unaudited)
	Special purpose financial statements (audited)	Capital structure	Asset and liability separation arrangements	New products and services	Pro forma financial statements (unaudited)
(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Operating revenues and other gains	1,133	—	—	(83)	1,050
Operating expenses	(494)	—	70	(20)	(444)

Earnings before interest, taxation, depreciation, and amortisation	639	—	70	(103)	606

Depreciation and amortisation	(243)	—	(70)	(7)	(320)

Earnings before interest and taxation	396	—	—	(110)	286

Finance income	—	—	—	6	6
Finance expense	—	(92)	—	(16)	(108)

Net earnings before income tax	396	(92)	—	(120)	184

Income tax expense	(120)	28	—	36	(56)

Net earnings for the year	276	(64)	—	(84)	128

Net earnings for the year is attributable to:
Equity holders of the company	276	(64)	—	(84)	128
Pro forma basic earnings per share (in New Zealand dollars)	0.72				0.33
Weighted average number of ordinary shares outstanding (in millions)	385

Page 163 “Basis of preparation and presentation of pro-forma financial statements” and page 164 “Explanation of the unaudited pro forma adjustments” are an integral part of these pro-forma financial statements

New Chorus unaudited condensed pro forma statement of financial position

As at 30 June 2011

ASSUMES DEMERGER OCCURRED ON 30 JUNE 2011		Pro forma adjustments (unaudited)
	Special purpose financial statements (audited)	Capital structure	Asset and liability separation arrangements	New products and services	Pro forma financial statements (unaudited)
(DOLLARS IN MILLIONS)	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Current assets:
Receivables and prepayments	122	—	(111)	—	11

Total current assets	122	—	(111)	—	11

Non-current assets:
Property, plant and equipment and intangibles	2,081	—	197	147	2,425

Total non-current assets	2,081	—	197	147	2,425

Total assets	2,203	—	86	147	2,436

Current liabilities:
Accounts payable, accruals, provisions, short-term derivative liabilities and taxation payable	156	—	(111)	9	54
Debt due within one year	—	1,700	—	—	1,700

Total current liabilities	156	1,700	(111)	9	1,754

Non-current liabilities:
Deferred tax liability	126	—	25	12	163
Long-term payables and provisions	—	—	—	97	97

Total non-current liabilities	126	—	25	109	260

Total liabilities	282	1,700	(86)	118	2,014

Total invested capital	1,921	(1,700)	172	29	422

Total liabilities and invested capital	2,203	—	86	147	2,436

Page 163 “Basis of preparation and presentation of pro-forma financial statements” and page 164 “Explanation of the unaudited pro forma adjustments” are an integral part of these pro-forma financial statements

New Chorus unaudited condensed pro forma statement of cash flows

For the year ended 30 June 2011

ASSUMES DEMERGER OCCURRED ON 1 JULY 2010		Pro forma adjustments (unaudited)
	Special purpose financial statements (audited)	Capital structure	Asset and liability separation arrangements	New products and services	Pro forma financial statements (unaudited)
(DOLLARS IN MILLIONS)	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Cash flows from operating activities:
Cash was provided from/(applied to):
Cash received from customers	167	—	—	809	976
Payments to suppliers and employees	(285)	—	—	(95)	(380)
Income tax paid	(108)	19	—	24	(65)
Interest paid	—	(92)	—	(9)	(101)

Cash flows from operating activities	(226)	(73)	—	729	430

Cash flows from investing activities:
Purchase of property, plant and equipment and intangibles	(373)	—	(55)	—	(428)

Cash flows from investing activities	(373)	—	(55)	—	(428)

Cash flows from financing activities:
Net receipt of finance leases	—	—	—	1	1
Movement in invested capital	599	—	—	(599)	—

Cash flows from financing activities	599	—	—	(598)	1

Net cash flow	—	(73)	(55)	131	3

Page 163 “Basis of preparation and presentation of pro-forma financial statements” and page 164 “Explanation of the unaudited pro forma adjustments” are an integral part of these unaudited pro-forma financial statements

Basis of preparation and presentation of pro forma financial statements

The New Chorus pro forma financial statements have been derived from the New Chorus special purpose financial statements included on pages 169 to 204 of this Prospectus. In order to understand the information contained in the New Chorus pro forma financial statements, it is important to understand the basis of preparation of the New Chorus special purpose financial statements, including the estimates and assumptions and limitations described in note 1 of the New Chorus special purpose financial statements.

The New Chorus pro forma financial statements have been prepared consistently with the accounting policies used in the preparation of the New Chorus special purpose financial statements as described in note 1 to the New Chorus special purpose financial statements on page 173. The New Zealand equivalents to International Financial Reporting Standards (‘NZ IFRS’) and International Financial Reporting Standards (‘IFRS’) do not currently include standards for the preparation and reporting of pro forma financial information. The New Chorus pro forma financial statements are not intended to and do not comply with NZ IFRS, IFRS, or Article 11 of Regulation S-X of the Rules and Regulations of the United States Securities and Exchange Commission in respect of pro forma financial information.

The New Chorus pro forma financial statements include the impact of certain adjustments to the New Chorus special purpose financial statements. These adjustments reflect the following steps, which represent assumptions regarding certain transactions that will be directly attributable to the Demerger (‘the Demerger steps’):

(1)	Telecom will subscribe for New Chorus shares;

(2)	New Chorus will make a drawdown under the New Chorus Bridge Facility;

(3)	Certain assets and liabilities will be transferred from Telecom to New Chorus;

(4)	Telecom is expected to make a pro rata distribution to Eligible Shareholders, entitling Eligible Shareholders to one ordinary New Chorus Share for every five shares in Telecom; and

(5)	Changes to the existing terms of trade and settlement arrangements as agreed between New Chorus and New Telecom which will come into effect following the Demerger.

The New Chorus pro forma income statement and New Chorus pro forma statement of cash flows for the year ended 30 June 2011 have been prepared as if the Demerger had occurred on 1 July 2010. They present the financial performance and cash flows of New Chorus as it operated as part of Telecom, and they do not represent the financial performance and cash flows that may have occurred had New Chorus been a standalone legal entity during the period presented, for reasons including:

•

The New Chorus pro forma financial statements include allocations to New Chorus of certain corporate expenses incurred by Telecom which are attributable to New Chorus, the amounts of which are likely to have been different if New Chorus had acted as a standalone legal entity rather than as part of Telecom;

•	The New Chorus pro forma income statement and pro forma statement of cash flows only include transactions that have a continuing impact;

•

The New Chorus pro forma financial statements may not reflect the strategies or operations New Chorus may have followed or undertaken had it acted as a standalone legal entity rather than as part of Telecom;

•	New Chorus may have been exposed to different financial and business risks had it operated as a standalone legal entity rather than as part of Telecom; and

•	Different commercial arrangements may have been in place with customers, vendors and other counterparties had New Chorus acted as a standalone legal entity rather than as part of Telecom.

The pro forma statement of financial position as of 30 June 2011 has been prepared as if the Demerger occurred on 30 June 2011. It has been prepared in order to give Telecom Shareholders an indication of New Chorus’ pro forma statement of financial position incorporating the Demerger steps noted above and does not attempt to represent the actual financial position of New Chorus on Demerger, for reasons including:

•	New Chorus may have had a different capital structure had it operated as a standalone legal entity rather than as part of Telecom;

•

The amount of GBP EMTN that will be exchanged between Telecom and New Chorus is subject to the investment decisions of bond holders, and along with any drawings under the Syndicated Facility will impact the amount drawn under the New Chorus Bridge Facility and therefore the components of New Chorus net debt may differ on Demerger; and

•

The New Chorus pro forma statement of financial position has been created using balances as at 30 June 2011, however the opening New Chorus statement of financial position on Demerger will reflect balances at the Demerger date.

The adjustments have been made to show the effect of the Demerger impact by reflecting the Demerger steps in the pro forma income statement, pro forma statement of cash flows and pro forma statement of financial position. No pro forma statement of comprehensive income or pro forma statement of changes in equity have been presented as there are no adjustments to these statements that have a continuing impact other than those reflected in the pro forma income statement.

Explanation of unaudited pro forma adjustments

The principal unaudited pro forma adjustments that have been reflected in the New Chorus pro forma financial statements are as follows:

Capital structure

These adjustments reflect an assumption regarding the debt and equity funding that is expected to be raised to acquire the net assets of the New Chorus business from Telecom as part of the Demerger Steps.

New Chorus expects to raise cash from the issue of shares to Telecom, and these adjustments assume that New Chorus will draw down NZ$1,700 million of new short-term bank funding under the New Chorus Bridge Facility. These proceeds are expected to be applied to acquire the net assets of New Chorus from Telecom. The New Chorus pro forma income statement has been adjusted to reflect the effective interest expense of the New Chorus Bridge Facility. The New Chorus pro forma statement of cash flows has not been adjusted to reflect the loan principal drawdown. The associated interest cash flows have been included in the New Chorus pro forma statement of cash flows on the basis that they have a continuing impact on the cash flows of New Chorus.

The unaudited pro forma adjustment to interest expense was calculated as follows:

30 JUNE 2011	Principal adjustment	Assumed effective interest rate	Change in FY11 finance expense	Sensitivity to a 75bp movement in interest rates
(DOLLARS IN MILLIONS)	NZ$M	%	NZ$M	NZ$M
New Chorus Bridge facility	1,700	5.44%	92	13

	1,700		92	13

The assumed interest rate for the New Chorus Bridge Facility reflected in the pro forma income statement is the 3 month NZ Bank Bill Reference Rate (‘BKBM’) over the year ended 30 June 2011 plus a margin.

Page 120 describe a proposal by New Chorus to establish a Euro Medium Term Notes (‘EMTN’) program to be listed on the Luxembourg Stock Exchange. This program may be used to raise long-term funding, which would result in lower borrowings under the New Chorus Bridge Facility. Around Demerger, holders of Telecom GBP EMTNs will be offered the opportunity to exchange their Telecom EMTN for New Chorus EMTN. At the date of this Base Prospectus, it is uncertain how much long-term debt New Chorus will raise under the New Chorus EMTN Programme and accordingly the pro forma financial statements assume no Telecom EMTN will be exchanged for New Chorus EMTN.

Pages 117 to 120 also detail that New Chorus have requested that the banks providing the New Chorus Bridge Facility arrange a Syndicated Bank Facility for up to five years. It is expected that the Syndicated Bank Facility would be available on, or after Demerger. At the date of this Base Prospectus, it is uncertain when, or if, the Syndicated Bank Facility will be available, and the associated terms of the facility are unknown. Accordingly the pro forma financial statements assume no drawings under the Syndicated Bank Facility. If New Chorus was to draw under the Syndicated Bank Facility at Demerger there would be a corresponding reduction in drawings under the New Chorus Bridge Facility.

The table below indicates the range of outcomes that may result under different scenarios depending upon the amount of Telecom EMTN that bondholders elect to exchange for New Chorus EMTN. The table reflects that as the percentage of bonds exchanged increases, interest expense increases, reflecting the higher effective interest rate that would apply to the New Chorus EMTN compared to borrowings under the New Chorus Bridge Facility.

30 JUNE 2011	Percentage of EMTN exchanged
(DOLLARS IN MILLIONS)	NZ$M	NZ$M	NZ$M	NZ$M
	0%	50%	75%	100%
Make up of debt balance
New Chorus EMTN (after hedging instruments)	—	368	552	736
New Chorus Bridge Facility	1,700	1,332	1,148	964

	1,700	1,700	1,700	1,700

Finance expense
New Chorus EMTN (after hedging instruments)	—	32	49	65
New Chorus Bridge Facility	92	72	62	52

	92	104	111	117

The effective interest rate of the New Chorus EMTN incorporates the effect of derivative financial instruments hedging both interest and foreign exchange rates, and is higher than the effective interest rate of the New Chorus Bridge Facility as the EMTN reflects long-term interest rates, while the New Chorus Bridge Facility is calculated at short-term interest rates. In addition, the pro forma income statement and the above table do not include one-off costs that Telecom will be required to pay if it redeems the Telecom GBP EMTN.

Asset and liability separation arrangements

These adjustments reflect aspects of the separation arrangements in the draft overview of the Asset Allocation Plan published under Section 37 of the Telecommunications Amendment Act (‘Asset Allocation Plan’). Under the Asset Allocation Plan, these arrangements include the net transfer of legal ownership of property, plant and equipment and intangible assets from New Telecom to New Chorus, the recognition of deferred tax liabilities associated with these assets and the retention by New Telecom of net working capital. The pro forma income statement has been adjusted to reflect the reclassification of depreciation and amortisation on the shared property, plant and equipment and intangible assets that New Chorus is expected to own on Demerger as if legal ownership had transferred on 1 July 2010.

New products and services

These adjustments reflect the impact of implementing new products, services and the associated terms of trade between New Chorus and New Telecom that will be in effect following Demerger, had such terms been in place from 1 July 2010. The New Chorus special purpose financial statements were prepared using the products and services and associated terms of trades that were provided historically between New Chorus and New Telecom. These differ from those that are expected to apply between New Chorus and New Telecom after Demerger. Details of the products and services to be provided between New Chorus and New Telecom after Demerger are included on pages 140 to 148. The key changes are summarised as follows:

•

Access and Layer 2 related products and services provided by New Chorus to New Telecom have been redefined and re-priced. These products and services consist of both regulated and non-regulated products and services. The regulated products and services will be provided in accordance with the relevant telecommunications legislation and Commerce Commission determinations, the non-regulated products and services are expected to be provided in accordance with the new commercial arrangements agreed between New Chorus and New Telecom;

•

New lease/licence arrangements in relation to network electronics and exchange buildings owned by both New Chorus and New Telecom (‘Network Asset Arrangements’ see pages 143 to 144) will take effect. On Demerger New Chorus will own 632 exchanges and New Telecom will own 30 exchanges. New Chorus and New Telecom both require space in the majority of these exchanges and have entered into lease/licence arrangements to secure space necessary to meet their own business requirements. These long term arrangements are generally accounted for as finance leases which results in the recognition of property, plant and equipment on a different basis to legal title; and

•

Services in connection with shared systems owned by both New Chorus and New Telecom have been reconfigured. Following Demerger New Chorus and New Telecom usage of shared systems will be re-charged on a cost recovery basis.

The new terms of trade between New Chorus and New Telecom will result in cash payments and receipts between New Chorus and New Telecom the month following the provision of the relevant products and services. The new terms of trade have been applied as if the Demerger occurred on 1 July 2010, and as a result the cash flow presented includes eleven months of payments and receipts between New Chorus and New Telecom.

Taxation

This adjustment represents the estimated income tax effects of the pro forma adjustments. The income tax rate applied to the pro forma income statement and pro forma statement of cash flows is the 2011 corporate tax rate of 30%. The calculation of cash tax paid assumes that New Chorus pays provisional tax as it falls due. The deferred tax in the pro forma statement of financial position is calculated at 28% as this will be the tax rate for the periods over which the deferred tax is likely to reverse.

INDEPENDENT AUDITORS’ REPORT ON THE NEW CHORUS SPECIAL PURPOSE

FINANCIAL STATEMENTS

To the Directors and Proposed Directors of Telecom Corporation of New Zealand Limited and the Directors and Proposed Directors of Chorus Limited (together “the Directors”)

Audit of New Chorus Special Purpose Financial Statements

We have audited the accompanying special purpose financial statements of New Chorus on pages 169 to 204 (“the New Chorus special purpose financial statements”). The New Chorus special purpose financial statements comprise the statements of financial position as at 30 June 2011, 2010 & 2009 and the income statements and statements of comprehensive income and changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information. The New Chorus special purpose financial statements have been prepared in accordance with the basis of preparation set out in Note 1.

Directors’s Responsibility for the New Chorus Special Purpose Financial Statements

The Directors are responsible for the preparation of the New Chorus special purpose financial statements, in accordance with the basis of preparation set out in Note 1. The New Chorus special purpose financial statements contain an aggregation of financial information relating to New Chorus and have been prepared from the books and records maintained by the Telecom Group. The Directors are also responsible for determining the acceptability of the basis of accounting and for such internal control as the Directors determine is necessary to enable the preparation of special purpose financial statements that are free from material misstatement whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the New Chorus special purpose financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing (New Zealand). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the New Chorus special purpose financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the New Chorus special purpose financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the New Chorus special purpose financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to New Chorus’s preparation of the New Chorus special purpose financial statements in order to design audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of New Chorus’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates, as well as evaluating the presentation of the special purpose financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG are the auditors of the Telecom Group, and have also provided assurance services to the Telecom Group in relation to regulatory and other legislative requirements, including the structural separation of Telecom, and certain other assurance services. The firm, partners and employees of the firm also deal with Telecom on normal terms within the ordinary course of trading activities of the business of the Telecom Group. The firm has no other relationship with, or interest in, the Telecom Group.

Opinion

In our opinion the New Chorus special purpose financial statements on pages 169 to 204 present fairly, in all material respects, the financial position of New Chorus as at 30 June 2011, 2010 & 2009 and its financial performance and its cash flows for the years then ended, in accordance with the basis of preparation set out in Note 1 of the New Chorus special purpose financial statements.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the New Chorus special purpose financial statements. The New Chorus special purpose financial statements present aggregated financial information of the New Chorus business activities of the Telecom Group. In preparing the New Chorus special purpose financial statements, corporate and shared overhead costs, other costs such as depreciation, interest expense and income taxes and the associated period end balances of the Telecom Group have been allocated by the Directors to New Chorus using the method of allocation described in Note 1 to the New Chorus special purpose financial statements. The New Chorus special purpose financial statements may not necessarily be indicative of the financial performance that would have been achieved if New Chorus had operated as an independent entity, nor may they be indicative of the results of operations of New Chorus for any future period.

26 August 2011

Auckland

NEW CHORUS SPECIAL PURPOSE FINANCIAL STATEMENTS

Income statement

For the years ended 30 June 2011, 2010 and 2009

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	NOTES	2011 NZ$M	2010 NZ$M	2009 NZ$M
Operating revenues
Local service		550	562	587
Data		73	84	88
Broadband and internet		237	242	224
Other operating revenues	3	273	264	265

		1,133	1,152	1,164

Operating expenses
Labour		(43)	(43)	(41)
Other operating expenses	4	(381)	(364)	(324)
Other expenses	5	(28)	—	—
Asset impairments	5	(42)	—	—
Depreciation	10	(232)	(204)	(189)
Amortisation	9	(11)	(4)	(2)

		(737)	(615)	(556)

Net earnings before income tax		396	537	608
Income tax expense	6	(120)	(174)	(182)

Net earnings for the year		276	363	426

Earnings per share (in NZ$)	7
Basic net earnings per share		0.72	0.96	1.16
Diluted net earnings per share		0.72	0.96	1.16
Weighted average number of ordinary shares outstanding (in millions)		385	378	367

See accompanying notes to these special purpose financial statements.

Statement of comprehensive income

For the years ended 30 June 2011, 2010 and 2009

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	NOTE	2011 NZ$M	2010 NZ$M	2009 NZ$M
Net earnings for the year		276	363	426
Other comprehensive income[1]
Cash flow hedges		(3)	1	(3)
Other comprehensive (loss) /income for the year	6	(3)	1	(3)

Total comprehensive income for the year		273	364	423

[1]	Other comprehensive income components are shown net of tax, with the differences between gross and net detailed in note 6.

See accompanying notes to these special purpose financial statements.

Statement of changes in invested capital

For the years ended 30 June 2011, 2010 and 2009

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	NOTE	2011 NZ$M	2010 NZ$M	2009 NZ$M
Balance at 1 July		1,865	1,857	1,754
Net earnings for the year		276	363	426
Other comprehensive (loss)/income for the year[1]		(3)	1	(3)

Total comprehensive income for the year		273	364	423

Contributions by and distributions to owners:
Movement in invested capital	1	(217)	(356)	(320)

Total transactions with owners		(217)	(356)	(320)

Balance at 30 June		1,921	1,865	1,857

[1]	Other comprehensive income components are shown net of tax, with the differences between gross and net detailed in note 6.

See accompanying notes to these special purpose financial statements.

Statement of financial position

As at 30 June 2011, 2010 and 2009

AS AT 30 JUNE (DOLLARS IN MILLIONS)	NOTES	2011 NZ$M	2010 NZ$M	2009 NZ$M
Current assets:
Receivables and prepayments	8	122	123	116
Taxation recoverable		—	—	54

Total current assets		122	123	170

Non-current assets:
Intangible assets	9	120	91	71
Property, plant and equipment	10	1,961	1,905	1,800

Total non-current assets		2,081	1,996	1,871

Total assets		2,203	2,119	2,041

Current liabilities:
Accounts payable and accruals	11	106	105	67
Short-term derivative liabilities	12	4	—	2
Short-term provisions	13	12	1	2
Taxation payable		34	15	—

Total current liabilities		156	121	71

Non-current liabilities:
Deferred tax liabilities	14	126	133	113

Total non-current liabilities		126	133	113

Total liabilities		282	254	184

Invested capital	1	1,921	1,865	1,857

Total liabilities and invested capital		2,203	2,119	2,041

See accompanying notes to these special purpose financial statements.

On behalf of the Board

WAYNE BOYD, Chairman	PAUL REYNOLDS, Chief Executive Officer
Authorised for issue on 26 August 2011

Statement of cash flows

For the years ended 30 June 2011, 2010 and 2009

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	NOTES	2011 NZ$M	2010 NZ$M	2009 NZ$M
Cash flows from operating activities
Cash was provided from/(applied to):
Cash received from customers	1	167	129	123
Payments to suppliers and employees	1	(285)	(265)	(255)
Income tax paid		(108)	(85)	(153)

Net cash flows from operating activities	21	(226)	(221)	(285)

Cash flows from investing activities
Cash was provided from/(applied to):
Purchase of property, plant and equipment and intangibles		(373)	(304)	(333)

Net cash flows from investing activities		(373)	(304)	(333)

Cash flows from financing activities
Cash was provided from/(applied to):
Movement in invested capital	1	599	525	618

Net cash flows from financing activities		599	525	618

Net cash flow		—	—	—
Opening cash position		—	—	—
Closing cash position		—	—	—

See accompanying notes to these special purpose financial statements.

Notes to these special purpose financial statements

Note 1 Statement of accounting policies

Reporting entity

On 24 May 2011 Crown Fibre Holdings Limited announced Chorus, the network business of Telecom Corporation of New Zealand Limited (‘Telecom’ or ‘Telecom Group’) would be the Crown’s Ultra Fast Broadband (‘UFB’) cornerstone provider in 24 regions, representing around 70% of the UFB coverage area. The agreement is predicated on the structural separation of Telecom which is proposed to take place through a Demerger of the Chorus business, together with certain activities performed by Telecom Wholesale (which together contain the New Zealand network assets and related network business) into a new and entirely standalone group (‘New Chorus’ or the ‘New Chorus Group’). For clarity, the group of entities which comprise the remaining assets and businesses of Telecom are referred to as the New Telecom group of companies (‘New Telecom’ or ‘New Telecom Group’).

The Demerger transaction requires approval by no less than 75% of votes cast by Telecom shareholders at a shareholder’s meeting convened to consider the Demerger proposal, and for the scheme of arrangement by which the Demerger will be effected to be approved by the High Court. If the Demerger were to occur, it would result in the issue to Telecom’s shareholders of shares in New Chorus.

These special purpose financial statements have been extracted from the audited general purpose financial statements of the Telecom Group for the three years ended 30 June 2011, 2010 and 2009 and represent the financial record of the business that is expected to be held by New Chorus on Demerger. They are not representative of how New Chorus would have performed had it operated as a separate entity and are not indicative of New Chorus’ future performance.

Basis of preparation

These special purpose financial statements of the New Chorus Group comprise the special purpose statements of financial position as at 30 June 2011, 2010 and 2009 and the special purpose income statements and special purpose statements of comprehensive income, changes in invested capital and cash flows for the years then ended, together with a summary of significant accounting policies and other explanatory information (the ‘New Chorus special purpose financial statements’).

The New Chorus special purpose financial statements represent the financial record of the business that is expected to be held by New Chorus on Demerger. The New Chorus special purpose financial statements were extracted from the audited general purpose financial statements of the Telecom Group prepared in accordance with New Zealand equivalents to International Financial Reporting Standards (‘NZ IFRS’) and International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board for the years ended 30 June 2011, 2010 and 2009.

NZ IFRS and IFRS does not provide for the preparation of extracted financial information. Accordingly, the New Chorus special purpose financial statements are not intended to and do not comply with NZ IFRS or IFRS. The New Chorus special purpose financial statements have been prepared using the recognition and measurement principles of IFRS except for the allocation and disclosure matters described below.

Allocation principles applied

In preparing the New Chorus special purpose financial statements, the accounting policies, accounting estimates and valuation judgements which formed the basis of preparation of the audited general purpose financial statements of the Telecom Group have been applied, and no adjustments have been made to the historical record as presented in Telecom Group’s financial statements. No adjustments have been made for subsequent events that have occurred post the original date of issue of the Telecom Group audited general purpose financial statements. Where transactions or balances are not accounted for within those financial statements in a manner which clearly attributes them to New Chorus, an amount has been allocated to New Chorus as outlined below. The application of these principles involves the use of estimates and judgements.

The following allocation principles have been applied in preparing the New Chorus special purpose financial statements:

•

Trading with New Telecom that was previously regarded as internal to the Telecom Group and eliminated on consolidation of the Telecom Group (for example sales by New Chorus to New Telecom and costs recharged by New Telecom to New Chorus) has been reclassified as external and disclosed as related party transactions in note 19.

•

Trading with external counterparties recorded by Telecom on behalf of New Chorus (for example GST, payroll and certain common suppliers) has been recognised as third party transactions. The associated period end balances have been recognised as an element of external debtors or creditors.

•

Telecom Group operates a central cash account and cash flows relating to centrally settled income and expenditure are allocated to New Chorus to the extent that the related transactions and balances are allocated to New Chorus. No cash flows are allocated to New Chorus in respect of transactions between New Telecom and New Chorus as they were not settled in cash.

•	Tax expense has been allocated to New Chorus to reflect the proportion of the overall Telecom Group tax expense attributable to New Chorus, recomputed on the basis of the results of New Chorus.

•

None of Telecom Group’s external debt, derivatives, finance costs or cash flows associated with that debt has been allocated to New Chorus. Historically New Chorus has been funded via equity advances from Telecom which has been presented as invested capital in the New Chorus special purpose financial statements.

•

Assets of the Telecom Group not historically accounted for in a manner which clearly attributes the asset to either New Telecom or New Chorus have been allocated to New Telecom. To the extent that New Chorus utilises an asset of this nature, an expense has been allocated to New Chorus on the basis of its usage of the asset.

The purpose of the allocation of transactions and balances to New Chorus is to attribute an appropriate element of the overall Telecom Group historical record to New Chorus. As a consequence, the position shown may not be that which might have existed if New Chorus had been a stand-alone business and may not be representative of the position which may prevail after Demerger.

Disclosures

Non trading balances with the New Telecom Group

At Demerger, New Chorus will not be required to repay, or entitled to receive, non trading amounts due to or from the New Telecom Group. For this reason, these amounts have been included in New Chorus’ invested capital, rather than being treated as assets or liabilities.

Earnings per share

The weighted average number of ordinary shares outstanding used to calculate earnings per share are based on the number of shares expected on the listing day of New Chorus ordinary shares. One New Chorus ordinary share is expected to be listed for every five Telecom ordinary shares outstanding. Therefore the most appropriate denominator on which to compute earnings per share for New Chorus is one fifth of the number of shares used by Telecom in calculating earnings per share.

Share capital and reserves

New Chorus has not in the past been formed as a separate legal entity and therefore it is not meaningful to show share capital or an analysis of historical reserves for New Chorus. The net assets of New Chorus are represented by the cumulative investment in New Chorus (shown as ‘invested capital’).

Share-based payments

New Chorus is unable to present the disclosures pertaining to share-based payments because entitlements under Telecom Group’s share-based payments arrangements attach to individuals and no decision has yet been taken by Telecom Group as to which individuals will transfer to New Chorus and which will individuals remain with New Telecom.

Financial instruments and operating segments

New Chorus is unable to present certain information about financial instruments and operating segments as New Chorus did not exist as a stand-alone entity during the period covered by these financial statements and had no separate risk management policies or Chief Operating Decision Maker.

Measurement basis

The measurement basis adopted in the preparation of these New Chorus special purpose financial statements is historical cost, modified by the revaluation of certain investments and financial instruments as identified in the specific accounting policies below and the accompanying notes.

Specific accounting policies

These accounting policies have been applied consistently to all periods presented in the New Chorus special purpose financial statements.

Basis of consolidation

Subsidiaries

Other than as described in the basis of preparation, subsidiaries are those assumed entities controlled, directly or indirectly, by New Chorus. All significant intercompany accounts and transactions are eliminated on consolidation. Where an entity becomes or ceases to be a subsidiary during the year, the results of that entity are included in the net earnings of New Chorus from the date that control or significant influence commenced or until the date that control or significant influence ceased.

Foreign currency transactions

Transactions denominated in a foreign currency are converted at the functional currency exchange rate at the date of the transaction. Foreign currency receivables and payables at balance date are translated at exchange rates existing at the balance date. Exchange differences arising on the translation of accounts payable and receivable in foreign currencies are recognised in the income statement.

Exchange gains and losses and hedging costs arising on contracts entered into as hedges of firm commitments are initially deferred in invested capital and subsequently included in initial measurement of the cost of the asset or liability.

Where capital project commitments are hedged against foreign currency rate risk, the exchange difference on the hedging transaction up to the date of purchase and all other costs associated with the hedging transaction are deferred in invested capital and capitalised as part of the completed asset.

Other derivative transactions that provide effective economic hedges but which do not qualify for hedge accounting, are recognised immediately in the income statement.

Revenue recognition

New Chorus recognises revenues as it provides services or delivers products to customers. Billings for telecommunications services are made on a monthly basis. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided. Revenue is deferred in respect of the portion of fixed monthly charges that have been billed in advance. Revenue from installations and connections are recognised on completion of the installation or connection. Revenue from equipment sales is recognised on delivery of equipment to the customer.

Share-based compensation

New Chorus employees participate in a number of Telecom Group share-based compensation plans that are equity settled (see note 15). The fair value of the employee services received in exchange for the grant of equity instruments is recognised as an expense with a corresponding entry in equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the equity instruments granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of equity instruments that are expected to become exercisable. At each balance sheet date, New Chorus revises its estimates of the number of equity instruments that are expected to become exercisable. New Chorus recognises the impact of the revision of original estimates, if any, in the income statement.

The proceeds received, net of any directly attributable transaction costs, are credited to invested capital when equity instruments are exercised.

Research costs

Research costs are expensed as incurred.

Advertising costs

Advertising costs are expensed as incurred.

Government grants

Government grants are recognised in earnings on a systematic basis that matches them with the related costs that they are intended to compensate. To achieve this, grants that were made for New Chorus to purchase specific assets are netted off against the cost of that asset.

Taxation

The taxation expense charged to earnings includes both current and deferred tax and is calculated after allowing for permanent differences. Current tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date.

Deferred taxation is recognised using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Future tax benefits are recognised where realisation of the asset is probable. Deferred tax is determined based on tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Current and deferred tax are recognised in the income statement, except when the tax relates to items charged or credited directly in invested capital, in which case the tax is also recognised in invested capital and other comprehensive income.

Earnings per share

New Chorus presents basic and diluted earnings per share for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of New Chorus by one fifth of the weighted average number of Telecom ordinary shares outstanding during the period (see Basis of preparation). Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders of New Chorus and one fifth of the weighted average number of Telecom ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options and restricted shares granted to employees.

Property, plant and equipment

Property, plant and equipment is valued as follows:

•	The value of property, plant and equipment used by New Chorus that was originally purchased by Telecom from the Government was determined using Telecom’s deemed cost as at 1 April 1987.

•

Subsequent additions are recognised at cost. The cost of additions to plant and equipment and other assets constructed by New Chorus consists of all appropriate costs of development, construction and installation, comprising material, labour, direct overhead and transport costs.

•

For each qualifying asset project, directly attributable interest costs incurred during the period required to complete and prepare the property, plant or equipment for its intended use are capitalised as part of the total cost.

In the statement of financial position, property, plant and equipment is stated at cost less accumulated depreciation and impairments.

Depreciation is charged on a straight-line basis to write-down the cost of property, plant and equipment to its estimated residual value over its estimated useful lives, which are as follows:

Telecommunications equipment and plant:
Customer local access	3-50 years
Junctions and trunk transmission systems	10-50 years
Switching equipment	3-15 years
Other network equipment	4-25 years
Buildings	40-50 years
Motor vehicles	4-10 years
Furniture and fittings	5-10 years
Computer equipment	3-8 years

Where the remaining useful lives or recoverable values have diminished due to technological, regulatory or market condition changes, depreciation is accelerated.

Land and capital work in progress are not depreciated. Where property, plant or equipment is disposed of, the profit or loss recognised in the income statement is calculated as the difference between the sale price and the carrying value of the asset.

Leased assets

New Chorus is a lessee of certain plant, equipment, land and buildings under both operating and finance leases. Lease costs relating to operating leases are recognised on a straight-line basis over the life of the lease. Finance leases, which effectively transfer to New Chorus substantially all the risks and benefits of ownership of the leased assets, are capitalised at the lower of the leased asset’s fair value or the present value of the minimum lease payments at inception of the lease. The leased assets and corresponding liabilities are recognised and the leased assets are depreciated over their estimated useful lives.

Intangible assets

The cost of acquiring an intangible asset with a finite life is amortised from the date the underlying asset is held ready for use on a straight-line basis over its estimated useful life which is as follows:

Software	2-8 years
Other intangibles	1-20 years

Where estimated useful lives or recoverable values have diminished due to technological change or market conditions, amortisation is accelerated.

New Chorus capitalises the direct costs associated with the development of network and business software for internal use where project success is regarded as probable. Capitalised costs include external direct costs of materials and services consumed, payroll and direct payroll-related costs for employees (including contractors) directly associated with the project and interest costs incurred while developing the software. Software developed for internal use is amortised over its estimated useful life.

Impairment of property, plant and equipment and finite lived intangible assets

At each year end, New Chorus reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, New Chorus estimates the recoverable amount of the cash-generating unit to which the asset belongs. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognised immediately in the income statement. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, a level that will not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is then recognised immediately in the income statement.

Financial instruments

New Chorus has derivative and non-derivative financial instruments. New Chorus’ non-derivative financial instruments comprise trade receivables and trade payables.

Non-derivative financial instruments are recognised initially at fair value, plus for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

A financial instrument is recognised if New Chorus becomes a party to the contractual provisions of the instrument. Financial assets are de-recognised if New Chorus’ contractual rights to the cash flows from the financial assets expire or if New Chorus transfers the financial asset to another party without retaining control or substantially all of the risks and rewards of the asset. Purchases and sales of financial assets are accounted for at trade date (i.e. the date New Chorus commits itself to purchase or sell the asset). Financial liabilities are de-recognised if New Chorus’ obligations specified in the contract expire or are discharged or cancelled.

Financial assets at amortised cost

Non-derivative financial assets are classified and measured at amortised cost when the asset is held within a business model whose objective is to collect the contractual cash flows and those contractual cash flows consist solely of payments of principal and interest on specified dates. Assets measured at amortised cost are initially measured at fair value and subsequently measured at amortised cost using the effective interest method, less any impairment losses. Trade accounts receivable are recorded initially at fair value and subsequently measured at amortised cost using the effective interest method, less any provision for impairment loss due to doubtful accounts. The provision for doubtful debts is based on management’s assessment of amounts considered uncollectible for specific customers or groups of customers based on age of debt, history of payments, account activity, economic factors and other relevant information. The amount of the provision is the difference between the asset’s unamortised cost and the present value of estimated future cash flows, discounted at an effective interest rate. The provision expense is recognised in the income statement. Bad debts are written off against the provision for doubtful debts in the period in which it is determined that the debts are uncollectible. If those debts are subsequently collected then a gain is recognised in the income statement.

Financial assets at fair value through profit or loss

Financial assets that are not classified and measured at amortised cost, or fair value through other comprehensive income, are classified at fair value through profit or loss.

Financial liabilities at fair value through profit or loss

A financial liability is classified at fair value through profit or loss if it is held for trading or is designated as such on initial recognition. New Chorus’ financial liabilities measured at fair value through profit or loss. Derivatives are also categorised as held for trading unless they are designated as hedges. On initial recognition, attributable transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, financial liabilities are measured at fair value through profit or loss, with subsequent changes recognised in the income statement.

Financial liabilities measured at amortised cost

Financial liabilities not classified and measured at fair value through profit or loss, are classified and measured at amortised cost. Financial liabilities classified and measured at amortised cost are initially measured at fair value and subsequently measured at amortised cost using the effective interest method.

Derivative financial instruments

New Chorus uses derivative financial instruments to reduce its exposure to fluctuations in foreign currency exchange rates. Derivatives are also entered into from time to time to hedge electricity prices.

Each derivative which is designated as a hedge is classified as either:

•	a hedge of the fair value of recognised assets or liabilities (a fair value hedge); or

•	a hedge of the variability in cash flow of a recognised liability; or

•	a hedge of a highly probable forecast transaction (a cash flow hedge).

Gains and losses on fair value hedges are included in the income statement together with any changes in the fair value of the hedged asset or liability.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are initially recognised in other comprehensive income and held in invested capital. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in invested capital are recycled in the income statement in the periods when the hedged item will affect profit or loss. Alternatively, when the forecast transaction that is hedged results in a non-financial asset or liability, the gains and losses previously deferred in invested capital are transferred from invested capital and included in the initial measurement of the cost of the asset or liability. When a hedging instrument expires or is sold, or a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in invested capital at that time remains in invested capital until the underlying physical exposure occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in invested capital is immediately transferred to the income statement.

For an instrument to qualify as a hedge, the relationship between hedging instruments and hedged items is documented, as well as the risk management objective and strategy for undertaking various hedge transactions. On an ongoing basis the hedges are documented to establish if they are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments that do not qualify or no longer qualify as hedges are stated at fair value and any resultant gain or loss is recognised in the income statement.

Cash flows from derivatives in cash flow and fair value hedge relationships are recognised in the cash flow statement in the same category as that of the hedged item.

Statement of cash flows

As noted in the Basis of preparation, New Chorus does not undertake cash transactions as it has never controlled a bank account to enable it to pay and receive cash. However, New Chorus has recognised within its statement of cash flows the impact of any transaction ultimately settled in cash via Telecom’s bank facilities. These items have then been removed from the cash flow statement within the line ‘movement in invested capital’ such that New Chorus has a net cash flow of zero.

Critical accounting policies

The preparation of special purpose financial statements in conformity with the basis of preparation described above requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. In addition to those allocation principles described in the basis of preparation, the principal areas of judgement in preparing these special purpose financial statements are set out below.

Accounting for property, plant and equipment and finite-life intangible assets

In accounting for items of property, plant and equipment and finite-life intangible assets, judgements must be made about whether costs incurred relate to bringing an asset to working condition for its intended use are appropriate for capitalisation as part of the cost of the asset or whether they should be expensed as incurred. In capitalising costs for internally constructed assets, judgements must be made about the likelihood of project success. Such judgements can be difficult where the project involves the application of unproven technology.

The determination of the appropriate useful life for a particular asset requires management to make judgements about, among other factors, the expected period of service potential of the asset, the likelihood of the asset becoming obsolete as a result of technological advances, the likelihood of New Chorus ceasing to use the asset in its business operations and the effect of Government regulation.

The determination of any impairment of assets is based on a large number of factors, such as those referred to above as well as changes in current competitive conditions, expectations of growth in the telecommunications industry, discontinuance of services and other changes in circumstances that indicate an impairment exists.

Assessing whether an asset is impaired may involve estimating the future cash flows that the asset is expected to generate. The key judgements include rates of expected revenue growth or decline, expected future margins and the selection of an appropriate discount rate for valuing future cash flows. Further, judgements have to be made regarding the expected utilisation period, which is closely linked to the regulatory environment.

At 30 June 2011 New Chorus’ special purpose statement of financial position had a carrying value of NZ$2,081 million in relation to property, plant and equipment and finite-life intangible assets (30 June 2010: NZ$1,996 million; 30 June 2009: NZ$1,871 million). During the year ended 30 June 2011, New Chorus recognised impairment charges totalling NZ$42 million due to the combined effect of the move to a fibre-oriented world and regulatory developments. Further details of this impairment are provided in note 5. No impairment arose as a result of the review of the carrying value of New Chorus’ assets for the years 30 June 2010 and 30 June 2009.

Any future adverse impacts arising in assessing the carrying value or lives of New Chorus’ property, plant and equipment and finite-life intangible assets could lead to future impairments or increases in depreciation and amortisation charges that could affect future earnings.

Provisions and contingent liabilities

Management consults with legal counsel on matters related to litigation, as well as other experts both within and outside the Telecom Group with respect to matters in the ordinary course of business. In respect of all claims, litigation and regulatory risks, New Chorus provides for anticipated costs where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome. The ultimate liability due may vary from the amounts provided and will be dependent on the eventual outcome of any settlement. As at 30 June 2011, New Chorus was involved in various litigation matters, investigations and inquiries as disclosed in note 18.

Note 2 Segmental analysis

No operating segment disclosure has been disclosed because there was no Chief Operating Decision Maker for the New Chorus operations.

Geographic information

All of New Chorus’ operations are provided in New Zealand, therefore no geographic information is provided.

Note 3 Other operating revenues

YEAR ENDED 30 JUNE	2011 NZ$M	2010 NZ$M	2009 NZ$M
Other operating revenues
Backhaul	93	94	88
Co-location	81	79	78
Field Services	64	59	74
Miscellaneous other	35	32	25

	273	264	265

Note 4 Operating expenses

Labour

Included in labour costs are pension contributions to the New Zealand Government Superannuation Fund. New Chorus also made employer contributions under the KiwiSaver and Company Tax Rate Amendments Act 2007. New Chorus has no other obligations to provide pension benefits in respect of employees.

Other operating expenses

YEAR ENDED 30 JUNE	2011 NZ$M	2010 NZ$M	2009 NZ$M
Other operating expenses
Direct costs	172	168	168
Computer costs	1	1	1
Advertising costs	1	2	1
Accommodation – other costs	33	37	31
Accommodation – lease and rental costs	11	11	9
Costs from New Telecom	153	135	108
Other	10	10	6

	381	364	324

Key management personnel costs

YEAR ENDED 30 JUNE	2011 NZ$000’s	2010 NZ$000’s	2009 NZ$000’s
Directors’ remuneration[1]	480	415	492
Salary and other short-term benefits	5,146	4,819	4,803
Redundancy and termination payments	183	43	89
Share-based compensation	1,802	1,797	1,660

	7,611	7,074	7,044

[1]	Directors’ remuneration includes retirement allowances accrued in the year.

The table above includes an allocation of the remuneration of the Telecom Chief Executive Officer and members of the Executive team.

Auditors’ remuneration

Audit fees billed by the principal auditor of the Telecom Group relating to New Chorus are approximately NZ$1.0 million (30 June 2010: NZ$1.1 million, 30 June 2009: NZ$1.2 million). Audit related fees primarily relating to the audit of regulatory disclosures such as New Telecom’s accounting separation, the New Telecom list of charges and the Telecom Service Obligation (‘TSO’) as required by legislation, together with work relating to the proposed Demerger are NZ$0.9 million (30 June 2010: NZ$0.4 million, 30 June 2009: NZ$0.2 million). There were no tax fees or other fees for the periods specified.

Donations

New Chorus did not make any donations during the periods specified.

Note 5 Other gains, expenses and impairments

YEAR ENDED 30 JUNE	2011 NZ$M	2010 NZ$M	2009 NZ$M
Asset impairments:
Impairment of telecommunications equipment and plant	2	—	—
Impairment of software	40	—	—

	42	—	—

Other expenses:
Natural disaster costs	22	—	—
UFB related costs	6

	28	—	—

Asset impairments

In the year ended 30 June 2011 there were non-cash charges totalling NZ$42 million resulting in an impairment of the carrying value of certain telecommunications equipment and plant and software assets.

These impairments arose following an assessment of the Government’s May 2011 announcement of its selection of parties for the fibre to the premise programme and the subsequent passing of the Telecommunications Amendment Act (‘the Act’) in June 2011, which seeks to ultimately move the New Zealand industry from a regulated copper path to a new fibre future. Management concluded that it was appropriate to impair certain assets that are expected to be stranded in the future as a result of this longer term change.

Other than these impaired assets, the remaining assets in these programmes have been identified for ongoing use, or reuse, within the business and the recoverable amounts are their value in use. No other assets have been identified as being impaired in the year ended 30 June 2011.

Other expenses

Natural disaster costs

In the year ended 30 June 2011, NZ$22 million of costs were recognised in relation to the Canterbury earthquakes. These costs were comprised of incremental operational costs incurred, customer credits and asset impairments.

Parts of these costs were covered by Telecom’s reinsurance arrangements. However, no receivable from Telecom’s reinsurers has been able to be recognised in the year ended 30 June 2011, due to these proceeds not yet being virtually certain.

UFB related costs

In the year ended 30 June 2011, NZ$6 million of costs were incurred in relation to Telecom’s proposal for, and involvement with, the Government’s UFB initiative and subsequent preparation for the proposed Demerger.

Note 6 Income tax

The income tax (expense)/credit is determined as follows:

YEAR ENDED 30 JUNE	2011 NZ$M	2010 NZ$M	2009 NZ$M
Income statement
Current income tax
Current year income tax expense	(125)	(153)	(179)
Adjustment in respect of prior periods	—	(1)	—
Deferred income tax
Depreciation	6	(8)	(4)
Provisions, accruals, tax losses and other	(1)	—	1
Adjustments in respect of prior periods	—	1	—
Reduction in tax rate[1]	—	8	—
Effects of other changes in tax legislation[2]	—	(21)	—

Income tax expense recognised in income statement	(120)	(174)	(182)

Statement of comprehensive income
Current income tax
Current year income tax credit/(expense)	—	—	—
Deferred income tax
Fair value of derivative financial instruments	—	—	—

Income tax recognised in other comprehensive income	—	—	—

[1]

The Company tax rate changed in New Zealand from 30% to 28% effective for New Telecom from 1 July 2011. A NZ$8 million tax credit in relation to the reduction in the company tax rate in New Zealand was recognised in the year ended 30 June 2010.

[2]

Tax changes announced in May 2010 from the Government’s 2010 budget resulted in a NZ$21 million increased tax expense in the year ended 30 June 2010 relating to the future removal of tax depreciation on certain buildings.

Reconciliation of income tax expense

YEAR ENDED 30 JUNE	2011 NZ$M	2010 NZ$M	2009 NZ$M
Net earnings for the year	276	363	426
Total income tax expense	(120)	(174)	(182)

Net earnings before income tax	396	537	608

Tax at current rate of 30%	(119)	(161)	(182)
Adjustment to taxation
Non deductible items	(1)	—	—
Reduction in tax rate[1]	—	8	—
Effects of other changes in tax legislation[2]	—	(21)	—

Total income tax expense	(120)	(174)	(182)

[1]

The company tax rate changed in New Zealand from 30% to 28%, effective for New Chorus from 1 July 2011, a NZ$8 million tax credit in relation to the reduction in the company tax rate in New Zealand was recognised in the year ended 30 June 2010.

[2]

Tax changes announced in May 2010 from the Government’s 2010 budget resulted in a NZ$21 million increased tax expense in the year ended 30 June 2010 relating to the future removal of tax depreciation on certain buildings.

Income tax effects relating to each component of other comprehensive income

YEAR ENDED 30 JUNE	2011			2010			2009
	BEFORE TAX	TAX CREDIT	NET OF TAX	BEFORE TAX	TAX CREDIT	NET OF TAX	BEFORE TAX	TAX CREDIT	NET OF TAX
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Cash flow hedges (see note 16)	(4)	1	(3)	1	—	1	(4)	1	(3)

Total other comprehensive income/(loss) for the year	(4)	1	(3)	1	—	1	(4)	1	(3)

Net earnings for the year			276			363			426

Total comprehensive income for the year			273			364			423

Note 7 Earnings per share

YEAR ENDED 30 JUNE	2011	2010	2009
Basic earnings per share
Numerator:
Net earnings attributable to equity holders (NZ$M)	276	363	426
Denominator – weighted average ordinary shares (in millions)	385	378	367
Basic earnings per share:
From net earnings attributable to equity holders (in NZ$)	0.72	0.96	1.16
Diluted earnings per share
Denominator (in millions)
Ordinary shares	385	378	367
Options	1	1	—

	386	379	367

Diluted earnings per share:
From net earnings attributable to equity holders (in NZ$)	0.72	0.96	1.16
Anti-dilutive potential shares (in millions)

Options	—	1	2

Note 8 Receivables and prepayments

30 JUNE	2011 NZ$M	2010 NZ$M	2009 NZ$M
Trade receivables	16	15	11
Prepaid expenses and other receivables	24	24	18
Receivables from New Telecom	82	84	87

	122	123	116

Note 9 Intangible assets

30 JUNE 2011	SOFTWARE NZ$M	OTHER INTANGIBLES NZ$M	WORK IN PROGRESS NZ$M	TOTAL NZ$M
Cost
Balance as at 1 July 2010	46	4	67	117
Net acquisitions and transfers	53	—	27	80
Disposals	—	—	—	—

Balance as at 30 June 2011	99	4	94	197

Accumulated amortisation and impairment losses
Balance as at 1 July 2010	(26)	—	—	(26)
Amortisation	(11)	—	—	(11)
Disposals	—	—	—	—
Impairment (see note 6)	(6)		(34)	(40)

Balance as at 30 June 2011	(43)	—	(34)	(77)

Net book value at 30 June 2011	56	4	60	120

30 JUNE 2010	SOFTWARE NZ$M	OTHER INTANGIBLES NZ$M	WORK IN PROGRESS NZ$M	TOTAL NZ$M
Cost
Balance as at 1 July 2009	26	4	63	93
Net acquisitions and transfers	20	—	4	24
Disposals	—	—	—	—

Balance as at 30 June 2010	46	4	67	117

Accumulated amortisation and impairment losses
Balance as at 1 July 2009	(22)	—	—	(22)
Amortisation	(4)	—	—	(4)
Disposals	—	—	—	—

Balance as at 30 June 2010	(26)	—	—	(26)

Net book value at 30 June 2010	20	4	67	91

30 JUNE 2009	SOFTWARE NZ$M	OTHER INTANGIBLES NZ$M	WORK IN PROGRESS NZ$M	TOTAL NZ$M
Cost
Balance as at 1 July 2008	25	4	5	34
Net acquisitions and transfers	1	—	58	59
Disposals	—	—	—	—

Balance as at 30 June 2009	26	4	63	93

Accumulated amortisation and impairment losses
Balance as at 1 July 2008	(20)	—	—	(20)
Amortisation	(2)	—	—	(2)
Disposals	—	—	—	—

Balance as at 30 June 2009	(22)	—	—	(22)

Net book value at 30 June 2009	4	4	63	71

Total software acquisitions for the years ended 30 June 2011, 2010 and 2009 do not include any internally generated assets.

Note 10 Property, plant and equipment

30 JUNE 2011	TELECOMMUNICATIONS EQUIPMENT AND PLANT NZ$M	FREEHOLD LAND NZ$M	BUILDINGS NZ$M	OTHER ASSETS NZ$M	WORK IN PROGRESS NZ$M	TOTAL NZ$M
Cost
Balance as at 1 July 2010	4,774	30	166	9	61	5,040
Net acquisitions and transfers	305	—	5	—	(19)	291
Disposals	(21)	—	(1)	—	—	(22)

Balance as at 30 June 2011	5,058	30	170	9	42	5,309

Accumulated depreciation and impairment losses
Balance as at 1 July 2010	(3,039)	—	(92)	(4)	—	(3,135)
Depreciation charge	(226)		(5)	(1)	—	(232)
Impairment (see note 6)	—	—	—	—	(2)	(2)
Disposals	20	—	1	—	—	21

Balance as at 30 June 2011	(3,245)	—	(96)	(5)	(2)	(3,348)

Net book value at 30 June 2011	1,813	30	74	4	40	1,961

30 JUNE 2010	TELECOMMUNICATIONS EQUIPMENT AND PLANT NZ$M	FREEHOLD LAND NZ$M	BUILDINGS NZ$M	OTHER ASSETS NZ$M	WORK IN PROGRESS NZ$M	TOTAL NZ$M
Cost
Balance as at 1 July 2009	4,506	30	163	8	38	4,745
Net acquisitions and transfers	285	—	3	2	23	313
Disposals	(17)	—	—	(1)	—	(18)

Balance as at 30 June 2010	4,774	30	166	9	61	5,040

Accumulated depreciation and impairment losses
Balance as at 1 July 2009	(2,855)	—	(87)	(3)	—	(2,945)
Depreciation charge	(198)	—	(5)	(1)	—	(204)
Disposals	14	—	—	—	—	14

Balance as at 30 June 2010	(3,039)	—	(92)	(4)	—	(3,135)

Net book value at 30 June 2010	1,735	30	74	5	61	1,905

30 JUNE 2009	TELECOMMUNICATIONS EQUIPMENT AND PLANT NZ$M	FREEHOLD LAND NZ$M	BUILDINGS NZ$M	OTHER ASSETS NZ$M	WORK IN PROGRESS NZ$M	TOTAL NZ$M
Cost
Balance as at 1 July 2008	4,264	30	158	7	26	4,485
Net acquisitions and transfers	265	—	5	3	12	285
Disposals	(23)	—	—	(2)	—	(25)

Balance as at 30 June 2009	4,506	30	163	8	38	4,745

Accumulated depreciation and impairment losses
Balance as at 1 July 2008	(2,694)	—	(83)	(4)	—	(2,781)
Depreciation charge	(184)	—	(4)	(1)	—	(189)
Disposals	23	—	—	2	—	25

Balance as at 30 June 2009	(2,855)	—	(87)	(3)	—	(2,945)

Net book value at 30 June 2009	1,651	30	76	5	38	1,800

Values ascribed to land and buildings

New Chorus’ properties consist primarily of special-purpose network buildings, which form an integral part of the telecommunications network.

Operating leases

Included in buildings at 30 June 2011 are buildings on leasehold land with a cost of NZ$5 million (30 June 2010: NZ$5 million, 30 June 2009: NZ$5 million) together with accumulated depreciation of NZ$3 million (30 June 2010: NZ$3 million, 30 June 2009: NZ$3 million).

Land claims

Under the Treaty of Waitangi Act 1975, all interests in land included in the assets purchased from the New Zealand Government may be subject to claims to the Waitangi Tribunal, which has the power to recommend, in appropriate circumstances, with binding effect, that the land be resumed by the Government in order that it be returned to Māori claimants. In the event that the Government resumes land, compensation will be paid to New Chorus under the provisions of the Public Works Act 1981. If this is insufficient to cover the loss, certain additional compensation is payable under the provisions of the sale and purchase agreement between Telecom and the Government.

Under the State Owned Enterprises Act 1986, the Governor-General of New Zealand, if satisfied that any land or interest in land held by New Chorus is wāhi tapu (being land of special spiritual, cultural or historical tribal significance), may declare by Order in Council that the land be resumed by the Government, with compensation payable to New Chorus under the provisions of the Public Works Act 1981. New Chorus would expect to negotiate with the new Māori owners for continued occupancy rights of any sites resumed by the Government.

Note 11 Accounts payable and accruals

30 JUNE	2011 NZ$M	2010 NZ$M	2009 NZ$M
Trade accounts payable	82	84	50
Accrued personnel costs	5	4	4
Revenue billed in advance	4	3	2
Payables to New Telecom	15	10	11
Other accrued expenses	—	4	—

	106	105	67

Note 12 Derivative liabilities

30 JUNE	2011 NZ$M	2010 NZ$M	2009 NZ$M
Short-term derivative liabilities:
Forward exchange contracts	4	—	2

	4	—	2

New Chorus uses derivative financial instruments to reduce its exposure to fluctuations in foreign currency exchange rates. The notional values of contract amounts outstanding are as follows:

30 JUNE	CURRENCY	MATURITIES	2011 NZ$M	2010 NZ$M	2009 NZ$M
Forward exchange contracts	NZD:AUD	2011-2012	7	1	8
	NZD:USD	2011-2013	60	—	6
	NZD:EUR	2011-2012	16	—	8
	Other	2011	—	—	—

Note 13 Provisions

	2011	2010	2009
30 JUNE	NZ$M	NZ$M	NZ$M
Balance at 1 July	1	2	—
Provisions made during the year	12	1	2
Release of provision	(1)	(2)	—
Balance at 30 June	12	1	2
Current	12	1	2
Non-current	—	—	—

Provisions are made up of estimates relating to commercial obligations and are expected to be utilised within one year.

Note 14 Deferred tax

30 JUNE 2011	TAX DEPRECIATION NZ$M	PROVISIONS AND ACCRUALS NZ$M	TAX LOSSES NZ$M	OTHER NZ$M	TOTAL NZ$M
Assets/(liabilities)
Balance at beginning of the year	(135)	2	—	—	(133)
Amounts recognised in earnings
Relating to the current year	6	(1)	—	—	5
Adjustments in respect of prior years	—	—	—	—	—
Amounts recognised in invested capital
Relating to the current year	—	—	—	2	2

	(129)	1	—	2	(126)

30 JUNE 2010	TAX DEPRECIATION NZ$M	PROVISIONS AND ACCRUALS NZ$M	TAX LOSSES NZ$M	OTHER NZ$M	TOTAL NZ$M
Assets/(liabilities)
Balance at beginning of the year	(114)	1	—	—	(113)
Amounts recognised in earnings
Relating to the current year	(21)	—	—	—	(21)
Adjustments in respect of prior years	—	1	—	—	1
Amounts recognised in invested capital
Relating to the current year	—	—	—	—	—

	(135)	2	—	—	(133)

30 JUNE 2009	TAX DEPRECIATION NZ$M	PROVISIONS AND ACCRUALS NZ$M	TAX LOSSES NZ$M	OTHER NZ$M	TOTAL NZ$M
Assets/(liabilities)
Balance at beginning of the year	(110)	—	—	—	(110)
Amounts recognised in earnings
Relating to the current year	(4)	1	—	—	(3)
Adjustments in respect of prior years	—	—	—	—	—
Amounts recognised in invested capital
Relating to the current year	—	—	—	—	—

	(114)	1	—	—	(113)

On 27 May 2010 the New Zealand Government enacted the Taxation (Budget Measures) Act 2010 which changes the effective rate at which New Chorus’ temporary differences will reverse from 30% to 28%, effective from the year beginning 1 July 2011. Deferred tax assets and liabilities that will reverse on or after this date have been revalued accordingly.

Note 15 Employee share schemes

New Chorus incentive schemes

New Chorus employees participated in a number of Telecom’s incentive schemes, which include a share option scheme, a restricted share scheme and share rights schemes. The awards under the schemes are settled with ordinary Telecom shares. The shares will be subject to the same Demerger provisions as other issued shares, being one New Chorus share issued for every five Telecom shares held. The shares for each employee transferring to New Chorus may transfer with them.

Note 16 Financial instruments and risk management

New Chorus’ activities expose it to a variety of financial risks including market risk (such as currency risk), liquidity risk and credit risk. New Chorus has used the Telecom treasury function, which operates under approved treasury policies, to mitigate potential adverse effects on New Chorus’ financial performance from these risks. The Telecom treasury function uses certain financial instruments to achieve this.

Financial Instruments

New Chorus’ financial instruments are classified as follows:

30 JUNE 2011	FAIR VALUE THROUGH PROFIT OR LOSS NZ$M	FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME NZ$M	DESIGNATED IN HEDGING RELATIONSHIPS NZ$M	AMORTISED COST NZ$M	TOTAL NZ$M
Assets
Current assets
Trade receivables	—	—	—	16	16

	—	—	—	16	16

Liabilities
Current liabilities
Short-term derivative liabilities	—	—	(4)	—	(4)
Trade accounts payable	—	—	—	(82)	(82)

	—	—	(4)	(82)	(86)

30 JUNE 2010	FAIR VALUE THROUGH PROFIT OR LOSS NZ$M	FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME NZ$M	DESIGNATED IN HEDGING RELATIONSHIPS NZ$M	AMORTISED COST NZ$M	TOTAL NZ$M
Assets
Current assets
Trade receivables	—	—	—	15	15

	—	—	—	15	15

Liabilities
Current liabilities
Short-term derivative liabilities	—	—	—	—	—
Trade accounts payable	—	—	—	(84)	(84)

	—	—	—	(84)	(84)

30 JUNE 2009	FAIR VALUE THROUGH PROFIT OR LOSS NZ$M	FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME NZ$M	DESIGNATED IN HEDGING RELATIONSHIPS NZ$M	AMORTISED COST NZ$M	TOTAL NZ$M
Assets
Current assets
Trade receivables	—	—	—	11	11

	—	—	—	11	11

Liabilities
Current liabilities
Short-term derivative liabilities	—	—	(2)	—	(2)
Trade accounts payable	—	—	—	(50)	(50)

	—	—	(2)	(50)	(52)

Fair value of financial instruments

Financial instruments are either carried at amortised cost, less any provision for impairment, or fair value. All New Chorus financial instruments are recorded at amortised cost.

The table below categorises New Chorus’ financial assets and liabilities that are measured at fair value by the significance of the inputs used in making the measurements:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Trade receivables and trade accounts payable assessment of fair value are approximately equivalent to their fair value because of the short-term to maturity.

Short-term derivative liabilities are classified in the level 2 category due to their short-term nature.

Risk management

New Chorus is exposed to market risk due to foreign currency and price risk, as well as credit risk and liquidity risk.

Market risk

New Chorus is exposed to market risk primarily from changes in foreign currency exchange rates. New Chorus does not hold or issue derivative financial instruments for trading purposes. All contracts have been entered into with major creditworthy financial institutions. The risk associated with these transactions is the cost of replacing these agreements at the current market rates in the event of default by a counterparty.

Currency risk

New Chorus’ primary objective in managing foreign currency risk is to protect against the risk that eventual New Zealand dollar net cash flows will be adversely affected by changed in foreign currency exchange rates. To do this New Chorus enters into forward exchange contracts and foreign currency options to reduce its foreign currency exposures.

New Chorus uses forward exchange contracts and foreign currency options to hedge forecast transactions that have a high probability of occurrence and firm purchase commitments with fair value changes in foreign currency receivables and payables.

New Chorus has no exposure to foreign currencies arising from financial instruments for the year ended 30 June 2011.

30 JUNE 2011	AUD NZ$M	USD NZ$M	EUR NZ$M	TOTAL NZ$M
Exposures
Trade accounts payable	(1)	(6)	(1)	(8)

Total exposure from non-derivative financial instruments	(1)	(6)	(1)	(8)

Forward exchange contracts	4	(14)	16	6

Total exposure from hedging instruments	4	(14)	16	6

30 JUNE 2010	AUD NZ$M	USD NZ$M	EUR NZ$M	TOTAL NZ$M
Exposures
Trade accounts payable	(1)	—	—	(1)

Total exposure from non-derivative financial instruments	(1)	—	—	(1)

Forward exchange contracts	1	—	—	1

Total exposure from hedging instruments	1	—	—	1

30 JUNE 2009	AUD NZ$M	USD NZ$M	EUR NZ$M	TOTAL NZ$M
Exposures
Trade accounts payable	—	(3)	(2)	(5)

Total exposure from non-derivative financial instruments	—	(3)	(2)	(5)

Hedging instruments
Forward exchange contracts	7	6	7	20

Total exposure from hedging instruments	7	6	7	20

The above table includes New Chorus’ foreign currency exposures to financial instruments. Forecast purchases in foreign currencies have not been included in the table above as they are not financial instruments.

As at 30 June 2011, 2010 and 2009 a movement of 10% in the New Zealand dollar would not have a material impact on the income statement or the statement of changes in invested capital.

This analysis assumes a movement in the New Zealand dollar across all currencies and only includes the effect of foreign exchange movements on financial instruments. All other variables remain constant.

Interest rate risk

New Chorus does not have any debt so does not have any exposure to interest rate risk.

Liquidity risk

Liquidity risk represents New Chorus’ ability to meet its contractual obligations. New Chorus’ exposure to liquidity risk based on contractual cash flows relating to financial liabilities is summarised below:

30 JUNE 2011	CARRYING AMOUNT NZ$M	CONTRACTUAL CASH FLOWS NZ$M	0-6 MONTHS NZ$M	6-12 MONTHS NZ$M	1-2 YEARS NZ$M	2-3 YEARS NZ$M	3-4 YEARS NZ$M	4-5 YEARS NZ$M	5+ YEARS NZ$M
Non-derivative financial liabilities
Trade accounts payable	82	82	82	—	—	—	—	—	—

Derivative financial liabilities
Forward exchange contracts (gross settled)
Inflows	—	(37)	(25)	(12)	—	—	—	—	—
Outflows	4	41	28	13	—	—	—	—	—

	86	86	85	1	—	—	—	—	—

30 JUNE 2010	CARRYING AMOUNT NZ$M	CONTRACTUAL CASH FLOWS NZ$M	0-6 MONTHS NZ$M	6-12 MONTHS NZ$M	1-2 YEARS NZ$M	2-3 YEARS NZ$M	3-4 YEARS NZ$M	4-5 YEARS NZ$M	5+ YEARS NZ$M
Non-derivative financial liabilities
Trade accounts payable	84	84	84	—	—	—	—	—	—

Derivative financial liabilities
Forward exchange contracts (gross settled)
Inflows	—	(1)	(1)	—	—	—	—	—	—
Outflows	—	1	1	—	—	—	—	—	—

	84	84	84	—	—	—	—	—	—

30 JUNE 2009	CARRYING AMOUNT NZ$M	CONTRACTUAL CASH FLOWS NZ$M	0-6 MONTHS NZ$M	6-12 MONTHS NZ$M	1-2 YEARS NZ$M	2-3 YEARS NZ$M	3-4 YEARS NZ$M	4-5 YEARS NZ$M	5+ YEARS NZ$M
Non-derivative financial liabilities
Trade accounts payable	50	50	50	—	—	—	—	—	—

Derivative financial liabilities
Forward exchange contracts (gross settled)
Inflows	—	(20)	(17)	(3)	—	—	—	—	—
Outflows	2	22	18	4	—	—	—	—	—

	52	52	51	1	—	—	—	—	—

Contractual cash flows include contractual undiscounted principal and interest payments. Historically New Chorus has been able to utilise Telecom’s available cash and derivative assets to manage liquidity.

Credit risk

In the normal course of its business, New Chorus incurs credit risk from financial instruments including trade receivables and derivative financial instruments.

New Chorus’ derivative financial instruments are with high credit quality financial institutions and limit the amount of credit exposure to any one financial institution. There is no significant concentration of credit risk with respect to trade receivables.

NZ$40 million of New Chorus’ assets are subject to credit risk (30 June 2010: NZ$39 million, 30 June 2009: NZ$29 million).

New Chorus’ only financial assets that are past their due payment date are trade receivables. New Chorus’ trade receivables are aged as follows:

	2011	2010	2009
30 JUNE	NZ$M	NZ$M	NZ$M
Current	14	13	9
0-30 days past due	1	2	—
30-60 days past due	—	—	—
60-90 days past due	1	—	2
90+ days past due	—	—	—

	16	15	11

New Chorus has NZ$2 million (30 June 2010: NZ$2 million, 30 June 2009: NZ$2 million) of financial assets that are overdue and not impaired.

New Chorus does not expect their customers to be unable to make required payments and therefore does not maintain a provision for doubtful debts.

Electricity price risk

New Chorus has previously used electricity hedges to reduce exposure to electricity spot price movements. New Chorus’ last electricity hedge contracts matured in March 2009.

Capital risk management

New Chorus does not have a separate Capital Management Policy or a separate credit rating.

Hedging activities

New Chorus is exposed to market risk primarily from changes in foreign currency exchange rates and does not currently hold or issue derivative financial instruments for trading purposes. Each derivative that is designated as a hedge is classified as a cash flow hedge.

The fair values of derivatives in hedging relationships are as follows:

	2011		2010		2009
30 JUNE	ASSETS NZ$M	LIABILITIES NZ$M	ASSETS NZ$M	LIABILITIES NZ$M	ASSETS NZ$M	LIABILITIES NZ$M
Cash flow hedges
Forward exchange contracts	—	(4)	—	—	—	(2)

Total derivative assets/(liabilities)	—	(4)	—	—	—	(2)

Cash flow hedges

New Chorus enters into forward exchange contracts to hedge foreign currency purchases. The majority of the purchases are forecast to be made within 12 months of 30 June 2011.

When in a hedging relationship, the fair value of foreign exchange forward contracts will be included in the income statement at the same time as the underlying purchase impacts the determination of income. If the purchase relates to an operating expense, the fair value will be recognised when the underlying expense is recognised. If the purchase relates to an item of property, plant and equipment or intangible assets, the fair value will be recognised in the income statement as the asset depreciates or is amortised (see depreciation accounting policy in note 1). If the purchase relates to an inventory item, the fair value will be recognised in the income statement when the underlying inventory is expensed.

A reconciliation of movements in the cash flow hedge reserve follows:

YEAR ENDED 30 JUNE 2011	BEFORE TAX NZ$M	TAX EXPENSE / (CREDIT) NZ$M	NET OF TAX NZ$M
Balance at 1 July			—
Gain/(loss) recognised in other comprehensive income	(4)	1	(3)
Total movements to other comprehensive income	(4)	1	(3)

Balance at 30 June			(3)

YEAR ENDED 30 JUNE 2010	BEFORE TAX NZ$M	TAX EXPENSE / (CREDIT) NZ$M	NET OF TAX NZ$M
Balance at 1 July			(1)
Gain/(loss) recognised in other comprehensive income	(1)	—	(1)
Amount reclassified from cash flow hedge reserve to:
Property, plant and equipment / intangible assets	2	—	2
Total movements to other comprehensive income	1	—	1

Balance at 30 June			—

YEAR ENDED 30 JUNE 2009	BEFORE TAX NZ$M	TAX EXPENSE / (CREDIT) NZ$M	NET OF TAX NZ$M
Balance at 1 July			2
Gain/(loss) recognised in other comprehensive income	(6)	1	(5)
Amount reclassified from cash flow hedge reserve to:
Other operating expenses	2	—	2
Total movements to other comprehensive income	(4)	1	(3)

Balance at 30 June			(1)

Note 17 Commitments

Operating lease commitments – New Chorus as Lessee

Telecom has entered into commercial leases on properties, network infrastructure, motor vehicles and other items of equipment which are expected to be assumed by New Chorus on Demerger. The commitments shown below are presented as if New Chorus was the lessee historically. Certain leases are subject to New Chorus being able to renew or extend the lease period based on terms that would then be agreed with the lessor. There are no other significant lease terms that relate to contingent rents, purchase options or other restrictions on New Chorus.

Future minimum rental commitments for all non-cancellable operating leases are:

	2011	2010	2009
YEAR ENDED 30 JUNE	NZ$M	NZ$M	NZ$M
Less than 1 year	2	2	3
Between 1 and 5 years	4	5	6
More than 5 years	3	3	4

	9	10	13

Capital commitments

At 30 June 2011, capital expenditure amounting to NZ$27 million (30 June 2010: NZ$45 million, 30 June 2009: NZ$31 million) had been committed under contractual arrangements, with substantially all payments due within one year. The capital expenditure commitments principally relate to telecommunications network assets.

Note 18 Contingencies

Lawsuits and other claims

Where New Chorus concludes that its defence will more likely than not be successful, then such lawsuits or claims are considered a contingent liability and no provision is recognised. When it is more likely than not that New Chorus is liable and that there will be an outflow of resources to settle a lawsuit or claim, a provision is recognised, unless the amount cannot be measured reliably. There can be no assurance that such litigation will not have a material adverse effect on New Chorus’ business, financial condition or results of operations.

The following cases have been lodged against Telecom, however for the purposes of these financial statements they are considered to relate to the past operations of New Chorus and are therefore presented below as contingent liabilities of New Chorus. While these claims relate to the past operations of New Chorus, they have been legally claimed against Telecom. The following references to Telecom are also considered applicable to New Chorus.

New Zealand

Telecom has been joined as one of numerous respondents in a claim lodged through the Weathertight Homes Resolution Services. The claim relates to a property development site called ‘Ellerslie Park’ where Telecom installed external telephone junction boxes. While the claim against Telecom is small, liability could be joint and several. Telecom unsuccessfully applied to strike out the claim. A three week hearing was scheduled to begin on 20 September 2010 but was deferred to 11 April 2011 due to the claimants’ delay in providing their amended claim. The hearing in April 2011 was vacated pending the Auckland City Council’s application to judicially review a determination of the adjudicator to refuse its removal application. No new hearing date has been set for the substantive proceedings.

In October 2010 the Commerce Commission (the ‘Commission’) announced the commencement of an investigation into Telecom’s alleged breach of the Operational Separation Undertakings (the obligation not to discriminate) in respect of Chorus’ provision of Sub Loop Extension Services (‘SLES’) and Telecom Wholesale’s failure to provide Unbundled Bitstream Access (‘UBA’) with Sub Loop Unbundling (‘SLU’) and SLES. On 26 May 2011, the Commission announced that it had decided to issue enforcement proceedings alleging that Telecom is likely to have discriminated in breach of the Operational Separation Undertakings by failing to provide other telecommunications service providers with UBA in conjunction with SLES, when it provided an equivalent service to its own retail business. Any enforcement proceedings could include the Commission seeking compensation on behalf of other service providers. On 19 July 2011, CallPlus Limited and Kordia Limited lodged claims with Telecom (based on contract, estoppel and the Fair Trading Act) in relation to the same matter, although they have not commenced proceedings. The quantum of the claims is stated to be NZ$65 million and NZ$74 million respectively, but the claims would overlap with any service provider compensation that may be included in enforcement proceedings issued by the Commission. This claim has been cross-guaranteed by New Telecom.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

Land claims

As previously stated in note 10, interests in land included in property, plant and equipment purchased from the Government may be subject to claims to the Waitangi Tribunal or deemed to be wāhi tapu and, in either case, may be resumed by the Government. Certain claims have been brought or are pending against the Government under the Treaty of Waitangi Act 1975. Some of these claims may affect land transferred to Telecom by the Government and which is expected to be transferred to New Chorus on Demerger. In the event that land is resumed by the Government, there is provision for compensation to Telecom and consequently to New Chorus.

Other claims

Various other lawsuits, claims, investigations and inquiries have been brought, are pending, or are in process against Telecom and its subsidiaries, none of which Telecom currently believes are expected to have a significant effect on the financial position or profitability of New Chorus. Telecom cannot reasonably estimate the adverse effect (if any) on Telecom or New Chorus if any of the foregoing outstanding claims or inquiries are ultimately resolved against Telecom’s interests. There can be no assurance that such cases will not have a significant effect on New Chorus’ business, financial condition, position, results of operations or profitability.

Note 19 Related party transactions

Interest of directors in certain transactions

Certain Telecom directors have relevant interests in a number of companies with which New Chorus has transactions in the normal course of business. A number of New Chorus’ directors are also non-executive directors of other companies. Any transactions undertaken with these entities have been entered into on an arm’s length commercial basis.

Key management personnel costs are presented in note 4.

Transactions with New Telecom

New Chorus and New Telecom did not operate as separate companies during the period, instead both entities operations were intertwined in the operations of Telecom. For this reason New Chorus and New Telecom have been classified as related parties.

During the period, New Chorus received shared services, corporate services and data products from New Telecom.

New Chorus provided local loop, data, internet and broadband, backhaul, co-location, field services and other operating services to New Telecom.

	2011	2010	2009
YEAR ENDED 30 JUNE	NZ$M	NZ$M	NZ$M
Revenue from New Telecom	965	1,013	1,048
Expenses paid to New Telecom	(153)	(135)	(108)
Receivable from New Telecom	82	84	87
Payable to New Telecom	(15)	(10)	(11)

Note 20 Subsidiary companies

Following Demerger the New Chorus Group will consist of a parent company and an operating subsidiary.

Note 21 Reconciliation of net earnings to net cash flows from operating activities

	2011	2010	2009
YEAR ENDED 30 JUNE	NZ$M	NZ$M	NZ$M
Net earnings for the year	276	363	426
Adjustments to reconcile net earnings to net cash flows from operating activities
Non-cash revenue received from New Telecom	(965)	(1,013)	(1,048)
Non-cash expenses paid to New Telecom	153	135	108
Depreciation	232	204	189
Amortisation	11	4	2
Deferred income tax	(7)	20	3
Asset impairments	42	—	—
Changes in assets and liabilities net of effects of non-cash and investing and financing activities
(Increase)/decrease in accounts receivable and related items	(1)	(10)	6
Decrease/(increase) in current taxation	19	69	26
Decrease in accounts payable and related items	14	7	3

Net cash flows from operating activities	(226)	(221)	(285)

Trading between New Chorus and New Telecom recognised in the income statement has not previously been settled through cash payments, they have been eliminated on consolidation of the Telecom Group. As such, these trades are reflected in the cash flow statement within ‘movement in invested capital’.

Note 22 Significant events after balance date

No significant events have occurred after balance date.

Note 23 Reconciliation of New Chorus special purpose financial statements to Telecom Group general purpose financial statements

The following reconciliations establish how the New Chorus special purpose income statement, statement of financial position and statement of cash flows have been derived from the audited general purpose Telecom financial statements.

The balance from the audited general purpose Telecom financial statements are extracted directly. The ‘internal’ adjustments then reflect the reinstatement of the trading between New Chorus and New Telecom that is eliminated on consolidation in the preparation of the general purpose Telecom financial statements. The New Telecom balances are then removed to leave New Chorus.

Year ended 30 June 2011

Income statement

	Telecom	Internal	New Telecom	New Chorus
(DOLLARS IN MILLIONS)	NZ$M	NZ$M	NZ$M	NZ$M
Operating revenues and other gains
Local service	981	524	(955)	550
Calling	928	—	(928)	—
Interconnection	195	—	(195)	—
Mobile	825	—	(825)	—
Data	592	56	(575)	73
Broadband and internet	581	143	(487)	237
IT services	561	—	(561)	—
Resale	235	—	(235)	—
Other operating revenues	179	262	(168)	273
Other gains	45	—	(45)	—

	5,122	985	(4,974)	1,133

Operating expenses
Labour	(869)	—	826	(43)
Intercarrier costs	(939)	(617)	1,556	—
Other operating expenses	(1,495)	(368)	1,482	(381)
Other expenses	(71)	—	43	(28)
Asset impairments	(257)	—	215	(42)
Depreciation	(733)	—	501	(232)
Amortisation	(294)	—	283	(11)

	(4,658)	(985)	4,906	(737)

Finance income	15	—	(15)	—
Finance expense	(203)	—	203	—
Share of associates’ net profits	1	—	(1)	—

	(187)	—	187	—

Net earnings/(loss) before income tax	277	—	119	396

Income tax expense	(111)	—	(9)	(120)

Net earnings/(loss) for the year	166	—	110	276

Note 23 Reconciliation of New Chorus special purpose financial statements to Telecom Group general purpose financial statements (continued)

As at 30 June 2011

Statement of financial position

(DOLLARS IN MILLIONS)	Telecom NZ$M	Internal NZ$M	New Telecom NZ$M	New Chorus NZ$M
Current assets:
Cash	324	—	(324)	—
Collateral funds	110	—	(110)	—
Short-term derivative assets	2	—	(2)	—
Receivables and prepayments	701	100	(679)	122
Taxation recoverable	—	3	(3)	—
Inventories	60	—	(60)	—

Total current assets	1,197	103	(1,178)	122

Non-current assets:
Long-term investments	125	—	(125)	—
Long-term receivables	44	—	(44)	—
Long-term derivative assets	40	—	(40)	—
Intangible assets	1,094	—	(974)	120
Property, plant and equipment	3,892	—	(1,931)	1,961

Total non-current assets	5,195	—	(3,114)	2,081

Total assets	6,392	103	(4,292)	2,203

Current liabilities:
Accounts payable and accruals	991	100	(985)	106
Taxation payable	31	3	—	34
Short-term derivative liabilities	333	—	(329)	4
Short-term provisions	38	—	(26)	12
Debt due within one year	397	—	(397)	—

Total current liabilities	1,790	103	(1,737)	156

Non-current liabilities:
Deferred tax liabilities	226	—	(100)	126
Long-term derivative liabilities	330	—	(330)	—
Long-term provisions	35	—	(35)	—
Long-term debt	1,700	—	(1,700)	—

Total non-current liabilities	2,291	—	(2,165)	126

Total liabilities	4,081	103	(3,902)	282

Equity:
Invested capital attributable to equity holders	2,306	—	(385)	1,921
Non-controlling interest	5	—	(5)	—

Total equity	2,311	—	(390)	1,921

Total liabilities and equity	6,392	103	(4,292)	2,203

Note 23 Reconciliation of New Chorus special purpose financial statements to Telecom Group general purpose financial statements (continued)

Year ended 30 June 2011

Statement of cash flows

(DOLLARS IN MILLIONS)	Telecom NZ$M	Internal NZ$M	New Telecom NZ$M	New Chorus NZ$M
Cash flows from operating activities
Cash was provided from/(applied to):
Cash received from customers	5,008	—	(4,841)	167
Interest income	15	—	(15)	—
Dividend income	71	—	(71)	—
Payments to suppliers and employees	(3,421)	—	3,136	(285)
Income tax refunded/(paid)	(127)	—	19	(108)
Interest paid on debt	(197)	—	197	—

Net cash flows from operating activities	1,349	—	(1,575)	(226)

Cash flows from investing activities
Cash was provided from/(applied to):
Sale of property, plant and equipment	3	—	(3)	—
Sale of business	76	—	(76)	—
Sale of and proceeds from long-term investments	107	—	(107)	—
Purchase of property, plant and equipment and intangibles	(1,005)	—	632	(373)
Capitalised interest paid	(16)	—	16	—

Net cash flows from investing activities	(835)	—	462	(373)

Cash flows from financing activities
Cash was provided from/(applied to):
Settlement of derivatives	(11)	—	11	—
Repayment of long-term debt	(21)	—	21	—
Increase in collateral funds	(89)	—	89	—
Proceeds from/(repayment of) short-term debt	(86)	—	86	—
Movement in invested capital	—	—	599	599
Dividends paid	(313)	—	313	—

Net cash flows from financing activities	(520)	—	1,119	599

Net cash flow	(6)	—	6	—
Opening cash position	339	—	(339)	—
Foreign exchange movements	(9)	—	9	—

Closing cash position	324	—	(324)	—

Note 23 Reconciliation of New Chorus special purpose financial statements to Telecom Group general purpose financial statements (continued)

Year ended 30 June 2010

Income statement

(DOLLARS IN MILLIONS)	Telecom NZ$M	Internal NZ$M	New Telecom NZ$M	New Chorus NZ$M
Operating revenues and other gains
Local service	1,026	540	(1,004)	562
Calling	1,003	—	(1,003)	—
Interconnection	178	—	(178)	—
Mobile	826	—	(826)	—
Data	638	72	(626)	84
Broadband and internet	594	159	(511)	242
IT services	486	—	(486)	—
Resale	278	—	(278)	—
Other operating revenues	215	260	(211)	264
Other gains	27	—	(27)	—

	5,271	1,031	(5,150)	1,152

Operating expenses
Labour	(893)	—	850	(43)
Intercarrier costs	(957)	(635)	1,592	—
Other operating expenses	(1,657)	(396)	1,689	(364)
Depreciation	(757)	—	553	(204)
Amortisation	(275)	—	271	(4)

	(4,539)	(1,031)	4,955	(615)

Finance income	22	—	(22)	—
Finance expense	(202)	—	202	—
Share of associates’ net profits	1	—	(1)	—

	(179)	—	179	—

Net earnings before income tax	553	—	(16)	537

Income tax expense	(171)	—	(3)	(174)

Net earnings for the year	382	—	(19)	363

Note 23 Reconciliation of New Chorus special purpose financial statements to Telecom Group general purpose financial statements (continued)

As at 30 June 2010

Statement of financial position

(DOLLARS IN MILLIONS)	Telecom NZ$M	Internal NZ$M	New Telecom NZ$M	New Chorus NZ$M
Current assets:
Cash	339	—	(339)	—
Collateral funds	21	—	(21)	—
Short-term derivative assets	4	—	(4)	—
Receivables and prepayments	702	103	(682)	123
Taxation recoverable	—	—	—	—
Inventories	61	—	(61)	—

Total current assets	1,127	103	(1,107)	123

Non-current assets:
Long-term investments	276	—	(276)	—
Long-term receivables	31	—	(31)	—
Long-term derivative assets	51	—	(51)	—
Intangible assets	1,314	—	(1,223)	91
Property, plant and equipment	4,066	—	(2,161)	1,905

Total non-current assets	5,738	—	(3,742)	1,996

Total assets	6,865	103	(4,849)	2,119

Current liabilities:
Accounts payable and accruals	1,171	102	(1,168)	105
Taxation payable	15	1	(1)	15
Short-term derivative liabilities	22	—	(22)	—
Short-term provisions	19	—	(18)	1
Debt due within one year	184	—	(184)	—

Total current liabilities	1,411	103	(1,393)	121

Non-current liabilities:
Deferred tax liabilities	285	—	(152)	133
Long-term derivative liabilities	440	—	(440)	—
Long-term provisions	47	—	(47)	—
Long-term debt	2,137	—	(2,137)	—

Total non-current liabilities	2,909	—	(2,776)	133

Total liabilities	4,320	103	(4,169)	254

Equity:
Invested capital attributable to equity holders	2,539	—	(674)	1,865
Non-controlling interest	6	—	(6)	—

Total equity	2,545	—	(680)	1,865

Total liabilities and equity	6,865	103	(4,849)	2,119

Note 23 Reconciliation of New Chorus special purpose financial statements to Telecom Group general purpose financial statements (continued)

Year ended 30 June 2010

Statement of cash flows

(DOLLARS IN MILLIONS)	Telecom NZ$M	Internal NZ$M	New Telecom NZ$M	New Chorus NZ$M
Cash flows from operating activities
Cash was provided from/(applied to):
Cash received from customers	5,257	—	(5,128)	129
Interest income	21	—	(21)	—
Dividend income	66	—	(66)	—
Payments to suppliers and employees	(3,389)	—	3,124	(265)
Income tax refunded/(paid)	1	—	(86)	(85)
Interest paid on debt	(195)	—	195	—

Net cash flows from operating activities	1,761	—	(1,982)	(221)

Cash flows from investing activities
Cash was provided from/(applied to):
Sale of property, plant and equipment	3	—	(3)	—
Sale of business	—	—	—	—
Sale of and proceeds from long-term investments	6	—	(6)	—
Purchase of property, plant and equipment and intangibles	(1,080)	—	776	(304)
Capitalised interest paid	(20)	—	20	—

Net cash flows from investing activities	(1,091)	—	787	(304)

Cash flows from financing activities
Cash was provided from/(applied to):
Settlement of derivatives	(22)	—	22	—
Repayment of long-term debt	(15)	—	15	—
Increase in collateral funds	(21)	—	21	—
Proceeds from/(repayment of) short-term debt	(191)	—	191	—
Movement in invested capital	—	—	525	525
Dividends paid	(327)	—	327	—

Net cash flows from financing activities	(576)	—	1,101	525

Net cash flow	94	—	(94)	—
Opening cash position	261	—	(261)	—
Foreign exchange movements	(16)	—	16	—

Closing cash position	339	—	(339)	—

Note 23 Reconciliation of New Chorus special purpose financial statements to Telecom Group general purpose financial statements (continued)

Year ended 30 June 2009

Income statement

(DOLLARS IN MILLIONS)	Telecom NZ$M	Internal NZ$M	New Telecom NZ$M	New Chorus NZ$M
Operating revenues and other gains
Local service	1,053	573	(1,039)	587
Calling	1,239	—	(1,239)	—
Interconnection	177	—	(177)	—
Mobile	822	—	(822)	—
Data	644	78	(634)	88
Broadband and internet	610	149	(535)	224
IT services	516	—	(516)	—
Resale	337	—	(337)	—
Other operating revenues	228	268	(231)	265
Other gains	12	—	(12)	—

	5,638	1,068	(5,542)	1,164

Operating expenses
Labour	(909)	—	868	(41)
Intercarrier costs	(1,239)	(608)	1,847	—
Other operating expenses	(1,710)	(460)	1,846	(324)
Other expenses	—	—	—	—
Asset impairments	(101)	—	101	—
Depreciation	(683)	—	494	(189)
Amortisation	(234)	—	232	(2)

	(4,876)	(1,068)	5,388	(556)

Finance income	41	—	(41)	—
Finance expense	(242)	—	242	—
Share of associates’ net losses	(1)	—	1	—

	(202)	—	202	—

Net earnings/(loss) before income tax	560	—	48	608

Income tax expense	(160)	—	(22)	(182)

Net earnings for the year	400	—	26	426

Note 23 Reconciliation of New Chorus special purpose financial statements to Telecom Group general purpose financial statements (continued)

As at 30 June 2009

Statement of financial position

(DOLLARS IN MILLIONS)	Telecom NZ$M	Internal NZ$M	New Telecom NZ$M	New Chorus NZ$M
Current assets:
Cash	261	—	(261)	—
Short-term derivative assets	2	—	(2)	—
Receivables and prepayments	781	100	(765)	116
Taxation recoverable	47	7	—	54
Inventories	97	—	(97)	—

Total current assets	1,188	107	(1,125)	170

Non-current assets:
Long-term investments	267	—	(267)	—
Long-term receivables	—	—	—	—
Long-term derivative assets	69	—	(69)	—
Intangible assets	1,220	(57)	(1,092)	71
Property, plant and equipment	4,021	57	(2,278)	1,800

Total non-current assets	5,577	—	(3,706)	1,871

Total assets	6,765	107	(4,831)	2,041

Current liabilities:
Accounts payable and accruals	1,021	100	(1,054)	67
Taxation payable	—	7	(7)	—
Short-term derivative liabilities	43	—	(41)	2
Short-term provisions	34	—	(32)	2
Debt due within one year	385	—	(385)	—

Total current liabilities	1,483	107	(1,519)	71

Non-current liabilities:
Deferred tax liabilities	186	—	(73)	113
Long-term derivative liabilities	343	—	(343)	—
Long-term provisions	27	—	(27)	—
Long-term debt	2,281	—	(2,281)	—

Total non-current liabilities	2,837	—	(2,724)	113

Total liabilities	4,320	107	(4,243)	184

Equity:
Invested capital attributable to equity holders	2,440	—	(583)	1,857
Non-controlling interest	5	—	(5)	—

Total equity	2,445	—	(588)	1,857

Total liabilities and equity	6,765	107	(4,831)	2,041

Note 23 Reconciliation of New Chorus special purpose financial statements to Telecom Group general purpose financial statements (continued)

Year ended 30 June 2009

Statement of cash flows

(DOLLARS IN MILLIONS)	Telecom NZ$M	Internal NZ$M	New Telecom NZ$M	New Chorus NZ$M
Cash flows from operating activities
Cash was provided from/(applied to):
Cash received from customers	5,652	—	(5,529)	123
Interest income	36	—	(36)	—
Dividend income	82	—	(82)	—
Payments to suppliers and employees	(3,966)	—	3,711	(255)
Income tax refunded/(paid)	(40)	—	(113)	(153)
Interest paid on debt	(213)	—	213	—

Net cash flows from operating activities	1,551	—	(1,836)	(285)

Cash flows from investing activities
Cash was provided from/(applied to):
Sale of property, plant and equipment	17	—	(17)	—
Purchase of subsidiary companies	(6)	—	6	—
Sale of and proceeds from long-term investments	2	—	(2)	—
Purchase of property, plant and equipment and intangibles	(1,277)	—	944	(333)
Capitalised interest paid	(18)	—	18	—

Net cash flows from investing activities	(1,282)	—	949	(333)

Cash flows from financing activities
Cash was provided from/(applied to):
Proceeds from long-term debt	400	—	(400)	—
Settlement of derivatives	(77)	—	77	—
Repayment of long-term debt	(744)	—	744	—
Proceeds from/(repayment of) short-term debt	(39)	—	39	—
Movement in invested capital	—	—	618	618
Dividends paid	(420)	—	420	—

Net cash flows from financing activities	(880)	—	1,498	618

Net cash flow	(611)	—	611	—
Opening cash position	779	—	(779)	—
Foreign exchange movements	93	—	(93)	—

Closing cash position	261	—	(261)	—

DEFINED TERMS

$ or NZ$ or dollars	the lawful currency of New Zealand from time to time

$, US$ etc	the lawful currency of the United States of America from time to time

“€”, “euro”, “EUR” or “Euro”	the lawful currency for the time being of the member states of the European Union that adopt the single currency introduced at the start of the third stage of European Economic Monetary Union pursuant to the Treaty of Rome of 25 March 1957 establishing the European Community as amended from time to time

£, GBP	the lawful currency of the United Kingdom from time to time

2010 PD Amending Directive	Directive 2010/73/EU

2degrees	a competitor in the New Zealand mobile services market

AAPT	means the business unit of Telecom that is a provider of telecommunications solutions to business and wholesale customers in Australia or AAPT Limited (ACN 052 082 416) (Australia), as the context requires

Accountholders	a person shown in the records of a Clearing System as being entitled to an interest in a Bearer Global Note

Additional Financial Centre	in respect of a Tranche of Notes, an Additional Financial Centre as specified in the applicable Final Terms

ADS	American Depositary Share

Agents	means the Principal Paying Agent, the Paying Agents, Transfer Agents, Calculation Agents, Replacement Agents and the Registrar

Arranger	Citigroup Global Markets Limited

Asset Allocation Plan	means the asset allocation plan required to be prepared by Telecom under section 32 of the Telecommunications Act (as amended by the Telecommunications Amendment Act)

ASX	means ASX Limited (ABN 98 008 624 691), or the financial market operated by ASX Limited, as the context requires

ASX Listing Rules	means the listing rules of ASX and ASX Listing Rule means a rule contained in the ASX Listing Rules

Australian NBN	Australian National Broadband Network

Balance Sheet	statement of financial position

Base Prospectus	the base prospectus dated 30 August 2011, of which this glossary forms a part

Baseband	means the Chorus Group’s baseband product. The baseband product is a technology neutral voice input service that will be bundled with a broadband product but can be provided on a standalone basis should a customer not require a broadband connection

Bearer Global Notes	the Temporary Global Note and the Permanent Global Note and the Bearer Global Note means either one of them

Bearer Notes	means Notes in bearer form

Bitstream	means a stream of data in binary form

Board	in respect of a company, the board of directors of that company

Bridge Facility	means the $2,000,000,000 facility agreement to be entered into between the Issuer as borrower and ANZ National Bank Limited, Citibank, N.A., New Zealand Branch and Westpac Banking Corporation as lenders, the proceeds of which will be used to fund the acquisition by the Chorus Group of the Chorus Group assets and for general corporate purposes

Business Day	a day (other than a Saturday or a Sunday) on which registered banks are generally open for business in Auckland or Wellington

CAD	the lawful currency of Canada from time to time

CEO	means chief executive officer

CFO	means chief financial officer

CFH	Crown Fibre Holdings Limited, incorporated in New Zealand on 29 October 2009 with company number 2346751

CFH Debt Security	means a debt security issued or, as the context may require, to be issued by the Issuer to CFH pursuant to the CFH Subscription Agreement and on the terms set out in schedule 2 of the CFH Subscription Agreement

CFH Equity Security	means an equity security issued or, as the context may require, to be issued by the Issuer to CFH pursuant to the CFH Subscription Agreement and on the terms set out in schedule 3 of the CFH Subscription Agreement

CFH Security	means a CFH Debt Security and/or CFH Equity Security (as the context may require)

CFH Subscription Agreement	the subscription agreement between the Issuer and CFH providing for the issue of CFH Securities and which will be entered into on Demerger

CFH Warrants	means a warrant issued or, as the context may require, to be issued by the Issuer to CFH pursuant to the CFH Subscription Agreement and on the terms set out in schedule 4 of the CFH Subscription Agreement

CHF	the lawful currency of Switzerland from time to time.

Classic Global Note	a Note not issued in New Global Note form

Chorus	Chorus Limited

Chorus Group	the Issuer and all of its wholly owned subsidiaries

Chorus New Zealand Limited	means Chorus New Zealand Limited, incorporated in New Zealand on 1 July 2011 with company number 3454256

Chorus Services Agreement	means the standard services agreement general terms of the Issuer (based on the form of such agreement used by Legacy Chorus), together with any particular terms relating to a specific service, as approved by the Issuer from time to time

Chorus Shares	means the ordinary shares of Chorus Limited to be listed on NZX

Chorus Wholesale Services Agreement	means the standard wholesale services agreement general terms of the Chorus Group (based on the form of such agreement used by Wholesale prior to the Demerger), together with any particular terms relating to a specific service, as approved by the Chorus Group from time to time

Clearing System	Euroclear, Clearstream, Luxembourg or any other clearing system as may be specified in the relevant Final Terms

Clearstream, Luxembourg	Clearstream Banking, société anonyme, Luxembourg

Commerce Act	the Commerce Act 1986 of New Zealand

Companies Act	the Companies Act 1993 of New Zealand

Conditions	means the terms and conditions to be endorsed on, or incorporated by reference in, the Notes of any Series, in the form set out herein or in such other form, having regard to the terms of the Notes of the relevant Series, as may be agreed between the Issuer, the Guaranteeing Subsidiaries, the Principal Paying Agent, the Trustee and the relevant Dealer(s) as modified and supplemented by the Final Terms applicable to such Series, as any of the same may from time to time be modified in accordance with the Trust Deed

Coupons	in relation to a Bearer Definitive Note, an interest coupon

Copper Undertakings	means undertakings which the Issuer will enter into pursuant to the Telecommunications Amendment Act relating to the provision of copper products within the New Zealand telecommunications market

Court	the District Court, High Court, Court of Appeal or Supreme Court of New Zealand

CPI	means the Consumer Price Index (all groups) published by Statistics New Zealand from time to time, or the percentage increase or decrease in that index over the relevant period, as the context requires

CRA Regulation	Regulation (EU) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies

Crown	means Her Majesty the Queen acting in right of New Zealand

CSSF	Luxembourg Commission de Surveillance du Secteur Financier

Dealers	means any person appointed as a Dealer by the Programme Agreement and any other person which the Issuer may appoint as a Dealer and notice of whose appointment has been given to the Principal Paying Agent and the Trustee by the Issuer in accordance with the provisions of the Programme Agreement but excluding any entity whose appointment has been terminated in accordance with the terms of the Programme Agreement and notice of whose termination has been given to the Principal Paying Agent and the Trustee by the Issuer in accordance with the provisions of the Programme Agreement and references to the “relevant Dealer(s)” mean, in relation to any Note, the Dealer(s) with whom the Issuer has agreed the issue and purchase of such Note

Deed of Operational and Governance Undertakings	means the deed to be entered into by the Issuer following the issuance of the Final Court Orders and containing certain operational and governance undertakings given by the Issuer in favour of the Crown in the form agreed between Telecom and CFH

Demerger	the proposed demerger of Legacy Chorus’ business from Telecom to be implemented through the Scheme on the Demerger Date

Demerger Date	currently envisaged to be 30 November 2011

Demerger Distribution	means the entitlement of each Telecom Shareholder to the distribution of an amount equal to the volume weighted average price of one share in the Issuer as traded on the NZX over the last five trading days prior to the Demerger Date, for each five Telecom Shares held by that Telecom Shareholder as at the Record Date (subject to rounding in accordance with the Separation Arrangement Plan), which Telecom will apply to pay for the shares in the Issuer to be transferred pursuant to the Separation Arrangement Plan to Eligible Shareholders and the Sale Agent

Demerger Resolution	the special resolution of Telecom shareholders relating to the Demerger

Directors	in relation to a Company, the directors of that company as recorded at the New Zealand Companies Office

DSL	means Digital Subscriber Line and is a family of communications technologies allowing high-speed data over existing copper-based access networks in the local loop. Globally, DSL copper based access networks are being replaced by ultra-fast fibre based access networks in the form of FTTN and FTTP

EBIT	means earnings before interest and tax expense

EBITDA	earnings before interest, tax expense, depreciation and amortisation

Eligible Shareholder

means a Telecom Shareholder whose registered address at the Record Date is in:

(i)     New Zealand, Australia, the United States, the United Kingdom, Canada, Germany, Hong Kong, Japan, Luxembourg, Norway, the Netherlands, Singapore or Switzerland; or

(ii)    a jurisdiction in which Telecom reasonably believes that it is not prohibited and not unduly onerous or impracticable to distribute Chorus Shares to a Telecom Shareholder pursuant to the Demerger

EMTN	European medium term note

Euroclear	Euroclear Bank S.A./N.V.

Event of Default	has the meaning given to it in the Conditions

Exchange Bearer Notes	Notes in bearer form exchangeable for notes in registered form

Field Services Products	activity based services supporting the provisioning, maintenance and build of the products offered by the Chorus Group

Fibre Undertakings	means undertakings which New Chorus will enter into pursuant to the Telecommunications Amendment Act, relating to the provision of fibre products within the New Zealand telecommunications market

Fibre Commitments	means the fibre commitments undertaken by the Chorus Group under the Network Infrastructure Project Agreement

Final Terms	means the final terms prepared in relation to a Tranche of Notes issued under the Programme (substantially in the form set out in the Base Prospectus) and giving details of that Tranche and, in relation to any particular Tranche of Notes and which will constitute final terms for the purposes of Article 5.4 of the Prospectus Directive, “applicable final terms” means the Final Terms applicable to that Tranche

Final Court Orders	means the final orders of the Court in respect of the Demerger made under Part XV of the Companies Act

Fixed Rate Notes	has the meaning given to it in the Conditions

Floating Rate Notes	has the meaning given to it in the Conditions

FSMA	the Financial Services and Markets Act 2000

FTTN	means fibre-to-the-node and is a local access network architecture with fibre from the local exchange to the roadside cabinet and a copper connection from the roadside cabinet to the end-user Premise. Typically the FTTN local access network architecture allows for higher data speeds and capacity than if the end-user Premise is served with copper from the local exchange, but lower speeds and capacity than a FTTP local access network

FTTP	means fibre-to-the-premise and is an all-fibre local access network architecture with fibre from the local exchange to the end-user Premise. Typically the FTTP local access network architecture allows for the highest data speeds and capacity which enables high bandwidth end-user services such as IPTV. The objective of the New Zealand Government led UFB Initiative is to deploy ultra-fast broadband via a FTTP network to 75% of New Zealanders by 2019

FY	means financial year ending 30 June

GAAP	Generally Accepted Accounting Principles

GBP	means the lawful currency of the United Kingdom from time to time

Gen-i	means the business unit of Telecom that provides ICT solutions for clients across New Zealand and Australia

Global Note	means, any Temporary Global Note, Permanent Global Note, Registered Global Note and includes CGN Global Notes and NGN Global Notes

Guarantee	a guarantee and indemnity provided pursuant to clause 5 of the Trust Deed

Guaranteeing Subsidiaries	at any time, the Original Guarantor and any other Subsidiary of the Issuer which, pursuant to the Clause 5.10 of the Trust Deed becomes a Guaranteeing Subsidiary but excluding any Subsidiary which has been released from its guarantee and indemnity pursuant to Clause 5.11 of the Trust Deed

High Court	the High Court of New Zealand

HSNS	High-Speed Network Service

ICT	Information and Communication Technologies

Independent Oversight Group	means the Independent Oversight Group referred to in clause 77 of the Operational Separation Undertakings

Index Linked Notes	has the meaning given to it in the Conditions

Ineligible Shareholder	means a Telecom Shareholder on the Record Date that is not an Eligible Shareholder

Inverse Floating Rate Notes	has the meaning given to it in the Conditions

Investor’s Currency	a currency, other than the Specified Currency, in which an investor’s financial activities are principally denominated

Initial Court Orders	means the initial orders of the Court relating to the Demerger

IP	means internet protocol, a communications protocol suite used for carrying data on the internet. Within telecommunications networks globally traditional analogue networks based on copper cables are being replaced with IP based networks based on fibre

IPA	means the interim period agreement dated 24 May 2011 between CFH and Telecom

IPTV	means a service whereby television is delivered via the internet or another access network

IRD	means the New Zealand Inland Revenue Department

Issue Date	in respect of a series of Notes, the date on which such notes are issued

Issuer	Chorus Limited

IT	Information Technology, a generic term for any technology relating to information processing or information transport

KiwiSaver	means the New Zealand Government’s voluntary work based savings initiative established pursuant to the KiwiSaver Act

Kiwisaver Act	means the Kiwisaver Act 2006 of New Zealand

Kiwi Share	means the fully paid special rights convertible preference share held by the Kiwi Shareholder and having the rights and limitations specified in clause 3 of the first schedule of Telecom’s constitution

Kiwi Share Conversion Deed	means the Kiwi Share Conversion Deed dated 11 July 2011 between Telecom and the Kiwi Shareholder

Kiwi Shareholder	means the Minister of Finance on behalf of the Crown, as holder of the Kiwi Share

Kiwi Share Obligations	means the obligations contained in the first schedule of Telecom’s constitution relating to the provision of telecommunications services to New Zealanders

Layer 1	Layer 1 within the OSI model is classified as the physical layer and within a telecommunications fixed access network this can be considered to comprise copper and fibre cables and co location space inside exchanges or cabinets

Layer 2	Layer 2 within the OSI model is classified as the data link layer and provides the functional and procedural means to transfer data between network entities. Within the telecommunications fixed access network this can be considered to comprise the Bitstream equipment and services which transmit basic data from one point in the network to another over the Layer 1 physical assets

Legacy Chorus	Telecom’s pre-Demerger business unit named “Chorus”

LFC	means a local fibre company, being an entity in which CFH, the New Zealand Government and a partner will hold shares, and through which the investment of CFH and the partner in relation to the UFB Initiative will be effected

LFVI	low frequency voice input

Luxembourg Paying Agent	BNP Paribas Securities Services, Luxembourg branch

Management	the management team of the Chorus Group from time to time

Material Breach	means a material breach of the NIPA

Material Subsidiaries	has the meaning given to it in the Trust Deed

Mbps	megabits per second

Member State	means a member state of the European Economic Area

Moody’s	Moody’s Investors Service, Inc and its subsidiaries

Negative Pledge	the negative pledge described in Condition 6

New Chorus	means, in relation to the financial information contained in this Base Prospectus, the Chorus Group

New Chorus EMTN	means European medium term notes issued by Chorus Limited pursuant to the New Chorus EMTN Programme

New Chorus EMTN Programme	means the programme established by Chorus Limited as issuer and Chorus New Zealand Limited as original guarantor, under which Chorus Limited may issue EMTNs pursuant to a trust deed between Chorus Limited, Chorus New Zealand Limited and The Law Debenture Trust Corporation p.l.c.

New Global Note	Global Note which is intended to be issued in new global note form

New Telecom	means Telecom Corporation of New Zealand Limited , and where the context requires, it subsidiaries from time to time after the Demerger

New Telecom Share	means a fully paid ordinary share in New Telecom

New Zealand Commerce Commission	the New Zealand competition regulator established pursuant to the Commerce Act 1986

New Zealand Government	the elected government of New Zealand as at the date of this Base Prospectus

NGHS	Next Generation Home Services

NIPA	Network Infrastructure Project Agreement dated 24 May 2011 between Telecom and CFH

Notes	means bearer, registered or other notes issued under the Programme

NPCA	New Products Commitment Agreement dated 24 May 2011 between Telecom and CFH

NYSE	New York Stock Exchange

NZX	NZX Limited, or the financial market operated by NZX, as the context requires

NZX Listing Rules	means the listing rules of the NZX and NZX Listing Rule means a rule contained in the NZX Listing Rules

Operational Separation Undertakings	means the Telecom operational separation undertakings in the form provided to the Minister of Communications and Information Technology on 25 March 2008 and approved by the Minister pursuant to section 69L(1)(a) of the Telecommunications Act 2001, as such undertakings may be amended or replaced from time to time

Original Guarantor	Chorus New Zealand Limited

Permanent Global Note	has the meaning given to it in the Conditions

Potential Event of Default	has the meaning given to it in the Trust Deed

Premises	means a single building or structure located on a defined geographical site (such as may be evidenced by a certificate of title), which has a unique physical address recognised by NZ Post, and is occupied by or could readily be occupied by a potential end-user

Principal Paying Agent	Citibank N.A., London Branch or such other person specified in the relevant Final Terms as the party responsible for calculating the Rate(s) of Interest and Interest Amount(s) and/or such other amount(s) as may be specified in the Relevant Final Terms

Programme	the Euro Medium Term Note programme described in the Base Prospectus of which this glossary forms a part

Programme Agreement	means the programme agreement dated 30 August 2011 between the Issuer, the Original Guarantor, and Citigroup Global Markets Limited

Prospectus Directive	prospectus directive (Directive 2003/71) EC as amended

Prospectus Directive Regulation	Annex XII of Commission Regulation EC No. 809/2004

PSTN	the Public Switched Telephone Network, a nationwide dial-up telephone network used, or intended for use, in whole or in part, by the public for the purposes of providing telecommunications between telephone devices

RBI	means the New Zealand Government led initiative to deliver access to faster broadband to rural areas of New Zealand which Telecom and Vodafone have agreed to rollout in partnership with the New Zealand Government

Record Date	the date upon which the entitlement of Telecom Shareholders to participate in the Demerger is determined

Registered Global Note	means a registered global note in the form or substantially in the form set out in Part C of Schedule 2 of the Trust Deed with such modifications (if any) as may be agreed between the Issuer, the Principal Paying Agent, the Trustee and the relevant Dealer(s), together with the copy of the applicable Final Terms annexed thereto, comprising some or all of the Registered Notes of the same Series, issued by the Issuer pursuant to the Programme Agreement or any other agreement between the Issuer and the relevant Dealer(s) and these presents

Registered Notes	means Notes which are issued in registered form

Registrar	means, in relation to all or any Series of the Registered Notes, Citibank N.A. at its office at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom or, if applicable, any successor registrar

Relevant Factor	means the factors described on page 23

Responsible Persons	Chorus Limited and Chorus New Zealand Limited

Retail	means Telecom’s retail business unit

RSP	Retail Service Provider

Sale Agent	means Goldman Sachs & Partners New Zealand Limited, the nominee appointed by Telecom to sell or facilitate the transfer of New Chorus Shares on behalf of Ineligible Shareholders

Scheme Booklet	means the booklet to be sent to Telecom shareholders

SEC	means the US Securities and Exchange Commission

Securities Act	the United States Securities Act of 1933, as amended

Separation Deed	means the separation deed between Telecom, the Issuer and the Original Guarantor

Separation Arrangement Plan	means the separation arrangement plan contained in the Separation Deed, subject to any amendments or variations made in accordance with the Initial Court Orders and/or Final Court Orders, the Separation Deed, and/or otherwise required by the Court

Shared Systems Agreement	means the agreement to be entered into between Telecom and the Chorus Group

SLES	means sub loop extension service. This service allows retail service providers to connect a sub loop UCLL line from a roadside cabinet to the local exchange to enable them to continue to offer phone and/or broadband service from the exchange in areas that have been cabinetised

SLU	means sub loop unbundling and enables retail service providers to gain direct access to New Chorus’ roadside cabinets, enabling them to house their own telecommunications network equipment within the roadside cabinet and connecting to the final copper connection to the end-user Premise. SLU is part of the regulated copper product suite that New Chorus will offer to its customers

SME	small and medium-sized enterprises

Southern Cross	means the Southern Cross Cables group of companies which consists of Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited, and their subsidiaries

SPA	Separation Agreement

Specified Currency	in relation to a series of Notes, has the meaning given to it in the relevant Final Terms

Specified Denomination	in relation to a series of Notes, has the meaning given to it in the relevant Final Terms

Standard & Poor’s	Standard & Poor’s (Australia) Pty Limited

Sub Loop UCLL	means the Sub-loop UCLL between the roadside cabinet and the end-user Premise

Subsidiary

means, in respect of any person (the “first person”) at any particular time, any other person (the “second person”):

(a)    Control: whose affairs and policies the first person controls or has the power to control (directly or indirectly), whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of the second person or otherwise; or

(b)    Consolidation: whose financial statements are, in accordance with applicable law and generally accepted accounting principles, consolidated with those of the first person;

Syndicated Bank Facility	means the NZ$1,000,000,000 revolving credit facility between the Issuer Citibank N.A., New Zealand Branch, ANZ National Bank Limited and Westpac Banking Corporation

T&SS	means the technology and shared services unit of Telecom or New Telecom as appropriate

Takeovers Code	means the Takeovers Code of New Zealand contained in the Schedule to the Takeovers Code Approval Order 2000

Talon	means, if indicated in the applicable Final Terms, talons for further coupons on interest bearing Bearer Notes

Target Settlement Day	has the meaning given to it in the Conditions

Telebond Programme	means the programme established by Telecom, under which TCNZ Finance Limited may issue NZ$ denominated debt securities pursuant to a trust deed dated 25 October 1988 (as amended from time to time) between Telecom and The New Zealand Guardian Trust Company Limited

Telebonds	means the NZ$ denominated debt securities issued under the Telebond Programme.

Teleco	means Teleco Insurance Limited

Telecom	Telecom Corporation of New Zealand Limited (NZ Company Number 328287 and ARBN 050 611 277) and, where the context requires, its Subsidiaries from time to time

Telecom EMTN	means notes issued under the US$2,000,000,000 EMTN programme under which TCNZ Finance Limited may issue notes

Telecom GBP EMTN	means GBP denominated notes issued under TCNZ Finance Limited’s EMTN programme

Telecom Share	a fully paid ordinary share in Telecom

Telecom Shareholder	a registered holder of Telecom Shares

Telecom Wholesale	means Telecom’s wholesale business unit referred to in clause 42 of the Operational Separation Undertakings

Telecommunications Act	the Telecommunications Act 2001 of New Zealand

Telecommunications Amendment Act	the Telecommunications (TSO, Broadband and Other Matters) Amendment Act

TelstraClear	Telstraclear Limited, a New Zealand incorporated company with company number 435672

Temporary Global Note	has the meaning given to it in the Conditions

Tier2 Customers	means Chorus customers other than retail service providers who will consume non-broadband services such as PSTN resale

Tranche	or tranche of Notes, one or more of which constitutes a series

Transitional Service Agreement	means the Transitional Services Agreement to be entered into between Telecom and the Issuer on or before the Demerger Date

Trust Deed	means the trust deed dated 30 August 2011 between Chorus Limited, Chorus New Zealand Limited and the Law Debenture Trust Corporation P.l.c

Trustee	The Law Debenture Trust Corporation Plc

TSO Deed	means the Telecommunications Service Obligation Deed for Local Residential Telephone Service between the Crown and TNZL, dated December 2001

TSO	the Telecommunications Service Obligation recorded in the Telecommunications Service Obligation deed

UBA	means unbundled bitstream access and allows retail service providers direct access to the high speed copper Bitstream access links, enabling them to use New Chorus’ equipment in the local access network to deliver high speed broadband services, rather than having to invest in deploying their own equipment. Within New Zealand UBA services are a regulated set of services and products that will be offered by New Chorus

UBA Backhaul	means unbundled bitstream access (UBA) backhaul and allows retail service providers to access the regional backhaul network to enable them to build a nationwide presence incrementally, without having to invest in their own dedicated backhaul. Within New Zealand UBA backhaul services are a regulated set of services and products that will be offered by the Chorus Group

UCLF	unbundled copper low frequency

UCLL	means unbundled copper local loop and is a service that enables retail service providers access to, and interconnection with, the copper local access network, including any relevant end user line. With the UCLL access service the retail service provider is able to use its own equipment without the need to replicate the copper local loop from the local exchange to the end users Premise

UCLL Backhaul	means unbundled copper local loop backhaul and is a service that enables retail service providers access and interconnection with the UCLL services mentioned above across the wider local access network, between multiple exchanges. UCLL backhaul services do this by giving retail service providers access to transmission capacity in the access network by enabling the aggregation of their traffic between the local exchange to the handover point within the retail service providers own network

UCLL Co-location	means unbundled copper local loop co-location and is a service that allows retail service providers to rent space in or on premises owned by the local access network owner (mainly in exchanges). This enables retail service providers to house their telecommunications and, in some cases, IT equipment closer to the end-user in exchanges

UFB	ultra fast broadband

UFB Agreements

means the contracts agreed between Telecom and CFH relating to Telecom’s participation in the UFB Initiative and falling under the definition of “Transaction Documents” in the Interim Period Agreement, including:

•    the Interim Period Agreement (IPA);

•    the Network Infrastructure Project Agreement (NIPA);

•    the CFH Subscription Agreement;

•    the Deed of Operational and Governance Undertakings; and

•    the New Products Commitment Agreement (NPCA);

UFB Initiative	means the Government-led initiative to enable 75% of New Zealanders to be able to access ultra-fast broadband by 31 December 2019, and of which the Chorus Group will become a cornerstone participant if the Demerger proceeds

UFB Network	means the fibre-to-the-premise network constructed pursuant to the UFB Initiative

United States	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia

VDSL	means very high bit rate digital subscriber line and is a high speed variant of the DSL family of products

VDSL2	means very high bit rate digital subscriber line and is a the highest speed variant of the DSL family of products.

VoIP	Voice over Internet Protocol, a term used in IP telephony for managing the delivery of voice information using the IP

Voters	Holders of Notes voting (either in person or by proxy) at a meeting of noteholders

VWAP	means volume weighted average price

WACC	weighted average cost of capital.

Waitangi Tribunal	means the tribunal established in 1975 by the Treaty of Waitangi Act 1975. The Waitangi Tribunal is a permanent commission of inquiry charged with making recommendations on claims brought by Maori relating to actions or omissions of the Crown that breach the promises made in the Treaty of Waitangi

Wholesale Services Agreement	means the reference offer approved by CFH (and any subsequent amendments) as the terms on which the Chorus Group will provide UFB services in UFB candidate areas

WSA	Wholesale Services Agreement

REGISTERED OFFICE OF THE ISSUER

Level 2, Telecom Place, 167 Victoria Street West, Auckland 1142, New Zealand

REGISTERED OFFICE OF THE ORIGINAL GUARANTOR

Level 2, Telecom Place, 167 Victoria Street West, Auckland 1142, New Zealand

ARRANGER

CITIGROUP GLOBAL MARKETS LIMITED

Citigroup Centre, Canada Square,

Canary Wharf

London E14 5LB

United Kingdom

TRUSTEE

THE LAW DEBENTURE TRUST CORPORATION P.L.C.

Fifth Floor

100 Wood Street

London EC2V 7EX

United Kingdom

PRINCIPAL PAYING AGENT

CITIBANK N.A., London Branch

Citigroup Centre, Canada Square

Canary Wharf

London E14 5LB

United Kingdom

LEGAL ADVISERS

To the Issuer and the Original Guarantor as to English law:	To the Issuer and the Original Guarantor as to New Zealand law:

Freshfields Bruckhaus Deringer LLP 65 Fleet Street London EC4Y 1HT United Kingdom	Russell McVeagh Level 24, Vodafone on the Quay 157 Lambton Quay P O Box 10-214 Wellington New Zealand

To the Arranger as to English law:

Clifford Chance LLP 10 Upper Bank Street London E14 5JJ United Kingdom

To the Trustee as to English Law: Allen & Overy LLP One Bishops Square London E1 6AD United Kingdom

AUDITORS TO THE ISSUER	LISTING AGENT
AND THE ORIGINAL GUARANTOR
KPMG 10 Customhouse Quay Wellington New Zealand	BNP Paribas Securities Services, Luxembourg Branch 33 rue de Gasperich Howald-Hesperange L-2085 Luxembourg

IMPORTANT NOTICE

IMPORTANT: You must read the following disclaimer before continuing. The following disclaimer applies to the consent solicitation memorandum (the “Consent Solicitation Memorandum”) following this page, and you are therefore required to read this disclaimer carefully before reading or making any other use of the Consent Solicitation Memorandum. By accessing the Consent Solicitation Memorandum, you shall be deemed (in addition to giving the representations below) to agree to be bound by all of the following terms and conditions, including any modifications to them, any time you receive any information from Citigroup Global Markets Limited (the “Dealer Manager”) or Citibank, N.A. (the “Tabulation Agent”) as a result of such acceptance and access.

The Consent Solicitation Memorandum contains important information which should be read carefully before any decision is made in respect of the Consent Solicitations, each as more fully described herein. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser. Any individual or company whose Existing Notes (as defined below) are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if they wish to participate in the Consent Solicitations described in the Consent Solicitation Memorandum. None of TCNZ Finance Limited (acting through its applicable branch) (the “Issuer”), Telecom Corporation of New Zealand Limited, Telecom Investments Limited, Telecom New Zealand Limited, Telecom Pacific Limited, Telecom Leasing Limited, Telecom Mobile Limited and TCNZ Australia Investments Pty Limited (together the “Guarantors” and each a “Guarantor”), the Dealer Manager, The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”) in respect of the Existing Notes or the Tabulation Agent makes any recommendation as to whether or how holders of the Existing Notes (“Noteholders”) should act in respect of the Consent Solicitations.

THE FOLLOWING CONSENT SOLICITATION MEMORANDUM MAY NOT BE FORWARDED OR DISTRIBUTED TO ANY OTHER PERSON AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THIS CONSENT SOLICITATION MEMORANDUM IN WHOLE OR IN PART IS UNAUTHORISED. FAILURE TO COMPLY WITH THIS DIRECTION MAY RESULT IN A VIOLATION OF APPLICABLE LAW OF OTHER JURISDICTIONS. THE DISTRIBUTION OF THE CONSENT SOLICITATION MEMORANDUM IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THE CONSENT SOLICITATION MEMORANDUM COMES ARE REQUIRED BY THE ISSUER, THE GUARANTORS AND THE DEALER MANAGER TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, ANY SUCH RESTRICTIONS.

Confirmation of your Representation: This Consent Solicitation Memorandum was sent at your request and, by accessing the Consent Solicitation Memorandum, you shall be deemed (in addition to the above) to have represented to the Issuer, the Guarantors, the Trustee and the Tabulation Agent, and any person who controls any of them and any of their respective directors, officers, employees, agents and affiliates, that:

(i)	you are a holder or beneficial owner of the GBP 150,000,000 5.75 per cent. Notes due 2020 (the “Existing 2020 Notes”) and/or the GBP 125,000,000 5.625 per cent. Notes due 2018 (the “Existing 2018 Notes”, and together with the Existing 2020 Notes, the “Existing Notes”); and

(ii)	you consent to delivery of the Consent Solicitation Memorandum by electronic transmission.

You are otherwise reminded that the Consent Solicitation Memorandum has been delivered to you on the basis that you are a person into whose possession the Consent Solicitation Memorandum may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located or resident and you may not, nor are you authorised to, deliver the Consent Solicitation Memorandum to any other person.

The Consent Solicitation Memorandum has been sent to you in an electronic form. You are reminded that material transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Dealer Manager, the Trustee, the Tabulation Agent, the Issuer, the Guarantors or any person who controls any of them nor any of their respective directors, officers, employees, agents or affiliates accepts any liability or responsibility whatsoever in respect of any difference between the Consent Solicitation Memorandum distributed to you in electronic format and the hard copy version available to you on request from the Dealer Manager and the Tabulation Agent that can be attributed to the process of electronic transmission.

- i -

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The distribution of this Consent Solicitation Memorandum in certain jurisdictions may be restricted by law and persons into whose possession this Consent Solicitation Memorandum comes are required to inform themselves about, and to observe, any such restrictions.

Consent Solicitation by

TCNZ Finance Limited

acting through its Australian branch in relation to the Existing 2018 Notes and through its Bermudan branch in relation to the Existing 2020 Notes

(the “Issuer”)

to the Noteholders of the

GBP 125,000,000 5.625 per cent. Notes due 2018

issued by the Issuer acting through its Australian branch

(ISIN: XS0168222056)

(the “Existing 2018 Notes”)

and to the Noteholders of the

GBP 150,000,000 5.75 per cent. Notes due 2020

issued by the Issuer acting through its Bermudan branch

(ISIN: XS0216258177)

(the “Existing 2020 Notes”)

The Issuer is soliciting consents (the “Consent Solicitations”) from the holders of the Existing 2018 Notes and the Existing 2020 Notes to pass, at a separate meeting of the holders of each such Series of Existing Notes (or any adjourned such meeting (the “Meeting”)), an Extraordinary Resolution (the “Extraordinary Resolution”) sanctioning the waiver of any Event of Default (as defined in the terms and conditions of each Series of Existing Notes) which may arise as a result of the proposed Demerger (as defined in the notice of Extraordinary Resolution) annexed to this Consent Solicitation Memorandum.

Existing Notes	ISIN	Early Voting Fee

GBP 125,000,000 5.625 per cent. Notes due 2018 (the “Existing 2018 Notes”)	XS0168222056	GBP 5.00 per GBP 1,000 in aggregate principal amount
GBP 150,000,000 5.75 per cent. Notes due 2020 (the “Existing 2020 Notes”)	XS0216258177	GBP 5.00 per GBP 1,000 in aggregate principal amount

Concurrently, the Issuer has invited certain eligible holders of the Existing 2018 Notes and the Existing 2020 Notes to vote in favour of the Extraordinary Resolutions and to participate in an offer to exchange the Existing Notes for new notes to be issued by Chorus Limited under the terms of an exchange offer memorandum dated 31 August 2011 (the “Exchange Offer” and, together with this consent solicitation, the “Proposals”).

Existing 2018 Noteholders and Existing 2020 Noteholders will, subject to the delivery of a valid Early Voting Instruction (as defined herein) in favour of the relevant Extraordinary Resolution prior to the Early Submission Deadline and subject to satisfaction of the Consent Transaction Conditions (as described herein), be entitled to receive the relevant Early Voting Fee for each GBP 1,000 in principal amount of such Existing 2018 Notes or Existing 2020 Notes (as applicable) in respect of which such Early Voting Instruction is given.

Noteholders who do not wish to submit an Early Voting Instruction may alternatively make arrangements to attend or be represented at the Meeting by following the procedures set out in the Notice of Meeting. Such holders will not however be eligible to receive the Early Voting Fee.

If the Extraordinary Resolution is passed at the Meeting of holders of Existing Notes of a particular Series, each holder of the relevant Series of Existing Notes will be bound by the Extraordinary Resolution, notwithstanding that such Existing Noteholder may not have been present or represented at the Meeting and/or may not have voted in respect of, or in favour of, the relevant Extraordinary Resolution.

- ii -

The payment of the relevant Early Voting Fee is subject to satisfaction of certain conditions as described under “Transaction Conditions” below.

EACH OF THE CONSENT SOLICITATIONS WILL EXPIRE AT 11.00 A.M. (LONDON TIME) ON 20 SEPTEMBER 2011 (THE “EXPIRATION DEADLINE”) AND THE EARLY SUBMISSION DEADLINE WILL BE 4.00 P.M. (LONDON TIME) ON 9 SEPTEMBER 2011 UNLESS EXTENDED, RE-OPENED OR TERMINATED AS PROVIDED IN THIS CONSENT SOLICITATION MEMORANDUM. THE DEADLINES SET BY ANY CUSTODIAN, INTERMEDIARY OR CLEARING SYSTEM MAY BE EARLIER THAN THESE DEADLINES.

Subject to applicable law and as provided in this Consent Solicitation Memorandum, the Issuer may, in its sole discretion, extend, re-open, amend, waive any condition of the Consent Solicitations, or amend or withdraw the applicable Early Voting Fee, at any time. Details of any such extension, re-opening, amendment or termination will be announced as provided in this Consent Solicitation Memorandum as soon as reasonably practicable after the relevant decision is made.

Questions and requests for assistance in connection with (i) the Consent Solicitations may be directed to the Dealer Manager, and (ii) the delivery of Instructions (as defined herein) may be directed to the Tabulation Agent, the contact details for whom are on the last page of this Consent Solicitation Memorandum.

Before making a decision with respect to the Consent Solicitations, Noteholders should carefully consider all of the information in this Consent Solicitation Memorandum and, in particular, the risk factors described in “Risk Factors and Other Considerations”.

Dealer Manager

CITIGROUP

This Consent Solicitation Memorandum is dated 31 August 2011

- iii -

GENERAL INFORMATION

This Consent Solicitation Memorandum contains important information which should be read carefully before any decision is made with respect to the Consent Solicitations. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek independent financial and legal advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Existing Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to deliver a Voting Instruction in respect of the Consent Solicitations.

Each holder of Existing Notes (a “Noteholder”) is solely responsible for making its own independent appraisal of all matters (including those relating to the Consent Solicitations, this Consent Solicitation Memorandum) as such Noteholder deems appropriate in determining whether to vote in favour of the proposed Extraordinary Resolutions in respect of the Existing Notes.

The Issuer and the Guarantors accept responsibility for the information contained in this Consent Solicitation Memorandum. To the best of the knowledge of the Issuer and the Guarantors (having taken all reasonable care to ensure that such is the case) the information contained in this Consent Solicitation Memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information.

None of the Dealer Manager, the Issuer, the Guarantors, the Trustee or the Tabulation Agent (or their respective directors, employees or affiliates) makes any representation or recommendation whatsoever regarding this Consent Solicitation Memorandum, the Consent Solicitations, or any recommendation as to whether Noteholders should participate in the Consent Solicitations. The Tabulation Agent and the Dealer Manager are agents of the Issuer and owe no duty to Noteholders.

The delivery of this Consent Solicitation Memorandum shall not, under any circumstances, create any implication that the information contained in this Consent Solicitation Memorandum is current as of any time subsequent to the date of such information or that there has been no change in the information set out in it or in the affairs of the Issuer or the Guarantors since the date of this Consent Solicitation Memorandum.

No person has been authorised to give any information or to make any representation about the Issuer, the Guarantors or, the Consent Solicitations other than those contained in this Consent Solicitation Memorandum and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the Guarantors, the Dealer Manager, the Tabulation Agent, the Trustee or any of their respective agents or affiliates.

Capitalised terms used in this Consent Solicitation Memorandum have the meaning given in “Definitions” and any other definitions of such terms are for ease of reference only and shall not affect their interpretation.

Unless the context otherwise requires, all references in this Consent Solicitation Memorandum to “Noteholders” or “holders of Existing Notes” include:

(a)	each person who is, at the relevant time, shown in the records of Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream, Luxembourg” and, together with Euroclear, the “Clearing Systems” and each a “Clearing System”) as a holder of Existing Notes (also referred to as “Direct Participants” and each a “Direct Participant”); and

(b)	each beneficial owner of Existing Notes holding such Existing Notes, directly or indirectly, in an account in the name of a Direct Participant acting on such beneficial owner’s behalf,

except that for the purposes of the payment of the relevant Early Voting Fee, to the extent that the beneficial owner of the relevant Existing Notes is not a Direct Participant, the Early Voting Fee will only be delivered or paid to the relevant Direct Participant and the payment of the Early Voting Fee to such Direct Participant will satisfy any obligations of the Issuer, the Tabulation Agent and the relevant Clearing System in respect of the Early Voting Fee.

All references in this Consent Solicitation Memorandum to “GBP” or “£” are all references to pounds sterling.

All references in this Consent Solicitation Memorandum to times are to London time, unless otherwise specified.

As used in this Consent Solicitation Memorandum, “Business Day” means any day (other than a Saturday, Sunday, or a public holiday) on which commercial banks and foreign exchange markets are open for business in London.

Neither the Trustee, nor any of its directors, officers, employees or affiliates expresses any opinion on the merits of, or makes any representation or recommendation whatsoever regarding, the Consent Solicitations or makes any recommendation whether Noteholders should vote in favour of the relevant Extraordinary Resolutions. The Trustee has not reviewed or approved, nor will it be reviewing or approving, any documents relating to the Consent Solicitations, except those to which it is a party and the Notice of Meeting. Neither the Trustee, nor any of its directors, officers, employees or affiliates has verified, or assumes any responsibility for the accuracy or completeness of, any of the information concerning the Consent Solicitations, or the factual statements contained in, or the effect or effectiveness of, this Consent Solicitation Memorandum or any other documents referred to in this Consent Solicitation Memorandum or assumes any responsibility for any failure by the Issuer or the Guarantors to disclose events that may have occurred and may affect the significance or accuracy of such information or the terms of any amendment (if any) to the Consent Solicitations. The Trustee has, however, authorised it to be stated that, on the basis of the information contained in this Consent Solicitation Memorandum, it has no objection to the Extraordinary Resolutions, as set out in the Notice of Meeting, being put to holders of the relevant Series of Existing Notes for their consideration.

Noteholders who do not vote in respect of the Extraordinary Resolution will continue to hold their Notes subject to the terms and conditions of such Notes (and if the Extraordinary Resolution is passed in respect of the Notes, subject to the waiver of any Event of Default arising in connection with the proposed Demerger).

This Consent Solicitation Memorandum does not constitute an offer or an invitation to participate in the Consent Solicitations in any jurisdiction in or from which, or to or from any person to or from whom, it is unlawful to make such offer or invitation under applicable securities laws. The distribution of this Consent Solicitation Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this Consent Solicitation Memorandum comes are required by each of the Issuer, the Guarantors, the Dealer Manager and the Tabulation Agent to inform themselves about, and to observe, any such restrictions. No action has been or will be taken in any jurisdiction by the Issuer, the Guarantors, the Dealer Manager or the Tabulation Agent in relation to the Consent Solicitations that would permit a public offering of securities.

The communication of this Consent Solicitation Memorandum and any other offer memoranda, documents or materials relating to the Consent Solicitations is not being made and such offer memoranda, documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such offer memoranda, documents and/or materials are not being distributed and must not be communicated except in circumstances in which Section 21(1) of the FSMA does not apply in the United Kingdom.

Each holder of Notes delivering an Early Voting Instruction will be deemed to give certain representations as set out in “Procedures in relation to the Meeting”. Each of the Issuer, the Guarantors, the Dealer Manager and the Tabulation Agent reserves the right, in its absolute discretion, to investigate whether any such representation given by a Noteholder is correct.

BACKGROUND TO THE CONSENT SOLICITATIONS

Telecom Corporation of New Zealand Limited (“Telecom”), which is a holding company, operates, through multiple subsidiaries, five business segments: (i) the Chorus business, which operates Telecom’s fixed line access network in New Zealand (the “Chorus Business”); (ii) the Wholesale & International businesses, pursuant to which the Wholesale business provides broadband, backhaul, business data, voice, interconnection and mobile products to service providers throughout New Zealand (the “Wholesale Business”), and the International business provides voice, data and mobile services and solutions within New Zealand and internationally (the “International Business”); (iii) the Retail business, which provides mass market products, services and support to consumer and business customers (the “Retail Business”); (iv) the Gen-i business, which provides information and communications technology (ICT) solutions for clients across New Zealand and Australia (the “Gen-i Business”); and (v) the AAPT business, which is a telecommunications service provider that owns and operates its own national voice and data network in Australia (the “AAPT Business”).

“New Telecom” is used to describe the continuing business of Telecom, a business that will continue and own and operate the majority of the assets of Telecom that existed prior to the Demerger of New Chorus. There will be no change in the obligor or guarantors of the Existing Notes which remain outstanding after completion of the Exchange Offer.

Chorus Business and the Demerger

The Chorus Business is a division of Telecom New Zealand Limited (“TNZL”), a New Zealand limited company, which is a wholly-owned subsidiary of Telecom and Telecom’s primary operating subsidiary. The Chorus Business operates Telecom’s fixed line access network in New Zealand, which is made up of local telephone exchanges and copper and fibre cables. A number of telecommunications service providers use this network to deliver phone and internet services to New Zealand customers.

In March 2009, the New Zealand Government (“Government”) announced its Ultra Fast Broadband (“UFB”) initiative (the “UFB Initiative”). The essence of the UFB Initiative is to create partnerships between Government and private investors to deploy fibre network infrastructure. The aim is to enable 75% of New Zealanders to be able to access UFB by 31 December 2019. Premises relating to businesses (excluding home offices), schools, hospitals and health service providers will be prioritised.

Crown Fibre Holdings (“CFH”) was established by the Government as the entity to manage the Government’s investment in the UFB Initiative and the vehicle for investing approximately NZ$1.35 billion of Government funds. The Government’s intention was for CFH to establish local fibre companies (“LFCs”) that consisted of partnerships between CFH and private sector companies to deliver effective roll out of UFB in each of the 33 UFB candidate areas covered by the UFB Initiative. A key requirement of the UFB Initiative is that private sector partners with retail telecommunications businesses cannot hold a majority share in an LFC.

On 24 May 2011, the Government also announced that it had reached agreement with Telecom (the “UFB Agreements”) under which New Chorus (as described below) will roll out fibre to the remaining 24 of the 33 UFB candidate areas, covering approximately 70% of the area covered by the UFB Initiative, including Auckland, the eastern and lower North Island and most of the South Island. CFH has committed to invest up to approximately $929 million in New Chorus in connection with the fibre roll out within the 24 UFB candidate areas awarded to New Chorus (provided that certain build milestones are met and at the election of New Chorus). The UFB Agreements are effectively conditional on the structural separation of Telecom’s retail business from the business that will own and operate the fibre-to-the-premise FTTP network (which, after Demerger, will be New Chorus).

The Demerger

Under the demerger (the “Demerger”), Telecom will separate into two companies, New Telecom and New Chorus. The Demerger will be implemented by way of a Court approved scheme of arrangement under Part XV of the New Zealand Companies Act.

As a result of the Demerger, New Chorus will become a standalone entity. New Chorus and New Telecom will operate independently of each other, except for the transitional and long term arm’s length commercial arrangements.

After the Demerger, New Telecom will not own any New Chorus Shares and New Chorus will not own any New Telecom Shares.

New Chorus

As further described below and in the Base Prospectus the Demerger will involve the transfer of certain assets and liabilities to New Chorus and it is in this context that the Proposal have been formulated. The expected credit rating of the Existing Notes and the rating of New Chorus are summarized below.

New Chorus expected credit rating and ratings policy

It is expected that Standard & Poor’s will assign a preliminary credit rating for New Chorus of BBB/Stable and Moody’s will assign a preliminary credit rating of Baa2/Stable.

New Chorus intends to adopt a capital structure consistent with maintaining an investment grade credit rating. To that end, New Chorus intends to manage its debt levels to ensure that the ratio of net interest bearing debt (inclusive of associated derivatives) to EBITDA does not materially exceed three and a half times on a long run basis. For the purposes of this metric net interest bearing debt includes the senior portion of CFH Debt Securities but excludes the subordinated portion of the CFH Debt Securities and the CFH Equity Securities.

New Telecom expected credit rating and ratings policy

Standard & Poor’s believes that if New Telecom maintains an appropriately conservative capital structure and financial policies a rating outcome of A- is possible. It is expected that Moody’s will assign a preliminary credit rating for New Telecom of A3/Stable.

New Telecom intends to adopt a capital structure consistent with maintaining an “A band” credit rating. To that end, New Telecom intends to manage its debt levels to ensure that the ratio of net interest bearing debt (inclusive of associated derivatives) to EBITDA does not materially exceed 1.1 times on a long run basis which for credit rating agency purposes equates approximately to a net debt to EBITDA of approximately 1.5 times. The difference between these two ratios is primarily due to the capitalisation of operating leases.

Fitch Ratings currently assigns a credit rating to the foreign currency bonds of Telecom on an unsolicited basis.

New Telecom

This section sets out certain information with respect to Telecom, post-Demerger.

Business overview

On Demerger, New Telecom will remain New Zealand’s largest provider of telecommunications and IT services, by revenue, customers and assets. New Telecom will be subject to less of the current Telecom-specific regulation and will therefore compete on a similar regulatory footing with its market peers. New Telecom will have significant operational scale and scope, with assets, including:

•	the public switched telephone network (PSTN) network equipment for fixed line calling;

•	the XT 3G mobile network;

•	national backhaul networks;

•	a 50% ownership interest in the Southern Cross international cable; and

•	one of Australia’s most extensive fixed internet protocol (IP) networks.

New Telecom will provide fixed, mobile and information technology (IT) products and services to retail and wholesale customers with:

•	over 1 million fixed line residential and small and medium sized enterprise (SME) customers in New Zealand;

•	over 2 million mobile connections (consumer and business) in New Zealand;

•	over 800,000 fixed and mobile internet and broadband customers in New Zealand;

•	over 3,000 business clients across Australasia using Gen-i’s information and communication technologies (ICT) services; and

•	over 6,000 business and 300 wholesale customers in Australia using AAPT’s services.

Under the Operational Separation Undertakings, which have been in place since 2008, Telecom’s retail businesses currently purchase fixed line network products on equivalent technical and financial specifications to all other industry participants. The Demerger of New Chorus therefore will not substantially alter the nature of Telecom’s retail businesses, with the most significant change being the movement from an internal trading relationship to an external billing relationship.

New Telecom will have four customer-facing business units, Retail, Gen-i, Wholesale & International and AAPT, with its New Zealand operations supported by the Product Business Unit, a network and IT unit known as Technology and Shared Services, or T&SS, and a corporate centre.

In 2008, Telecom set its mission to become number one in broadband, mobile and ICT in New Zealand. New Telecom’s vision continues to be to achieve this by putting customers at the heart of its business and, in doing so, become New Zealand’s most preferred company. New Telecom has a number of competitive advantages, including:

1.	The number one or two market position in the market in each of broadband, fixed/mobile voice and IT markets, enabling unique and compelling converged customer propositions;

2.	A strong brand with national presence and a sustained relationship with customers, cemented by mature and high quality customer service operations;

3.	Operational scale and capability in marketing, distribution and customer management (including billing and customer service); and

4.	An all 3G nationwide mobile network.

New Telecom will remain a key player across the following key telecommunications and IT service markets:

•

Fixed - which includes fixed access and calling, fixed broadband, managed data and related value added services and will be provided by New Telecom’s customer facing business units to residential and business users.

•	Mobile - which includes voice services, text and multimedia messages, wireless application services, wireless data services, paging, cellular equipment sales and other related mobile network services.

•

IT services - which includes managed IT services, IT outsourcing, procurement of hardware and software, operations (for example maintenance and support), professional services (for example applications support and integration) and cloud computing services, and will be provided by Gen-i to large corporate and Government customers.

New Telecom will participate in the Australian telecommunications market through AAPT, predominantly in business and wholesale markets in the major metropolitan areas. Gen-i also provides IT services to enterprise clients in Australia.

On Demerger, New Telecom will have approximately 8,100 employees of which 1,400 are service representatives staffing sales and support helpdesks. New Telecom will be New Chorus’ largest customer, accounting for approximately 84% of New Chorus’ FY11 pro forma revenue.

Pro forma historical business results

On a pro forma basis for FY11, New Telecom generated revenue and other gains of NZ$5,071 million, EBITDA of NZ$885 million and EBIT of NZ$178 million. After removing the gain from the sale of AAPT’s consumer division and the effect of certain one-off costs and asset impairments, New Telecom earned adjusted EBITDA of NZ$1,125 million for FY11.

The chart below shows New Telecom’s adjusted EBITDA on a pro forma basis by business unit for the year ended 30 June 2011.

Relative size, market share etc

This section describes Telecom’s share of the key markets in the New Zealand telecommunications and IT services industry in which New Telecom will compete, and provides an overview of the market trends, competitive landscape and Telecom’s performance.

Fixed Access & Calling

Fixed access and calling will continue to be a core market for New Telecom, with Telecom currently having a market share in fixed access and calling of approximately 66% by total access lines. As with other international markets, fixed access and calling within New Zealand is in slow decline, as usage moves to mobile and “over the top” internet based services.

Source : IDC NZ Telco Tracker for FY2009 and FY2010 and management estimates for FY2011

Competition within the fixed line business has continued to increase, particularly in metro and urban areas of New Zealand. Retail service providers that have invested in unbundled copper local loop (UCLL) are aggressively marketing bundles of services, predominantly using price as the differentiator. Over the past year this level of competition resulted in line loss of 89,000 lines for Telecom, Retail and Gen-i.

Broadband (fixed)

The fixed broadband market continues to grow. However, the majority of new customers are expected to be lower value, late adopters as broadband penetration in New Zealand approaches comparable levels to overseas markets, such as Australia and the United Kingdom.

Source: IDC NZ Telco Tracker for FY2009 and FY2010 and management estimates for FY2011

New Telecom’s market strategy will be to maintain Telecom’s current retail market share of over 50% by exploiting its fixed/mobile integration capabilities to deliver customer bundles and new high speed internet enabled services, particularly with the introduction of fibre products and services as the UFB Network roll out commences. Telecom’s Retail business currently provides bundled offerings combining calling, broadband and fixed line rentals and at 30 June 2011 more than 318,000 customers had signed up to these packages.

New Telecom’s principal competitors in the fixed access and calling market will be affiliates of large multinational corporations with substantial resources, including TelstraClear and Vodafone.

Managed Data (excluding Wholesale)

Source: Management estimates

Telecom offers a range of managed data services, providing mainly business clients, with a tailored copper or fibre based data service allowing them to connect multiple premises together and including a range of management services over and above the basic network. Although total connections have consistently grown, total managed data market revenues have declined due to downward pressure on price and migration to alternative services. In line with this, Telecom’s managed data revenue has also declined, reflecting the increasingly competitive market place and the start of fibre based competition. New Telecom’s success in this market will be dependent on its ability to migrate customers from legacy copper to fibre solutions, ensuring value is added to the pure network connectivity through the bundling of managed voice, data services and converged ICT solutions.

Mobile(voice, SMS & data)

Source: IDC NZ Telco Tracker, 31 March 2011

Vodafone and 2degrees are Telecom’s key competitors in the mobile market. 2degress entered the market in 2009 and had an immediate impact in terms of price competition. New Telecom will also face competition as mobile virtual network operators (MVNOs), which offer mobile services exclusively using the infrastructure of other mobile network operators, become established in the New Zealand mobile market.

The volume of mobile voice minutes continues to grow in New Zealand, mainly at the expense of fixed calling. However, high levels of price competition are restricting the growth of mobile voice revenues in the overall New Zealand market. At the same time mobile data usage is increasing rapidly as customers demand greater mobile internet and broadband capacity, driven by innovation in mobile devices and value added services.

Telecom has invested in a leading 3G mobile network (the XT Network) to capture the rapid growth of mobile voice and data.

Mobile broadband connections on the XT Network have grown to 163,000 as at 30 June 2011, from 82,000 as at 30 June 2010, a 99% increase. For June 2011, 82% of all mobile revenues were generated from the 56% of the New Telecom customer base connected to the XT network. New Telecom’s mobile strategy will continue to focus on the growth in high value, postpaid customers. In the second half of FY11, Telecom lost over 95,000 mobile connections, however during the same period Telecom’s postpaid connections increased by 4,000. For the second half of FY11, there was a 7% increase in average revenue per user (ARPU) when compared to the second half of FY10.

Telecom continues to develop its range of bundles for small and medium-sized enterprise (SME) customers on the XT Network. New mobile plans ‘Talk & Text’ and ‘Business SmartPhone’ were launched in March 2011 to cater for smartphone users. For larger businesses, Telecom is focused on delivering end-to-end mobility solutions that integrate mobile devices with internet, fixed voice and IT applications.

IT services

According to IDC market analysis, Gen-i had approximately 13% of the New Zealand IT Services market in 2010, making Gen-i, alongside Hewlett Packard, a domestic market leader. In 2010, Gen-i had the largest share of the network management submarket and was also a market leader in hosted application management and hosting infrastructure services, which are key focuses for growth and a critical stepping stone in the delivery of new cloud based computing services.

Telecom’s portfolio of IT services includes:

•	Cloud computing services;

•	Managed IT services;

•	IT outsourcing;

•	IT software and hardware procurement; and

•	Professional services to assist organisations with business and technology investments.

Gen-i faces competition in the New Zealand and Australian IT services markets from global IT solutions providers, such as Hewlett Packard and IBM, but also from smaller niche providers such as Datacom, Dimension Data and Integral.

Regulation

Telecom believes that the New Zealand telecommunications market is currently one of the most extensively regulated telecommunications markets in the world. Telecom is currently subject to the Operational Separation Undertakings, which are designed for a copper-based world served by a vertically integrated incumbent provider of access services and have imposed on Telecom an increasing level of cost, congestion, complexity and customer risk.

Services currently regulated

A brief description of the current regulation under the Telecommunications Act applying to some of the key services provided by Telecom is set out below. If the Demerger proceeds, the pricing regime applying to these services will be substantially changed. If the Demerger does not proceed, these changes will not occur.

•	Unbundled Copper Local Loop (“UCLL”) co-location and backhaul services:

•

Unbundled copper local loop (UCLL), co-location and backhaul services: The pricing of the UCLL group of services is regulated by the Commerce Commission under published ‘standard terms determinations’. The current pricing for the monthly rental for the UCLL service is based on benchmarking by the Commerce Commission against prices for similar services in comparable countries and is de-averaged (ie a lower price in urban exchanges and a higher price in non urban exchanges). The associated co-location and backhaul services are also regulated.

•

Sub-loop unbundling (SLU) services: The pricing of the SLU group of services is regulated by the Commerce Commission under the published ‘standard terms determination’. The SLU service’s pricing has the same urban and non urban split as UCLL. There are also associated co-location and backhaul regulated services.

•

Unbundled Bitstream Access (UBA) services: The pricing of the UBA and associated UBA backhaul services is regulated by the Commerce Commission under the published ‘standard terms determination’. The pricing methodology for the UBA service is the retail price minus a discount, benchmarked against discounts in comparable countries. For naked UBA services, there is a contribution to the costs of Telecom’s local loop network that Telecom would usually recoup from an end user of its local access and calling service, as determined by benchmarking against comparable countries.

•	Resale services investigation:

•

The Minister for Communications and Information Technology has recently accepted the Commerce Commission's recommendations that the potential resale regulation should be scaled back in areas where there is effective competition and that the following should occur:

•	de-regulation of resold broadband and data services;

•	removal of regulation of bundled resale offerings; but

•	continued regulation of resold local access and calling services and parts of bundles.

Mobile co-location: The Commerce Commission has recommended that the price for mobile co-location service should not be regulated but has determined the non-price terms on which parties could co-locate on each other’s towers, including the levels of interference that co-locators are able to cause existing operators, when existing operators can be required to minimise or replace antenna and what space existing operators can forecast for future use.

Mobile termination rates: Mobile termination rates for fixed to mobile, and mobile to mobile calls have been regulated. The initial basis for regulation, the initial pricing principle, is a product of benchmarking against the costs of providing similar services in comparable countries that use a forward looking cost based pricing methodology. Termination rates for texts (or short message service) have been reduced to a very low nominal charge.

The proposed regulatory framework

The Telecommunications Amendment Act was enacted on 30 June 2011. It establishes a substantially revised regulatory regime that will apply to New Telecom and New Chorus upon Demerger. It also includes certain regulatory changes which will take effect irrespective of whether the Demerger proceeds.

The Telecommunications Amendment Act supports and facilitates the Demerger with respect to a number of key matters.

If the demerger proceeds, the Telecommunications Amendment Act will provide an opportunity for regulatory simplification and certainty, which is a key rationale for Telecom in proposing to undertake the Demerger.

Regulatory framework changes

The table below highlights the key elements of the regulatory framework that would change upon Demerger. In the event that the Demerger does not take place, the current regulatory framework will remain in place, except for the accounting separation requirements and the Telecommunications Services Obligation compensation reforms.

	Pre Demerger	Post Demerger
	Telecom	New Telecom	New Chorus

Operational Separation Undertakings ‘3 box’ model[1]	Yes	N/A	N/A

Accounting separation	Yes (but recently removed by the Telecommunications Amendment Act)	No	No

Independent Oversight Group	Yes	No	No

Ownership restrictions	Yes	No	Yes

Open access undertakings[2]	N/A	No	Yes

Obligations under the TSO[3]	Yes	Yes	Yes

Line of business restrictions[4]	No	No	Yes

Oversight of transitional and long term sharing and commercial arrangements between New Chorus and New Telecom	N/A	Yes	Yes

1.	The 3 box model is defined as the separation of the Chorus, Wholesale and Retail business units as per the Operational Separation Undertakings.

2.	The new open access deeds of undertakings are primarily aimed at holding the principles of non-discrimination and equivalence. The draft open access deeds of undertakings currently provide that New Chorus is not required to have separate business units.

3.	The Telecommunications Amendment Act requires a review of the TSO in 2013.

4.	There is a transitional line of business restriction prohibiting New Telecom from purchasing UCLL for three years.

5.	After the Demerger, New Telecom will not be subject to any of the current Telecom ownership restrictions imposed under the Telecom constitution which require the Government’s consent. Any remaining legal or regulatory ownership restrictions applying to New Telecom will be consistent with other similar listed companies in New Zealand.

Removal of significant regulatory burden

If the Demerger proceeds, operational separation and all migration milestones under the Operational Separation Undertakings across all parts of Telecom will be revoked from the close of the day before the Demerger Date. However, New Chorus will be required to continue to deliver any legacy services (for example, UCLL) to an equivalence of inputs standard (ie to provide the same service to all customers on the same terms and conditions and to the same service level).

In contrast to the Operational Separation Undertakings three box model, upon Demerger the draft deeds of undertakings provide that there would be no obligation for New Telecom or New Chorus to have in place separate business units for operational or reporting purposes. Further, accounting separation and the requirement for Telecom to publish regulatory financial statements (for copper or fibre) have been removed under the Telecommunications Amendment Act.

The removal of this regulatory burden will significantly simplify the business operations of both New Telecom and New Chorus and is expected to substantially reduce the cost and complexity of compliance when compared to the current regulatory environment.

The Commerce Commission’s normal role of monitoring, investigating and regulating telecommunications services and overseeing general competition obligations under the Commerce Act and the Telecommunications Act will continue. However, the changes made by the Telecommunications Amendment Act will prevent the Commerce Commission from requiring unbundling of the UFB Network (Layer 1 point to multi-point) until after 31 December 2019 so long as there is a binding undertaking in force (which is anticipated to be the case). Other UFB services may be regulated in the future.

New Telecom Strategy

The global telecommunications and IT industry continues to evolve rapidly, with the development of new technologies and sources of competition and further convergence with other industries, against a backdrop of continued government regulation. The manner in which communications, entertainment and IT services are consumed is fundamentally changing - creating both opportunities and risks for existing business models in the telecommunications and IT sector.

The fundamental trends affecting the telecommunications and IT services markets in New Zealand are similar to those faced globally by incumbent telecommunications companies in mature markets and include:

•	rapid growth in usage of mobile, internet and data services;

•	flat revenues in the overall communications market;

•	increasing competitive intensity across all telecommunications and IT services markets;

•	a growing preference for internet-enabled services in each of the mass market, SME and corporate sectors;

•	regulatory pressure continuing in both mobile and fixed domains; and

•	globalisation of technology manufacturers and increased focus on open platform enabled solutions

In response to these market conditions, and in light of the Government led UFB Initiative, Telecom developed a strategy to reflect the increasingly challenging operating environment, as well as ensuring it is appropriately structured to compete in the fibre future. Known as Vision2013, this strategy was designed to accelerate Telecom’s existing value retention, simplification, cost reduction, and growth plans and will continue to form the basis of New Telecom’s strategy after the Demerger.

The Vision2013 strategy is focused on four key themes, which are:

•	Enablers: delivering changes to Telecom’s operating model and structural design to better enable the transition to the post-Demerger environment.

•	Market Strategy: exiting non core markets and focussing investment in new or existing markets with higher returns and growth opportunities.

•

Operational Excellence: reducing failure rates and simplifying the business in order to deliver improved customer experience, sustainable lower operating costs and increased returns from capital investment.

•	Commercial Excellence: driving a focus on customer satisfaction, customer retention and margin improvement from the delivery of new fibre, mobile and ICT customer offerings.

Telecom is well progressed in delivering the first phase of this strategy, which involves a particular focus on improving free cash flow. This is evidenced in FY11 by the reductions in operating and capital expenses, including significant cost reduction within the business units that will form New Telecom. In line with Vision2013, Telecom also exited non core operations, such as the AAPT consumer business, ownership of the Yahoo!Xtra internet portal and the Gen-i software solutions business in New Zealand in FY11.

New Telecom’s operational excellence activities target operating expenses and capital expenditure efficiency through simplifying its products and platforms and reducing personnel costs. In FY11, this included significant head count reductions within the business units that will form part of New Telecom. Operational excellence is also expected to deliver process simplification and a reduction in errors and rework. As well as lowering costs, this is expected to drive improvements in customer experience and further Telecom’s mission of being New Zealand’s most preferred company.

New Telecom’s commercial excellence activities target improvement of margins across the product portfolio by lowering costs within its customer operations and growing revenue through new products and services. Telecom’s churn reduction programme will be enabled by innovative commercial bundles of fixed line, mobile communication and value added IP services packages, supported by further investment in New Telecom’s customer satisfaction initiatives such as “Right First Time” which systematically identifies and removes sources of inefficient service delivery and customer pain points.

In the longer term, New Telecom aims to deliver revenue growth, possibly by exploring opportunities to enter new adjacent markets such as entertainment, financial services or consumer payments. In 2010, Telecom Rentals Limited, a Telecom owned company that provides leasing and technology finance for business customers, was recognised with the Delolitte fast 50 award as New Zealand’s fastest growing company.

New Telecom Business Units

As part of Vision2013, New Telecom has already implemented a new organisational model (as shown below), which New Telecom Management believes will enable the organisation to operate more effectively after the Demerger.

The objective of the new organisational model is to create a simplified and more balanced structure, consisting of:

•

The existing customer units, which are segment specific (ie consumer, business and large enterprise and wholesale and international) and are accountable for commercial innovation, customer experience and segment margin leadership.

•

Centralised operational units, intended to leverage scale and manage cost and capital expenditure across networks, IT platforms and the core network product portfolio. The operational units aligns pricing and product management/strategy with the design, build and in life operations of IT platforms and process, jointly targeting standardisation and simplification efficiency opportunities.

•

Centralised corporate functions, intended to remove role duplication across the Telecom Group. Lean centres of excellence provide support to business units and external stakeholders across finance, strategy, human resources, legal and communications.

Customer-Facing Business Units

Retail

New Telecom’s Retail business unit will continue to provide mass-market products, services and support to consumer and SME customers. Services provided by the Retail business include fixed line calling and access products, broadband, dial-up and online offerings, and mobile voice, data, messaging and multimedia services.

On Demerger, New Telecom will have a retail store network of more than 85 stores made up of New Telecom’s own retail stores, as well as 59 dealer outlets dedicated to New Telecom products and services. The refurbishment and development of the Telecom network of stores initiated in 2010 continued and it is expected that by the time of the Demerger the refurbishment of six ‘Super Stores’ and four New Telecom retail stores will have been completed.

The Retail business unit intends to grow earnings by strengthening its position as a leading retail services provider, through continued market leadership of fixed broadband/fibre services, strengthening its position in mobile and capitalising on growth opportunities in mobile data, and improving customer service and satisfaction through simplification and “right first time” programmes.

In fixed markets, Retail is focussed on delivering bundled offers to retain voice and broadband customers, and intends to launch fibre offerings based on new high bandwidth access services. At 30 June 2011, more than 80% of Telecom’s broadband customers had signed up to Telecom Retail’s bundled packages (as at 30 June 2010, this figure was 67%) representing a strong starting point to grow fibre based services. Retail also offers TV services as part of its bundled offerings, and in May 2011 signed a new reseller agreement with SKY Television. Within the broadband market, Retail will continue to focus its attention on the higher margin users rather than capturing market share.

In mobile, Retail is focused on revenue and margin growth. Retail continues to see data usage increasing across all segments and devices. For example, Retail's total monthly usage for data in June 2011 increased by over 100% when compared to June 2010, reflecting the growth in customers on the XT Network, the increasing availability and functionality of smartphone devices and the prevalence of content for mobile users. These features assist in attracting customers from the CDMA mobile network which is planned to be switched off in 2012.

Gen-i

Gen-i provides ICT solutions for business clients across New Zealand and Australia, and has over 3,300 business customers. Gen-i’s earnings growth is built on leadership in networked IT and managed solutions across fixed and mobile and delivering operational efficiencies and simplification as customers migrate from legacy to IP and fibre based solutions.

During FY11, Gen-i undertook a major transformation programme to focus on the strategic themes under Vision 2013 of simplifying its value proposition, reducing cost, retaining value in its traditional telecommunications business, targeting growth in delivering mobile and next generation cloud computing services and growth in trans-Tasman clients. Gen-i has re-organised itself around two distinct customer segments with specific service offerings:

(i)	Enterprise clients with complex needs, that require integrated ICT solutions and see ICT as strategic for their business and are therefore willing to pay for bespoke solutions; and

(ii)	Corporate/Business customers with simpler requirements that require cost effective and more standardised platform-based ICT solutions, including IP based telecommunications services and hosted/cloud based IT solutions.

Wholesale and International

As a result of the Demerger asset split under the Asset Allocation Plan, New Telecom will own significant national backhaul telecommunications assets and the PSTN network equipment which will be largely unregulated. Through these assets New Telecom, via Wholesale, will provide a range of communication products and services that will complement the regulated local network access products and services which will be provided by New Chorus through its own copper and fibre access networks.

On Demerger, Wholesale will have approximately 70 customers comprising mainly retail service providers that it will deal directly with through its own sales and service channels.

Wholesale’s portfolio of voice, mobile, interconnection, managed data and national backhaul products offer retail service providers the ability to create and extend their own networks to be able to provide a wide range of telecommunications service to their end users. Wholesale also offers resale products so service providers without their own nationwide networks can offer services nationally. In addition, some of its services, such as PSTN resale, will be resold under an agency agreement to retail service providers due to the complementary nature of these services with the New Chorus products and services.

International delivers integrated telecommunications services between New Zealand, Australia and the rest of the world, by providing international voice, mobile, value-added calling and international transit services to carriers and offshore telecommunications providers.

International’s business provides:

•	traditional voice services: which handles New Zealand and Australian originated traffic minutes plus reciprocal traffic and provides other value-added services relating to this; and

•	carrier services: a provider of international voice service products specific to the needs of international, wholesale and retail customers across fixed line, cable and mobile operators.

Through these divisions, International enables carriers and retail operators to provide voice and mobile solutions to their customers. International terminates and receives traffic to and from all countries in the world, carrying approximately 4 billion minutes of global traffic per annum.

AAPT

AAPT is an Australian telecommunications provider that owns and operates its own national voice and data network. This includes 11,000km of interstate fibre, its own data centres in major capital cities, fibre access to 1,300 premises and mid-band ethernet in 180 exchanges. AAPT has access to Digital Subscriber Line (DSL) coverage in over 380 exchanges focused on the major Australian cities and large metropolitan areas.

On 30 September 2010, Telecom completed the sale of its investments in Macquarie Telecom and iiNet for A$80 million and the sale to iiNet of the AAPT Consumer business for A$60 million. As a result, AAPT now focuses on the business and wholesale section of the Australian telecommunications market.

Telstra and Optus are AAPT’s main competitors in the voice, data and internet market. The local calling market remains dominated by Telstra, as it owns most of the Australian domestic local loop network. Interconnection with Telstra’s local loop is necessary for competitive carriers, including AAPT, to offer many telecommunications services.

AAPT’s strategy is focused on leveraging its own infrastructure to drive profitable on-net services rather than reselling services from Telstra. Following the upgrade of its core network, AAPT now offers a range of new IP-centric business products supporting innovative new voice and data solutions, AAPT works closely with Gen-i Australia to jointly deliver telecommunications and IT services to large enterprise clients that operate both in New Zealand and Australia. AAPT has continued to rationalise and simplify its products, operations and IT platforms.

In 2010, AAPT upgraded its billing and rating capability, closing down duplicated systems and migrating to a single billing platform which delivered annual cost savings and significant business simplification across back-office operations. As AAPT emerges from a period of cost reduction and operational improvement it is now focused on a revenue growth plan within business and wholesale markets, using its IP network capabilities supported by a lower cost and online centric customer service and billing capabilities.

Operational Business Units

Product Business Unit

The Product Business Unit was recently created as an outcome of the Vision 2013strategy. Its role is to set a consistent strategy across the product portfolio, and then to design, develop and manage pricing and process activities associated with the products across all customer facing units. This includes activities such as business cases development, business planning, product delivery and commercial and market development.

The Product Business Unit is accountable for:

•	delivering group business and competitive insight across key markets and segments;

•	developing New Telecom’s product and pricing strategy, group channel strategy and, in conjunction with T&SS, its technology strategy;

•	driving the required business and market development and associated strategic partnerships; and

•	designing, developing and managing New Telecom products and related pricing.

Technology and Shared Services

Telecom’s Technology & Shared Services division is responsible for:

•	operating Telecom’s shared business processes;

•	developing, maintaining and operating Telecom’s IT systems and networks; and

•	aligning systems, platforms and processes with Telecom’s business objectives.

Following the Demerger, T&SS will continue to provide support for key products and services, examples of which include:

•

Fixed and PSTN life cycle management. T&SS will continue to operate and support the PSTN platform, which is the platform that supports traditional fixed-voice telephony and is the key platform for sustaining Telecom’s current fixed line revenues. T&SS will also continue to develop and operate, and to invest in architecture and support systems capabilities (including fulfil, assure and bill) for fixed line products and services.

•

Mobile network. T&SS will continue to be responsible for supporting the mobile networks. T&SS will also continue to develop and operate, and to invest in architecture and support systems capabilities (including fulfil, assure and bill) for mobile products and services.

•

Provisioning. T&SS will continue to provide provisioning processes and manage requests for data and voice services from New Telecom’s customer-facing operations, the Telecom website and New Chorus customers, including allocating network resources and activating and commissioning services that require access to shared IT and network resources.

Funding

Following the Demerger, funding for New Telecom is expected to be sourced from a combination of its own cash balances, operating cash flows, domestic Telebonds and commercial paper. Upon Demerger, New Telecom is expected to have approximately NZ$750 million to NZ$950 million of net interest bearing debt (inclusive of associated derivatives), reflecting the outstanding Telebonds and any GBP EMTN bonds which are not exchanged, and drawings under the existing facilities Telecom has in place today, net of cash on hand. This figure will vary depending on the amount of operating, investing and financing cash flows up until the Demerger and market rates at that time.

RESULTS OF REVIEW THROUGH THE ASSOCIATION OF BRITISH INSURERS

The Proposals (as defined herein) have been considered by a special committee of the Association of British Insurers (the “ABI”). The members of the special committee have examined the Proposals and have informed the Issuer that they find the Proposals acceptable, that they intend to instruct in respect of their holdings accordingly and that they will be informing other ABI members of their review of the Proposals. The special committee has advised the Issuer that this review relates only to the Proposals with respect to the Existing Notes described in this Consent Solicitation Memorandum and not to future offers or proposals. The special committee holds, in aggregate, 31.8 per cent, by nominal value of the Existing Notes.

EXPECTED TIMETABLE OF EVENTS

This is an indicative timetable showing one possible outcome for the timing of the Consent Solicitations based on the dates appearing elsewhere in this Consent Solicitation Memorandum and assuming the relevant Meetings are not adjourned and that the Extraordinary Resolutions are approved and the Consent Transaction Conditions are satisfied or waived on or before 31 December 2011. Accordingly, the actual timetable may differ significantly from the indicative timetable below. All times are London time.

Events	Times and Dates

Commencement of the Consent Solicitations

Meetings of Noteholders are called by the Issuer in respect of each Series of Existing Notes. The notice of the Meetings is given to Noteholders (i) in the Financial Times and the Luxemburger Wort, (ii) via the Clearing Systems, (iii) via a Notifying News Service, and (iv) published on the website of the Luxembourg Stock Exchange (www.bourse.lu).

31 August 2011

Consent Solicitation Memorandum made available to Noteholders by the Tabulation Agent.

Early Submission Deadline Deadline for receipt of an Early Voting Instruction in order for the submitting holder to be eligible to receive the relevant Early Voting Fee.	4.00 p.m. on 9 September 2011

Expiration Deadline	11.00 a.m. on 20 September 2011

Latest time for holders of the Existing Notes to make arrangements to attend or be represented at the relevant Meeting in accordance with the Notice of Meeting.

Meetings Meetings of Noteholders of each Series, held at the offices of Clifford Chance LLP, 10 Upper Bank Street, London, E14 5JJ.	commencing at 11.00 a.m. on 22 September 2011

Announcement of Results of Meetings

Announcement of the results of the Meetings given to Noteholders via Euroclear and Clearstream, via a Notifying News Service, and published on the website of the Luxembourg Stock Exchange (www.bourse.lu).

As soon as reasonably practicable following the Meetings

Satisfaction of Consent Transaction Conditions	Expected to be mid- November 2011

Confirmation that the Consent Transaction Conditions have been satisfied or waived is announced via a Notifying News Service and published on the website of the Luxembourg Stock Exchange (www.bourse.lu).

Settlement	Expected to be on or about 30 November 2011

Payment of the relevant Early Voting Fee due to Noteholders.

Long-Stop Date Latest date for satisfaction or (if applicable) waiver of the Consent Transaction Conditions.	31 December 2011

The above times and dates are subject, where applicable, to the right of the Issuer to extend, re-open, amend and/or terminate the Consent Solicitations and the calling of any adjourned Meeting by the Issuer. The deadlines set by any custodian or intermediary and each Clearing System for the submission and withdrawal of Instructions may be earlier than the relevant deadlines above. See “Procedures for Participating in the Exchange Offers” and “Procedures in relation to the Meetings”.

If any Meeting is not quorate on the date stated above, such Meeting shall stand adjourned for such period being not less than 13 clear days and not more than 42 clear days, and at such place as may be appointed by the chairman of the Meeting (and approved by the Trustee) and notice of any adjourned meeting shall be given in the same manner as notice of the original Meeting, save that 10 days’ notice (containing the information required for the notice in the original Meeting) shall be given. If one or more adjourned Meetings are required, these are expected to be held on 6 October 2011.

Unless stated otherwise, announcements in connection with the Consent Solicitations will be made through the website of the Luxembourg Stock Exchange (www.bourse.lu). Such announcements may also be made by (i) the issue of a press release to a Notifying News Service and (ii) the delivery of notices to the Clearing Systems for communication to Direct Participants. Copies of all such announcements, press releases and notices can also be obtained from the Tabulation Agent, the contact details for which are on the last page of this Consent Solicitation Memorandum. Significant delays may be experienced where notices are delivered to the Clearing Systems and Noteholders are urged to contact the Tabulation Agent for the relevant announcements relating to the Exchange Offers and the Consent Solicitations. In addition, holders of Existing Notes may contact the Dealer Manager for information using the contact details on the last page of this Consent Solicitation Memorandum.

Noteholders are advised to check with any bank, securities broker, custodian or other intermediary through which they hold Existing Notes when such intermediary would require to receive instructions to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Consent Solicitations in order to meet the deadlines set out above.

RISK FACTORS AND OTHER CONSIDERATIONS

This section does not describe all of the risks of participating in the Consent Solicitations. Before making a decision whether to offer Existing Notes for exchange pursuant to the Exchange Offers or to vote on the Extraordinary Resolutions, Noteholders should carefully consider, in the light of their own financial circumstances and investment objectives, all of the information in this Consent Solicitation Memorandum and, in particular, the following factors:

Future Business Risk to Telecom

The key business risks that may affect New Telecom following the Demerger include: (1) competitive pressures leading to a reduction in future profitability; (2) inability to achieve planned levels of operating cost reduction; (3) pressure on its ability to contain capital spending; (4) sharing arrangements with New Chorus; (5) network and system failure; (6) information technology security breaches; (7) reliance on outsourcing and partnership relationships; (8) declining AAPT operating performance; (9) inability to retain experienced or skilled employees; (10) financing availability and costs; and (11) impairments or write downs to the carrying value of assets. After the Demerger, New Telecom will not be subject to any of the current Telecom ownership restrictions imposed under the Telecom constitution which require the Government's consent (the “Kiwi Share”) and which had formed a protective measure against certain change of control events. Any remaining legal or regulatory ownership restrictions applying to New Telecom will be consistent with other similar listed companies in New Zealand.

Responsibility for complying with the procedures of the Consent Solicitations

Noteholders are responsible for complying with all of the procedures for submitting Early Voting Instructions or otherwise voting in respect of the Extraordinary Resolution. None of the Issuer, the Guarantors, the Dealer Manager, the Trustee or the Tabulation Agent assumes any responsibility for informing any Noteholders of irregularities with respect to such Noteholder's participation in the Consent Solicitations.

No assurance that the relevant Early Voting Fee will be settled

The payment of the relevant Early Voting Fee is dependent on a number of conditions being satisfied (see “Transaction Conditions”). In particular, the payment of the applicable Early Voting Fee is conditional upon the granting of Final Orders in connection with the Demerger. No assurance can be given Consent Transaction Conditions will be satisfied (or, if applicable, waived).

Amendment

Subject to the terms set out in this Memorandum, the Issuer may choose, in its sole discretion, to amend the Consent Solicitations as provided in this Consent Solicitation Memorandum, including an amendment to the relevant Early Voting Fee at any time and, if it does so, Noteholders will have the rights contained in “Amendment and Termination – Rights of Revocation”.

If the Meeting in respect of any Series of Existing Notes is adjourned, the Issuer may choose, in its sole discretion and without limiting the Issuer's right to otherwise extend, re-open, amend, waive any condition of or terminate the Consent Solicitations as provided in this Consent Solicitation Memorandum, or to amend the terms and conditions of the Consent Solicitations, to provide for the Expiration Deadline, to take place after the adjourned Meeting. The Issuer is however under no obligation to amend any of the terms of the Consent Solicitations, and may amend one of the Consent Solicitations without similarly amending the terms of the other Consent Solicitation.

Blocking of Existing Notes

When considering whether to deliver a Voting Instruction, Noteholders should take into account that restrictions on the transfer of the relevant Series of Existing Notes by Noteholders will apply from the time of submission of such instructions.

The submission of a Voting Instruction will constitute an instruction to block the relevant Noteholder’s Existing Notes in the relevant Clearing System account from the date the Voting Instruction is submitted until the earlier of: (i) conclusion of the Meeting and any adjourned Meeting (in the event that the Extraordinary Resolution is not passed at the initial meeting in respect of such Series) and (ii) the date on which the Early Voting Instruction is revoked (in the limited circumstances in which such revocation is permitted in accordance with the rights set out in “Amendment and Termination – Revocation Rights”).

Payment of the relevant Early Voting Fee, is conditional upon satisfaction of the Consent Transaction Conditions, which include the granting of Final Orders in connection with the Demerger. Although the Issuer anticipates that the Settlement Date will take place on or about 30 November 2011, the Issuer reserves the right to delay payment of the Early Voting Fee, until such time as the Consent Transaction Conditions have either been satisfied or waived (as determined by the Issuer). The Consent Transaction Conditions must be satisfied or, where applicable, waived on or prior to the Long-Stop Date, which is 31 December 2011.

Irrevocability of Voting Instructions

Voting Instructions will be irrevocable except in the limited circumstances described in “Amendment and Termination –Revocation Rights”.

Extraordinary Resolutions Binding

If the Extraordinary Resolution is passed in respect of each Series of Existing Notes, Noteholders who have not voted in connection with the Consent Solicitation will be bound by the resolution.

Responsibility to Consult Advisers

Each Noteholder is responsible for assessing the merits of the Consent Solicitations. None of the Issuer, the Guarantors, the Dealer Manager, the Trustee or the Tabulation Agent has made or will make any assessment of the merits of the Consent Solicitations or of the impact of the Consent Solicitations on the interests of holders either as a class or as individuals. Noteholders should therefore consult their own tax, accounting, financial and legal advisers regarding the suitability to them of the tax or accounting consequences of participating or declining to participate in the Consent Solicitations.

DEFINITIONS

2018 Early Voting Fee	GBP 5.00 per GBP 1,000 in aggregate principal amount of Existing 2018 Notes.

2020 Early Voting Fee	GBP 5.00 per GBP 1,000 in aggregate principal amount of Existing 2020 Notes.

Business Day	A day other than a Saturday or a Sunday or a public holiday on which commercial banks and foreign exchange markets are open for business in London.

Clearing System Notice	The notice to be sent to Direct Participants by each of the Clearing Systems on or about the date of this Consent Solicitation Memorandum informing Direct Participants of the procedures to be followed in order to participate in the Consent Solicitations.

Clearing Systems	Euroclear and Clearstream, Luxembourg.

Clearstream, Luxembourg	Clearstream Banking, société anonyme.

Consent Solicitation	The invitation to Noteholders to waive any Event of Default which might occur as a result of the proposed Demerger.

Consent Transaction Conditions	The conditions to payment of the relevant Early Voting Fee in respect of each Series of Existing Notes, as set out under “Consent Transaction Conditions” below.

Conditions	The terms and conditions of each Series of Existing Notes as applicable.

Dealer Manager	Citigroup Global Markets Limited

Demerger	As defined under “Background to the Consent Solicitations”.

Direct Participant	Each person who is shown in the records of Euroclear or Clearstream, Luxembourg as a holder of the Existing Notes at the time of submission of the relevant Voting Instruction.

Early Submission Deadline	4.00 p.m. London time on 9 September 2011.

Early Voting Fee	The 2018 Early Voting Fee or the 2020 Early Voting Fee, as applicable

Early Voting Instruction	The electronic blocking instruction delivered by the relevant Noteholder to the relevant Clearing System and specifying, inter alia, the aggregate principal amount of Existing Notes of the applicable Series in respect of which such Noteholder wishes to deliver a Voting Instruction in favour of the relevant Extraordinary Resolution, and the other instructions, certifications and statements set out in “Procedures in relation to the Meetings”, in accordance with the requirements and procedures of the relevant Clearing System.

Euroclear	Euroclear Bank S.A./N.V.

Exchange Offers	The invitations to certain eligible holders of the Existing Notes to exchange the Existing Notes for new Notes due 2020 to be issued by Chorus Limited.

Existing 2018 Noteholders	The holders of the Existing 2018 Notes.

Existing 2020 Noteholders	The holders of the Existing 2020 Notes.

Existing 2018 Notes	The GBP 125,000,000 5.625 per cent. Notes due 2018 of the Issuer.

Existing 2020 Notes	The GBP 150,000,000 5.75 per cent. Notes due 2020 of the Issuer.

Existing Noteholders	Existing 2018 Noteholders and Existing 2020 Noteholders.

Existing Notes	The Existing 2018 Notes and the Existing 2020 Notes.

Existing Principal Paying Agent	Citibank, N.A. in respect of each Series of Existing Notes.

Expiration Deadline	11.00 a.m. London time on 20 September 2011, being the deadline for the receipt of an Early Voting Instruction by the Tabulation Agent via the Clearing Systems.

Extraordinary Resolutions	The Extraordinary Resolutions in respect of the Existing Notes of each Series as set out in the Notice of Meeting in respect of each Series of Existing Notes.

Final Orders	Final orders granted by the High Court of New Zealand approving the demerger scheme of arrangement under section 236(1) of the New Zealand Companies Act 1993 in relation to Telecom.

FSMA	The Financial Services and Markets Act 2000.

Guarantors	Telecom Corporation of New Zealand Limited, Telecom Investments Limited, Telecom New Zealand Limited, Telecom Pacific Limited, Telecom Leasing Limited, Telecom Mobile Limited and TCNZ Australia Investments Pty Limited as guarantors of each series of Existing Notes.

Issuer	TCNZ Finance Limited, acting through its Australian branch in relation to the Existing 2018 Notes and through its Bermudan branch in relation to the Existing 2020 Notes.

Long-Stop Date:	31 December 2011.

Meeting	The meeting convened by the applicable Notice at which the holders of the Existing Notes of each Series will be asked to consider, and if thought fit, approve the relevant Extraordinary Resolution set out in such Notice (including any adjourned meeting).

New Telecom	Telecom, following implementation of the Demerger.

Noteholders	Holders of the Existing Notes.

Notice	The notice of Meeting sent to the holders of each Series of the Existing Notes, setting out the relevant Extraordinary Resolution that is to be voted on at such Meeting, the form of which is set out in Appendix A (Form of Notice and Extraordinary Resolution).

Notifying News Service	A recognised financial news service or services (e.g. Reuters/Bloomberg) as selected by the Issuer and the Dealer Manager.

Order	The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.

Original Prospectus	Means, as applicable, the information memorandum dated 19 December 2002 as completed by the pricing supplement dated 19 December 2002 in respect of the 2018 Notes, and the information memorandum dated 28 February 2005 as completed by the pricing supplement dated 4 April 2005 in respect of the 2020 Notes.

Programme	means the U.S.$2,000,000,000 Euro Medium Term Note Programme of Chorus Limited.

Proposals	The Exchange Offers and the Consent Solicitations.

Revocation Instruction	An electronic revocation instruction to revoke a Voting Instruction delivered in accordance with the provisions set out in “Amendment and Termination”.

Securities Act	The United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Series	Each of the Existing 2018 Notes, Existing 2020 Notes, as the case may be.

Settlement Date	Expected to be on or about 30 November 2011.

Telecom	Telecom Corporation of New Zealand Limited.

Tabulation Agent	Citibank, N.A.

Trustee	The Law Debenture Trust Corporation p.l.c.

Voting Instruction	An instruction to vote in connection with the relevant Meeting, including an Early Voting Instruction.

THE CONSENT SOLICITATIONS

The Consent Solicitations

The Issuer is soliciting the consent of the holders of each Series of the Existing Notes to pass at a meeting of such holders an Extraordinary Resolution (as described further in this Consent Solicitation Memorandum) sanctioning the waiver of any Event of Default (as defined in the Conditions) which may arise as a result of the proposed Demerger.

Extraordinary Resolutions

The resolutions will be proposed at separate meetings of the Noteholders of each Series of Existing Notes. The resolutions, and the form of notice convening the relevant Meetings, is set out in Appendix A “Form of Notice of Meeting and Extraordinary Resolutions”.

If one or both Extraordinary Resolution(s) is passed, all of the holders of the Existing Notes of the relevant Series will be bound by it, irrespective of whether such Noteholders voted in favour of the Extraordinary Resolution.

Noteholders should read carefully the relevant forms of Extraordinary Resolution to be considered at the relevant Meetings. Further information about the procedure for voting and the quorum requirements is set out in the “Form of Notice of Meetings and Extraordinary Resolution” contained in Appendix A of this Consent Solicitation Memorandum.

Early Voting Fee

Noteholders who have properly submitted (and not revoked) an Early Voting Instruction in accordance with the terms and conditions set out in this Consent Solicitation Memorandum, appointing a proxy to vote in favour of the relevant Extraordinary Resolution on their behalf, and which is received by the Tabulation Agent on or prior to the Early Submission Deadline, will (subject as provided under “Consent Transaction Conditions” below) be entitled to receive the relevant Early Voting Fee.

Only Noteholders who (i) deliver, or arrange to have delivered on their behalf, valid Early Voting Instructions in favour of the relevant Extraordinary Resolution by the Early Submission Deadline (ii) do not seek to attend the relevant Meeting (or any adjourned Meeting) in person or make any other arrangements to be represented at the relevant Meeting, will be eligible for the applicable Early Voting Fee.

Any Noteholder that separately seeks to appoint a proxy to vote at the relevant Meeting (or any adjourned Meeting) on its behalf or attends the relevant Meeting (or any adjourned Meeting) in person or makes other arrangements to be represented at the relevant Meeting will not be eligible for the Early Voting Fee, irrespective of whether such Noteholder has delivered an Early Voting Instruction, or voted in favour of the relevant Extraordinary Resolution. Payment of the Early Voting Fee is conditional on the satisfaction of the Consent Transaction Conditions including the passing of the Extraordinary Resolution.

If the Consent Transaction Conditions are satisfied, any Early Voting Fee payable to Noteholders will be paid on the Settlement Date in immediately available funds delivered to the Tabulation Agent, who will act as agent for the Issuer for the purpose of receiving payments from or on behalf of the Issuer and transmitting such payments to the Clearing Systems for payment to the cash accounts of the relevant Noteholders in the Clearing Systems. The deposit of such funds with the Clearing Systems will discharge the obligation of the Issuer to all Existing Noteholders in respect of the above amounts represented by such funds.

Noteholders’ Rights of Revocation

The submission of any Early Voting Instruction in accordance with the procedures set out in the section headed “Procedures in relation to the Meeting” will be irrevocable except in the limited circumstances described in “Amendment and Termination – Revocation Rights ” below.

Copies of Documents

Copies of the trust deed and other transaction documents entered into in relation to each Series of Existing Notes are available for inspection by the Noteholders at the offices of each Existing Principal Paying Agent as specified in the relevant Original Prospectus, in each case on and from the date of this Consent Solicitation Memorandum during normal business hours on any Business Day up to and including the Expiration Deadline.

Announcements

Unless stated otherwise, announcements in connection with the Consent Solicitations will be made through the website of the Luxembourg Stock Exchange (www.bourse.lu). Such announcements may also be made by (i) the issue of a press release to a Notifying News Service and (ii) the delivery of notices to the Clearing Systems for communication to Direct Participants. Copies of all such announcements, press releases and notices can also be obtained from the Tabulation Agent, the contact details for which are on the last page of this Consent Solicitation Memorandum. Significant delays may be experienced where notices are delivered to the Clearing Systems and Noteholders are urged to contact the Tabulation Agent for the relevant announcements during the course of the Consent Solicitations. In addition, holders of Existing Notes may contact the Dealer Manager for information using the contact details on the last page of this Consent Solicitation Memorandum.

CONSENT TRANSACTION CONDITIONS

Conditions to the payment of Early Instruction Fees

Payment of the relevant Early Voting Fee in relation to each Series of Existing Notes is subject to:

(i)	passing of the relevant Extraordinary Resolution;

(ii)	the granting of the Final Orders; and

(iii)	any such payment being permissible in accordance with all applicable laws,

(together, the “Consent Transaction Conditions”).

The Consent Transaction Conditions above are for the sole benefit of the Issuer and may be waived by the Issuer in whole or in part, at any time and from time to time, at its discretion. Any determination by the Issuer concerning the conditions set for the above (including whether or not such condition has been satisfied or waived) will be final and binding upon all parties. If the foregoing Transaction Conditions are not satisfied, in the opinion of the Issuer, or (if applicable) waived by the Issuer in full by 31 December 2011 (the “Long-stop Date”), the Consent Solicitations will lapse.

General

If the requisite majority of Noteholders does not vote in favour of the Extraordinary Resolution, the Issuer may choose to convene a further meeting of such Noteholders to consider the same or alternative proposals in relation to the Notes.

AMENDMENT AND TERMINATION

Termination, Withdrawal and Amendment

Notwithstanding any other provision of the Consent Solicitations, the Issuer, subject to applicable laws, at its option and in its sole discretion, at any time (subject to no such termination, withdrawal and amendment being permissible between 11.00 a.m. (London time) on the fourth Business Day immediately preceding the Meeting of the holders of the relevant Series of Existing Notes and the closing of such Meeting) may:

(a)	amend the terms of the Consent Solicitations in any respect; and

(b)	amend the applicable Early Voting Fee and/or the Early Submission Deadline.

The Issuer will ensure Noteholders are notified via the website of the Luxembourg Stock Exchange (www.bourse.lu) of any extension, re-opening, amendment or termination as soon as is reasonably practicable after the relevant decision is made. Such announcements will also be made by (i) the issue of a press release to a Notifying News Service and (ii) the delivery of notices to the Clearing Systems for communication to Direct Participants. Copies of all such announcements, press releases and notices can also be obtained from the Tabulation Agent, the contact details for whom are on the last page of this Consent Solicitation Memorandum.

The Issuer will not amend, waive or withdraw the applicable Early Voting Fee, at any time following the passing of the Extraordinary Resolution at the Meeting of holders of the relevant Series of Existing Notes. However, nothing contained in the Consent Solicitation Memorandum shall prevent the Issuer from amending the Consent Solicitations, including the applicable Early Instruction Fee, if the Extraordinary Resolution has not yet been passed (subject to no such amendment being permissible between 11.00 a.m. (London time) on the fourth Business Day immediately preceding the relevant Meeting and the closing of such Meeting).

In the event that the Early Voting Fee in respect of either the Existing 2018 Notes or Existing 2020 Notes is withdrawn, the Meeting will still be held. Voting Instructions will remain valid unless subsequently revoked.

Revocation Rights

If the Issuer amends the Consent Solicitations in any way that, in the opinion of the Issuer (in consultation with the Dealer Manager) is materially prejudicial to the interests of Noteholders that have already submitted Voting Instructions before the announcement of such amendment (which announcement shall include a statement whether in the opinion of the Issuer that such amendment is materially prejudicial to the interests of such Noteholders), then such Voting Instructions may be revoked at any time from the date and time of such announcement until 4.00 p.m. (London time) on the second Business Day following such announcement (subject to the earlier deadlines required by the Clearing Systems and any intermediary through which Noteholders hold their Existing Notes).

For the avoidance of doubt, any increase in the Early Voting Fee, and any extension of the Early Submission Deadline shall not be considered to be materially prejudicial.

Noteholders wishing to exercise any such right of revocation should do so in accordance with the procedures set out in “Procedures in relation to the Meeting”. Beneficial owners of Existing Notes that are held through an intermediary are advised to check with such entity when it would require to receive instructions to revoke a Voting Instruction in order to meet the above deadline.

For the avoidance of doubt, any Noteholder who does not exercise any such right of revocation in the circumstances and in the manner specified above, shall be deemed to have waived such right of revocation and its original Voting Instruction will remain effective.

The exercise of any such right of revocation will be effective for the purposes of revoking the instruction given by the relevant Noteholder for the appointment of one or more representatives of the Tabulation Agent as the relevant Noteholder’s proxy to vote at the Meeting on such Noteholder’s behalf, only if a valid Revocation Instruction is received by the Tabulation Agent no later than 48 hours before the Meeting.

PROCEDURES IN RELATION TO THE MEETINGS

A Notice convening a separate Meeting of the holders of each Series of Existing Notes, to be held at the offices of Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ on 22 September 2011 at the time specified therein is set out in Appendix A (Form of Notice of Meeting and Extraordinary Resolution) to this Consent Solicitation Memorandum and will, on or around the date of this Consent Solicitation Memorandum, be (i) published on the website of the Luxembourg Stock Exchange (www.bourse.lu), (ii) delivered via Euroclear and Clearstream, Luxembourg, (iii) published in the Financial Times and Luxemburger Wort and (iv) via a Notifying News Service.

At such Meeting there will be proposed the Extraordinary Resolution set out in the Notice. The procedures for voting at the relevant Meeting are described in the Notice.

Noteholders who have properly submitted (and not revoked) an Early Voting Instruction in accordance with the terms and conditions set out in this Consent Solicitation Memorandum, appointing a proxy to vote in favour of the relevant Extraordinary Resolution on their behalf, and which is received by the Tabulation Agent on or prior to the Early Submission Deadline will, subject as provided under “Consent Transaction Conditions” be entitled to receive the applicable Early Voting Fee.

The submission of a Voting Instruction by a Noteholder will constitute an instruction to block the relevant Ineligible Noteholder’s Existing Notes in the relevant Clearing System account from the date the Voting Instruction is submitted until the earlier of: (i) conclusion of the Meeting and any adjourned Meeting (in the event that the Extraordinary Resolution is not passed) and; (ii) the withdrawal of the Voting Instruction in accordance with the rights set out in “Amendment and Termination – Revocation Rights”.

Noteholders who do not give a Voting Instruction in connection with the Extraordinary Resolution can attend and vote in person at the relevant Meeting or appoint a person other than the Tabulation Agent’s representative to attend and vote on their behalf at the Meeting or make other arrangements to vote at the Meeting by following the procedures outlined in the Notice but will not be entitled to receive the applicable Early Voting Fee.

The quorum at an initial meeting is one or more persons holding or representing not less than a clear majority in aggregate nominal amount of the outstanding Existing Notes of the relevant Series. In the event that the required quorum is not obtained at the first Meeting, an adjourned Meeting may be convened to take place not less than 13 clear days nor more than 42 clear days after the initial Meeting (subject to a notice period of at least 10 days (exclusive of the day on which the notice is given and the day on which the adjourned Meeting is to be held)).

To be passed at the first Meeting, an Extraordinary Resolution requires a majority consisting of not less than three-fourths of the persons voting thereat upon a show of hands or, if a poll is duly demanded, then by a majority consisting of not less than three-fourths of the votes cast on such poll.

In order for the Meeting to be quorate at an adjourned meeting, one or more persons holding or representing Notes (whatever the aggregate nominal amount of Notes so held or represented) of the relevant Series should be present or represented at the adjourned Meeting.

The Extraordinary Resolution will be passed at an adjourned meeting if approved by not less than three-fourths of the persons voting thereat upon a show of hands or, if a poll is duly demanded, then by a majority consisting of not less than three quarters of the votes cast on such poll.

If passed, the Extraordinary Resolution will be binding upon all Existing Noteholders of the relevant Series, whether present or represented at the Meeting at which it is passed and whether or not voting.

THE ATTENTION OF THE EXISTING NOTEHOLDERS IS PARTICULARLY DRAWN TO THE QUORUM REQUIRED FOR THE MEETINGS AND ANY ADJOURNED MEETING. HAVING REGARD TO SUCH REQUIREMENTS, ALL NOTEHOLDERS ARE STRONGLY URGED EITHER TO ATTEND THE RELEVANT MEETING OR TO TAKE STEPS TO BE REPRESENTED AT SUCH MEETING, AS REFERRED TO IN THE NOTICE, AS SOON AS POSSIBLE.

Early Voting Fee

In order to be eligible to receive the Early Voting Fee in respect of the relevant Series of Existing Notes, a Noteholder must vote in favour of the relevant Extraordinary Resolution and make the representations warranties and undertakings set out below.

Agreements, Acknowledgements, Representations, Warranties and Undertakings to be given by a Noteholder on submission of a Voting Instruction

By submitting a valid Voting Instruction to the relevant Clearing System in accordance with the standard procedures of such Clearing System, a Noteholder and any Direct Participant submitting such Voting Instruction on such Noteholder’s behalf shall be deemed to agree, and acknowledge, represent, warrant and undertake, to the Issuer, the Guarantors, the Tabulation Agent and the Dealer Manager at the Expiration Deadline and the time of settlement on the Settlement Date (if a Noteholder or Direct Participant is unable to make any such agreement or acknowledgement or give any such representation, warranty or undertaking, such Noteholder or Direct Participant should contact the Tabulation Agent immediately) that:

(a)	it is a holder of the Notes;

(b)	it has received the Notice of Meeting, and has reviewed and accepts the offer and distribution restrictions, terms, conditions, risk factors and other considerations relating to the relevant Consent Solicitation as set out in the Consent Solicitation Memorandum, and has undertaken an appropriate analysis of the implications of the relevant Extraordinary Resolution, without relying on the Issuer, the Guarantors, the Dealer Manager, the Trustee or the Tabulation Agent;

(c)	by blocking the relevant Existing Notes in the relevant Clearing System, it will be deemed to consent to have such Clearing System provide details concerning its identity to the Tabulation Agent (and for the Tabulation Agent to provide such details to the Issuer and the Dealer Manager, and their respective legal advisers);

(d)	it gives instructions for the appointment of one or more representatives of the Tabulation Agent by the Existing Principal Paying Agent as its proxy to vote in favour of the relevant Extraordinary Resolution at the Meeting (including any adjourned Meeting) in respect of all the Existing Notes of the relevant Series in its account blocked in the relevant Clearing System and agrees that it will not make any arrangements to abstain from voting in respect of the Extraordinary Resolution;

(e)	all authority conferred or agreed to be conferred pursuant to its acknowledgements, agreements, representations, warranties and undertakings, and all of its obligations shall be binding upon its successors, assigns, heirs, executors, Trustee in bankruptcy and legal representatives, and shall not be affected by, and shall survive, its death or incapacity or that of the party on whose behalf such holder is acting;

(f)	no information has been provided to it by the Issuer, the Guarantors, the Dealer Manager, the Trustee or the Tabulation Agent, or any of their respective directors or employees, with regard to the tax consequences for Noteholders arising from the relevant Extraordinary Resolution, and it acknowledges that it is solely liable for any taxes and similar or related payments imposed on it under the laws of any applicable jurisdiction in connection with the relevant Extraordinary Resolution, and agrees that it will not and does not have any right of recourse (whether by way of reimbursement, indemnity or otherwise) against the Issuer, the Guarantor, the Dealer Manager, the Trustee or the Tabulation Agent, or any of their respective directors or employees, or any other person in respect of such taxes and payments;

(g)	it holds and will hold, the Existing Notes of the relevant Series blocked in the relevant Clearing System and, in accordance with the requirements of, and by the deadline required by, such Clearing System, it has submitted, or has caused to be submitted, an instruction to such Clearing System to authorise the blocking of the Existing Notes of the relevant Series with effect on and from the date of such submission so that no transfers of such Existing Notes may be effected until the earlier of (i) conclusion of the relevant Meeting and any Adjourned Meeting (if the Extraordinary Resolution is not passed); and (ii) the withdrawal of the Early Voting Instruction in accordance with the rights set out in “Amendment and Termination – Revocation Rights” all in accordance with the normal operating procedures of such Clearing System, and after taking into account the deadlines imposed by such Clearing System;

(h)	it has full power and authority to deliver the Early Voting Instruction and give the relevant voting instruction in respect of the relevant Extraordinary Resolution;

(i)	None of the Issuer, the Guarantors, the Dealer Manager, the Trustee or the Tabulation Agent has given it any information in relation to the Consent Solicitations save as set out in the Consent Solicitation Memorandum or the Notice of Meeting nor has any of them made any recommendation as to whether it should participate in the Consent Solicitations;

(j)	it shall indemnify the Issuer, the Guarantors, the Dealer Manager and the Tabulation Agent against all and any losses, costs, claims, liabilities, expenses, charges, actions or demands which any of them may incur or which may be made against any of them as a result of any breach of any of the terms of, or any of the acknowledgements, representations, warranties and/or undertakings given by any such holder; and

(k)	if, for New Zealand income tax purposes, it is a resident of New Zealand or is engaged in business in New Zealand through a fixed establishment in New Zealand, it will hold, at the date or dates of payment to it of cash amounts in connection with the Consent Solicitations, a valid certificate of exemption for New Zealand resident withholding tax purposes.

General

Binding

A valid Voting Instruction, upon receipt by the relevant Clearing System and the Tabulation Agent, will constitute a binding agreement between the relevant Noteholder and the Issuer in accordance with its terms, and subject to the conditions, set forth in this Consent Solicitation Memorandum and the Voting Instruction.

Voting Instructions other than in accordance with the procedures set out in this section will not be accepted

Subject as set out under “Procedures in relation to the Meeting – Irregularities” below, Noteholders will only be eligible to receive the Early Voting Fee by submitting a valid Voting Instruction in accordance with the procedures set out in this section “Procedures for in relation to the Meeting”. Noteholders should not send Voting Instructions to the Issuer or the Dealer Manager.

Irrevocability

The submission of a valid Voting Instruction in accordance with the procedures set out in this section “Procedures in relation to the Meeting” will be irrevocable (except in the limited circumstances described in “Amendment and Termination – Revocation Rights”).

Irregularities

All questions as to the validity, form, eligibility and valid revocation (including times of receipt) of any Voting Instruction will be determined by the Issuer, in its sole discretion, which determination shall be final and binding.

The Issuer reserves the absolute right to reject any and all Voting Instructions and Revocation Instructions not in the proper form. The Issuer also reserves the absolute right to waive any defects, irregularities or delay in the submission of any and all Voting Instructions or Revocation Instructions. The Issuer also reserves the absolute right to waive any such defect, irregularity or delay in respect of particular Existing Notes, whether or not the Issuer elects to waive similar defects, irregularities or any delay in respect of other Existing Notes of the same Series.

Any defect, irregularity or delay must be cured within such time as the Issuer determines, unless waived by it. The Voting Instruction will be deemed not to have been made until such defects, irregularities or delays have been cured or waived. None of the Issuer, the Guarantors, the Dealer Manager or the Tabulation Agent shall be under any duty to give notice to a Noteholder of any defects, irregularities or delays in any Voting and Revocation Instruction, nor shall any of them incur any liability for failure to give such notice.

Governing Law

The Consent Solicitations, any Voting Instruction, any Revocation Instruction and any non-contractual obligations arising out of or in connection with the foregoing shall be governed by and construed in accordance with English law. By submitting a Voting Instruction or Revocation Instruction, the relevant Noteholder irrevocably and unconditionally agrees for the benefit of the Issuer, the Dealer Manager and the Tabulation Agent that the courts of England are to have jurisdiction to settle any disputes that may arise out of or in connection with the Consent Solicitations or any of the documents referred to above and that, accordingly, any suit, action or proceedings arising out of or in connection with the foregoing may be brought in such courts.

TAX CONSEQUENCES

In view of the number of different jurisdictions where tax laws may apply to a Noteholder, this Consent Solicitation Memorandum does not discuss the tax consequences for Noteholders arising from the submission of an Early Voting Instruction. Noteholders are urged to consult their own professional advisers regarding these possible tax consequences under the laws of the jurisdictions that apply to them or to the submission of an Early Voting Instruction. Noteholders are liable for their own taxes and have no recourse to the Issuer, the Guarantors, the Dealer Manager or the Tabulation Agent with respect to any taxes arising in connection with the Consent Solicitations.

DEALER MANAGER AND AGENT

The Issuer has retained Citigroup Global Markets Limited to act as Dealer Manager for the Consent Solicitations, and Citibank, N.A. to act as Tabulation Agent. The Issuer has entered into a Dealer Manager Agreement with the Dealer Manager which contains certain provisions regarding payment of fees, expense reimbursement and indemnity arrangements relating to the Consent Solicitations.

The Dealer Manager and its respective affiliates may contact Noteholders regarding the Consent Solicitations and may request brokerage houses, custodians, nominees, fiduciaries and others to forward this Consent Solicitation Memorandum and related materials to Noteholders.

None of the Dealer Manager, the Tabulation Agent or any of their respective directors, employees or affiliates assumes any responsibility for the accuracy or completeness of the information concerning the Issuer, the Guarantors, any of their respective affiliates, the Consent Solicitations or the Existing Notes contained in this Consent Solicitation Memorandum or for any failure by the Issuer or the Guarantors to disclose events that may have occurred and may affect the significance or accuracy of such information.

The Dealer Manager may submit Voting Instructions for its own account and vote in relation to the Consent Solicitations on behalf of other Noteholders. The Dealer Manager and/or its affiliates may have a holding in, or may from time to time provide advice or other investment services in relation to, or engage in transactions involving, the Existing Notes.

The Dealer Manager and its respective affiliates has provided and may continue to provide certain investment banking services to the Issuer and the Guarantors for which it has received and may receive compensation that is customary for services of such nature.

None of the Dealer Manager, the Tabulation Agent, the Issuer, the Guarantors, the Trustee or any of their respective directors, employees or affiliates makes any representation or recommendation whatsoever regarding the Consent Solicitations, or any recommendation as to whether Noteholders should vote in favour of the relevant Extraordinary Resolution.

The Tabulation Agent is the agent of the Issuer and owes no duty to any Noteholders.

APPENDIX A

FORM OF NOTICE OF MEETING AND EXTRAORDINARY RESOLUTION

THIS NOTICE IS IMPORTANT AND REQUIRES THE IMMEDIATE ATTENTION OF NOTEHOLDERS. IF NOTEHOLDERS ARE IN ANY DOUBT AS TO THE ACTION THEY SHOULD TAKE, THEY SHOULD SEEK THEIR OWN FINANCIAL ADVICE, INCLUDING AS TO ANY TAX CONSEQUENCES, IMMEDIATELY FROM THEIR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL OR LEGAL ADVISER.

TCNZ FINANCE LIMITED

(incorporated in New Zealand with limited liability)

(the “Company”)

NOTICE OF MEETING

to the holders of its

GBP 125,000,000 5.625 per cent. Notes due 2018 (ISIN XS0168222056)

(the “Existing 2018 Notes”)

and

GBP 150,000,000 5.75 per cent. Notes due 2020 (ISIN XS0216258177)

(the “Existing 2020 Notes”)

(together the “Existing Notes”)

NOTICE IS HEREBY GIVEN that separate meetings (each a “Meeting” and together the “Meetings”) of holders of the Existing Notes of each Series (the “Noteholders”) convened by the Company will be held at the offices of Clifford Chance LLP at 10 Upper Bank Street, Canary Wharf, London E14 5JJ commencing at 11:00 a.m., London time, on 22 September 2011 in respect of the Existing 2018 Notes, with the Meeting in respect of the Existing 2020 Notes being held 5 minutes thereafter or upon conclusion or adjournment of the previous Meeting (whichever is the later). The Meetings are being convened for the purpose of considering and, if thought fit, passing the following form of resolution in respect of each Series which will be proposed as an Extraordinary Resolution in accordance with the provisions of the third supplemental trust deed dated 19 December 2002 which further modified the trust deed dated 17 March 2000 (as previously modified and/or restated) between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee for the Noteholders (the “Trustee”) in respect of the Existing 2018 Notes and the fifth supplemental trust deed dated 28 February 2005 which further modified and restated the trust deed dated 17 March 2000 (as previously modified and/or restated) in respect of the Existing 2020 Notes (each a “Trust Deed”), and constituting the Notes. Capitalised terms used but not defined in this Notice have the meanings given to them in the Trust Deed or the terms and conditions of the Notes (the “Conditions”) contained in the First Schedule to the Trust Deed.

EXTRAORDINARY RESOLUTION

“THAT this meeting of the holders of the [GBP 125,000,000 5.625 per cent. Notes due 2018 (ISIN XS0168222056)] [GBP 150,000,000 5.75 per cent. Notes due 2020 (ISIN XS0216258177)] (the “Notes”) issued by TCNZ Finance Limited (the “Company”) and constituted by the trust deed dated 17 March 2000, as amended, modified and/or restated in respect of the Notes (the “Trust Deed”) made by, among others, the Company in its capacity as issuer and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”) for the Noteholders, hereby:

1.	waives any Event of Default (as defined in the Conditions) which may arise as a result of the proposed Demerger (as defined in the offer memorandum dated 31 August 2011 and the consent solicitation memorandum dated 31 August 2011);

2.	sanctions every abrogation, modification or compromise of, or arrangement in respect of, the rights of the Noteholders appertaining to the Notes against the Company and the Guarantors, whether or not such rights arise under the Trust Deed, involved in or resulting from or to be effected by this Extraordinary Resolution and its implementation;

3.	authorises, directs, requests and empowers the Trustee to concur in, and execute and do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient, in the sole discretion of the Trustee, to carry out and give effect to this Extraordinary Resolution; and

4.	discharges and exonerates the Trustee from all liability for which it may have become or may become responsible under the Trust Deed or the Notes or otherwise in respect of any act or omission in connection with this Extraordinary Resolution or its implementation.”

Background

The Company has convened the Meetings for the purpose of enabling Noteholders of each Series of Existing Notes to consider and resolve, if they think fit, to pass the Extraordinary Resolution proposed in relation to the relevant Series of Existing Notes. The background as to why Noteholders of each Series of Existing Notes are being asked to consider the Extraordinary Resolution proposed in relation to the relevant Series of Existing Notes is set out in the offer memorandum (the “Offer Memorandum”) and the Consent Solicitation Memorandum (the “Consent Solicitation Memorandum”), each dated 31 August 2011, relating to the Existing Notes.

The Trustee has not been involved in the formulation of the Extraordinary Resolutions and the Trustee expresses no opinion on the merits of the Extraordinary Resolutions or as to whether Noteholders would be acting in their best interests in approving the Extraordinary Resolutions, and nothing in this Notice should be construed as a recommendation to Noteholders from the Trustee to vote in favour of, or against, the Extraordinary Resolutions. Noteholders should take their own independent financial and legal advice on the merits and on the consequences of voting in favour of, or against, the relevant Extraordinary Resolution, including as to any tax consequences. On the basis of the information set out in this Notice and the Offer Memorandum, the Trustee has authorised it to be stated that the Trustee has no objection to the Extraordinary Resolutions being put to Noteholders for their consideration.

Subject to the offer and distribution restrictions set out in the Offer Memorandum, Noteholders may obtain, from the date of this Notice, a copy of the Offer Memorandum from the Tabulation and Exchange Agent, the contact details for whom are set out below. A Noteholder will be required to produce evidence satisfactory to the Tabulation and Exchange Agent or the Dealer Manager as to his or her status as a Noteholder and that he or she is a person to whom the exchange offers referred to in the Offer Memorandum are being made (pursuant to the offer and distribution restrictions referred to above) or to whom it is lawful to send the Offer Memorandum and to make an invitation under applicable laws before being sent a copy of the Offer Memorandum. Noteholders may obtain, from the date of this Notice, a copy of the Consent Solicitation Memorandum from the Tabulation and Exchange Agent.

Voting and Quorum

The provisions governing the convening and holding of a meeting of the Noteholders are set out in the Third Schedule to the Trust Deed, a copy of which is available for inspection by the Noteholders during normal business hours at the offices of the Existing Principal Paying Agent.

Each person (a “beneficial owner”) who is the owner of a particular principal amount of the Notes through Euroclear, Clearstream, Luxembourg or a person who is shown in the records of Euroclear or Clearstream, Luxembourg as a holder of the Existing Notes (a “Direct Participant”), should note that the Existing Notes are held by a common depositary on behalf of Euroclear and Clearstream Luxembourg. A beneficial owner will only be entitled to attend and vote at the Meeting in accordance with the procedures set out below and where a beneficial owner is not a Direct Participant it will need to make the necessary arrangements either directly or with the other intermediary through which it holds its Existing Notes for the Direct Participant to complete these procedures on its behalf.

1.	A Noteholder who wishes to attend and vote at the relevant Meeting and any adjourned such Meeting in person must produce at the Meeting a valid Voting Certificate issued by a Paying Agent.

A Noteholder may obtain a Voting Certificate in respect of its Existing Notes from a Paying Agent by arranging for its Notes to be blocked in an account with Euroclear or Clearstream, Luxembourg (unless the Note is the subject of a block voting instruction which has been issued and is outstanding in respect of the relevant Meeting or any adjourned such Meeting) not less than 48 hours (as defined in the Trust Deed) before the time fixed for the Meeting (or, if applicable, any adjourned such Meeting) and, within the relevant time limit specified by Euroclear or Clearstream, Luxembourg, (each a clearing system and together the “Clearing Systems”) as the case may be, upon terms that the Existing Notes will not cease to be so blocked until the first to occur of the conclusion of the relevant Meeting or any adjourned such Meeting and the surrender of the Voting Certificate to the Paying Agent and notification by the Paying Agent to the relevant Clearing System of such surrender or the compliance in such other manner with the rules of the relevant Clearing System.

A Noteholder not wishing to attend and vote at the Meeting in person may either deliver the Voting Certificate(s) to the person whom it wishes to attend on its behalf or give a voting instruction in accordance with the standard procedures of the relevant Clearing System to, and require a Paying Agent to, include the votes attributable to its Existing Notes in a block voting instruction issued by the Paying Agent for the Meeting or any adjourned such Meeting, in which case the Paying Agent shall appoint a proxy to attend and vote at the Meeting in accordance with such Noteholder's instructions.

If a Noteholder wishes the votes attributable to its Existing Notes to be included in a block voting instruction for the relevant Meeting or any adjourned such Meeting, then (i) the Noteholder must arrange for its Existing Notes to be blocked in an account with the relevant Clearing System for that purpose and (ii) the Noteholder or a duly authorised person on its behalf must instruct a Paying Agent as to how those votes are to be cast in accordance with the procedures of the relevant Clearing System, not less than 48 hours before the time fixed for the relevant Meeting (or, if applicable, any adjourned such Meeting) and within the time limit specified by the relevant Clearing System upon terms that the Existing Notes will not cease to be so blocked until the first to occur of (i) the conclusion of the relevant Meeting or any adjourned such Meeting and (ii) not less than 48 hours before the time for which the relevant Meeting is convened, the notification in writing of any revocation of a Noteholder's previous instructions to the Paying Agent, and the same then being notified in writing by the Paying Agent to the Issuer at least 24 hours (as defined in the Trust Deed) before the time appointed for holding the Meeting and such Existing Notes ceasing in accordance with the procedures of the relevant Clearing System and with the agreement of the Paying Agent to be held to its order or under its control, and that such instruction is, during the period commencing 48 hours prior to the time for which the relevant Meeting or any adjourned such Meeting is convened and within the time limit specified by the relevant Clearing System and ending at the conclusion or adjournment thereof, neither revocable nor capable of amendment.

2.	The quorum required for the Meeting is one or more persons present holding Voting Certificates or being proxies or representatives and holding or representing in the aggregate not less than a clear majority in the nominal amount of the Existing Notes of the relevant Series for the time being outstanding. In the event such quorum is not obtained at the relevant Meeting, the Meeting will be adjourned for not less than 13 clear days nor more than 42 clear days (subject to a notice period of at least 10 clear days). At any adjourned Meeting any one or more persons present holding Voting Certificates or being proxies or representatives and holding or representing Notes (no matter what the aggregate principal amount of Existing Notes of the relevant Series so held or represented) will form a quorum.

Voting Certificates obtained and voting instructions given in respect of the relevant Meeting in accordance with the procedures of the relevant Clearing System, including pursuant to an Exchange Instruction or Early Voting Instruction, (unless revoked in accordance with the procedures of the relevant Clearing System) shall remain valid for such adjourned Meeting.

3.	To be passed at the relevant Meeting, the Extraordinary Resolution requires a majority of consisting of not less than three-fourths of the persons voting thereat upon a show of hands or, if a poll is duly demanded, by a majority consisting of not less than three-fourths of the votes cast on such poll. If passed, the relevant Extraordinary Resolution shall be binding on all Noteholders of the Relevant Series, whether or not present or represented at the Meeting at which it is passed and whether or not voting.

This Notice is given by TCNZ Finance Limited.

Noteholders should contact the following for further information:

The Dealer Manager

Citigroup Global Markets Limited

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Attention: Liability Management Group

Tel: +44 207 986 8969

Email: liabilitymanagement.europe@citi.com

The Tabulation and Exchange Agent

Citibank, N.A.

Citigroup Centre, Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Tel: +44 (0) 20 7508 3867

Email: exchange.gats@citi.com

The Existing Principal Paying Agent

Citibank, N.A.

Citigroup Centre, Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Dated: 31 August 2011

THE COMPANY

TCNZ Finance Limited

Level 2, Telecom Place

167 Victoria Street West

Auckland 1142

New Zealand

DEALER MANAGER

Citigroup Global Markets Limited

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Tel: +44 (207) 986 8969

Email: liabilitymanagement.europe@citi.com

AGENT

Citibank, N.A.

Citigroup Centre, Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Tel: +44 (0) 20 7508 3867

Email: exchange.gats@citi.com

LEGAL ADVISERS

To the Issuer as to English law	To the Dealer Manager as to English law

Freshfields Bruckhaus Deringer LLP 65 Fleet Street London EC4Y 1HS United Kingdom	Clifford Chance 28th Floor Jardine House One Connaught Place Central Hong Kong

TCNZ FINANCE LIMITED ANNOUNCES EXCHANGE OFFERS AND CONSENT SOLICITATIONS

NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO ANY US PERSON (AS DEFINED IN REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED)

31 August 2011

TCNZ Finance Limited (the “Issuer”) has today launched an invitation to the Eligible Noteholders of its GBP 125,000,000 5.625 per cent. Notes due 2018 issued by the Issuer acting through its Australian branch (ISIN: XS0168222056) (the “Existing 2018 Notes”) to offer to exchange any and all of their holdings of such Existing 2018 Notes (the “2018 Exchange Offer”) for an equal principal amount of new GBP denominated 6.75 per cent. Notes due 2020 (the “New 2020 Notes”) to be issued by Chorus Limited (“Chorus”) under its U.S.$2,000,000,000 Euro Medium Term Note Programme (the “Programme”), together with Accrued Interest. Eligible Noteholders who validly offer to exchange their Existing 2018 Notes prior to 4.00 p.m. London time on 9 September 2011 (the “Early Submission Deadline”) (and do not subsequently revoke such offer) will be entitled to receive in cash an early exchange fee of GBP 20.00 per GBP 1,000 in aggregate principal amount of such Existing 2018 Notes accepted for exchange by the Issuer.

The Issuer has also launched an invitation to the Eligible Noteholders of its GBP 150,000,000 5.75 per cent. Notes due 2020 issued by the Issuer acting through its Bermudan branch (ISIN: XS0216258177) (the “Existing 2020 Notes”) to offer to exchange any and all of their holdings of such Existing 2020 Notes (the “2020 Exchange Offer” and, together with the 2018 Exchange Offer, the “Exchange Offers”) for an equal principal amount of New 2020 Notes (to form a single series with the New 2020 Notes issued in exchange for the Existing 2018 Notes) together with Accrued Interest. Eligible Noteholders who validly offer to exchange their Existing 2020 Notes prior to the Early Submission Deadline (and do not subsequently revoke such offer) will be entitled to receive in cash an early exchange fee of GBP10.00 per GBP 1,000 in aggregate principal amount of such Existing 2020 Notes accepted for exchange by the Issuer.

Concurrently, the Issuer is soliciting consents from the holders of the Existing 2018 Notes and the Existing 2020 Notes to pass, at a separate meeting of the holders of each such Series of Existing Notes (or any adjourned such meeting (the “Meeting”)), an Extraordinary Resolution (the “Extraordinary Resolution”) providing for the waiver of any Event of Default (as defined in the terms and conditions of each Series of Existing Notes) which may arise as a result of the proposed Demerger (as described below).

The Exchange Offers are made on the terms, and subject to the conditions, contained in the exchange offer memorandum dated 31 August 2011 (the “Offer Memorandum”). Capitalised terms used in this announcement have the same meanings ascribed to them in the Offer Memorandum. The Meetings have been convened at 11.00 a.m. (London time) on 22 September 2011 pursuant to a notice of meeting dated 31 August 2011 (the “Notice of Meeting”).

Rationale

In March 2009, the New Zealand Government released its Ultra Fast Broadband (“UFB”) initiative. The essence of the UFB initiative is to create partnerships between the Crown and private investors to deploy fibre network infrastructure. On 24 May 2011, the New Zealand Government announced that it had concluded negotiations with Telecom Corporation of New Zealand Limited (“Telecom”) for its business unit “Chorus” to take a cornerstone role in the UFB initiative. Under the terms of the agreement, “Chorus” is required to become a new, separately listed company to be known as Chorus Limited completely independent of Telecom (the “Demerger”).

The Demerger will be implemented by way of a scheme of arrangement approved by the High Court of New Zealand. The implementation of the Demerger requires, among other things, that Telecom obtain approval of 75% or more of Telecom shareholders entitled to vote and voting on the arrangement. Assuming the Demerger proceeds, it will be implemented through the transfer of all of the Chorus Limited shares held by Telecom to eligible Telecom shareholders.

The Exchange Offers are being carried out in order to allow Telecom to manage the debt profiles of the Telecom and Chorus businesses following the Demerger. The Demerger could also result in an Event of Default under the Conditions of the Notes and the Issuer is therefore seeking the approval of Noteholders to waive any such Event of Default. The Issuer has convened the Meetings for the purpose of enabling Noteholders of each Series of Existing Notes to consider and resolve, if they think fit, to pass the Extraordinary Resolution proposed in relation to the relevant Series of Existing Notes.

Review by Association of British Insurers

The Proposals have been considered by a special committee of the Association of British Insurers (the “ABI”). The members of the special committee have examined the Proposals and have informed the Issuer that they find the Proposals acceptable, that they intend to instruct with respect to their holdings accordingly, and that they will be informing other ABI members of their review of the Proposals. The special committee has advised the Issuer that this review relates only to the Proposals with respect to the Existing Notes described in the Offer Memorandum and not to future offers or proposals. The special committee holds, in aggregate, 31.8 per cent, by nominal value of the Existing Notes.

Participating in the Exchange Offer and the Consent Solicitations

An offer to exchange Existing 2018 Notes or Existing 2020 Notes may only be made by the submission of a valid Exchange Instruction by an Eligible Noteholder in a minimum denomination of GBP100,000. The submission of an Exchange Instruction by a Noteholder in respect of the Existing 2018 Notes or the Existing 2020 Notes will automatically instruct the Existing Principal Paying Agent to appoint the Tabulation and Exchange Agent (or its representative) as its proxy to attend the relevant Meeting and to vote in favour of the Extraordinary Resolution. Exchange Instructions must be submitted prior to the Expiration Deadline of 11:00 am (London time) on 20 September 2011.

Existing 2018 Noteholders and Existing 2020 Noteholders who do not participate in the Exchange Offers (including those who are ineligible so to participate) will, subject to the delivery of a valid Early Voting Instruction in favour of the relevant Extraordinary Resolution prior to the Early Submission Deadline and subject to satisfaction of the Consent Transaction Conditions, be entitled to receive the relevant Early Voting Fee for each GBP 1,000 in principal amount of such Existing 2018 Notes or Existing 2020 Notes (as applicable) in respect of which such Early Voting Instruction is given. The Early Voting Fee will be GBP 5.00 per GBP 1,000 in aggregate principal amount of Existing 2020 Notes, and GBP 5.00 per GBP 1,000 in aggregate principal amount of Existing 2018 Notes.

Completion of the Exchange Offers and payment of the relevant Early Exchange Fee or Early Voting Fee (as applicable) is dependent on the satisfaction (or, where applicable, waiver) of a number of Transaction Conditions as further described in the Offer Memorandum, including the grant of Final Orders in respect of the Demerger by the High Court of New Zealand. The latest date for satisfaction (or waiver) of the Transaction Conditions is 31 December 2011. The Issuer currently expects that settlement of the Exchange Offers and payment of the relevant Early Exchange Fee or Early Voting Fee (as applicable) will occur on 30 November 2011.

Unless stated otherwise, announcements in connection with the Exchange Offers and the Consent Solicitation will be made through the website of the Luxembourg Stock Exchange (www.bourse.lu). Such announcements may also be made by (i) the issue of a press release to a Notifying News Service and (ii) the delivery of notices to the Clearing Systems for communication to Direct Participants. Copies of all such announcements, press releases and notices can also be obtained from the Tabulation and Exchange Agent.

For further information:

A complete description of the terms and conditions of the Exchange Offers (including the Base Prospectus for the Programme) is set out in the Offer Memorandum. A complete description of the procedures in relation to the Meetings, and the text of the proposed Extraordinary Resolutions is set out in the Notice of Meeting and a consent solicitation memorandum dated 31 August 2011 (the “Consent Solicitation Memorandum”). Further details about the transaction can be obtained from:

The Dealer Manager:

Citigroup Global Markets Limited

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Tel: +44(0) 207 986 8969

Email: liabilitymanagement.europe@citi.com

The Tabulation and Exchange Agent:

Citibank, N.A.

Citigroup Centre, Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Tel: +44 (0) 20 7508 3867

Email: exchange.gats@citi.com

Copies of the Offer Memorandum, the Consent Solicitation Memorandum and the Notice of Meeting are available to eligible persons upon request from the Tabulation and Exchange Agent.

The Dealer Manager does not take responsibility for the contents of this announcement and none of the Issuer, the Guarantors, the Dealer Manager, the Tabulation and Exchange Agent, or any of their respective directors, employees or affiliates makes any representation or recommendation whatsoever regarding the Exchange Offers or the Consent Solicitations, or any recommendation as to whether holders of Notes should submit Notes for exchange pursuant to the Exchange Offers or vote in respect of the Extraordinary Resolutions. This announcement must be read in conjunction with the Offer Memorandum and the Notice of Meeting. This announcement, the Notice of Meeting and the Offer Memorandum contain important information, which should be read carefully before any decision is made with respect to the Exchange Offers and the Consent Solicitations. If any holder of Notes is in any doubt as to the action it should take, it is recommended to seek its own advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent adviser.

Jurisdictional Restrictions:

This announcement and the Offer Memorandum do not constitute an invitation to participate in the Exchange Offers in or from any jurisdiction in or from which, or to or from any person to or from whom, it is unlawful to make such invitation under applicable securities laws. The distribution of the Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession the Offer Memorandum comes are required by each of the Issuer, the Dealer Manager and the Tabulation and Exchange Agent to inform themselves about and to observe, any such restrictions.

United States

The Exchange Offers are not being made and will not be made directly or indirectly in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States or to, or for the account or benefit of, any U.S. person (within the meaning of Regulation S under the Securities Act). This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the internet. Accordingly, copies of the Offer Memorandum and any other offer memoranda, documents or materials relating to the Offers are not being, and must not be, directly or indirectly mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or Trustee) in or into the United States or to U.S. persons and Existing 2018 Notes and Existing 2020 Notes cannot be offered for exchange in the Exchange Offers by any such use, means, instruments or facilities or from within the United States or by U.S. persons. Any purported offer of Existing 2018 Notes and Existing 2020 Notes for exchange resulting directly or indirectly from a violation of these restrictions will be invalid and any purported offer of Existing 2018 Notes and Existing 2020 Notes for exchange made by a person located in the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a nominee giving instructions from within the United States or any U.S. person will not be accepted.

The Offer Memorandum is not an offer of securities for sale in the United States or to U.S. persons. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The New 2020 Notes have not been, and will not be, registered under the Securities Act, or the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, U.S. persons, except pursuant to an exemption from the registration requirements of the Securities Act and applicable state security laws. The purpose of the Offer Memorandum is limited to the Offers and the Consent Solicitations and the Offer Memorandum may not be sent or given to a person in the United States or to a U.S. person or otherwise to any person other than in an offshore transaction in accordance with Regulation S under the Securities Act.

Each Eligible Noteholder participating in an Exchange Offer will represent that it is not located in the United States and is not participating in the relevant Exchange Offer from the United States, that it is participating in the relevant Exchange Offer in accordance with Regulation S under the Securities Act and is not a U.S. person, or that it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in the Exchange Offer from the United States and is not a U.S. person. For the purposes of this and the above two paragraphs, “United States” means United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

United Kingdom

The communication of the Offer Memorandum and any other offer memoranda, documents or materials relating to the Exchange Offers is not being made and such offer memoranda, documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the FSMA. Accordingly, such offer memoranda, documents and/or materials are not being distributed to, and must not be communicated to, the general public in the United Kingdom. The communication of such offer memoranda, documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)) or any other persons to whom it may otherwise lawfully be made under the Order.

Belgium

Neither the Offer Memorandum nor any other offer memoranda, documents or materials relating to the Exchange Offers have been submitted to or will be submitted for approval or recognition to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen) and, accordingly, the Exchange Offers may not be made in Belgium by way of a public offering, as defined in Article 3 of the Belgian Law of 1 April 2007 on public takeover bids or as defined in Article 3 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (together, the “Belgian Public Offer Law”), each as amended or replaced from time to time. Accordingly, the Exchange Offers may not be advertised and the Exchange Offers will not be extended, and neither the Offer Memorandum nor any other offer memoranda, documents or materials relating to an Exchange Offer (including any memorandum, information circular, brochure or any similar offer memoranda or documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Public Offer Law (as amended from time to time), acting on their own account. Insofar as Belgium is concerned, the Offer Memorandum has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Exchange Offers. Accordingly, the information contained in the Offer Memorandum may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Exchange Offers are not being made, directly or indirectly, to the public in the Republic of France (“France”). Neither the Offer Memorandum nor any other offer memorandum, document or material relating to the Exchange Offers has been or shall be distributed to the public in France and only qualified investors (Investisseurs Qualifiés) other than individuals, as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 and D.411.3 of the French Code Monétaire et Financier are eligible to participate in the Exchange Offer. The Offer Memorandum has not been submitted for clearance to, or approved by, the Autorité des Marchés Financiers.

Italy

None of the Exchange Offers, the Offer Memorandum or any other documents or materials relating to the Exchange Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”). The Exchange Offers are being carried out in the Republic of Italy (Italy) as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the Financial Services Act) and article 35-bis, paragraph 3, of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“CONSOB Regulation”). The Exchange Offers are not available to investors located in Italy that do not qualify as qualified investors (investitori qualificati), as defined pursuant to Article 100 of the Financial Services Act and Article 34-ter, paragraph 1, letter b) of the CONSOB Regulation (“Ineligible Italian Investors”). Ineligible Italian Investors may not participate in the Exchange Offers, and neither the Offer Memorandum nor any other documents or materials relating to the Existing Notes, the New 2020 Notes or the Exchange Offers may be distributed or made available to Ineligible Italian Investors. Holders or beneficial owners of the Notes that are located in Italy and qualify as qualified investors (investitori qualificati) can participate in the Exchange Offers through authorised persons and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

New Zealand

The Exchange Offers are not being made, directly or indirectly, to the public in New Zealand in terms of the Securities Act 1978 (New Zealand). In particular, but without limitation, the Exchange Offers may only be made either (A) to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money within the meaning of section 3(2)(a)(ii) of the Securities Act 1978, or (B) to any other persons in circumstances where there is no contravention of the Securities Act 1978. Neither the Offering Memorandum nor any other advertisement (as defined in the Securities Act 1978) relating to the Exchange Offers may be published, or distributed to any persons, in New Zealand (other than such persons referred to in (A) and (B) above).

Hong Kong

The Exchange Offers will not be made in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (“SFO”) and any rules made under that Ordinance or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. The Offer Memorandum, and any advertisement or invitation relating to the Exchange Offers will not be made available to the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than to “professional investors” as defined in the SFO and any rules made under that Ordinance.

Australia

The Exchange Offers are only available to persons in Australia who are ‘professional investors’ within the meaning of section 9 of the Corporations Act 2001 (Commonwealth) (Corporations Act) or ‘wholesale clients’ within the meaning of sections 761G(4) and 761G(7)(c) of the Corporations Act. The Offer Memorandum:

(a)	is not a disclosure document or a product disclosure statement for the purposes of the Corporations Act. The Offer Memorandum has not been and will not be lodged with the Australian Securities and Investments Commission (ASIC); and

(b)	does not contain all the information that a prospectus or a product disclosure statement is required to contain.

The distribution of the Offer Memorandum in Australia has not been authorised by ASIC or any other regulatory authority in Australia.

Canada

The Exchange Offers are not being made to, or for the account or benefit of any person resident in Canada or any person otherwise subject to applicable Canadian securities laws and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, multilateral or national instruments, orders, rulings and other regulatory instruments issued or adopted by any securities commission or similar regulatory authority in Canada.

No securities commission or similar regulatory authority in Canada has reviewed the offering memorandum or has in any way passed upon the merits of the securities offered hereunder nor has it reviewed this offering memorandum and any representation to the contrary is an offence.

General

The Offer Memorandum does not constitute an offer to sell or buy or a solicitation of an offer to sell or buy the Existing Notes and/or New 2020 Notes, as applicable, and the offer of the Existing Notes for exchange in the Exchange Offers will not be accepted from Noteholders in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require an Exchange Offer or the Consent Solicitations to be made by a licensed broker or dealer and the Dealer Manager or any of its respective affiliates is such a licensed broker or dealer in such jurisdictions, such Exchange Offer or the Consent Solicitations shall be deemed to be made by the Dealer Manager or such affiliate (as the case may be) on behalf of the Issuer in such jurisdictions.

In addition to the representations referred to above in respect of the United States, each holder of Existing Notes participating in the Exchange Offers will also be deemed to give certain representations in respect of the other jurisdictions referred to above and generally as set out in “Procedures for Participating in the Exchange Offers” in the Offer Memorandum. Any offer of Existing Notes for exchange pursuant to the Exchange Offers from a Noteholder that is unable to make these representations will not be accepted. Each of the Issuer, the Guarantors, the Dealer Manager and the Tabulation and Exchange Agent reserves the right, in its absolute discretion, to investigate, in relation to any offer of Existing Notes for exchange pursuant to an Exchange Offer, whether any such representation given by a Noteholder is correct and, if such investigation is undertaken and as a result the Issuer determines (for any reason) that such representation is not correct, such offer shall not be accepted.

TCNZ FINANCE LIMITED ANNOUNCES CONSENT SOLICITATION

31 August 2011

TCNZ Finance Limited acting through its Bermudan branch (the “Issuer”) announces a consent solicitation in respect of its CHF 200,000,000 4.375 per cent. Notes due 2012 (ISIN CH0043741690) (the “Notes”)

The Consent Solicitation is being made on the terms, and subject to conditions, contained in the consent solicitation memorandum dated 31 August 2011 (the “Consent Solicitation Memorandum”). Capitalised terms used in this announcement have the same meanings ascribed to them in the Consent Solicitation Memorandum.

The Issuer is soliciting consents (the “Consent Solicitation”) from the holders of the Notes to pass an Extraordinary Resolution (the “Extraordinary Resolution”) providing for the insertion of a new condition obliging the Issuer to redeem all, but not some only, of the Notes on or before the date falling 30 days after the granting of Final Orders in respect of the Demerger (as defined below) (the “Compulsory Early Redemption Date”) by giving no less than five Business Days’ notice to the holders of the Notes in accordance with the terms and conditions of the Notes (the “Conditions”).

The Early Redemption Amount would be determined by reference to a fixed spread of 0 basis points above the Benchmark Rate, as calculated at or around 3.00 p.m. CET on the fourth Business Day prior to the date fixed for redemption. Accrued and unpaid interest on the Notes from, and including, the immediately preceding interest payment date for the Notes up to, but excluding, the date fixed for redemption will also be paid.

The Extraordinary Resolution will also provide for the waiver of any Event of Default (as defined in the Conditions) which may arise during the period between the date of the Meeting and the Compulsory Early Redemption Date as a result of the proposed Demerger (as defined below).

The meeting (or any adjourned such meeting (the “Meeting”)) to consider and if thought fit pass the extraordinary resolution will be held at the offices of Clifford Chance LLP, 10 Upper Bank Street, London, E14 5JJ at 11.45 a.m. (London time) on 22 September 2011. The Meeting has been convened pursuant to a notice of meeting dated 31 August 2011 (the “Notice of Meeting”).

The deadline for submission of voting instructions is 12.45 p.m. (CET) on 20 September 2011 (the “Voting Deadline”) and the Early Submission Deadline will be 5.00 p.m. (CET) on 14 September 2011, unless extended, re-opened or terminated as provided in this consent solicitation memorandum.

Holders of the Notes may, subject to (i) the delivery of a valid Early Voting Instruction in favour of the Extraordinary Resolution prior to the Early Submission Deadline, (ii) the Extraordinary Resolution being passed at the Meeting, (iii) and the satisfaction of certain other conditions, be entitled to receive an additional cash payment (the “Early Consent Fee”) equal to CHF 25 per CHF 5,000 in aggregate principal amount of Notes, in respect of which such Early Voting Instruction is given.

The redemption of the Notes in the event that the Extraordinary Resolution is passed, is conditional upon the satisfaction of certain Consent Transaction Conditions, including the granting of Final Orders in respect of the Demerger by the High Court of New Zealand. Provided that the relevant conditions are satisfied or (where applicable) waived, the Issuer will redeem the Notes shortly after completion of the Demerger and, in any event, before the Compulsory Early Redemption Date.

Rationale

In March 2009, the New Zealand Government announced its Ultra Fast Broadband (“UFB”) initiative. The essence of the UFB initiative is to create partnerships between the New Zealand Government and private investors to deploy fibre network infrastructure. On 24 May 2011, the New Zealand Government announced that it had concluded negotiations with Telecom Corporation of New Zealand Limited (“Telecom”) for its business unit “Chorus” to take a cornerstone role in the UFB initiative. Under the terms of the agreement, “Chorus” is required to become a new, separately listed company to be known as Chorus Limited completely independent of Telecom (the “Demerger”).

The Demerger will be implemented by way of a scheme of arrangement approved by the High Court of New Zealand. The implementation of the Demerger requires, among other things, that Telecom obtain approval of 75% or more of Telecom shareholders entitled to vote and voting on the arrangement. Assuming the Demerger proceeds, it will be implemented through the transfer of all of the Chorus Limited shares held by Telecom to eligible Telecom shareholders.

The Consent Solicitation is being carried out in order to allow Telecom to manage the debt profiles of the Telecom and Chorus businesses following the Demerger. Implementation of the Demerger could also result in an Event of Default under the Conditions of the Notes and the Issuer is therefore seeking the approval of Noteholders to waive any such Event of Default. The Issuer has convened the Meetings for the purpose of enabling Noteholders to consider and resolve, if they think fit, to pass the Extraordinary Resolution proposed in relation to the Notes.

Participating in the Consent Solicitation

Only Noteholders who (i) deliver, or arrange to have delivered on their behalf, valid Early Voting Instructions in favour of the Extraordinary Resolution by the Early Submission Deadline and (ii) do not seek to attend the Meeting (or any adjourned Meeting) in person or make any other arrangements to be represented at the Meeting, will be eligible for the Early Consent Fee.

Any Noteholder that separately seeks to appoint a proxy to vote at the Meeting (or any adjourned Meeting) on its behalf or attends the Meeting (or any adjourned Meeting) in person or makes other arrangements to be represented at the Meeting will not be eligible for the Early Consent Fee, irrespective of whether such Noteholder has delivered an Early Voting Instruction, or voted in favour of the Extraordinary Resolution.

Payment of the Early Consent Fee is conditional on the satisfaction (or waiver) of the Consent Transaction Conditions described in the Consent Solicitation Memorandum.

For further information:

A complete description of the procedures in relation to the Meetings, and the text of the proposed Extraordinary Resolution, is set out in the Notice of Meeting and the Consent Solicitation Memorandum.

Further details about the transaction can be obtained from:

The Dealer Managers:

Citigroup Global Markets Limited

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Tel: +44(0) 207 986 8969

Email: liabilitymanagement.europe@citi.com

Credit Suisse Securities (Europe) Limited

One Cabot Square

London E14 4QJ

United Kingdom

Tel: +44 20 7883 9198

Attention: Liability Management Group

email: liability.management@credit-suisse.com

The Swiss Proxy Agent:

Credit Suisse AG

Uetlibergstrasse 231

8070 Zurich

Switzerland

Tel: +41 44 333 49 73

+41 44 333 28 86

Attention: Transaction Advisory Group

Email: walter.huni@credit-suisse.com

   joerg.nubbemeier@credit-suisse.com

The Tabulation Agent:

Citibank, N.A.

Citigroup Centre, Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Tel: +44 (0) 20 7508 3867

Email: exchange.gats@citi.com

Copies of the Consent Solicitation Memorandum and the Notice of Meeting are available to eligible persons upon request from the Tabulation Agent.

The Dealer Managers do not take responsibility for the contents of this announcement and none of the Issuer, the Guarantors, the Dealer Managers, the Swiss Proxy Agent, the Tabulation Agent, or any of their respective directors, employees or affiliates makes any representation or recommendation whatsoever regarding the Consent Solicitation, or any recommendation as to whether holders of Notes should vote in respect of the Extraordinary Resolution. This announcement must be read in conjunction with the Consent Solicitation Memorandum and the Notice of Meeting. This announcement, the Notice of Meeting and the Consent Solicitation Memorandum contain important information, which should be read carefully before any decision is made with respect to the Consent Solicitation. If any holder of Notes is in any doubt as to the action it should take, it is recommended to seek its own advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent adviser.

Jurisdictional Restrictions:

This announcement and the Consent Solicitation Memorandum do not constitute an invitation to participate in the Consent Solicitation in or from any jurisdiction in or from which, or to or from any person to or from whom, it is unlawful under applicable securities laws. The distribution of the Consent Solicitation Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession the Consent Solicitation Memorandum comes are required by each of the Issuer, the Dealer Managers, the Swiss Proxy Agent and the Tabulation Agent to inform themselves about and to observe, any such restrictions.